Exhibit 99.1

2022

Management

Information Circular

For the Special Meeting of Shareholders

to be held on August 9, 2022

Table of Contents

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS	5

QUESTIONS AND ANSWERS RELATING TO THE SANDSTORM MEETING AND THE ARRANGEMENT	7

GLOSSARY OF DEFINED TERMS	18

GENERAL INFORMATION	39

Information Contained in this Circular	39

Information Concerning Nomad	40

Non-IFRS Financial Performance Measures	40

Presentation of Financial Information	40

Pro Forma Financial Statements	41

Currency Exchange Rate Information	42

Scientific and Technical Information	42

Cautionary Note to Sandstorm Shareholders in the United States Concerning Estimates of Measured, Indicated and Inferred Mineral Resources	43

Forward-Looking Information	44

Information for United States Securityholders	48

SUMMARY	51

The Sandstorm Meeting	51

The Arrangement	52

Timing for Completion of the Arrangement	56

Regulatory Matters and Approvals	57

Canadian Securities Law Matters	58

U.S. Securities Law Matters	59

Risk Factors	59

Transaction Agreements	59

Information Concerning Sandstorm	60

Information Concerning Nomad	60

Information Concerning Sandstorm Following Completion of the Arrangement	60

Pro Forma Financial Statements	61

GENERAL INFORMATION CONCERNING THE SANDSTORM MEETING	62

Time, Date and Place	62

Record Date	62

Solicitation of Proxies	62

How the Vote for the Sandstorm Shareholder Resolution is Approved	62

Vote Counting	63

New York Stock Exchange Rules	63

Who Can Vote?	63

Voting by Registered Sandstorm Shareholders	64

Appointment of Proxies	64

What is a Form of Proxy?	65

Appointing a Proxyholder	65

Instructing your Proxy and Exercise of Discretion by your Proxy	65

Revoking your Proxy	65

Beneficial Sandstorm Shareholders	66

Voting by Beneficial Sandstorm Shareholders	66

Quorum	66

Voting Securities and Principal Sandstorm Shareholders	67

BUSINESS OF THE SANDSTORM MEETING	68

Sandstorm Shareholder Resolution	68

Other Business	70

THE ARRANGEMENT	71

Details of the Arrangement	71

Background to the Arrangement	71

Recommendation of the Sandstorm Board	74

Reasons for the Recommendation of the Sandstorm Board	75

BMO Fairness Opinion	77

Description of the Plan of Arrangement	78

Registration Rights Agreement	80

Timing for Completion of the Arrangement	81

REGULATORY MATTERS AND APPROVALS	83

Shareholder Approvals	83

Court Approvals	84

Regulatory Approvals	84

Canadian Competition Approval	84

South African Competition Approval	85

Stock Exchange Listing Approval and Delisting Matters	86

Canadian Securities Law Matters	86

U.S. Securities Law Matters	87

RISK FACTORS	89

Risk Factors Relating to the Arrangement	89

Risk Factors Relating to Sandstorm Following Completion of the Arrangement	93

TRANSACTION AGREEMENTS	97

The Arrangement Agreement	97

The Voting and Support Agreements	114

INFORMATION CONCERNING PARTIES TO THE ARRANGEMENT	118

Information Concerning Sandstorm	118

Information Concerning Nomad	118

Information Concerning Sandstorm Following Completion of the Arrangement	118

OTHER INFORMATION	119

Interests of Informed Persons in Material Transactions	119

Interests of Certain Persons in Matters to be Acted upon	119

Auditors	119

Interest of Experts	120

CONSENT OF BMO CAPITAL MARKETS	123

APPENDIX A SANDSTORM SHAREHOLDER RESOLUTION	A-1

APPENDIX B INFORMATION CONCERNING NOMAD	B-1

APPENDIX C INFORMATION CONCERNING SANDSTORM	C-1

APPENDIX D INFORMATION CONCERNING SANDSTORM FOLLOWING COMPLETION OF THE ARRANGEMENT	D-1

APPENDIX E BMO FAIRNESS OPINION	E-1

APPENDIX F UNAUDITED PRO FORMA FINANCIAL STATEMENTS	F-1

APPENDIX G BASECORE FINANCIAL STATEMENTS	G-1

Notice of Special Meeting of

Shareholders

DATE: August 9, 2022

NOTICE IS HEREBY GIVEN that the Special Meeting (the “Sandstorm Meeting”) of holders (“Sandstorm Shareholders”) of common shares (“Sandstorm Shares”) of Sandstorm Gold Ltd. (the “Company” or “Sandstorm”) will be held at Sandstorm’s head office at Suite 1400, 400 Burrard Street, Vancouver, British Columbia V6C 3A6 on August 9, 2022, at the hour of 9:00 a.m. (Vancouver Time).

TIME: 9:00 a.m. (Vancouver Time)

Important details about the Sandstorm Meeting, as well as further information with respect to voting by proxy are set out in the accompanying Management Information Circular (the “Circular”) and proxy materials.

LOCATION: Suite 1400, 400 Burrard Street, Vancouver, British Columbia V6C 3A6

The Sandstorm Meeting will be held to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the “Sandstorm Shareholder Resolution”) authorizing the issuance by Sandstorm of up to 82,619,407 Sandstorm Shares as consideration in connection with a plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act involving Sandstorm and Nomad Royalty Company Ltd., the full text of which is included as Appendix A attached to the accompanying Circular.

Sandstorm Shareholders will also transact any other business properly brought before the Sandstorm Meeting or any adjournment thereof. The specific details of the foregoing matters to be put before the Sandstorm Meeting are set forth in the Circular accompanying this notice. It is a condition to the implementation of the Arrangement that the Sandstorm Shareholder Resolution be approved at the Sandstorm Meeting. In order for the Arrangement to proceed, the Sandstorm Shareholder Resolution must be approved by the affirmative vote of at least a simple majority of the votes cast by Sandstorm shareholders present in person or represented by proxy and entitled to vote at the Sandstorm Meeting. Each Sandstorm Shareholder is entitled to one vote for each Sandstorm Share held by such holder as of the close of business on the record date (as described below).

The board of directors of Sandstorm (the “Sandstorm Board”) unanimously recommends that shareholders vote FOR the Sandstorm Shareholder Resolution.

The Sandstorm Board has, by resolution, fixed the close of business on July 5, 2022 as the record date, being the date for the determination of the registered holders of Sandstorm Shares entitled to notice of and to vote at the Sandstorm Meeting and any adjournment or adjournments thereof. Proxies to be used at the Sandstorm Meeting must be deposited with the Company, c/o the Company’s transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 no later than 9:00 a.m. (Vancouver Time) on August 5, 2022, or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Sandstorm Meeting or any adjournment thereof is held. Non-registered Sandstorm Shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form. Late proxies may be accepted or rejected by the Chair of the Sandstorm Meeting in his or her discretion. The Chair is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the Chair of the Sandstorm Meeting at his or her discretion, without notice.

The Company reserves the right to take any additional precautionary measures in relation to the Sandstorm Meeting in response to further developments in respect of the novel coronavirus (“COVID-19”) pandemic and related public health guidelines and restrictions that the Company considers necessary or advisable including changing the time, date or location of the Sandstorm Meeting. Changes to the Sandstorm Meeting time, date or location and/or means of holding the Sandstorm Meeting may be announced by way of press release. Please monitor the Company’s press releases as well as its website at www.sandstormgold.com for updated information. The Company recommends that you check its website one week prior to the Sandstorm Meeting date for the most current information. The Company does not intend to prepare or mail an amended Circular in the event of changes to the Sandstorm Meeting format.

Please review the accompanying Circular before voting as it contains important information about the Sandstorm Meeting. If you have any questions or require assistance, please contact Kingsdale Advisors, our strategic shareholder advisor and proxy solicitation agent, by telephone at 1.800.775.1986 toll-free in North America (+1.416.867.2272 for collect calls outside of North America) or by e-mail at contactus@kingsdaleadvisors.com, or your professional advisor.

DATED at Vancouver, British Columbia this 11th day of July, 2022.

BY ORDER OF THE BOARD

(Signed) Nolan Watson

President, Chief Executive Officer and a Director

Questions and Answers Relating

to the Sandstorm Meeting and the

Arrangement

The following is intended to answer certain key questions concerning the Sandstorm Meeting and the Arrangement and is qualified in its entirety by the more detailed information appearing elsewhere in this Circular. Capitalized terms used in this summary and elsewhere in this Circular and not otherwise defined have the meanings given to them under “Glossary of Defined Terms”.

Q&A on the Arrangement

Q: Why did I receive this Circular?

A: You received this Circular because, as a Sandstorm Shareholder, you are being asked to consider and, if thought advisable, to approve the Sandstorm Shareholder Resolution, which will approve the issuance of the Consideration Shares, in connection with a court-approved plan of arrangement under the CBCA, pursuant to which Sandstorm will acquire all of the issued and outstanding Nomad Shares.

Q: When and where will the Sandstorm Meeting be held?

A: The Sandstorm Meeting will be held at 9:00 a.m. (Vancouver time) on August 9, 2022 at Sandstorm’s head office at Suite 1400, 400 Burrard Street, Vancouver, British Columbia V6C 3A6.

Q: What is the Arrangement?

A: On May 1, 2022, Sandstorm and Nomad entered into the Arrangement Agreement pursuant to which, among other things, Sandstorm agreed to acquire all of the issued and outstanding Nomad Shares pursuant to a court-approved arrangement under the CBCA.

Subject to receipt of the Sandstorm Shareholder Approval, the Nomad Shareholder Approval, the Final Order and the satisfaction or waiver of certain other conditions, at the Effective Time, Sandstorm will acquire all of the issued and outstanding Nomad Shares.

See “The Arrangement – Description of the Plan of the Arrangement”.

Q: What will Nomad Shareholders receive under the Plan of Arrangement?

A: Under the terms of the Plan of Arrangement, each Nomad Shareholder (excluding Dissenting Nomad Shareholders and Sandstorm and its affiliates) will receive 1.21 Sandstorm Shares for each Nomad Share held at the Effective Time. As of the time of announcement of the Arrangement, the Consideration Shares issuable pursuant to the Plan of Arrangement were valued at approximately US$590 million (C$755 million).

See “The Arrangement – Details of the Arrangement”.

Q: What will Sandstorm Shareholders receive under the Plan of Arrangement?

A: Sandstorm Shareholders will continue to own their existing Sandstorm Shares after the Arrangement. Following the completion of the Arrangement, existing Sandstorm Shareholders are expected to own approximately 73%, and existing Nomad Shareholders are expected to own approximately 27%, of the issued and outstanding Sandstorm Shares on a non-diluted basis, in each case based on the number of Sandstorm Shares and Nomad Shares issued and outstanding as of July 8, 2022, taking into account the number of Nomad Shares issuable under the Nomad DRIP as of such date and assuming completion of the BaseCore Transaction.

Q: If the Arrangement is completed, how many Sandstorm Shares will be issued to former Nomad Shareholders at the Effective Time in connection with the Arrangement?

A: If the maximum number of Nomad Shares are issued and outstanding at the Effective Time (as a result of the issuance of Nomad Shares under the Nomad DRIP and exercise of outstanding Nomad Options and Nomad Warrants), Sandstorm expects to issue up to approximately 82,619,407 Sandstorm Shares to Nomad Shareholders in connection with the Arrangement.

Q: Does the Sandstorm Board support the Arrangement?

A: Yes. The Sandstorm Board has unanimously determined that the Arrangement is in the best interests of Sandstorm and unanimously recommends that Sandstorm Shareholders vote FOR the Sandstorm Shareholder Resolution at the Sandstorm Meeting.

In making its recommendation, the Sandstorm Board reviewed and considered a number of factors and reasons as described in this Circular under “The Arrangement – Reasons for the Recommendation of the Sandstorm Board”, including the BMO Fairness Opinion provided by BMO Capital Markets to the Sandstorm Board, to the effect that, as of the date of such opinion, based upon and subject to the assumptions, limitations and qualifications set forth in such opinion, the Consideration to be paid by Sandstorm under the Arrangement is fair, from a financial point of view, to Sandstorm.

See “The Arrangement – Background to the Arrangement” and “The Arrangement – BMO Fairness Opinion”.

Q: Why is the Sandstorm Board making this recommendation?

A: In reaching its conclusions and formulating its recommendation, the Sandstorm Board consulted with representatives of Sandstorm’s management team and its legal and financial advisors. The Sandstorm Board also reviewed a significant amount of technical, financial and operational information relating to Nomad and Sandstorm and considered a number of factors and reasons, including those listed below. The following is a summary of the principal reasons for the unanimous determination of the Sandstorm Board that the Arrangement is in the best interests of Sandstorm and the unanimous recommendation of the Sandstorm Board that Sandstorm Shareholders vote FOR the Sandstorm Shareholder Resolution.

●

Adds high-quality and low-cost assets with precious metals focus. The addition of several high-quality and low-cost assets from Nomad’s portfolio fortifies Sandstorm’s focus on gold, silver, and copper exposure. By 2025, Sandstorm’s revenue is expected to be nearly 90% precious metals.

●

Solidifies Sandstorm’s position as the “go-to” royalty and streaming company. Sandstorm expects its production to grow more than 85% between 2022 and 2025, positioning the Company as the “go-to” royalty and streaming company amongst peers. The Arrangement is expected to provide Sandstorm with substantially enhanced scale and size, with pro forma 2022 production guidance expected to increase by approximately 22% from 65,000–70,000 GEO to 80,000–85,000 GEO[1], and long-term production guidance expected to increase by 55% from 100,000 GEO to 155,000 GEO[2] in 2025. The Arrangement will add several development stage assets contributing to this growth including Greenstone, Platreef, and Cortez (Robertson deposit).

[1]	Commodity Price Assumptions: $1,800/oz Au, $22/oz Ag, $4.00/lb Cu.
[2]	Commodity Price Assumptions: $1,800/oz Au, $22/oz Ag, $4.00/lb Cu.

●

Enables value-creation through industry leading portfolio diversification. On completion of the Arrangement, Sandstorm’s resulting portfolio will total 260 streams and royalties, of which 39 of the underlying assets will be cash-flowing with no asset contributing more than 15% to the Company’s broker consensus net asset value.

●

Bolsters financial strength and capital markets profile. The combined cash balance as at March 31, 2022 of US$53.1 million, with increased public float, liquidity, and access to capital, is expected to provide Sandstorm with greater capacity to pursue further growth and return capital to Sandstorm Shareholders.

●	Accretive transaction. The Arrangement is expected to deliver immediate cash flow per share and net asset value per share accretion to Sandstorm.

●

Voting support agreements. The Orion Entities, which hold or exercise control or direction over approximately 64.5% of the outstanding Nomad Shares as of May 1, 2022, have entered into the Orion Support Agreements with Sandstorm pursuant to which they have irrevocably agreed, among other things, to vote in favour of the Arrangement Resolution. In addition, all of the directors and certain representatives of the executive leadership teams of each of Sandstorm and Nomad have entered into the Sandstorm Support Agreements and the Nomad Support Agreements, respectively, pursuant to which they have agreed, among other things, to vote in favour of, in the case of Sandstorm, the Sandstorm Shareholder Resolution, and in the case of Nomad, the Arrangement Resolution.

●

Business climate and review of alternatives. After reviewing the current and prospective business climate in the royalty and streaming industry, including the potential for further consolidation or acquisitions, and the benefits and risks of other strategic opportunities reasonably available to Sandstorm, the Sandstorm Board believes that the Arrangement represents Sandstorm’s best prospects for maximizing shareholder value in the medium to long term.

●

Fairness opinion. The Sandstorm Board received an opinion from BMO Capital Markets dated May 1, 2022, as to the fairness to Sandstorm, from a financial point of view, of the Consideration to be paid by Sandstorm under the Arrangement, based upon and subject to the assumptions, limitations and qualifications set forth therein. See “The Arrangement – BMO Fairness Opinion”. A complete copy of the BMO Fairness Opinion is included as “Appendix E – BMO Fairness Opinion” attached to this Circular.

See “The Arrangement – Reasons for the Recommendation of the Sandstorm Board”.

Q: What steps has Sandstorm and the Sandstorm Board undertaken to protect the interests of Sandstorm and Sandstorm Shareholders in connection with the Arrangement?

A: In making its determinations and recommendations, the Sandstorm Board observed that a number of procedural safeguards were in place and present to permit the Sandstorm Board to protect the interests of Sandstorm, the Sandstorm Shareholders and other Sandstorm stakeholders. These procedural safeguards include, among others:

●

Arm’s length transaction. The Arrangement Agreement is the result of comprehensive arm’s length negotiations. The Sandstorm Board took an active role in negotiating the materials terms of the Arrangement Agreement and the Arrangement Agreement includes terms and conditions that are reasonable in the judgment of the Sandstorm Board.

●

Conduct of Sandstorm’s business. The Sandstorm Board believes that the restrictions imposed on Sandstorm’s business and operations during the pendency of the Arrangement are reasonable and not unduly burdensome.

●

Ability to Change its Recommendation. Notwithstanding the limitation contained in the Arrangement Agreement on Sandstorm’s ability to solicit interest from third parties with respect to a Sandstorm Acquisition Proposal, the Arrangement Agreement allows the Sandstorm Board to make a Sandstorm Change of Recommendation if the Sandstorm Board, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that a Sandstorm Acquisition Proposal is a Sandstorm Superior Proposal and that it could reasonably be expected to result in a violation of its fiduciary duties under applicable Law to continue to recommend that Sandstorm Shareholders vote in favour of the Sandstorm Shareholder Resolution.

●

Reasonable Break Fee. The amount of the Sandstorm Termination Fee, being US$23.6 million, payable to Nomad under certain circumstances, is within the range of termination fees that are considered reasonable for a transaction of the nature and size of the Arrangement and should not preclude a third party from making a Sandstorm Superior Proposal.

●

Shareholder Approval. The Sandstorm Shareholder Resolution must be approved by the affirmative vote of at least a majority of the votes cast by Sandstorm Shareholders present in person or represented by proxy and entitled to vote at the Sandstorm Meeting.

Q: What is required to complete the Arrangement?

A: Completion of the Arrangement is conditional upon, among other things, the satisfaction or waiver of certain conditions, including:

●	the Sandstorm Shareholder Resolution having been approved by the Sandstorm Shareholders at the Sandstorm Meeting in accordance with applicable Law;

●	the Arrangement Resolution having been approved by the Nomad Shareholders at the Nomad Meeting in accordance with the Interim Order and applicable Law;

●

the Final Order having been obtained in form and substance satisfactory to each of Sandstorm and Nomad, each acting reasonably, and not having been set aside or modified in a manner unacceptable to either Nomad or Sandstorm, each acting reasonably, on appeal or otherwise;

●

the necessary conditional approval of the TSX and the approval of the NYSE having been obtained, including in respect of the listing and posting for trading of the Consideration Shares on the TSX and the NYSE;

●	the Transaction Regulatory Approvals having been obtained and being in full force and effect;

●

no Law having been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceeding having otherwise been taken under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement; and

●

the Consideration Shares and Replacement Options to be issued pursuant to the Arrangement being exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) after consideration of the substantive and procedural fairness of the Arrangement and approval of the Arrangement by the Court.

See “Transaction Agreements – The Arrangement Agreement – Conditions to the Arrangement Becoming Effective”.

Q: When does Sandstorm expect the Arrangement to become effective?

A: The Arrangement is expected to close in August 2022. Closing is conditional on Sandstorm Shareholders approving the Sandstorm Shareholder Resolution and the satisfaction of other closing conditions, including, among other things, the approval by Nomad Shareholders of the Arrangement Resolution and certain Transaction Regulatory Approvals. It is possible that factors outside the control of Sandstorm and/or Nomad could result in the Arrangement being completed at a later time, or not at all. Subject to certain limitations, each Party may terminate the Arrangement Agreement if the Arrangement is not consummated by the later of (i) September 28, 2022, (ii) 30 days following the date of the Nomad Meeting and (iii) such later date as may be agreed to in writing by the Parties. See “Transaction Agreements – The Arrangement Agreement – Conditions to the Arrangement Becoming Effective”.

Q: What will happen to Nomad if the Arrangement is completed?

A: If the Arrangement is completed, Sandstorm will acquire all of the Nomad Shares and Nomad will become a wholly-owned subsidiary of Sandstorm. Sandstorm intends to have the Nomad Shares delisted from the TSX, NYSE and FSE and the Listed Nomad Warrants delisted from the TSX as promptly as possible following the Effective Date. In addition, subject to applicable Laws, Sandstorm will apply to have Nomad cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer and thus will terminate Nomad’s reporting obligations in Canada following completion of the Arrangement.

Q: Will the Consideration Shares be traded on an exchange?

A: The Sandstorm Shares currently trade on the TSX under the symbol “SSL” and the NYSE under the symbol “SAND”. It is a mutual condition to the completion of the Arrangement that the TSX shall have conditionally approved the listing of the Consideration Shares issuable pursuant to the Arrangement on the TSX, and that the NYSE, subject to official notice of issuance, shall have approved the listing of the Consideration Shares on the NYSE. Accordingly, pursuant to the Arrangement Agreement, Sandstorm has agreed to apply for and use commercially reasonable efforts to obtain conditional approval or equivalent of the listing and posting for trading on the TSX and the NYSE of the Consideration Shares, subject only to the satisfaction by Sandstorm of customary listing conditions on the TSX and the NYSE. The TSX has conditionally approved the listing of the Sandstorm Shares issuable under the Arrangement, subject to filing certain documents following the closing of the Arrangement. Sandstorm has applied to list the Consideration Shares and Sandstorm Shares underlying the Replacement Options and the Nomad Warrants (in accordance with their terms) on the NYSE and anticipates receiving all required authorizations prior to the closing of the Arrangement.

Q: Where will the corporate offices of Sandstorm be located following completion of the Arrangement?

A: Following completion of the Arrangement, Sandstorm’s head, registered and records offices will continue to be situated at Suite 1400 – 400 Burrard Street, Vancouver, British Columbia V6C 3A6.

Q: Are there any risks I should consider in connection with the Arrangement?

A: Yes. There are a number of risk factors relating to the Arrangement, the business and operations of each of Nomad and Sandstorm and the business and operations of Sandstorm following completion of the Arrangement, all of which should be carefully considered. Risk factors relating to the Arrangement and the business of Sandstorm following completion of the Arrangement include (among other things) the following:

●	the Arrangement is subject to satisfaction or waiver of several conditions;

●	Sandstorm and Nomad will incur substantial transaction fees and costs in connection with the proposed Arrangement;

●	the Sandstorm Termination Fee or the Sandstorm Expenses Reimbursement may be payable by Sandstorm;

●	Sandstorm and Nomad may be the targets of legal claims, securities class actions, derivative lawsuits and other claims;

●	the integration of Nomad by Sandstorm may not occur as planned;

●	the management team of Sandstorm following completion of the Arrangement may not be successful in implementing the proposed business strategy; and

●

the BaseCore Financial Statements and the unaudited pro forma consolidated financial statements of Sandstorm and Nomad are presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of Sandstorm following completion of the BaseCore Transaction, the Arrangement and the Spin-off Transaction.

See “Transaction Agreements – The Arrangement Agreement – Termination” and “Risk Factors”.

Q: What will happen if the Sandstorm Shareholder Resolution is not approved or the Arrangement is not completed for any reason?

A: If the Sandstorm Shareholder Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated and Sandstorm will continue to operate independently. In certain circumstances, Nomad will be required to pay to Sandstorm the Termination Fee in connection with such termination, or Sandstorm will be required to pay Nomad the Sandstorm Termination Fee in connection with such termination. In addition, in certain circumstances, Sandstorm will be required to pay Nomad an expense reimbursement of up to US$2 million. If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of the Sandstorm Shares may be materially adversely affected and Sandstorm’s business, financial condition or results of operations could also be subject to various material adverse consequences, including that Sandstorm would remain liable for costs relating to the Arrangement.

See “Transaction Agreements – The Arrangement Agreement – Termination” and “Risk Factors”.

Q: Are Sandstorm Shareholders entitled to Dissent Rights?

A: Under applicable Canadian Law, Sandstorm Shareholders are not entitled to dissent rights with respect to the Sandstorm Shareholder Resolution.

Q&A on Proxy Voting

Q: What am I being asked to approve at the Sandstorm Meeting?

A: At the Sandstorm Meeting, Sandstorm Shareholders will be asked to approve the Sandstorm Shareholder Resolution, which includes approval of the issuance of up to 82,619,407 Sandstorm Shares issuable in connection with the Arrangement. If Sandstorm Shareholder Approval is not obtained at the Sandstorm Meeting, the Arrangement will not be completed. Notwithstanding the foregoing, the Sandstorm Shareholder Resolution authorizes the Sandstorm Board, without further notice to or approval of the Sandstorm Shareholders, to revoke the Sandstorm Shareholder Resolution at any time prior to the Effective Time if they decide not to proceed with the Arrangement. See “Business of the Sandstorm Meeting – Sandstorm Shareholder Resolution”.

Q: What will Nomad Shareholders be asked to vote on?

A: In accordance with the Arrangement Agreement, Nomad Shareholders will be asked to vote on the Arrangement Resolution at the Nomad Meeting. In order to be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least (i) two-thirds of the votes cast on the Arrangement Resolution by Nomad Shareholders, present in person or represented by proxy and entitled to vote at the Nomad Meeting; and (ii) a simple majority of the votes cast on the Arrangement Resolution by Nomad Shareholders, present in person or represented by proxy and entitled to vote at the Nomad Meeting, excluding the Excluded Nomad Shareholders.

The Nomad Meeting is expected to be held on August 9, 2022, immediately prior to the Sandstorm Meeting. If the Nomad Shareholder Approval is not obtained at the Nomad Meeting, the Arrangement will not be completed. Notwithstanding the foregoing, the Arrangement Resolution authorizes the Nomad Board, without further notice to or approval of the Nomad Shareholders, to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and not to proceed with the Arrangement at any time prior to the Effective Time. Nomad Shareholders will not be asked to vote on any of the matters to be considered and voted upon at the Sandstorm Meeting.

See “Regulatory Matters and Approvals – Shareholder Approvals – Nomad Shareholder Approval”.

Q: What level of Sandstorm Shareholder approval is required?

A: In order to be effective, the Sandstorm Shareholder Resolution must be approved, with or without variation, by the affirmative vote of at least a simple majority of the votes cast on the Sandstorm Shareholder Resolution by Sandstorm Shareholders, present in person or represented by proxy and entitled to vote at the Sandstorm Meeting.

The Sandstorm Board has unanimously determined that the Arrangement is in the best interests of Sandstorm and unanimously recommends that Sandstorm Shareholders vote FOR the Sandstorm Shareholder Resolution.

See “Business of the Sandstorm Meeting – Sandstorm Shareholder Resolution” and “Regulatory Matters and Approvals – Shareholder Approvals – Sandstorm Shareholder Approval”.

Q: What constitutes quorum for the Sandstorm Meeting?

A: Quorum for the Sandstorm Meeting consists of two persons present in person, each being a Sandstorm Shareholder entitled to vote at the Sandstorm Meeting or a duly appointed proxy or proxyholder for an absent Sandstorm Shareholder so entitled, holding or representing in the aggregate not less than 25% of the issued Sandstorm Shares enjoying voting rights at the Sandstorm Meeting.

Q: How many votes do Sandstorm Shareholders have?

A: Each Sandstorm Shareholder is entitled to one vote on each matter properly brought before the Sandstorm Meeting for each Sandstorm Share held by such holder at the close of business on the Record Date.

Q: How do I vote on the Sandstorm Shareholder Resolution?

A: Sandstorm Shareholders can vote online, on the phone, in writing or in person or by proxy at the Sandstorm Meeting. The procedure for voting is different for Registered Sandstorm Shareholders and Beneficial Sandstorm Shareholders.

Registered Sandstorm Shareholders can vote in one of the following ways:

Internet	Go to www.investorvote.com. Enter the 15-digit control number printed on the form of proxy and follow the instructions on screen.

Fax

Enter voting instructions, sign and date the form of proxy and send your completed form of proxy to: Computershare Investor Services Inc., Attention: Proxy Department, 1.416.263.9524 or 1.866.249.7775.

Mail

Enter voting instructions, sign and date the form of proxy and return your completed form of proxy in the enclosed postage paid envelope to:

Computershare Investor Services Inc.

8th Floor, 100 University Avenue

Toronto, ON M5J 2Y1

Attention: Proxy Department

Hand Delivery

Enter voting instructions, sign the form of proxy and deliver your completed form of proxy to:

Computershare Investor Services Inc.

Attention: Proxy Department

8th Floor, 100 University Avenue

Toronto, ON M5J 2Y1

In Person

If you are a Registered Sandstorm Shareholder, you can attend the Sandstorm Meeting and register with Computershare upon your arrival. Do not fill out and return your form of proxy if you intend to vote in person at the Sandstorm Meeting.

Questions?	Contact Kingsdale Advisors by telephone at 1.800.775.1986 (toll-free within North America), +1.416.867.2272 (for collect calls outside of North America) or by email at contactus@kingsdaleadvisors.com.

You should carefully read and consider the information contained in this Circular. Registered Sandstorm Shareholders who do not wish or are unable to attend the Sandstorm Meeting (or if the Sandstorm Meeting is adjourned or postponed, any reconvened Sandstorm Meeting) in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, or over the internet, in each case in accordance with the instructions set out in the enclosed form of proxy and elsewhere in this Circular. A proxy will not be valid for use at the Sandstorm Meeting unless the completed form of proxy is received by Computershare not later than 9:00 a.m. (Vancouver time) on August 5, 2022, (or if the Sandstorm Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and holidays) prior the date of the reconvened Sandstorm Meeting). Late proxies may be accepted or rejected by the Chair of the Sandstorm Meeting in his or her discretion. The Chair is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the Chair of the Sandstorm Meeting at his or her discretion, without notice.

If you hold your Sandstorm Shares through an Intermediary, please follow the instructions on the VIF or proxy form provided by such Intermediary to ensure that your vote is counted at the Sandstorm Meeting and contact your Intermediary for instruction.

Beneficial Sandstorm Shareholders can vote in one of the following ways:

Internet	Go to www.proxyvote.com. Enter the 16-digit control number printed on the VIF and follow the instructions on screen.

Phone

For Beneficial Sandstorm Shareholders, call the number listed on your VIF.

You will need to enter your 16- digit control number. Follow the interactive voice recording instructions to submit your vote.

Fax	For Canadian Beneficial Sandstorm Shareholders, fax the number listed on your VIF.

Mail	Enter your voting instructions, sign and date the VIF, and return the completed VIF in the enclosed postage paid envelope.

See “General Information Concerning the Sandstorm Meeting – Voting by Registered Sandstorm Shareholders” and “General Information Concerning the Sandstorm Meeting – Appointment of Proxies”.

Q: If my Sandstorm Shares are held by an Intermediary, will they vote my Sandstorm Shares for me?

A: An Intermediary will vote the Sandstorm Shares held by you only if you provide instructions to such Intermediary on how to vote. If you are a Beneficial Sandstorm Shareholder, your Intermediary will send you a VIF or proxy form with this Circular. If you fail to give proper instructions, those Sandstorm Shares will not be voted on your behalf. Beneficial Sandstorm Shareholders should instruct their Intermediaries to vote their Sandstorm Shares on their behalf by following the directions on the VIF or proxy form provided to them by their Intermediaries. Unless your Intermediary gives you its proxy to vote the Sandstorm Shares at the Sandstorm Meeting, you cannot vote those Sandstorm Shares owned by you at the Sandstorm Meeting.

See “General Information Concerning the Sandstorm Meeting – Beneficial Sandstorm Shareholders” and “General Information Concerning the Sandstorm Meeting – Voting by Beneficial Sandstorm Shareholders”.

Q: Who is soliciting my proxy?

A: Your proxy is being solicited on behalf of the management of Sandstorm. Management will solicit proxies primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone by directors, officers or employees of Sandstorm to whom no additional compensation will be paid.

Sandstorm has retained Kingsdale Advisors in connection with the solicitation of proxies. All costs of solicitation by management will be borne by Sandstorm. Sandstorm will reimburse brokers and other entities for costs incurred by them in mailing meeting materials to Beneficial Sandstorm Shareholders.

Q: Who is eligible to vote?

A: Sandstorm Shareholders at the close of business on the Record Date or their duly appointed proxyholders are eligible to vote at the Sandstorm Meeting.

Q: Does any Sandstorm Shareholder beneficially own 10% or more of the Sandstorm Shares?

A: To the knowledge of the directors and officers of Sandstorm, as of the Record Date, no Sandstorm Shareholder beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to the outstanding Sandstorm Shares.

Q: What if I acquire ownership of Sandstorm Shares after the Record Date?

A: You will not be entitled to vote Sandstorm Shares acquired after the Record Date at the Sandstorm Meeting. Only persons owning Sandstorm Shares as of the Record Date are entitled to vote at the Sandstorm Meeting.

Q: Why am I being asked to approve the Sandstorm Shareholder Resolution?

A: The TSX requires an acquiring company to obtain shareholder approval if the number of shares to be issued as consideration for an acquisition exceeds 25% of its outstanding shares. If the maximum number of Nomad Shares are issued and outstanding at the Effective Time (as a result of the issuance of Nomad Shares under the Nomad DRIP and exercise of outstanding Nomad Options and Nomad Warrants), Sandstorm expects to issue up to approximately 82,619,407 Sandstorm Shares to Nomad Shareholders in connection with the Arrangement, representing approximately 40% of the issued and outstanding Sandstorm Shares, assuming 205,731,491 Sandstorm Shares are issued and outstanding as of the Effective Date (which figure includes 13,495,276 Sandstorm Shares to be issued in connection with the completion of the BaseCore Transaction). If no outstanding Nomad Options and Nomad Warrants have been exercised prior to the Effective Time, Sandstorm expects to issue up to approximately 77,591,206 Sandstorm Shares to Nomad Shareholders on closing of the Arrangement (including in respect of Nomad Shares issuable under the Nomad DRIP), representing approximately 38% of the issued and outstanding Sandstorm Shares (assuming 205,731,491 Sandstorm Shares are issued and outstanding as of the Effective Date (which figure includes 13,495,276 Sandstorm Shares issued in connection with the completion of the BaseCore Transaction)), with up to 5,028,201 Sandstorm Shares reserved for issuance upon exercise of the Replacement Options and the Nomad Warrants.

The aggregate 82,619,407 Sandstorm Shares issuable is calculated as follows:

Purpose	Number of Sandstorm Shares(5)

Nomad Shareholders(1)	74,378,526

Nomad DRIP(2)	3,212,680

Replacement Options(3)	2,018,150

Nomad Warrants(4)	3,010,051

Total:	82,619,407

Notes:

(1)	Assumes (i) there are no Dissenting Nomad Shareholders; and (ii) there are 61,469,857 Nomad Shares issued and outstanding as of the Effective Date.
(2)	Figure calculated based on 2,655,108 Nomad Shares issuable pursuant to the Nomad DRIP. These Sandstorm Shares may be issued as a result of the Nomad DRIP or for administrative or clerical errors.
(3)	Assumes 1,667,893 Nomad Options are outstanding as of the Effective Date.
(4)	Assumes 2,487,646 Nomad Warrants are outstanding as of the Effective Date.
(5)	Reflects the Nomad Shares issuable under notes (1), (2), (3) and (4) multiplied by the Exchange Ratio.

The TSX will generally not require further approval of the Sandstorm Shareholders for the issuance of up to an additional 20,654,851 Sandstorm Shares, such number being 25% of the number of Sandstorm Shares approved by Sandstorm Shareholders for the Arrangement, provided that the securities are issued or made issuable to Nomad securityholders pursuant to an increase in the consideration under the Arrangement.

If Sandstorm Shareholder approval for the Sandstorm Shareholder Resolution is not obtained, Sandstorm will not be able to complete the Arrangement on the terms currently proposed.

Q: Should I send in my proxy now?

A: Yes. Once you have carefully read and considered the information in this Circular, you should complete and submit the enclosed VIF or form of proxy. You are encouraged to vote well in advance of the proxy cut-off time at 9:00 a.m. (Vancouver time) on August 5, 2022 to ensure your Sandstorm Shares are voted at the Sandstorm Meeting. If the Sandstorm Meeting is adjourned or postponed, your proxy must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the reconvened Sandstorm Meeting. Late proxies may be accepted or rejected by the Chair of the Sandstorm Meeting in his or her discretion. The Chair is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the Chair of the Sandstorm Meeting at his or her discretion, without notice.

Q: What happens if I send in my proxy without specifying how to vote?

A: The persons named in the enclosed form of proxy are each a director or an officer of Sandstorm. You may indicate on your form of proxy how you wish your proxyholder to vote your Sandstorm Shares. If you do this, your proxyholder must vote your Sandstorm Shares in accordance with the instructions you have given. If you have appointed the persons designated in the form of proxy as your proxyholder, they will, unless you give contrary instructions, vote FOR the Sandstorm Shareholder Resolution.

A Sandstorm Shareholder who wishes to appoint some other person to represent such Sandstorm Shareholder at the Sandstorm Meeting may do so by crossing out the name on the form of proxy and inserting the name of the person proposed in the blank space provided in the enclosed form of proxy. You may indicate on your form of proxy how you wish your proxyholder to vote your Sandstorm Shares. If you do this, your proxyholder must vote your Sandstorm Shares in accordance with the instructions you have given.

Q: Can I revoke my vote after I have voted by proxy?

A: Yes. A Sandstorm Shareholder executing the enclosed form of proxy has the power to revoke it by providing a new proxy dated as at a later date, provided that the new proxy is received by Computershare before 9:00 a.m. (Vancouver time) on August 5, 2022 (or if the Sandstorm Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and holidays) prior the date of the reconvened Sandstorm Meeting). A Registered Sandstorm Shareholder may also revoke any prior proxy without providing new voting instructions by clearly indicating in writing that such Sandstorm Shareholder wants to revoke his, her or its proxy and delivering such written document to (i) the registered office of Sandstorm at Suite 1400 – 400 Burrard Street, Vancouver, British Columbia V6C 3A6, Attention: Corporate Secretary at any time up to and including the last Business Day preceding the day of the Sandstorm Meeting (or if the Sandstorm Meeting is adjourned or postponed, any reconvened Sandstorm Meeting), or (ii) the Chair of the Sandstorm Meeting at the Sandstorm Meeting (or if the Sandstorm Meeting is adjourned or postponed, any reconvened Sandstorm Meeting) prior to the vote in respect of the Sandstorm Shareholder Resolution, or in any other manner permitted by Law.

If you hold your Sandstorm Shares through an Intermediary, the methods to revoke your voting instructions may be different and you should carefully follow the instructions provided to you by your Intermediary.

See “General Information Concerning the Sandstorm Meeting – Revoking your Proxy”.

Q: Who is responsible for counting and tabulating the votes by proxy?

A: Votes by proxy are counted and tabulated by Sandstorm’s transfer agent, Computershare.

Q: Who can I contact if I have additional questions?

A: If you have any questions about this Circular or the matters described in this Circular, please contact your professional advisor. If you would like additional copies, without charge, of this Circular or you have any questions or require assistance with voting your proxy, please contact Sandstorm’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1.800.775.1986 toll free in North America, or call collect outside North America at +1.416.867.2272 or by e-mail at contactus@kingsdaleadvisors.com.

Glossary of Defined Terms

The following terms used in the Circular have the meanings set forth below.

“Acceptable Confidentiality Agreement” means a confidentiality agreement between Nomad and a third party other than Sandstorm: (a) that is entered into in accordance with Article 5 of the Arrangement Agreement; (b) that contains confidentiality and standstill restrictions that are no less restrictive than those set out in the Confidentiality Agreement; (c) that does not permit the sharing of confidential information with potential co-bidders; and (d) that does not preclude or limit the ability of Nomad to disclose information relating to such agreement or the negotiations contemplated thereby, to Sandstorm.

“Acquisition Agreement” has the meaning ascribed thereto under the heading “Transaction Agreements – The Arrangement Agreement – Covenants – Non-Solicitation Covenants – Nomad Non-Solicitation”.

“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to Section 102 of the Competition Act with respect to the transactions contemplated by the Arrangement Agreement.

“AISC” has the meaning ascribed thereto under the heading “General Information – Non-IFRS Financial Performance Measures”.

“affiliate” and “associate” have the meanings respectively ascribed thereto under the Securities Act.

“Amended LOI” has the meaning ascribed thereto under “Appendix C – Information Concerning Sandstorm – Recent Developments – Spin-off Transaction – Spin-off of Antamina NPI” attached to this Circular.

“Announcement Date” means May 2, 2022, being the date that Sandstorm and Nomad announced the entering into of the Arrangement Agreement.

“Antamina NPI” has the meaning ascribed thereto under “Appendix C – Information Concerning Sandstorm – Recent Developments – BaseCore Transaction” attached to this Circular.

“Antamina Report” means the technical report entitled “Technical Report, Mineral Reserves and Resources, Antamina Deposit, Peru 2010” and dated January 31, 2011, which technical report was prepared for CMA available under Teck’s SEDAR profile.

“Antamina Residual Royalty” has the meaning ascribed thereto under “Appendix C – Information Concerning Sandstorm – Recent Developments – Spin-off Transaction – Spin-off of Antamina NPI” attached to this Circular.

“Antamina Silver Stream” has the meaning ascribed thereto under “Appendix C – Information Concerning Sandstorm – Recent Developments – Spin-off Transaction – Spin-off of Antamina NPI” attached to this Circular.

“Antitrust Approvals” means any approval, clearance, filing or expiration or termination of a waiting period pursuant to which a transaction would be deemed to be unconditionally approved in relation to the transactions contemplated hereby under any Antitrust Law of any country or jurisdiction that the Parties agree, acting reasonably, is required, other than the Canadian Competition Approval.

“Antitrust Laws” means all applicable Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or lessening or preventing competition through merger or acquisition.

“Arrangement” means the arrangement of Nomad under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Sandstorm and Nomad, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated as of May 1, 2022 between Sandstorm and Nomad, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof.

“Arrangement Resolution” means the special resolution to be considered and, if thought fit, passed by the Nomad Shareholders at the Nomad Meeting to approve the Arrangement, substantially in the form and content of Schedule B to the Arrangement Agreement.

“Articles of Arrangement” means the articles of arrangement to be filed in accordance with the CBCA evidencing the Arrangement.

“BaseCore” means BaseCore Metals LP.

“BaseCore Agreement” means the Asset Purchase and Sale Agreement between BaseCore and Sandstorm dated as of May 1, 2022.

“BaseCore Financial Statements” means the audited carve-out financial statements of the BaseCore Royalty Package as at and for the years ended December 31, 2021 and 2020, and the unaudited carve-out financial statements of the BaseCore Royalty Package as at and for the three months ended March 31, 2022 and 2021.

“BaseCore Royalty Package” has the meaning ascribed thereto under “Appendix C – Information Concerning Sandstorm – Recent Developments – BaseCore Transaction” attached to this Circular.

“BaseCore Transaction” means the transactions contemplated by and among Sandstorm and BaseCore pursuant to which Sandstorm would acquire nine royalties and one stream from BaseCore, as described under the BaseCore Agreement.

“BCBCA” means the Business Corporations Act (British Columbia).

“Beneficial Sandstorm Shareholders” means non-registered holders of Sandstorm Shares.

“Blyvoor Gold Mine” means the Blyvoor gold mine located 75 kilometres southwest of Johannesburg in Gauteng Province, Republic of South Africa, owned and operated by Blyvoor Gold (Pty) Ltd.

“Blyvoor Report” means the NI 43-101 technical report on the Blyvoor Gold Mine entitled “An Updated NI 43-101 Technical Report on the Blyvoor Mine, South Africa” with an issue date of June 25, 2021 and an effective date of March 1, 2021, prepared by Minxcon for Nomad and Blyvoor Gold (Pty) Ltd.

“BMO Capital Markets” means BMO Nesbitt Burns Inc., financial advisor to Sandstorm.

“BMO Fairness Opinion” means the opinion of BMO Capital Markets to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by Sandstorm under the Arrangement is fair, from a financial point of view, to Sandstorm.

“Broadridge” means Broadridge Financial Solutions, Inc.

“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Montreal, Québec or Vancouver, British Columbia are authorized or required by applicable Law to be closed.

“Canadian Competition Approval” means that, in connection with the transactions contemplated by the Arrangement Agreement, either: (a) the applicable waiting period under Section 123 of the Competition Act shall have expired or have been terminated in accordance with subsection 123(2) of the Competition Act or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with subsection 113(c) of the Competition Act, and the Commissioner shall have issued a No Action Letter; or (b) the Commissioner shall have issued an Advance Ruling Certificate and such Advance Ruling Certificate shall not have been rescinded or amended prior to the Effective Date.

“Canadian Prospectus” means a prospectus, as such term is used in National Instrument 41-101 – General Prospectus Requirements, including all amendments and supplements thereto, and includes a preliminary prospectus, a (final) prospectus and, collectively, a Canadian Base Shelf Prospectus (as defined under National Instrument 44-102 – Shelf Distributions) and a Canadian Shelf Prospectus Supplement (as defined under National Instrument 44-102 – Shelf Distributions).

“Canadian Securities Authorities” means the securities commissions or other securities regulatory authority of each province and territory of Canada.

“Canadian Securities Laws” means the Securities Act and all other applicable Canadian provincial and territorial securities Laws.

“Cassels” means Cassels Brock & Blackwell LLP, legal counsel to Sandstorm.

“CBCA” means the Canada Business Corporations Act.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement.

“CIM” means Canadian Institute of Mining Metallurgy and Petroleum.

“CIM Definition Standards” has the meaning ascribed thereto under the heading “General Information – Cautionary Note to Sandstorm Shareholders in the United States Concerning Estimates of Measured, Indicated and Inferred Mineral Resources”.

“Circular” means the Notice of Meeting together with this management information circular, including all schedules, appendices and exhibits hereto, and information incorporated by reference herein, to be sent to Sandstorm Shareholders in connection with the Sandstorm Meeting, as amended, supplemented or otherwise modified from time to time.

“CMA” has the meaning ascribed thereto under “Appendix C – Information Concerning Sandstorm – Antamina Mine – Property Description, Location and Access” attached to this Circular.

“Commissioner” means the Commissioner of Competition appointed under the Competition Act and includes any person duly authorized to exercise the powers and perform the duties on behalf of the Commissioner of Competition, and shall include the Competition Bureau.

“Competition Act” means the Competition Act (Canada) R.S.C. 1985, c. C-35, as amended, and the regulations promulgated thereunder.

“Competition Bureau” means the independent law enforcement agency headed by the Commissioner that is responsible for administering and enforcing the Competition Act.

“Competition Tribunal” means the tribunal established under the Competition Tribunal Act (Canada), R.S.C. 1985, c. 19 (2nd Supp.).

“Computershare” means Computershare Investor Services Inc., in its capacity as transfer agent and registrar for the Sandstorm Shares.

“Confidentiality Agreement” means the confidentiality agreement between Nomad and Sandstorm dated as of March 1, 2022.

“Consideration” means 1.21 Sandstorm Shares for each Nomad Share.

“Consideration Shares” means the Sandstorm Shares to be issued pursuant to the Arrangement.

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, partnership, note, instrument, or other right or obligation (whether written or oral) to which a Party, or any of its subsidiaries, is a party or by which a Party, or any of its subsidiaries, is bound or affected or to which any of their respective properties or assets is subject.

“Court” means the Superior Court of Québec, Commercial Division, located in the City of Montreal.

“D&O Support Agreements” means, collectively, the Sandstorm Support Agreements and Nomad Support Agreements.

“Deferred Payment” has the meaning ascribed thereto under “Appendix B – Information Concerning Nomad – Recent Developments” attached to this Circular.

“Delivery Threshold” has the meaning ascribed thereto under “Appendix C – Information Concerning Sandstorm – Recent Developments – Spin-off Transaction – Transaction Terms and Details” attached to this Circular.

“Demand Registration” has the meaning ascribed thereto under the heading “The Arrangement – Registration Rights Agreement”.

“Demand Registration Right” has the meaning ascribed thereto under the heading “The Arrangement – Registration Rights Agreement”.

“Depositary” means Computershare Investor Services Inc., in its capacity as depositary for the Arrangement.

“DEVELOP” means DEVELOP Global Limited.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Dissent Rights” means the rights of dissent exercisable by registered Nomad Shareholders in respect of the Arrangement Resolution, as described in Section 5.1 of the Plan of Arrangement.

“Dissent Shares” means Nomad Shares held by a Dissenting Nomad Shareholder and in respect of which the Dissenting Nomad Shareholder has validly exercised Dissent Rights in strict compliance with Article 5 of the Plan of Arrangement.

“Dissenting Nomad Shareholder” means a registered Nomad Shareholder as of the record date for the Nomad Meeting who has duly and validly exercised the Dissent Rights in respect of all Nomad Shares held by such registered Nomad Shareholder and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

“Distribution” means a sale or distribution of Sandstorm Shares to the public by way of (i) a Canadian Prospectus under Canadian Securities Laws in one or more jurisdictions in Canada, other than Québec, (ii) a Registration Statement under U.S. Securities Laws in the United States or (iii) a combination of (i) and (ii).

“DOCA” has the meaning ascribed thereto under “Appendix B – Information Concerning Nomad – Recent Developments” attached to this Circular.

“EDGAR” means the Electronic Data Gathering and Retrieval System of the SEC.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Eastern time) on the Effective Date, or such other time as Sandstorm and Nomad may agree to in writing before the Effective Date.

“Electing Affiliate” means any former Nomad Shareholder that: (i) immediately following the Effective Time and solely as a consequence of the Arrangement having been completed, (A) receives Sandstorm Shares pursuant to the Plan of Arrangement which result in such Nomad Shareholder and its affiliates holding 10% or more of the issued and outstanding Sandstorm Shares or (B) otherwise becomes an “affiliate” of Sandstorm within the meaning of Rule 405 under the U.S. Securities Act; (ii) except where the Nomad Shareholder and its affiliates will hold 10% or more of the issued and outstanding Sandstorm Shares immediately following the Effective Time, has provided Sandstorm with evidence reasonably satisfactory to Sandstorm that the preceding condition will be met as of the Effective Time; and (iii) has elected in writing to Sandstorm prior to the Effective Time to become bound by a Registration Rights Agreement.

“Employee Plan” means all benefit, bonus, incentive, pension, retirement, savings, stock purchase, profit sharing, stock option, stock appreciation, phantom stock, termination, change of control, life insurance, medical, health, welfare, hospital, dental, vision care, drug, sick leave, disability, and similar plans, programmes, arrangements or practices relating to any current or former director, officer or employee of Nomad other than benefit plans established pursuant to statute.

“Entrée” has the meaning ascribed thereto under “Appendix C – Information Concerning Sandstorm – Recent Developments – Spin-off Transaction – Transaction Terms and Details” attached to this Circular.

“Equinox Gold” has the meaning ascribed thereto under “Appendix C – Information Concerning Sandstorm – Recent Developments – Sandbox Transaction” attached to this Circular.

“Exchange Ratio” means 1.21.

“Excluded Nomad Shareholders” means, collectively, Vincent Metcalfe, Elif Lévesque and Joseph de la Plante, who collectively beneficially owned, directly or indirectly, or over which they have control or direction with their related parties or joint actors, an aggregate of 1,478,394 Nomad Shares as of the Record Date.

“Extended Period” has the meaning ascribed thereto under the heading “Regulatory Matters and Approvals – South African Competition Approval”.

“Fasken” means Fasken Martineau DuMoulin LLP, legal counsel to Nomad.

“Final Order” means the order of the Court approving the Arrangement under Section 192 of the CBCA, in form and substance acceptable to Nomad and Sandstorm, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both Nomad and Sandstorm, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment, modification, supplement or variation is acceptable to both Nomad and Sandstorm, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied.

“FSE” means the Frankfurt Stock Exchange.

“GEO” has the meaning ascribed thereto under the heading “The Arrangement – Reasons for the Recommendation of the Sandstorm Board”.

“Governmental Authority” means (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing, (b) any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing, and (c) any stock exchange, including the TSX and NYSE.

“Greenstone Stream Agreement” means the gold purchase agreement dated October 28, 2021 between Nomad and OMF Fund II (SC) Ltd.

“Heron” means Heron Resources Limited.

“Hod Maden Project” means the Hod Maden project located in Turkey.

“Hod Maden Report” means the technical report entitled “Hod Maden Project Feasibility Study NI 43-101 Technical Report” dated December 15, 2021, with an effective date of February 28, 2021, prepared for Sandstorm in accordance with NI 43-101.

“Horizon Antamina Agreement” has the meaning ascribed thereto under “Appendix C – Information Concerning Sandstorm – Recent Developments – Spin-off Transaction – Spin-off of Antamina NPI” attached to this Circular.

“Horizon Copper” has the meaning ascribed thereto under “Appendix C – Information Concerning Sandstorm – Recent Developments – Spin-off Transaction” attached to this Circular.

“Horizon Copper Debenture” has the meaning ascribed thereto under “Appendix C – Information Concerning Sandstorm – Recent Developments – Spin-off Transaction – Spin-off of Antamina NPI” attached to this Circular.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Initial Period” has the meaning ascribed thereto under the heading “Regulatory Matters and Approvals – South African Competition Approval”.

“Initial Proposal” has the meaning ascribed thereto under the heading “The Arrangement – Background to the Arrangement”.

“Interim Order” means the interim order of the Court to be issued following the application therefor submitted to the Court pursuant to Section 192 of the CBCA as contemplated by the Arrangement Agreement, after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares and Replacement Options issued pursuant to the Arrangement, in form and substance acceptable to Nomad and Sandstorm, each acting reasonably, providing for, among other things, the calling and holding of the Nomad Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both Nomad and Sandstorm, each acting reasonably.

“Intermediary” has the meaning ascribed thereto under the heading “General Information Concerning the Sandstorm Meeting – Who Can Vote”.

“January 2022 Offering” has the meaning ascribed thereto under “Appendix B – Information Concerning Nomad – Recent Developments” attached to this Circular.

“Laws” means all laws, statutes, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities.

“Liens” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“Listed Nomad Warrants” means certain outstanding Nomad Warrants listed on the TSX as of the date of this Circular.

“LOI” has the meaning ascribed thereto under “Appendix C – Information Concerning Sandstorm – Recent Developments – Spin-off Transaction” attached to this Circular.

“Maritime Portfolio” has the meaning ascribed thereto under “Appendix B – Information Concerning Nomad – Recent Developments” attached to this Circular.

“Material Adverse Effect” means, with respect to any Party, any result, fact, change, effect, event, circumstance, occurrence or development that, taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise) or financial condition of the Party and its subsidiaries, taken as a whole, provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, a Material Adverse Effect:

(a)

any change in global, national or regional political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes), economic, business, banking, regulatory, currency exchange, interest rate, inflationary conditions or financial, capital or commodity market conditions, in each case whether national or global changes;

(b)

any act of terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of terrorism, hostilities or war (including any ongoing conflict involving Russia and Ukraine);

(c)

any epidemics, pandemics or disease outbreak or other public health condition (including COVID-19), earthquakes, volcanoes, tsunamis, hurricanes, tornados or other natural disasters or acts of God, including in each of the aforementioned cases, any escalation or worsening thereof;

(d)	any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority;

(e)	changes or developments affecting the global mining industry in general;

(f)	any changes in the price of gold, silver, copper or iron ore;

(g)	any generally applicable changes in IFRS after the date of the Arrangement Agreement;

(h)

the announcement or pendency of the Arrangement Agreement or the transactions contemplated thereby, including any lawsuit in respect of the Arrangement Agreement or the transactions contemplated thereby;

(i)	a change in the market price of the shares of a Party as a result of the announcement of the execution of the Arrangement Agreement or of the transactions contemplated thereby;

(j)	the taking of any action required by, or the failure to take any action expressly prohibited by the Arrangement Agreement; or

(k)

the failure of the person of its subsidiaries to meet any internal or published projections, forecast or estimates of, or guidance related to, revenues, earnings, cash flows or other financial metrics before, on or after the date of the Arrangement Agreement (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has otherwise occurred);

provided, however, that each of clauses (a) through (g) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein disproportionately adversely affect a Party and its subsidiaries taken as a whole in comparison to other persons who operate in the royalty and streaming industry and provided further, however, that references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Material Adverse Effect has occurred.

“material fact” has the meaning attributed to such term under the Securities Act.

“Mercedes Mine” means the Mercedes mine located in the state of Sonora in Mexico, owned and operated by Bear Creek Mining Corporation.

“misrepresentation” has the meaning attributed to such term under the Securities Act.

“MJDS” has the meaning ascribed thereto under the heading “The Arrangement – Registration Rights Agreement”.

“NCIB” has the meaning ascribed thereto under “Appendix C – Information Concerning Sandstorm – Recent Developments – NCIB Renewal” attached to this Circular.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions.

“NI 45-102” means National Instrument 45-102 – Resale of Securities.

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations.

“No Action Letter” means written confirmation from the Commissioner that he does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement.

“Nomad” means Nomad Royalty Company Ltd., a corporation existing under the federal laws of Canada.

“Nomad Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement, at any time, whether or not in writing, any (a) proposal with respect to: (i) any direct or indirect acquisition by take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in any person or group of persons beneficially owning Nomad Shares (or securities convertible into or exchangeable or exercisable for Nomad Shares) representing 20% or more of the Nomad Shares then outstanding; (ii) any plan of arrangement, amalgamation, merger, share exchange, share issuance, consolidation, recapitalization, reorganization, liquidation, dissolution, business combination or other similar transaction in respect of Nomad or any of its subsidiaries; or (iii) any direct or indirect acquisition by any person or group of persons of any assets of Nomad and/or any interest in one or more of its subsidiaries (including shares or other equity interest of its subsidiaries) that are or that hold Nomad Royalty and Stream Interests or that individually or in the aggregate contribute 20% or more of the consolidated revenue of Nomad and its subsidiaries or constitute or hold 20% or more of the fair market value of the assets of Nomad and its subsidiaries (taken as a whole) in each case based on the consolidated financial statements of Nomad most recently filed prior to such time as part of the Nomad Public Disclosure Record (or any sale, disposition, lease, license, earn-in, royalty, alliance or joint venture, long-term supply agreement or other arrangement having a similar economic effect), whether in a single transaction or a series of related transactions, (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing, or (c) variation, amendment or modification or proposed variation, amendment or modification of any such proposal, inquiry, expression or indication of interest or offer (including, for greater certainty, variations, amendments or modifications after the date of the Arrangement Agreement to any proposal, expression of interest or inquiry or offer that was made before the date of the Arrangement Agreement).

“Nomad AIF” means Nomad’s annual information form for the year ended December 31, 2021, dated March 30, 2022.

“Nomad Annual Financial Statements” means the audited consolidated financial statements of Nomad as at, and for the fiscal years ended December 31, 2021 and December 31, 2020, including the notes thereto and the independent auditor’s report thereon.

“Nomad Annual MD&A” means the management’s discussion and analysis of operations and financial condition of Nomad for the fiscal year ended December 31, 2021.

“Nomad Board” means the board of directors of Nomad.

“Nomad Board Recommendation” means the unanimous determination of the Nomad Board, after receiving advice from its financial advisors and outside legal counsel and following the receipt and review of a unanimous recommendation from the Nomad Special Committee, that the Arrangement is in the best interests of Nomad and the unanimous recommendation of the Nomad Board to Nomad Shareholders that they vote in favour of the Arrangement Resolution.

“Nomad Budget” means the Nomad draft budget for the twelve months period ending on December 31, 2022 attached to the Nomad Disclosure Letter.

“Nomad Change of Recommendation” means either (A) the Nomad Board fails to publicly make a recommendation that the Nomad Shareholders vote in favour of the Arrangement Resolution as contemplated in the Arrangement Agreement or Nomad or the Nomad Board, or any committee thereof, withdraws, modifies, qualifies or changes in a manner adverse to Sandstorm the Nomad Board Recommendation (it being understood that publicly taking no position or a neutral position by Nomad and/or the Nomad Board with respect to a Nomad Acquisition Proposal for a period exceeding three Business Days after a Nomad Acquisition Proposal has been publicly announced shall be deemed to constitute such a withdrawal, modification, qualification or change), or (B) Sandstorm requests that the Nomad Board reaffirm its recommendation that the Nomad Shareholders vote in favour of the Arrangement Resolution and the Nomad Board shall not have done so by the earlier of (x) the third Business Day following receipt of such request and (y) the Nomad Meeting.

“Nomad Circular” means the notice of meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto) to be sent to the Nomad Shareholders in connection with the Nomad Meeting, including any amendments or supplements thereto.

“Nomad Credit Agreement” means the amended and restated credit agreement dated September 13, 2021 among, inter alios, Nomad, as borrower, The Bank of Nova Scotia, as administrative agent, and the lenders from time to time party thereto, for a US$125 million revolving credit facility, with an option to increase, subject to certain conditions, to US$150 million, as may be further amended, restated, supplemented, modified, replaced or renewed from time to time.

“Nomad Credit Facility” means the revolving credit facility of Nomad pursuant to the Nomad Credit Agreement.

“Nomad Disclosure Letter” means the disclosure letter dated May 1, 2022 regarding the Arrangement Agreement executed by Nomad and delivered to Sandstorm concurrently with the execution of the Arrangement Agreement.

“Nomad DRIP” means the dividend reinvestment plan of Nomad, as described in the Nomad Public Disclosure Record.

“Nomad DSU Plan” means the deferred share unit plan of Nomad effective May 29, 2020.

“Nomad DSUs” means the outstanding deferred share units issued under the Nomad DSU Plan.

“Nomad Equity Compensation Plans” means collectively, the Nomad Option Plan, the Nomad Legacy Option Plan, the Nomad Share Unit Plan and the Nomad DSU Plan.

“Nomad Financial Statements” means, collectively, the Nomad Annual Financial Statements and the Nomad Interim Financial Statements.

“Nomad Interim Financial Statements” means the unaudited condensed consolidated interim financial statements of Nomad for the three months ended March 31, 2022 and 2021, together with the notes thereto.

“Nomad Interim MD&A” means the management’s discussion and analysis of operations and financial condition of Nomad for the three-month periods ended March 31, 2022 and 2021.

“Nomad Legacy Option Plan” means the amended and restated stock option plan adopted by Guerrero Ventures Inc. (as Nomad then was) on October 28, 2009.

“Nomad Material Contract” means any Contract to which Nomad or any of its subsidiaries is party or by which it or any of its assets, rights or properties are bound, that, if terminated or modified, would have a Material Adverse Effect, and shall include, without limitation, the following: (a) each of the Nomad Royalty and Stream Agreements, the investor rights agreement dated May 27, 2020 between Nomad, Orion Mine Finance Fund II LP, Orion Mine Finance Fund III LP, OMF Fund II (LI) LP and Yamana Gold Inc., the deferred payment agreement dated May 27, 2020 between Nomad and Yamana Gold Inc., and such other agreements or Contracts as set out in the Nomad Disclosure Letter; (b) any lease of real property by Nomad or any of its subsidiaries, as tenant, with third parties; (c) any Contract under which Nomad or any of its subsidiaries is obliged to make payments, or receives payments in excess of US$5 million in the aggregate; (d) any partnership, limited liability company agreement, joint venture, alliance agreement or other similar agreement or arrangement relating to the formation, creation, operation, management, business or control of any partnership or joint venture; (e) any shareholders or stockholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments with respect to any shares or other equity interests of Nomad or any of its subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of Nomad or any of its subsidiaries; (f) any Contract under which indebtedness of Nomad or any of its subsidiaries for borrowed money is outstanding or may be incurred or pursuant to which any property or asset of Nomad or any of its subsidiaries is mortgaged, pledged or otherwise subject to a Lien securing indebtedness in excess of US$5 million; (g) any Contract under which Nomad or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of any person; (h) any Contract restricting the incurrence of indebtedness by Nomad or any of its subsidiaries or the incurrence of Liens on any properties or securities of Nomad or its subsidiaries or restricting the payment of dividends or other distributions; (i) any Contract that purports to limit in any material respect the right of Nomad or any of its subsidiaries to (A) engage in any line of business or (B) compete with any person or operate or acquire assets in any location; (j) any Contract providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, the Nomad Royalty and Stream Interests or any property or asset with a fair market value in excess of US$5 million, in each case entered into in the past 12 months or in respect of which the applicable transaction has not been consummated; (k) any Contract entered into in the last 12 months or in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of material assets or shares (or other equity interests) of another person for aggregate consideration in excess of US$5 million, in each case other than in the ordinary course of business; (l) any Contract providing for indemnification by Nomad or any of its subsidiaries, other than Contracts which provide for indemnification obligations of less than US$5 million; (m) any standstill or similar Contract to which Nomad or any of its subsidiaries is a party currently restricting the ability of Nomad to offer to purchase or purchase the assets or equity securities of another person; (n) that is a material agreement with a Governmental Authority; or (o) any other Contract that is or would reasonably be expected to be material to Nomad or any of its subsidiaries.

“Nomad Meeting” means the special meeting of the Nomad Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution.

“Nomad Option In-The-Money-Amount” in respect of a Nomad Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Nomad Shares that a holder is entitled to acquire on exercise of such Nomad Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Nomad Shares.

“Nomad Option Plan” means the stock option plan of Nomad effective May 29, 2020.

“Nomad Options” means stock options to acquire Nomad Shares granted pursuant to or otherwise subject to the Nomad Option Plan or the Nomad Legacy Option Plan.

“Nomad Projections” has the meaning ascribed thereto under the heading “Risk Factors – Risk Factors Relating to the Arrangement”.

“Nomad PSUs” means performance share units issued under the Nomad Share Unit Plan.

“Nomad Public Disclosure Record” means all documents filed by or on behalf of Nomad on SEDAR since January 1, 2020 and prior to the date of the Arrangement Agreement that are publicly available on the date of the Arrangement Agreement.

“Nomad Royalty and Stream Agreements” means the definitive agreements pursuant to which Nomad holds or proposes to hold the Nomad Royalty and Stream Interests and includes, for certainty, the Platreef Stream Agreement and Greenstone Stream Agreement, and any ancillary documentation relating to the Nomad Royalty and Stream Interests or agreements relating to any security interests granted thereunder.

“Nomad Royalty and Stream Interests” means the royalty, streaming, net profit, production payment or other interests of Nomad in any mining or development projects, as listed in the Nomad Disclosure Letter, including, for greater certainty, the stream interests to be acquired by Nomad pursuant to the Platreef Stream Agreement and Greenstone Stream Agreement.

“Nomad RSUs” means restricted share units issued under the Nomad Share Unit Plan.

“Nomad Senior Management” means the Chair of the Board, Director and Chief Executive Officer, the Director and Chief Investment Officer, and the Chief Financial Officer and Corporate Secretary of Nomad.

“Nomad Share Unit Plan” means the share unit plan of Nomad effective May 29, 2020.

“Nomad Shareholder Approval” means the approval of the Arrangement Resolution by at least (i) two-thirds of the votes cast on the Arrangement Resolution by Nomad Shareholders, present in person or represented by proxy and entitled to vote at the Nomad Meeting; and (ii) a simple majority of the votes cast on the Arrangement Resolution by Nomad Shareholders, present in person or represented by proxy and entitled to vote at the Nomad Meeting, excluding the Excluded Nomad Shareholders.

“Nomad Shareholders” means the holders of one or more Nomad Shares.

“Nomad Shares” means the common shares without par value in the capital of Nomad.

“Nomad Special Committee” means the special committee established by the Nomad Board in connection with the transactions contemplated by the Arrangement Agreement.

“Nomad Superior Proposal” means a bona fide Nomad Acquisition Proposal (provided, however, that for the purposes of this definition, all references to “20%” in the definition of “Nomad Acquisition Proposal” shall be changed to “100%”) made in writing on or after the date of the Arrangement Agreement by a person or persons acting jointly (other than Sandstorm and its affiliates) that did not result from a breach of Article 5 of the Arrangement Agreement and which or in respect of which:

(a)

the Nomad Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Nomad Acquisition Proposal would, taking into account all of the terms and conditions of such Nomad Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which (i) is in the best interests of Nomad; and (ii) is superior to the Nomad Shareholders from a financial point of view than the Arrangement (taking into account any amendments to the Arrangement Agreement and the Arrangement proposed by Sandstorm pursuant to the Arrangement Agreement);

(b)	is made available to all of the Nomad Shareholders on the same terms and conditions;

(c)	is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full;

(d)	is not subject to any due diligence and/or access condition; and

(e)

the Nomad Board has determined in good faith, after consultation with financial advisors and outside legal counsel, is capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Nomad Acquisition Proposal and the person making such Nomad Acquisition Proposal.

“Nomad Support Agreements” means the voting and support agreements dated as of May 1, 2022, between Sandstorm and the Supporting Nomad Shareholders and other voting and support agreements that may be entered into after the date thereof by Sandstorm and other Nomad Shareholders, which agreements provide that such shareholders will, among other things, vote all Nomad Shares of which they are the registered or beneficial holder or over which they have control or direction, in favour of the Arrangement and not dispose of their Nomad Shares.

“Nomad Warrants” means Nomad Share purchase warrants of Nomad.

“Notice of Meeting” means the notice of special meeting of Sandstorm Shareholders accompanying this Circular.

“Notifiable Transaction” has the meaning ascribed thereto under the heading “Regulatory Matters and Approvals – Canadian Competition Approval”.

“Notification” has the meaning ascribed thereto under the heading “Regulatory Matters and Approvals – Canadian Competition Approval”.

“NYSE” means the New York Stock Exchange.

“ordinary course of business”, or any similar reference, means, with respect to an action taken or to be taken by any person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person and, in any case, is not unreasonable or unusual in the circumstances when considered in the context of the provisions of the Arrangement Agreement.

“Orion Entities” means Orion Mine Finance Fund II LP and Orion Mine Finance Fund III LP.

“Orion Support Agreements” means the voting and support agreements dated as of May 1, 2022, between Sandstorm and the Orion Entities, which agreements provide that the Orion Entities will, among other things, irrevocably vote all Nomad Shares of which they are the registered or beneficial holder or over which they have control or direction, in favour of the Arrangement and not dispose of their Nomad Shares.

“Outside Date” means the later of: (i) September 28, 2022; (ii) 30 days following the date of the Nomad Meeting; or (iii) such later date as may be agreed to in writing by the Parties.

“Parties” means Sandstorm and Nomad, and “Party” means either one of them.

“PCAOB” means Public Company Accounting Oversight Board (United States).

“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement substantially in the form and content set out in Schedule A of the Arrangement Agreement, as amended, modified or supplemented from time to time in accordance with the Arrangement Agreement and Article 6 of the Plan of Arrangement or at the direction of the Court in the Final Order, with the consent of Nomad and Sandstorm, each acting reasonably.

“Platreef Stream Agreement” means the gold stream agreement dated December 7, 2021 between Nomad, OMF Fund III (Ra) LLC, Orion Merchant Services LLC, Ivanplats (Pty) Ltd, Ivanhoe Mines SA (Pty) Ltd and Ivanplats Holdings S.a.r.l.

“Preference Shares” means the preferred shares in the capital of Nomad.

“Proceedings” means any court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry before or by any Governmental Authority, or any claim, action, suit, demand, arbitration, charge, indictment, hearing, demand letter or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding, including by any third party whatsoever.

“Prohibited Matters” has the meaning ascribed thereto under the heading “Transaction Agreements – The Voting and Support Agreements”.

“Projections” has the meaning ascribed thereto under the heading “Risk Factors – Risk Factors Relating to the Arrangement”.

“Proposal” has the meaning ascribed thereto under the heading “The Arrangement – Background to the Arrangement”.

“Qualified Person” means a “qualified person” within the meaning given to such term in NI 43-101.

“Record Date” means July 5, 2022.

“Registered Sandstorm Shareholder” means a registered holder of Sandstorm Shares.

“Registrable Securities” means the Sandstorm Shares acquired pursuant to the Plan of Arrangement that are held or controlled by any Electing Affiliate, until the earliest date on which such Sandstorm Shares (i) are no longer beneficially owned (within the meaning of applicable Securities Laws) by an Electing Affiliate, (ii) have been resold to Persons other than an Electing Affiliate pursuant to Rule 144 under the U.S. Securities Act or pursuant to an exemption from the requirement to prepare a Canadian Prospectus under the Canadian Securities Laws or (iii) have been resold by an Electing Affiliate under an effective Registration Statement or Canadian Prospectus.

“Registration Rights Agreement” means the registration rights agreement in the form attached to the Nomad Circular.

“Registration Statement” means any registration statement of Sandstorm filed with, or to be filed with, the SEC under the U.S. Securities Act including the related Canadian Prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement, other than a registration statement (and related Canadian Prospectus) filed on Form S-4, Form F-4 or Form S-8 or any successor form thereto.

“Regulation S” means Regulation S under the U.S. Securities Act.

“Regulatory Approvals” means any material licenses, permits or approvals required from any Governmental Authority or under any applicable Laws relating to the business and operations of Nomad or Sandstorm.

“Replacement Option” means an option or right to purchase Sandstorm Shares granted by Sandstorm in exchange for a Nomad Option on the basis set forth in the Plan of Arrangement.

“Replacement Option In-The-Money Amount” in respect of a Replacement Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Sandstorm Shares that a holder is entitled to acquire on exercise of the Replacement Option immediately after the Effective Time exceeds the aggregate exercise price to acquire such Sandstorm Shares.

“Representatives” means, collectively, with respect to a Party, that Party’s officers, directors, employees, consultants, advisors, agents or other representatives (including lawyers, accountants, investment bankers and financial advisors).

“RNP Financing” has the meaning ascribed thereto under “Appendix C – Information Concerning Sandstorm – Recent Developments – Spin-off Transaction – Horizon Copper” attached to this Circular.

“Rosedale” has the meaning ascribed thereto under “Appendix C – Information Concerning Sandstorm – Recent Developments – Sandbox Transaction” attached to this Circular.

“RTO” has the meaning ascribed thereto under “Appendix C – Information Concerning Sandstorm – Recent Developments – Spin-off Transaction” attached to this Circular.

“Rule 144” means Rule 144 under the U.S. Securities Act.

“Sandbox” has the meaning ascribed thereto under “Appendix C – Information Concerning Sandstorm – Recent Developments – Sandbox Transaction” attached to this Circular.

“Sandbox Agreements” has the meaning ascribed thereto under “Appendix C – Information Concerning Sandstorm – Recent Developments – Sandbox Transaction” attached to this Circular.

“Sandbox Financing” has the meaning ascribed thereto under “Appendix C – Information Concerning Sandstorm – Recent Developments – Sandbox Transaction – Transaction Details” attached to this Circular.

“Sandbox Transaction” has the meaning ascribed thereto under “Appendix C – Information Concerning Sandstorm – Recent Developments – Sandbox Transaction” attached to this Circular.

“Sandstorm” or the “Company” means Sandstorm Gold Ltd., a corporation organized under the Laws of the Province of British Columbia.

“Sandstorm Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement, at any time, whether or not in writing, any (a) proposal with respect to: (i) any direct or indirect acquisition by take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in any person or group of persons beneficially owning Sandstorm Shares (or securities convertible into or exchangeable or exercisable for Sandstorm Shares) representing 20% or more of the Sandstorm Shares then outstanding; (ii) any plan of arrangement, amalgamation, merger, share exchange, share issuance, consolidation, recapitalization, reorganization, liquidation, dissolution, business combination or other similar transaction in respect of Sandstorm or any of its subsidiaries; or (iii) any direct or indirect acquisition by any person or group of persons of any assets of Sandstorm and/or any interest in one or more of its subsidiaries (including shares or other equity interest of its subsidiaries) that individually or in the aggregate contribute 20% or more of the consolidated revenue of Sandstorm and its subsidiaries or constitute or hold 20% or more of the fair market value of the assets of Sandstorm and its subsidiaries (taken as a whole) in each case based on the consolidated financial statements of Sandstorm most recently filed prior to such time as part of the Sandstorm Public Disclosure Record (or any sale, disposition, lease, license, earn-in, royalty, alliance or joint venture, long-term supply agreement or other arrangement having a similar economic effect), whether in a single transaction or a series of related transactions, or (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing.

“Sandstorm Affiliate” has the meaning ascribed thereto under the heading “Regulatory Matters and Approvals – U.S. Securities Law Matters”.

“Sandstorm AIF” means Sandstorm’s annual information form for the year ended December 31, 2021, dated March 31, 2022.

“Sandstorm Annual Financial Statements” means the audited consolidated financial statements of Sandstorm as at, and for the years ended December 31, 2021 and December 31, 2020, including the notes thereto and the independent auditor’s report thereon.

“Sandstorm Annual MD&A” means the management’s discussion and analysis of financial condition and results of operations of Sandstorm for the year ended December 31, 2021.

“Sandstorm Board” means the board of directors of Sandstorm.

“Sandstorm Board Recommendation” means the unanimous determination of the Sandstorm Board, after consultation with its financial advisors and its outside legal counsel, that the Arrangement is in the best interests of Sandstorm and the unanimous recommendation of the Sandstorm Board to Sandstorm Shareholders that they vote in favour of the Sandstorm Shareholder Resolution.

“Sandstorm Change of Recommendation” has the meaning ascribed thereto under the heading “Transaction Agreements – The Arrangement Agreement – Covenants – Non-Solicitation Covenants – Sandstorm Non-Solicitation”.

“Sandstorm Credit Agreement” means Sandstorm’s third amended and restated credit agreement dated October 6, 2021, as supplemented by the commitment letter dated April 29, 2022.

“Sandstorm Disclosure Letter” means the disclosure letter dated May 1, 2022 regarding the Arrangement Agreement executed by Sandstorm and delivered to Nomad concurrently with the execution of the Arrangement Agreement.

“Sandstorm Expenses Reimbursement” has the meaning ascribed thereto under the heading “Transaction Agreements – The Arrangement Agreement – Termination – Expense Reimbursement by Sandstorm”.

“Sandstorm Interim Financial Statements” means the unaudited condensed consolidated interim financial statements of Sandstorm consisting of its unaudited condensed consolidated interim statements of financial position as at March 31, 2022 and December 31, 2021, its unaudited condensed consolidated interim statements of operations and comprehensive income, and cash flows for the three months ended March 31, 2022 and 2021, and its unaudited condensed consolidated interim statements of changes in equity for the three months ended March 31, 2022 and 2021, together with the notes thereto.

“Sandstorm Interim MD&A” means the management’s discussion and analysis of financial condition and results of operations of Sandstorm for the three months ended March 31, 2022.

“Sandstorm Material Contract” means any Contract to which Sandstorm or any of its subsidiaries is party or by which it or any of its assets, rights or properties are bound, that, if terminated or modified, would have a Material Adverse Effect, and shall include, without limitation, the following: (a) each of the Sandstorm Royalty and Stream Agreements, the Sandstorm Credit Agreement, and such other agreements or Contracts as set out in the Sandstorm Disclosure Letter; (b) any Contract under which Sandstorm or any of its subsidiaries is obliged to make payments, or receives payments in excess of US$50 million in the aggregate; (d) any partnership, limited liability company agreement, joint venture, alliance agreement or other similar agreement or arrangement relating to the formation, creation, operation, management, business or control of any partnership or joint venture; (e) any shareholders or stockholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments with respect to any shares or other equity interests of Sandstorm or any of its subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of Sandstorm or any of its subsidiaries; (f) any Contract under which indebtedness of Sandstorm or any of its subsidiaries for borrowed money is outstanding or may be incurred or pursuant to which any property or asset of Sandstorm or any of its subsidiaries is mortgaged, pledged or otherwise subject to a Lien securing indebtedness in excess of US$50 million; (g) any Contract under which Sandstorm or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of any person; (h) any Contract restricting the incurrence of indebtedness by Sandstorm or any of its subsidiaries or the incurrence of Liens on any properties or securities of Sandstorm or its subsidiaries or restricting the payment of dividends or other distributions; (i) any Contract that purports to limit in any material respect the right of Sandstorm or any of its subsidiaries to (A) engage in any line of business or (B) compete with any person or operate or acquire assets in any location; (j) any Contract providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, the Sandstorm Royalty and Stream Interests or any property or asset with a fair market value in excess of US$50 million, in each case entered into in the past 12 months or in respect of which the applicable transaction has not been consummated; (k) any Contract entered into in the last 12 months or in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of material assets or shares (or other equity interests) of another person for aggregate consideration in excess of US$50 million, in each case other than in the ordinary course of business; (l) any Contract providing for indemnification by Sandstorm or any of its subsidiaries, other than Contracts which provide for indemnification obligations of less than US$50 million; (m) any standstill or similar Contract to which Sandstorm or any of its subsidiaries is a party currently restricting the ability of Sandstorm to offer to purchase or purchase the assets or equity securities of another person; (n) that is a material agreement with a Governmental Authority; or (o) any other Contract that is or would reasonably be expected to be material to Sandstorm or any of its subsidiaries.

“Sandstorm Meeting” means the special meeting of Sandstorm Shareholders, including any adjournment or postponement thereof, to be called and held for the purpose of considering and, if thought advisable, approving the Sandstorm Shareholder Resolution.

“Sandstorm Option Plan” means the stock option plan of Sandstorm last approved by Sandstorm Shareholders on June 8, 2016, as amended from time to time.

“Sandstorm Options” means stock options to acquire Sandstorm Shares granted pursuant to or otherwise subject to the Sandstorm Option Plan.

“Sandstorm Projections” has the meaning ascribed thereto under the heading “Risk Factors – Risk Factors Relating to the Arrangement”.

“Sandstorm Public Disclosure Record” means all documents filed by or on behalf of Sandstorm on SEDAR since January 1, 2020 and prior to the date of the Arrangement Agreement that are publicly available on the date of the Arrangement Agreement.

“Sandstorm Restricted Share Plan” means the restricted share plan of Sandstorm effective April 4, 2011, as amended from time to time.

“Sandstorm Royalty and Stream Agreements” means the definitive agreements pursuant to which Sandstorm holds or proposes to hold the Sandstorm Royalty and Stream Interests and any ancillary documentation relating to the Sandstorm Royalty and Stream Interests or agreements relating to any security interests granted thereunder.

“Sandstorm Royalty and Stream Interests” means the royalty, streaming, net profit, production payment or other interests of Sandstorm in any mining or development projects, as listed in the Sandstorm Disclosure Letter.

“Sandstorm RSRs” means rights to acquire Sandstorm Shares granted pursuant to or otherwise subject to the Sandstorm Restricted Share Plan.

“Sandstorm Senior Management” means President and Chief Executive Officer and the Chief Financial Officer of Sandstorm.

“Sandstorm Shareholder Approval” means the requisite approval of the Sandstorm Shareholder Resolution by not less than a simple majority of the votes cast on the Sandstorm Shareholder Resolution by Sandstorm Shareholders present in person or represented by proxy and entitled to vote at the Sandstorm Meeting.

“Sandstorm Shareholder Resolution” means the ordinary resolution to be considered and, if thought advisable, passed by the Sandstorm Shareholders at the Sandstorm Meeting to approve the issuance by Sandstorm of the Sandstorm Shares pursuant to the Plan of Arrangement, substantially in the form and content of “Appendix A – Sandstorm Shareholder Resolution” attached to this Circular.

“Sandstorm Shareholders” means the holders of one or more Sandstorm Shares.

“Sandstorm Shares” means common shares in the capital of Sandstorm.

“Sandstorm Superior Proposal” means a bona fide Sandstorm Acquisition Proposal (provided, however, that for the purposes of this definition, all references to “20%” in the definition of “Sandstorm Acquisition Proposal” shall be changed to “100%”) made in writing on or after the date of the Arrangement Agreement by a person or persons acting jointly (other than Nomad and its affiliates) that did not result from a breach of the Arrangement Agreement and which or in respect of which the Sandstorm Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Sandstorm Acquisition Proposal would, taking into account all of the terms and conditions of such Sandstorm Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which (i) is in the best interest of Sandstorm; and (ii) would provide superior financial benefits to Sandstorm than those which are anticipated to be provided by the Arrangement.

“Sandstorm Support Agreements” means the voting and support agreements dated as of May 1, 2022 between Nomad and the Supporting Sandstorm Shareholders and other voting and support agreements that may be entered into after the date thereof by Nomad and other shareholders of Sandstorm, which agreements provide that such shareholders will, among other things, vote all Sandstorm Shares of which they are the registered or beneficial holder or over which they have control or direction, in favour of the Sandstorm Shareholder Resolution and not dispose of their Sandstorm Shares.

“Sandstorm Termination Fee” means the amount of US$23.6 million.

“SEC” means the United States Securities and Exchange Commission.

“SEC Modernization Rules” has the meaning ascribed thereto under the heading “General Information – Cautionary Note to Sandstorm Shareholders in the United States Concerning Estimates of Measured, Indicated and Inferred Mineral Resources”.

“Second Proposal” has the meaning ascribed thereto under the heading “The Arrangement – Background to the Arrangement”.

“Securities Act” means the Securities Act (Québec) and the rules, regulations and published policies made thereunder.

“Securities Laws” means the Securities Act and all other applicable Canadian provincial and territorial securities Laws, and U.S. Securities Laws.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Share Consolidation” means the consolidation of the issued and outstanding Nomad Shares on May 31, 2021 on the basis of one (1) post-consolidated Nomad Share for every ten (10) pre-consolidated Nomad Shares previously issued and outstanding.

“Shelf Registration” has the meaning ascribed thereto under the heading “The Arrangement – Registration Rights Agreement”.

“Shelf Registration Statement” has the meaning ascribed thereto under the heading “The Arrangement – Registration Rights Agreement”.

“South Africa Competition Act” means the South African Competition Act, No. 89 of 1998 (as amended), and regulations promulgated thereunder.

“South African Competition Approval” means a clearance decision issued by, or deemed to have been obtained due to lapse, expiration or termination of the waiting period from, the South African Competition Commission.

“South African Competition Commission” means the Competition Commission appointed under the South Africa Competition Act.

“Spin-off Agreements” means the binding letter of intent dated February 17, 2022 between Sandstorm and RNP and announced by Sandstorm on February 17, 2022, as amended by the amended and restated binding letter of intent between Sandstorm and RNP dated May 1, 2022.

“Spin-off Transaction” means the transactions contemplated by the Spin-off Agreements.

“subsidiary” means, with respect to a specified entity, any: (a) corporation of which issued and outstanding voting securities of such corporation to which are attached more than 50% of the votes that may be cast to elect directors of the corporation (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are owned by such specified entity and the votes attached to those voting securities are sufficient, if exercised, to elect a majority of the directors of such corporation; (b) partnership, unlimited liability company, joint venture or other similar entity in which such specified entity has more than 50% of the equity interests and the power to direct the policies, management and affairs thereof; and (c) a subsidiary (as defined in clauses (a) and (b) above) of any subsidiary (as so defined) of such specified entity.

“Superior Proposal Notice Period” has the meaning ascribed thereto under the heading “Transaction Agreements – The Arrangement Agreement – Covenants – Non-Solicitation Covenants – Nomad Non-Solicitation”.

“Supplementary Information Request” has the meaning ascribed thereto under the heading “Regulatory Matters and Approvals – Canadian Competition Approval”.

“Supporting Nomad Shareholders” means, collectively, the directors of Nomad and the Nomad Senior Management who have entered into Nomad Support Agreements.

“Supporting Sandstorm Shareholders” means, collectively, the directors of Sandstorm and the Sandstorm Senior Management who have entered into Sandstorm Support Agreements.

“Tax” or “Taxes” means (a) any and all taxes, dues, duties, rates, imposts, fees, levies, other assessments, tariffs, charges or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including all income taxes, including any tax on or based on net income, gross income, income as specifically defined, earnings, gross receipts, capital gains, profits, business royalty or selected items of income, earnings or profits, and specifically including any federal, provincial, state, territorial, county, municipal, local or foreign taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes, health taxes, employment taxes, withholding taxes, sales taxes, use taxes, goods and services taxes, custom duties, value added taxes, ad valorem taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, license taxes, occupation taxes, real and personal property taxes, stamp taxes, anti-dumping taxes, countervailing taxes, occupation taxes, environment taxes, transfer taxes, and employment or unemployment insurance premiums, social insurance premiums and worker’s compensation premiums, Canada and other government pension plan premiums or contributions, and other taxes, fees, imposts, assessments or charges of any kind whatsoever together with any interest, penalties, additional taxes, fines and other charges and additions that may become payable in respect thereof including any interest in respect of such interest, penalties and additional taxes, fines and other charges and additions, whether disputed or not, and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another person’s taxes by contract or otherwise.

“Tax Act” means the Income Tax Act (Canada), as amended, and the regulations promulgated thereunder.

“Teck” means Teck Resources Ltd.

“Teck AIF” means the annual information form of Teck dated February 23, 2022.

“Termination Fee” means the amount of US$20.6 million.

“Third Proposal” has the meaning ascribed thereto under the heading “The Arrangement – Background to the Arrangement”.

“Transaction Litigation” means any Proceeding (other than a Proceeding relating to any Transaction Regulatory Approval or other Regulatory Approval) asserted or commenced by, on behalf of or in the name of, a third party against or otherwise involving Nomad, Sandstorm, the Nomad Board or the Sandstorm Board and any committee thereof, or any of Nomad’s or Sandstorm’s directors or officers relating directly or indirectly to the Arrangement, the Arrangement Agreement or any of the other transactions contemplated thereby (including any such Proceeding based on allegations that the entry into the Arrangement Agreement by Nomad or by Sandstorm or the terms and conditions of the Arrangement, the Arrangement Agreement or any of the other transactions contemplated hereby constituted a breach of the fiduciary duties of any director or any officer of Sandstorm or Nomad).

“Transaction Regulatory Approvals” means, the Canadian Competition Approval, the necessary conditional approvals and equivalent approvals, as the case may be, of the TSX and the NYSE and, collectively, and in each case to the extent it has been agreed by the Parties in accordance with the Arrangement Agreement that such approval shall be obtained, the Antitrust Approvals and the Regulatory Approvals.

“Transfer” has the meaning ascribed thereto under the heading “Transaction Agreements – The Voting and Support Agreements”.

“TSX” means the Toronto Stock Exchange.

“TSXV” means the TSX Venture Exchange.

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

“U.S. Securities Laws” means federal and state securities legislation of the United States, and all rules, regulations and orders promulgated thereunder.

“VEAC” has the meaning ascribed thereto under the heading “General Information Concerning the Sandstorm Meeting – Voting Securities and principal Sandstorm Shareholders”.

“VIF” means a voting instruction form.

“Woodlawn Mine” means the Woodlawn mine located north of Canberra in New South Wales, Australia, operated by Heron.

“Woodlawn Silver Stream” means the silver stream on the Woodlawn Mine as described in section “Description of Business – Description of the Assets – Woodlawn Silver Stream and Lead Marketing Fee Agreement – New South Wales, Australia – Heron Resources Limited” of the Nomad AIF as supplemented by the section “Recent Developments” in “Appendix B – Information Concerning Nomad” attached to this Circular.

General Information

Information Contained in this Circular

This Circular is delivered in connection with the solicitation of proxies by and on behalf of management of Sandstorm for use at the Sandstorm Meeting (or if the Sandstorm Meeting is adjourned or postponed, any reconvened Sandstorm Meeting). No person is authorized to give any information or to make any representation in connection with the Arrangement and the other matters discussed in or incorporated by reference in this Circular. Any information or representation provided that is not contained in or incorporated by reference in this Circular should not be relied upon. For greater certainty, to the extent that any information contained or provided on Sandstorm’s website is inconsistent with this Circular, you should rely on the information provided in this Circular. Information contained on Sandstorm’s website is not and is not deemed to be a party of this Circular or incorporated by reference herein and should not be relied upon by Sandstorm Shareholders for the purpose of determining whether to approve the Sandstorm Shareholder Resolution.

This Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Circular.

Information in this Circular is given as of July 11, 2022 unless otherwise indicated. Information contained in the documents incorporated herein by reference is given as of the respective dates stated therein.

All summaries of and references to the Arrangement Agreement and the Plan of Arrangement in this Circular are qualified in their entirety by the complete text of those documents. The Arrangement Agreement and the Plan of Arrangement are available on Sandstorm’s SEDAR profile at www.sedar.com and EDGAR at www.sec.gov. You are urged to read carefully the full text of those documents.

Additional information relating to Sandstorm may be found under Sandstorm’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov. Additional financial information is provided in the Sandstorm AIF, the Sandstorm Annual Financial Statements and the Sandstorm Annual MD&A, each of which is available under Sandstorm’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov or on Sandstorm’s website at www.sandstormgold.com. Sandstorm Shareholders may also request copies of these documents from Sandstorm’s Corporate Secretary by phone at 1.604.628.1107 or by email at cgregory@camelliaconsulting.ca.

Sandstorm Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors in considering the relevant legal, tax, financial or other matters contained in this Circular.

This document is important and requires your immediate attention. If you have any questions or require assistance, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. No securities regulatory authority in Canada or any other jurisdiction has expressed an opinion about, or passed upon the fairness or merits of, the transaction described in this document, the securities offered pursuant to such transaction or the adequacy of the information contained in this document and it is an offence to claim otherwise.

Information Concerning Nomad

Except as otherwise indicated, the information concerning Nomad contained in this Circular is based solely on information provided to Sandstorm by Nomad and should be read together with, and is qualified by, the documents of Nomad incorporated by reference herein. Although Sandstorm has no knowledge that would indicate that any of the information provided by Nomad is untrue or incomplete, neither Sandstorm nor any of its officers or directors assumes any responsibility for the accuracy or completeness of such information, nor any failure by Nomad to disclose facts or events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Sandstorm. Sandstorm has no knowledge of any material information concerning Nomad that has not been generally disclosed. See also “Risk Factors”.

Non-IFRS Financial Performance Measures

This Circular and the documents incorporated by reference that relate to Sandstorm present certain measures, including (i) total sales, royalties and income from other interests, (ii) average cash cost per attributable gold equivalent ounce, (iii) average realized gold price per attributable gold equivalent ounce, (iv) cash operating margin, (v) cash flows from operating activities excluding changes in non-cash working capital and (vi) all-in sustaining cost (“AISC”) per gold ounce on a by-product basis.

In addition, certain documents incorporated by reference that relate to Nomad present certain measures, including (i) adjusted net income (loss) and adjusted net income (loss) per share (ii) cash operating margin and cash operating margin attributable to Nomad and (iii) cash cost of sales.

These non-IFRS measures are not standardized financial measures under IFRS and therefore may not be comparable to similar financial measures presented by other issuers. As there is no standardized method of calculating any of these non-IFRS measures, the method of calculating each of them may differ from the methods used by other entities and, accordingly, the use of any of these non-IFRS measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The reconciliation of these non-IFRS measures used and presented by Sandstorm or Nomad, as applicable, to the most directly comparable IFRS measures is provided in certain documents incorporated by reference herein in which these Non-IFRS measures are referenced. See the section “Non-IFRS and Other Measures” in each of the Sandstorm Annual MD&A and Nomad Annual MD&A which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Presentation of Financial Information

The historical financial statements of Sandstorm, Nomad and the BaseCore Royalty Package included or incorporated by reference in this Circular are reported in U.S. dollars and have been prepared in accordance with IFRS with respect to annual financial statements, and in accordance with IFRS, including IAS 34 – Interim Financial Reporting, as applicable, with respect to interim financial statements. The Nomad Annual Financial Statements and the Sandstorm Annual Financial Statements as of December 31, 2021 and December 31, 2020 and for the years then ended were audited in accordance with the standards of the PCAOB. The BaseCore Financial Statements as of December 31, 2021 and December 31, 2020 and for the years then ended have been prepared and presented in accordance with IFRS and were audited in accordance with the Canadian generally accepted auditing standards. The unaudited pro forma consolidated financial information included in this Circular are reported in U.S. dollars and have been prepared by Sandstorm’s management in accordance with the basis of presentation discussed below.

The BaseCore Financial Statements and unaudited pro forma consolidated financial statements included in this Circular are reported in U.S. dollars and have been prepared by BaseCore management and Sandstorm management, respectively, in accordance with the basis of presentation discussed below. The historical financial statements of Sandstorm and Nomad included or incorporated by reference in this Circular are reported in U.S. dollars and have been prepared in accordance with IFRS. The Sandstorm Annual Financial Statements and the Nomad Annual Financial Statements as of December 31, 2021 and December 31, 2020 and for the years then ended were audited in accordance with the standards of the PCAOB. The BaseCore Financial Statements as of December 31, 2021 and December 31, 2020 and for the years then ended were audited in accordance with the Canadian generally accepted auditing standards.

Pro Forma Financial Statements

The unaudited pro forma consolidated financial statements included in this Circular give effect to the BaseCore Transaction, the Arrangement, the Spin-off Transaction and certain related adjustments described in the notes accompanying such financial statements. The unaudited pro forma consolidated statement of financial position as at March 31, 2022 gives effect to the BaseCore Transaction, the Arrangement and the Spin-off Transaction as if all such transactions had closed on March 31, 2022. The unaudited pro forma consolidated statements of income (loss) for the year ended December 31, 2021 and for the three months ended March 31, 2022 give effect to the BaseCore Transaction, the Arrangement and the Spin-off Transaction as if all such transactions had closed on January 1, 2021. The unaudited pro forma consolidated financial statements are based on the respective historical audited consolidated financial statements of Sandstorm and Nomad and the audited carve-out financial statements of the BaseCore Royalty Package each as at and for the year ended December 31, 2021, and the unaudited condensed consolidated interim financial statements of Sandstorm and Nomad and the unaudited carve-out interim financial statements of the BaseCore Royalty Package each as at and for the three months ended March 31, 2022. The unaudited pro forma consolidated financial statements should be read together with: (i) the Sandstorm Annual Financial Statements incorporated by reference into this Circular, (ii) the Nomad Annual Financial Statements incorporated by reference into this Circular, (iii) the Sandstorm Interim Financial Statements, (iv) the Nomad Interim Financial Statements, (v) the BaseCore Financial Statements included in “Appendix G – BaseCore Financial Statements” attached to this Circular, and (vi) other information contained in or incorporated by reference into this Circular. See “Appendix F – Unaudited Pro Forma Financial Statements” attached to this Circular.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and does not necessarily reflect what Sandstorm’s financial condition and results of operations following completion of the BaseCore Transaction, the Arrangement and the Spin-off Transaction would have been had the BaseCore Transaction, the Arrangement and the Spin-off Transaction occurred on the dates indicated. It also may not be useful in predicting the future financial condition and results of the operations of Sandstorm following completion of the BaseCore Transaction, the Arrangement and the Spin-off Transaction. The actual financial position and results of operations of Sandstorm following completion of the BaseCore Transaction, the Arrangement and the Spin-off Transaction may differ significantly from the pro forma amounts reflected in the unaudited pro forma consolidated financial statements due to a variety of factors.

The unaudited pro forma financial statements and adjustments, including the allocation of the purchase price, are based upon preliminary estimates of fair values of assets acquired and liabilities assumed, current available information and certain assumptions that Sandstorm believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma consolidated financial statements. The actual amounts recorded in the consolidated financial statements of Sandstorm upon closing of the BaseCore Transaction, the Arrangement and the Spin-off Transaction will depend on a number of factors, including, among others, the actual expenses of the BaseCore Transaction, the Arrangement and the Spin-off Transaction, and other additional information that becomes available after the date of this Circular. As a result, it is expected that actual amounts recorded will differ from the pro forma adjustments, and the differences may be material. See “Forward-Looking Information” and “Risk Factors”.

Currency Exchange Rate Information

Canadian dollars are reported as $ or C$, and United States (U.S.) dollars are reported as US$.

The following table sets forth, for each period indicated, the high and low exchange rates, the average exchange rate, and the exchange rate at the end of the period, based on the rate of exchange of one U.S. dollar in exchange for Canadian dollars published by the Bank of Canada.

	Year ended December 31		Three months ended March 31

	2021	2020	2022	2021
High	$1.2942	$1.4496	$1.2867	$1.2828
Low	$1.2040	$1.2718	$1.2470	$1.2455
Average	$1.2535	$1.3415	$1.2662	$1.2660
Closing	$1.2678	$1.2732	$1.2496	$1.2575

On April 29, 2022, the Business Day immediately prior to the Announcement Date, the average daily exchange rate as reported by the Bank of Canada was US$1.00 = $1.2792 or $1.00 = US$0.7817. On July 8, 2022, the average daily exchange rate as reported by the Bank of Canada was US$1.00 = $1.2968 or $1.00 = US$0.7711.

The information in respect of periods commencing on or after January 1, 2020 is based on the average daily exchange rates for such period published by the Bank of Canada.

Scientific and Technical Information

All mineral reserves and mineral resources for Sandstorm have been estimated in accordance with the standards of the CIM and NI 43-101. All mineral resources are reported exclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Information on data verification performed on the mineral properties of Sandstorm contained in or incorporated by reference in this Circular that are considered to be material mineral properties to Sandstorm for the purposes of NI 43-101 can be found as follows: (a) in the case of the Hod Maden Project, the Sandstorm AIF under the heading “Technical Information – Hod Maden Project, Turkey”, and (b) in the case of the Antamina mine, “Appendix C – Information Concerning Sandstorm” attached to this Circular. The scientific and technical information relating to the Hod Maden Project in this Circular is based on the Hod Maden Report. The scientific and technical information relating to the Antamina mine in this Circular is based on the Antamina Report and the information disclosed in the Teck AIF, in each case as available under Teck’s profile on SEDAR.

Information on the Antamina Mine contained in this Circular is based on information publicly disclosed by an owner and information/data available in the public domain as at the date of this Circular, and none of this information has been independently verified by Sandstorm. Specifically, as a royalty holder, Sandstorm has no access to the Antamina mine. Sandstorm is dependent on publicly available information to prepare disclosure pertaining to the Antamina mine and generally has no ability to independently verify such information. Although Sandstorm does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Information contained in this Circular with respect to the Antamina mine has been prepared in accordance with the exemption set forth in Section 9.2 of NI 43-101. See “Other Information – Interest of Experts”.

Cautionary Note to Sandstorm Shareholders in the United States Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

This Circular has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For United States reporting purposes, the United States Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for certain issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

Forward-Looking Information

This Circular contains “forward-looking statements” within the meaning of U.S. Securities Laws, and “forward-looking information” (and together with the forward-looking statements, the “forward-looking information”) under the provisions of applicable Canadian Securities Laws. These expectations may not be appropriate for other purposes. Generally, this forward-looking information is often identified by the use of forward-looking terminology such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “forecasts”, “targets”, “anticipates”, “believes”, “intends”, “to create”, “to diversify”, “to invest”, “enabling”, “upon”, “further”, “proposed”, “opportunities”, “potentially”, “increases”, “adds”, “improves”, “continuing” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could” or “might”, occur and similar expressions and includes, but is not limited to, information regarding:

•

expectations regarding whether the Arrangement will be completed, the principal steps of the Arrangement, including whether the conditions to the completion of the Arrangement will be satisfied, and the anticipated timing for the Effective Date;

•

expectations regarding whether the BaseCore Transaction or Spin-off Transaction will be completed, including whether the conditions to the completion of the BaseCore Transaction or Spin-off Transaction will be satisfied, and the anticipated timing for the completion thereof;

•

the future plans, business prospects and performance, growth potential, financial strength, market profile, revenues, working capital, costs, cash flow, capital expenditures, investment valuations, income, margins, access to capital, and overall strategy of Sandstorm following completion of the Arrangement, BaseCore Transaction and Spin-off Transaction;

•	estimates of future production, including expected annual production range;

•	expectations regarding future cost reductions, synergies, including pre-tax synergies, savings and efficiencies;

•	expectations regarding future balance sheet strength;

•	expectations regarding future equity and enterprise value;

•	the anticipated repayment of the Nomad Credit Facility by Sandstorm upon the closing of the Arrangement;

•	expectation regarding the receipt of Court approval of the Plan of Arrangement;

•

expectations regarding the receipt of all necessary regulatory and third-party approvals, including, without limitation, receipt of all Transaction Regulatory Approvals, and the expiration of all relevant waiting periods;

•

the anticipated number of Sandstorm Shares to be issued in connection with the Arrangement, the expected total capitalization of Sandstorm on a consolidated basis following completion of the Arrangement and the BaseCore Transaction, and the ratio of the Sandstorm Shares to be held by Nomad Shareholders and Sandstorm Shareholders, respectively, following completion of the Arrangement;

•	the reasons for, and the anticipated benefits of, the Arrangement;

•	statements made in, and based upon, the BMO Fairness Opinion;

•	expectations regarding the value and nature of the Consideration Shares payable to Nomad Shareholders pursuant to the Arrangement;

•	expectations regarding the process and timing of delivery of the Consideration Shares to Nomad Shareholders following the Effective Time;

•	expectations as to the delivery of the Consideration Shares to the Depositary by Sandstorm;

•	the anticipated mineral reserve and mineral resource estimation of Sandstorm following the completion of the Arrangement;

•	the expectation that the Consideration Shares issuable in connection with the Arrangement will be listed on the TSX and the NYSE following the Effective Date;

•	expectations regarding receipt of Sandstorm Shareholder Approval and Nomad Shareholder Approval;

•	the applicability of the exemption under Section 3(a)(10) of the U.S. Securities Act to the Consideration Shares and Replacement Options issuable under the Plan of Arrangement;

•

the expectation that, subject to applicable Laws, Nomad will cease to be a public company following completion of the Arrangement and will have the Nomad Shares delisted from the TSX, NYSE and FSE, and the Listed Nomad Warrants delisted from the TSX as promptly as possible following the Effective Date;

•	the expectation that, subject to applicable Laws, Nomad will cease to be a reporting issuer under applicable Canadian Securities Laws;

•

the Sandstorm Board’s ability to oversee Sandstorm’s business strategy following completion of the Arrangement, BaseCore Transaction and Spin-off Transaction, and safeguard the interests of all shareholders and preserve and enhance shareholder value;

•	other events or conditions that may occur in the future.

Forward-looking information is subject to known and unknown risks, uncertainties and other important factors that may cause Sandstorm’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such statements and information are based on numerous assumptions and factors including, among other things, the satisfaction of the terms and conditions of the Arrangement, BaseCore Transaction and Spin-off Transaction, present and future business strategies, and the environment in which Sandstorm will operate in the future, following completion of the Arrangement, BaseCore Transaction and Spin-off Transaction. Certain important factors and risks that could cause actual results, performance or achievements to differ materially from those in the forward-looking information include, among others:

•	the conditions to completion of the Arrangement may not be satisfied, including the listing of the Consideration Shares on the TSX and the NYSE;

•	Nomad and Sandstorm may not receive the requisite approvals of their respective shareholders;

•

required regulatory and third-party approvals necessary to complete the Arrangement, including, without limitation, receipt of all Transaction Regulatory Approvals, may not be obtained, or conditions may be imposed in connection with such approvals that will increase the costs associated with or have other negative implications for Sandstorm on a consolidated basis following completion of the Arrangement;

•	the conditions to completion of the BaseCore Transaction and/or the Spin-off Transaction may not be satisfied;

•	litigation relating to the Arrangement may be commenced which may prevent, delay or give rise to significant costs or liabilities on the part of Sandstorm or Nomad;

•	the Parties may discover previously undisclosed liabilities following the Effective Date;

•	Sandstorm may be required to pay the Sandstorm Termination Fee or the Sandstorm Expenses Reimbursement to Nomad in certain circumstances if the Arrangement is not completed;

•	the focus of management’s time and attention on the Arrangement, BaseCore Transaction and Spin-off Transaction may detract from other aspects of the respective businesses of Sandstorm and Nomad;

•	the anticipated benefits and value creation from the Arrangement, BaseCore Transaction and/or Spin-off Transaction may not be realized, or may not be realized in the expected timeframes;

•

dilution and share price volatility, including a material decrease in the trading price of the Sandstorm Shares may occur which could result in a failure of the Arrangement on the basis of a Material Adverse Effect on Sandstorm’s part or could be sustained following the Effective Date;

•	the market value of the Consideration will vary as a result of potential fluctuations in the market price of the Sandstorm Shares;

•	there may be competing offers for Nomad which arise as a result of or in connection with the proposed Arrangement;

•	the businesses of Sandstorm and Nomad may not be successfully integrated following completion of the Arrangement;

•	loss of key employees and the risk that Sandstorm may not be able to retain key employees of Sandstorm or Nomad prior to and following completion of the Arrangement;

•

the failure by a Party to comply with applicable Laws prior to completion of the Arrangement could subject Sandstorm to penalties and other adverse consequences following completion of the Arrangement;

•

currency fluctuations, gold price volatility and fluctuations in the spot and forward price of gold, silver, copper, iron ore or certain other commodities (such as diesel fuel, natural gas and electricity), and the availability and increased costs associated with mining inputs and labour;

•

increased costs, delays, suspensions and technical challenges associated with the construction of capital projects in connection with mineral properties underlying the royalty and streaming assets of Sandstorm and Nomad;

•

operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems in connection with mineral properties underlying the royalty and streaming assets of Sandstorm and Nomad;

•	risk of loss due to acts of war, terrorism, sabotage and civil disturbances;

•	risks related to litigation;

•	increased costs and physical risks, including extreme weather events and resource shortages, related to climate change;

•	discrepancies between actual and estimated production for both Sandstorm and Nomad;

•	mineral reserves and mineral resources and metallurgical recoveries;

•	mining operational and development risks;

•

risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks);

•	regulatory restrictions (including environmental regulatory restrictions and liability);

•

changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of Laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada and other jurisdictions in which Sandstorm or Nomad may carry on business in the future;

•	the speculative nature of mineral exploration;

•	the global economic climate; and

•	competition.

Some of the important risks and factors that could affect forward-looking information are discussed in the section entitled “Risk Factors” of this Circular and in “Appendix B – Information Concerning Nomad” and “Appendix C – Information Concerning Sandstorm” attached to this Circular, and in other documents incorporated by reference in this Circular, including but not limited to, the Sandstorm AIF and the Nomad AIF available on the respective profiles of Sandstorm and Nomad on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

This forward-looking information is based on the beliefs of Sandstorm’s management as well as on assumptions, which such management believes to be reasonable based on information currently available at the time such statements were made. Although Sandstorm believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking information contained in this Circular is made as of the date of this Circular and, accordingly, are subject to change after such date. Except as otherwise indicated by Sandstorm, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Sandstorm does not intend or undertake to publicly update any forward-looking information that is included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable Securities Laws.

Information for United States Securityholders

THIS CIRCULAR, THE TRANSACTIONS CONTEMPLATED BY THE ARRANGEMENT AGREEMENT, THE ARRANGEMENT AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE IN THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE TRANSACTIONS CONTEMPLATED BY THE ARRANGEMENT AGREEMENT, THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Consideration Shares to be issued to Nomad Shareholders in exchange for their Nomad Shares and the Replacement Options to be issued to holders of Nomad Options in exchange for their Nomad Options, each pursuant to the Arrangement, have not been and will not be registered under the U.S. Securities Act or any other U.S. Securities Laws, and are being issued in reliance on the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof and similar exemptions from registration under applicable U.S. state securities laws. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by Law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on July 11, 2022 and, subject to the approval of the Arrangement by the Nomad Shareholders, a hearing on the application for the Final Order is scheduled to be held on or about August 12, 2022 at 10:00 a.m. (Eastern time) before the Court, sitting in the Commercial Division in and for the district of Montréal at the Montréal Courthouse. All Nomad Shareholders are entitled to appear and be heard at this hearing. The Final Order will constitute a basis for the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof with respect to the Consideration Shares to be received by Nomad Shareholders in exchange for their Nomad Shares, and the Replacement Options to be issued to holders of Nomad Options in exchange for their Nomad Options, each pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of the Parties’ intended reliance on the Final Order as the basis for the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof. See “Regulatory Matters and Approvals – Court Approvals”.

The Consideration Shares issuable to Nomad Shareholders pursuant to the Arrangement, upon completion of the Arrangement, will be freely transferrable under the U.S. Securities Act, except by persons who are “affiliates” (within the meaning of Rule 144) of Sandstorm at such time or were affiliates of Sandstorm within 90 days before such time.

The exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof for the issuance of the Replacement Options in exchange for the Nomad Options does not exempt the issuance of securities upon the exercises of such Replacement Options. As a result, Sandstorm Shares issuable upon the exercise of the Replacement Options may be issued only pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable state U.S. Securities Laws (in which case they will be “restricted securities” within the meaning of Rule 144) or following registration under such laws, if any.

The Nomad Warrants will remain outstanding and be adjusted in accordance with their terms and are not being exchanged under the Plan of Arrangement. The underlying securities issuable upon exercise of the Nomad Warrants, remain subject to the terms and restrictions as set forth in the Nomad Warrant certificates, and have not been and will not be registered under the U.S. Securities Act. The Nomad Warrants may only be exercised pursuant to their terms and a then available exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws, or following registration under such laws, if any, and remain subject to customary U.S. transfer restrictions and legend requirements.

Sandstorm is organized under the Laws of the Province of British Columbia and is a “foreign private issuer” as defined under the U.S. Exchange Act. The solicitations of proxies for the Sandstorm Meeting are not subject to the requirements of Sections 14(a) and 14(c) of the U.S. Exchange Act. Accordingly, the solicitations and transactions contemplated in this Circular are being made in the United States for securities of a Canadian issuer in accordance with Canadian corporate Laws and Canadian Securities Laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Sandstorm Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

Information concerning the operations and business of Sandstorm and Nomad contained herein has been prepared in accordance with the requirements of Canadian Securities Laws, which differ from the requirements of U.S. Securities Laws. The historical financial statements of Sandstorm, Nomad and the BaseCore Royalty Package included or incorporated by reference in this Circular were prepared in accordance with IFRS with respect to annual financial statements, and in accordance with IFRS, including IAS 34 – Interim Financial Reporting, as applicable, with respect to interim financial statements. IFRS differs from generally accepted accounting principles in the United States in certain material respects and thus may not be comparable to financial statements and information of United States companies prepared in accordance with generally accepted accounting principles in the United States. See also “General Information — Presentation of Financial Information”.

The financial statements of Sandstorm and Nomad as of December 31, 2021 and December 31, 2020 and for the years then ended were subject to audit under the auditing standards of the PCAOB. The carve-out financial statements of the BaseCore Royalty Package as of December 31, 2021 and December 31, 2020 and for the years then ended were audited in accordance with Canadian generally accepted auditing standards. Sandstorm’s auditor is required to be independent with respect to Sandstorm in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia and has complied with the SEC’s rule on auditor independence and Rule 3520 Auditor Independence of the PCAOB. Nomad’s auditor is required to be independent with respect to Nomad in accordance with the Code of Ethics of Chartered Professional Accountants (Québec) and has complied with the SEC’s rule on auditor independence and Rule 3520 Auditor Independence of the PCAOB. BaseCore’s auditor is required to be independent with respect to BaseCore in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

The enforcement by securityholders of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that Sandstorm is incorporated or organized outside the United States, that most or all of its directors and officers and the experts named in this Circular are not residents of the United States and that all or a substantial portion of its assets and such persons may be located outside the United States. As a result, it may be difficult or impossible for U.S. securityholders or to effect service of process within the United States upon Sandstorm, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under U.S. Securities Laws. In addition, U.S. securityholders should not assume that the courts of Canada: (i) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under U.S. Securities Laws; or (ii) would enforce, in an original action, liabilities against such persons predicated upon civil liabilities under U.S. Securities Laws.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Circular and, if given or made, such information or representation must not be relied upon as having been authorized by Sandstorm or Nomad.

See also “General Information – Non-IFRS Financial Performance Measures”, “General Information – Presentation of Financial Information”, “General Information – Pro Forma Financial Statements”, “General Information – Currency Exchange Rate Information”, “General Information – Scientific and Technical Information” and “General Information – Cautionary Note to Sandstorm Shareholders in the United States Concerning Estimates of Measured, Indicated and Inferred Mineral Resources”.

Summary

The following is a summary of certain information contained elsewhere or incorporated by reference in this Circular, including the Appendices hereto. This summary is not intended to be complete and is qualified in its entirety by the more detailed information appearing elsewhere, or incorporated by reference, in this Circular, all of which is important and should be reviewed carefully. Certain capitalized terms used in this summary are defined in the “Glossary of Defined Terms” or elsewhere in this Circular.

The Sandstorm Meeting

Purpose of the Sandstorm Meeting

The purpose of the Sandstorm Meeting is for Sandstorm Shareholders to consider and, if thought advisable, to approve the Sandstorm Shareholder Resolution, which will approve the issuance of the Consideration Shares in connection with the Arrangement. The full text of the Sandstorm Shareholder Resolution is included as “Appendix A – Sandstorm Shareholder Resolution” attached to this Circular.

Time, Date and Place

The Sandstorm Meeting will be held at Sandstorm’s head office at Suite 1400, 400 Burrard Street, Vancouver, British Columbia V6C 3A6 at 9:00 a.m. (Vancouver Time) on August 9, 2022.

Record Date

The Record Date for determining the Sandstorm Shareholders entitled to receive notice of and to vote at the Sandstorm Meeting is July 5, 2022. Only Sandstorm Shareholders of record as of the close of business (Vancouver time) on the Record Date are entitled to receive notice of and to vote at the Sandstorm Meeting.

Sandstorm Shareholder Approval

At the Sandstorm Meeting, Sandstorm Shareholders will be asked to consider and, if thought advisable, to approve the Sandstorm Shareholder Resolution, the full text of which is attached to this Circular at “Appendix A – Sandstorm Shareholder Resolution”. In order to be effective, the Sandstorm Shareholder Resolution must be approved, with or without variation, by the affirmative vote of at least a simple majority of the votes cast by Sandstorm Shareholders present in person or represented by proxy and entitled to vote at the Sandstorm Meeting. Each Sandstorm Shareholder is entitled to one vote for each Sandstorm Share held by such holder as of the close of business on the Record Date.

The Sandstorm Board has unanimously determined that the Arrangement is in the best interests of Sandstorm and unanimously recommends that Sandstorm Shareholders vote FOR the Sandstorm Shareholder Resolution.

See “Business of the Sandstorm Meeting – Sandstorm Shareholder Resolution” and “Regulatory Matters and Approvals – Shareholder Approvals – Sandstorm Shareholder Approval”.

The Arrangement

Details of the Arrangement

On May 1, 2022, Sandstorm and Nomad entered into the Arrangement Agreement pursuant to which, among other things, Sandstorm agreed to acquire all of the issued and outstanding Nomad Shares. The Arrangement will be effected pursuant to a court-approved arrangement under the CBCA. Subject to receipt of the Sandstorm Shareholder Approval, the Nomad Shareholder Approval, the Final Order and the satisfaction or waiver of certain other conditions, Sandstorm will acquire all of the issued and outstanding Nomad Shares on the Effective Date, Nomad will become a wholly-owned subsidiary of Sandstorm and Sandstorm will continue the operations of Sandstorm and Nomad on a combined basis. Pursuant to the Plan of Arrangement, at the Effective Time, Nomad Shareholders will receive 1.21 Sandstorm Shares for each Nomad Share held at the Effective Time.

On the Effective Date, existing Nomad Shareholders would own approximately 27% of the outstanding Sandstorm Shares on an undiluted basis and existing Sandstorm Shareholders would own approximately 73% of the outstanding Sandstorm Shares on an undiluted basis, in each case based on the number of securities of Sandstorm and Nomad issued and outstanding as of July 8, 2022, taking into account the number of Nomad Shares issuable under the Nomad DRIP as of such date and assuming completion of the BaseCore Transaction.

See “The Arrangement – Details of the Arrangement”.

Background to the Arrangement

The Arrangement Agreement is the result of arm’s length negotiations among representatives of Sandstorm and Nomad and their respective legal and financial advisors, as more fully described herein.

See “The Arrangement – Background to the Arrangement”.

Recommendation of the Sandstorm Board

The Sandstorm Board, after consultation with representatives of Sandstorm’s management team, its financial and legal advisors and having taken into account the BMO Fairness Opinion, and such other matters as it considered necessary and relevant, unanimously determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of Sandstorm and authorized Sandstorm to enter into the Arrangement Agreement and all related agreements. Accordingly, the Sandstorm Board unanimously recommends that Sandstorm Shareholders vote FOR the Sandstorm Shareholder Resolution.

See “The Arrangement – Recommendation of the Sandstorm Board”.

Reasons for the Recommendation of the Sandstorm Board

In reaching its conclusions and formulating its recommendation, the Sandstorm Board consulted with representatives of Sandstorm’s management team and its legal and financial advisors. The Sandstorm Board also reviewed a significant amount of technical, financial and operational information relating to Nomad and Sandstorm and considered a number of factors and reasons, including those listed below. The following is a summary of the principal reasons for the unanimous determination of the Sandstorm Board that the Arrangement is in the best interests of Sandstorm and the unanimous recommendation of the Sandstorm Board that Sandstorm Shareholders vote FOR the Sandstorm Shareholder Resolution.

•

Adds high-quality and low-cost assets with precious metals focus. The addition of several high-quality and low-cost assets from Nomad’s portfolio fortifies Sandstorm’s focus on gold, silver, and copper exposure. By 2025, Sandstorm’s revenue is expected to be nearly 90% precious metals.

•

Solidifies Sandstorm’s position as the “go-to” royalty and streaming company. Sandstorm expects its production to grow more than 85% between 2022 and 2025, positioning the Company as the “go-to” royalty and streaming company amongst peers. The Arrangement is expected to provide Sandstorm with substantially enhanced scale and size, with pro forma 2022 production guidance expected to increase by approximately 22% from 65,000–70,000 GEO to 80,000–85,000 GEO[3], and long-term production guidance expected to increase by 55% from 100,000 GEO to 155,000 GEO[4] in 2025. The Arrangement will add several development stage assets contributing to this growth including Greenstone, Platreef, and Cortez (Robertson deposit).

•

Enables value-creation through industry leading portfolio diversification. On completion of the Arrangement, Sandstorm’s resulting portfolio will total 260 streams and royalties, of which 39 of the underlying assets will be cash-flowing with no asset contributing more than 15% to the Company’s broker consensus net asset value.

•

Bolsters financial strength and capital markets profile. The combined cash balance as at March 31, 2022 of US$53.1 million, with increased public float, liquidity, and access to capital, is expected to provide Sandstorm with greater capacity to pursue further growth and return capital to Sandstorm Shareholders.

•	Accretive transaction. The Arrangement is expected to deliver immediate cash flow per share and net asset value per share accretion to Sandstorm.

•

Voting support agreements. The Orion Entities, which hold or exercise control or direction over approximately 64.5% of the outstanding Nomad Shares as of May 1, 2022, have entered into the Orion Support Agreements with Sandstorm pursuant to which they have irrevocably agreed, among other things, to vote in favour of the Arrangement Resolution. In addition, all of the directors and certain representatives of the executive leadership teams of each of Sandstorm and Nomad have entered into the Sandstorm Support Agreements and the Nomad Support Agreements, respectively, pursuant to which they have agreed, among other things, to vote in favour of, in the case of Sandstorm, the Sandstorm Shareholder Resolution, and in the case of Nomad, the Arrangement Resolution.

•

Business climate and review of alternatives. After reviewing the current and prospective business climate in the royalty and streaming industry, including the potential for further consolidation or acquisitions, and the benefits and risks of other strategic opportunities reasonably available to Sandstorm, the Sandstorm Board believes that the Arrangement represents Sandstorm’s best prospects for maximizing shareholder value in the medium to long term.

•

Fairness opinion. The Sandstorm Board received an opinion from BMO Capital Markets dated May 1, 2022, as to the fairness to Sandstorm, from a financial point of view, of the Consideration to be paid by Sandstorm under the Arrangement, based upon and subject to the assumptions, limitations and qualifications set forth therein. See “The Arrangement – BMO Fairness Opinion”. A complete copy of the BMO Fairness Opinion is included as “Appendix E – BMO Fairness Opinion” attached to this Circular.

See “The Arrangement – Reasons for the Recommendation of the Sandstorm Board”.

[3]	Commodity Price Assumptions: $1,800/oz Au, $22/oz Ag, $4.00/lb Cu.
[4]	Commodity Price Assumptions: $1,800/oz Au, $22/oz Ag, $4.00/lb Cu.

BMO Fairness Opinion

In connection with the Arrangement, BMO Capital Markets provided the Sandstorm Board with a written opinion that, on the basis of the particular assumptions, limitations and qualifications set forth therein, BMO Capital Markets is of the opinion that, as of May 1, 2022, the Consideration to be paid by Sandstorm under the Arrangement is fair, from a financial point of view, to Sandstorm.

The full text of the BMO Fairness Opinion, which sets forth, among other things, the assumptions made, matters considered, procedures followed and limitations and qualifications in connection with the BMO Fairness Opinion, is included as “Appendix E – BMO Fairness Opinion” attached to this Circular. This summary of the BMO Fairness Opinion is qualified in its entirety by the full text of the opinion and Sandstorm Shareholders are urged to read the BMO Fairness Opinion in its entirety.

See “The Arrangement – BMO Fairness Opinion”.

Description of the Plan of Arrangement

The following description of the Plan of Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Schedule A to the Arrangement Agreement, which has been filed by Sandstorm on its SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

If the Sandstorm Shareholder Resolution is approved at the Sandstorm Meeting, the Arrangement Resolution is approved at the Nomad Meeting, the Final Order approving the Arrangement is issued by the Court and the applicable conditions to completion of the Arrangement are satisfied or waived, the Arrangement will take effect commencing and effective as at the Effective Time (which will be at 12:01 a.m. (Eastern time) on the Effective Date (which is expected to occur in August 2022)). Commencing and effective as at the Effective Time, each of the events set out below will occur and will be deemed to occur sequentially in the following order, except where noted, without any further authorization, act or formality on the part of any person:

(a)

Each Nomad RSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall immediately vest to the fullest extent, and such Nomad RSU shall be deemed to be transferred and disposed of by the holder thereof to Nomad (free and clear of all Liens) and cancelled in exchange for a cash payment equal to the value of the Consideration payable for the Nomad Share that would have been issued pursuant to the vesting of such Nomad RSU immediately prior to the Effective Time less any amounts withheld pursuant to the Plan of Arrangement and each such holder’s name shall be removed from each applicable register and all agreements relating to the Nomad RSUs shall be terminated and shall be of no further force and effect.

(b)

Each Nomad PSU, whether vested or unvested, shall be deemed to be vested to the fullest extent, and such Nomad PSU shall be deemed to be transferred and disposed of by the holder thereof to Nomad (free and clear of all Liens) and cancelled in exchange for a cash payment equal to the value of the Consideration payable for the Nomad Share that would have been issued pursuant to the vesting of such Nomad PSU immediately prior to the Effective Time less any amounts withheld pursuant to the Plan of Arrangement and each such holder’s name shall be removed from each applicable register and all agreements relating to the Nomad PSUs shall be terminated and shall be of no further force and effect.

(c)

Each Nomad DSU shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to Nomad in exchange for a cash payment equal to the value of the Consideration payable for a Nomad Share, less any less any amounts withheld pursuant to the Plan of Arrangement, and each Nomad DSU shall immediately be cancelled.

(d)

Immediately prior to the exchange set forth in paragraph (e) below, each Dissent Share shall be and shall be deemed to have been transferred by the holder thereof, without any further act or formality on its part, to Nomad (free and clear of any liens, charges or encumbrances of any nature whatsoever) and cancelled and Nomad shall thereupon be obligated to pay the amount therefor determined and payable in accordance with the Plan of Arrangement, and:

(i)

such Dissenting Nomad Shareholder shall cease to be, and shall be deemed to cease to be, the holder of such Dissent Share and to have any rights as a Nomad Shareholder other than the right to be paid the fair value by Nomad for such Dissent Share as set out in the Plan of Arrangement out of reserves established by Nomad therefore; and

(ii)	such Dissenting Nomad Shareholder’s names shall be, and shall be deemed to be, removed from the register of Nomad Shareholders maintained by or on behalf of Nomad.

(e)

Each Nomad Share (excluding any Dissent Share) shall be and shall be deemed to be transferred and assigned by the holder thereof, without any further act or formality on its part, to Sandstorm (free and clear of any liens, charges or encumbrances of any nature whatsoever), in exchange for the Consideration, and:

(i)

each holder of such Nomad Shares shall cease to be, and shall be deemed to cease to be, the holder thereof and to have any rights as a Nomad Shareholder other than the right to be paid the Consideration per Nomad Share in accordance with this Plan of Arrangement;

(ii)	the name of each such holder shall be, and shall be deemed to be, removed from the register of Nomad Shareholders maintained by or on behalf of Nomad; and

(iii)

Sandstorm shall be deemed to be the transferee of such Nomad Shares (free and clear of any liens, charges or encumbrances of any nature whatsoever) and the register of Nomad Shareholders maintained by or on behalf of Nomad shall be, and shall be deemed to be, revised accordingly.

(f)

Each Nomad Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall immediately vest to the fullest extent and shall be exchanged for a fully vested Replacement Option to purchase from Sandstorm such number of Sandstorm Shares (rounded down to the nearest whole number) equal to: (A) the Exchange Ratio, multiplied by (B) the number of Nomad Shares subject to such Nomad Option immediately prior to the Effective Time, at an exercise price per Sandstorm Share (rounded up to the nearest whole cent) equal to (M) the exercise price per Nomad Share otherwise purchasable pursuant to such Nomad Option immediately prior to the Effective Time, divided by (N) the Exchange Ratio, exercisable until the earlier of (Y) the date that is 18 (eighteen) months following the Effective Date notwithstanding the termination of the holder of the Replacement Option on or after the Effective Time and (Z) the original expiry date of such Nomad Option. Except as set out above, all other terms and conditions of such Replacement Option, including the conditions to and manner of exercising, will be the same as the Nomad Option so exchanged, and shall be governed by the terms of the Nomad Option Plan or Nomad Legacy Option Plan, as applicable, and any document evidencing a Nomad Option shall thereafter evidence and be deemed to evidence such Replacement Option. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Replacement Option exceeds the Nomad Option In-The-Money Amount in respect of the Nomad Option, the exercise price per Sandstorm Share of such Replacement Option will be increased accordingly with effect at and from the Effective Time by the minimum amount necessary to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Nomad Option In-The-Money Amount in respect of the Nomad Option.

(g)

Sandstorm shall cause any other transaction, if any, determined by the Parties, acting reasonably, to be made in connection with the Arrangement in accordance with the Arrangement Agreement to be effectuated, including one or more amalgamations of Nomad (or any resulting person in any such amalgamation) with one or more wholly owned subsidiaries of Sandstorm.

(h)

Each Electing Affiliate and Sandstorm shall be deemed to be and shall be bound by a Registration Rights Agreement and each Registration Rights Agreement shall become effective in accordance with its terms without the need for any further act or formality.

In accordance with the terms of each of the Nomad Warrants, each holder of a Nomad Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Nomad Warrant, in lieu of Nomad Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Nomad Shares to which such holder would have been entitled if such holder had exercised such holder’s Nomad Warrants immediately prior to the Effective Time. Each Nomad Warrant shall continue to be governed by and be subject to the terms of the applicable Nomad Warrant certificate or indenture, as applicable, subject to any supplemental exercise documents issued by Sandstorm to holders of Nomad Warrants to facilitate the exercise of the Nomad Warrants and the payment of the corresponding portion of the exercise price thereof.

See “The Arrangement – Description of the Plan of Arrangement”.

Registration Rights Agreement

Pursuant to the Plan of Arrangement, each Electing Affiliate and Sandstorm will be deemed to be and will be bound by a Registration Rights Agreement, which will become effective at the Effective Time in accordance with the Plan of Arrangement and its terms without the need for any further act or formality. The Registration Rights Agreement, upon its execution and delivery, provides former Nomad Shareholders that are Electing Affiliates who are party to a Registration Rights Agreement with Demand Registration Rights and Shelf Registration Rights, subject to the limitations of the Registration Rights Agreement, requiring Sandstorm to qualify the Distribution of Registrable Securities upon request of any such holder pursuant to the terms of the Registration Rights Agreement. This right is available to each such Electing Affiliate for a term beginning on the Effective Date and ceasing on the earlier of the date an Electing Affiliate and its affiliates cease to, directly or indirectly, beneficially own in aggregate more than 5% of the then-outstanding Sandstorm Shares, or the date on which the Registration Rights Agreement is terminated by agreement of the parties, or the date of dissolution or liquidation of Sandstorm. See “The Arrangement – Registration Rights Agreement”.

Timing for Completion of the Arrangement

Subject to the provisions of the Arrangement Agreement, the Arrangement will become effective at 12:01 a.m. (Eastern time) on the Effective Date, being the date upon which all of the conditions to completion of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement, all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably, and the Certificate of Arrangement having been issued by the Director.

If the Final Order is obtained in a form and substance satisfactory to Sandstorm and Nomad, and the applicable conditions to completion of the Arrangement are satisfied or waived (excluding any conditions that, by their terms, cannot be satisfied until the Effective Date), Sandstorm expects the Effective Date to occur by August 2022; however, it is possible that completion may be delayed beyond this date if the conditions to implementation of the Arrangement cannot be met on a timely basis. Although Sandstorm’s and Nomad’s objective is to have the Effective Date occur as soon as reasonably practicable after the Sandstorm Meeting and the Nomad Meeting, the Effective Date could be delayed for several reasons, including, but not limited to, any delay in obtaining any required Transaction Regulatory Approvals. Sandstorm or Nomad may determine not to complete the Arrangement without prior notice to, or action on the part of, Sandstorm Shareholders or Nomad Shareholders.

See “The Arrangement – Timing for Completion of the Arrangement”.

Regulatory Matters and Approvals

Other than the Sandstorm Shareholder Approval, the Nomad Shareholder Approval, the Transaction Regulatory Approvals and the Final Order, Sandstorm is not aware of any material approval, consent or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained in order to complete the Arrangement, as applicable. In the event that any such approvals or consents are determined to be required, such approvals or consents will be sought. Any such additional requirements could delay the Effective Date or prevent the completion of the Arrangement. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, Sandstorm currently anticipates that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved by the Effective Date, as applicable.

Court Approvals

The Arrangement requires approval by the Court under Section 192 of the CBCA. Prior to the mailing of this Circular, on July 11, 2022, Nomad obtained the Interim Order providing for the calling and holding of the Nomad Meeting and other procedural matters.

Under the Arrangement Agreement, if Sandstorm Shareholder Approval is received and Nomad Shareholder Approval is received, Nomad is required to seek the Final Order as soon as reasonably practicable after the Nomad Meeting, subject to the availability of the Court. If the Sandstorm Meeting and Nomad Meeting are held as scheduled and are not adjourned and/or postponed and the Sandstorm Shareholder Approval is obtained and the Nomad Shareholder Approval is obtained, it is expected that Nomad will apply for the Final Order approving the Arrangement on August 12, 2022.

At the hearing for the Final Order, the Court will consider, among other things, the procedural and substantive fairness and reasonableness of the Plan of Arrangement. The Court has broad discretion under the CBCA when making orders with respect to the Plan of Arrangement. The Court may approve the Plan of Arrangement, either as proposed or amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

See “Regulatory Matters and Approvals – Court Approvals”.

Regulatory Approvals

Pursuant to the Arrangement Agreement, it is a mutual condition precedent to completion of the Arrangement that all of the Transaction Regulatory Approvals will have been obtained. As of the date of this Circular, the South African Competition Approval remains outstanding. See “Regulatory Matters and Approvals – South African Competition Approval” and “Transaction Agreements – The Arrangement Agreement – Conditions to the Arrangement Becoming Effective”.

Canadian Competition Approval

The transactions contemplated by the Arrangement Agreement constitute a Notifiable Transaction and, as such, the Parties must comply with the merger notification provisions of Part IX of the Competition Act. Pursuant to the Arrangement Agreement, the Parties submitted a request for an Advance Ruling Certificate, or in the alternative, a No Action Letter, to the Commissioner of Competition on May 24, 2022. On June 3, 2022, the Commissioner issued a No Action Letter in respect of the Arrangement and granted a waiver exempting the Parties from the Competition Act’s notification requirements, including operation of the statutory waiting periods.

See “Regulatory Matters and Approvals – Canadian Competition Approval”.

South African Competition Approval

Under the South Africa Competition Act, the Arrangement exceeds the relevant thresholds for pre-notification as an intermediate merger, and cannot be completed until a merger notification has been filed with the South African Competition Commission and the South African Competition Commission has approved or is deemed to have approved the Arrangement under the South Africa Competition Act. On May 27, 2022, the Parties filed notifications with the South African Competition Commission. On June 13, 2022, the South African Competition Commission issued an extension certificate, extending the review period until August 23, 2022.

See “Regulatory Matters and Approvals – South African Competition Approval”.

Stock Exchange Listing Approval and Delisting Matters

The Sandstorm Shares currently trade on the TSX under the symbol “SSL” and on the NYSE under the symbol “SAND”. It is a mutual condition to the completion of the Arrangement that the TSX shall have conditionally approved the listing of the Consideration Shares issuable pursuant to the Arrangement on the TSX, and that the NYSE, subject to official notice of issuance, shall have approved the listing of the Consideration Shares on the NYSE. The TSX has conditionally approved the listing of the Sandstorm Shares issuable under the Arrangement, subject to filing certain documents following the closing of the Arrangement. Sandstorm has applied to list the Consideration Shares and Sandstorm Shares underlying the Replacement Options and the Nomad Warrants (in accordance with their terms) on the NYSE and anticipates receiving all required authorizations prior to the closing of the Arrangement.

The Nomad Shares currently trade on the TSX and the NYSE under the symbol “NSR”, and on the FSE under the symbol “IRL”. The Listed Nomad Warrants currently trade on the TSX under the symbol “NSR.WT”. It is a condition to implementation of the Arrangement that Nomad will have obtained approval of the TSX in respect of the Arrangement. Nomad has applied to the TSX, has provided notice to the FSE and will apply to the NYSE to have the Nomad Shares delisted from the TSX, NYSE and FSE and has applied to the TSX to have the Listed Nomad Warrants delisted from the TSX as promptly as possible following the Effective Date.

See “Regulatory Matters and Approvals – Stock Exchange Listing Approval and Delisting Matters”.

Canadian Securities Law Matters

Sandstorm is a reporting issuer in all of the provinces and territories of Canada. Following the Effective Date, Sandstorm will continue to be a reporting issuer in all of the provinces and territories of Canada.

Nomad is a reporting issuer in all of the provinces of Canada. Subject to applicable Laws, Sandstorm will apply to the applicable Canadian Securities Authorities to have Nomad cease to be a reporting issuer promptly following the Effective Time, following the implementation of which, Nomad will cease to have public reporting obligations under Canadian securities laws.

See “Regulatory Matters and Approvals – Canadian Securities Law Matters”.

U.S. Securities Law Matters

The Consideration Shares issuable to Nomad Shareholders in exchange for their Nomad Shares and the Replacement Options issuable to holders of Nomad Options in exchange for their Nomad Options as part of the Arrangement have not been and will not be registered under the U.S. Securities Act, and such Consideration Shares and Replacement Options will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and similar exemptions from registration under applicable U.S. state securities laws.

See “Regulatory Matters and Approvals – U.S. Securities Law Matters”.

Risk Factors

In assessing the Arrangement, readers should carefully consider the risks described below which relate to the Arrangement and the failure to complete the Arrangement. Sandstorm Shareholders should also carefully consider the risk factors relating to Sandstorm described under the heading “Risk Factors” in the Sandstorm AIF and the risk factors relating to Nomad described under the heading “Risk Factors” in the Nomad AIF, each of which is incorporated by reference into this Circular. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to Sandstorm, may also adversely affect Nomad or Sandstorm prior to the Arrangement or following completion of the Arrangement.

See “Risk Factors”.

Transaction Agreements

The Arrangement Agreement

On May 1, 2022, Sandstorm and Nomad entered into the Arrangement Agreement pursuant to which, among other things, Sandstorm agreed to acquire all of the issued and outstanding Nomad Shares.

See “Transaction Agreements – The Arrangement Agreement” and the Arrangement Agreement, which has been filed by Sandstorm on its SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

The Voting and Support Agreements

On May 1, 2022, (i) each of the Supporting Nomad Shareholders entered into a Nomad Support Agreement with Sandstorm; (ii) each of the Orion Entities entered into an Orion Support Agreement with Sandstorm; and (iii) each of the Supporting Sandstorm Shareholders entered into a Sandstorm Support Agreement with Nomad.

See “Transaction Agreements – The Voting and Support Agreements” and the D&O Support Agreements and Orion Support Agreements, which have been filed by Sandstorm on its SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

Information Concerning Sandstorm

Sandstorm is a gold streaming and royalty company which generates its revenue primarily from the sale of gold and other metals and from the receipt of royalty payments. Sandstorm is a growth-focused company that seeks to acquire royalties and gold and other metals purchase agreements from companies which have advanced stage development projects or operating mines. Sandstorm is focused on acquiring streams and royalties on mines with low production costs, significant exploration potential and strong management teams.

Concurrently with entering into the Arrangement Agreement, Sandstorm entered into the BaseCore Agreement in connection with the BaseCore Transaction and the Amended LOI in connection with the Spin-off Transaction. Neither the Arrangement nor the BaseCore Transaction is conditional on completion of the other, and neither the Arrangement nor the Spin-off Transaction is conditional on completion of the other. The Spin-off Transaction insofar as it relates to the Antamina NPI is conditional upon closing of the BaseCore Transaction, which is expected to be completed in the third quarter of 2022.

See “Appendix C – Information Concerning Sandstorm” and “Appendix G – BaseCore Financial Statements” attached to this Circular.

Information Concerning Nomad

Nomad is a gold and silver stream and royalty company that purchases rights to a certain percentage of the gold or silver produced from a mine, generally for the life of the mine. Nomad owns a portfolio of 21 royalty, stream and other assets, of which eight are on currently producing mines. Nomad plans to grow its low-cost production profile through the acquisition of additional producing and near-term producing gold and silver streams and royalties and intends to focus on a high degree of diversification both in terms of the number of assets and jurisdictions.

See “Appendix B – Information Concerning Nomad” attached to this Circular.

Information Concerning Sandstorm Following Completion of the Arrangement

On completion of the Arrangement, Sandstorm will directly own all of the outstanding Nomad Shares and Nomad will be a wholly-owned subsidiary of Sandstorm. Following completion of the Arrangement, existing Sandstorm Shareholders and Nomad Shareholders are expected to own approximately 73% and 27% of Sandstorm, respectively, in each case based on the number of securities of Sandstorm and Nomad issued and outstanding on July 8, 2022, taking into account the number of Nomad Shares issuable under the Nomad DRIP as of such date and assuming completion of the BaseCore Transaction.

Upon completion of the Arrangement and assuming completion of the BaseCore Transaction and the Spin-off Transaction, Sandstorm’s material mineral properties for the purposes of NI 43-101 will be its remaining stream or royalty interests in the Hod Maden Project and the Antamina mine.

See “Appendix D – Information Concerning Sandstorm Following Completion of the Arrangement” and “Appendix F – Unaudited Pro Forma Financial Statements” attached to this Circular.

Pro Forma Financial Statements

The unaudited pro forma consolidated financial statements included in this Circular give effect to the BaseCore Transaction, the Arrangement, the Spin-off Transaction and certain related adjustments described in the notes accompanying such financial statements. The unaudited pro forma consolidated statement of financial position as at March 31, 2022 gives effect to the BaseCore Transaction, the Arrangement and the Spin-off Transaction as if all such transactions had closed on March 31, 2022. The unaudited pro forma consolidated statements of income (loss) for the year ended December 31, 2021 and for the three months ended March 31, 2022 give effect to the BaseCore Transaction, the Arrangement and the Spin-off Transaction as if all such transactions had closed on January 1, 2021. The unaudited pro forma consolidated financial statements are based on the respective historical audited consolidated financial statements of Sandstorm and Nomad and the audited carve-out financial statements of the BaseCore Royalty Package each as at and for the year ended December 31, 2021, and the unaudited condensed consolidated interim financial statements of Sandstorm and Nomad and the unaudited carve-out interim financial statements of the BaseCore Royalty Package as at and for the three months ended March 31, 2022. The unaudited pro forma consolidated financial statements should be read together with: (i) the Sandstorm Annual Financial Statements incorporated by reference into this Circular, (ii) the Nomad Annual Financial Statements incorporated by reference into this Circular, (iii) the Sandstorm Interim Financial Statements, (iv) the Nomad Interim Financial Statements, (v) the BaseCore Financial Statements in “Appendix G – BaseCore Financial Statements” attached to this Circular, and (vi) other information contained in or incorporated by reference into this Circular.

See “General Information – Pro Forma Financial Statements” and “Appendix F – Unaudited Pro Forma Financial Statements”.

General Information Concerning

the Sandstorm Meeting

Time, Date and Place

The Sandstorm Meeting will be held at Sandstorm’s head office at Suite 1400, 400 Burrard Street, Vancouver, British Columbia V6C 3A6 at 9:00 a.m. (Vancouver Time) on August 9, 2022.

Record Date

The Record Date for determining the Sandstorm Shareholders entitled to receive notice of and to vote at the Sandstorm Meeting is July 5, 2022. Only Sandstorm Shareholders of record as of the close of business (Vancouver time) on the Record Date are entitled to receive notice of and to vote at the Sandstorm Meeting. The failure of any Sandstorm Shareholder who was a Sandstorm Shareholder on the Record Date to receive notice of the Sandstorm Meeting does not deprive the Sandstorm Shareholder of the right to vote at the Sandstorm Meeting.

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of Sandstorm for use at the Sandstorm Meeting, to be held on August 9, 2022, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of Sandstorm at nominal cost paid by Sandstorm. Sandstorm has engaged Kingsdale Advisors as strategic shareholder advisor and proxy solicitation agent and will pay fees of approximately $50,000 to Kingsdale Advisors for the proxy solicitation services in addition to certain out-of-pocket expenses. Sandstorm may also reimburse brokers, investment dealers or other Intermediaries holding Sandstorm Shares in their name or in the name of nominees for their costs incurred in sending proxy materials to their principals in order to obtain their proxies.

The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable VIF in lieu of the form of proxy. Sandstorm may use Broadridge’s QuickVote™ service to assist Beneficial Sandstorm Shareholders with voting their Sandstorm Shares. Certain Beneficial Sandstorm Shareholders who have not objected to Sandstorm knowing who they are may be contacted by Kingsdale Advisors to conveniently obtain a vote directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting of Sandstorm Shares to be represented at the Sandstorm Meeting.

How the Vote for the Sandstorm Shareholder Resolution is Approved

At the Sandstorm Meeting, Sandstorm Shareholders will be asked, among other things, to consider and to vote to approve the Sandstorm Shareholder Resolution. In order to become effective, the Sandstorm Shareholder Resolution must be approved by an affirmative vote of at least a simple majority of the votes cast by Sandstorm Shareholders present in person or represented by proxy and entitled to vote at the Sandstorm Meeting.

Vote Counting

Votes by proxy are counted by Sandstorm’s transfer agent, Computershare.

New York Stock Exchange Rules

If your broker is subject to the NYSE rules, the broker has discretionary authority to vote Sandstorm Shares without instructions from Beneficial Sandstorm Shareholders only on matters considered “routine” by the NYSE. The Sandstorm Shareholder Resolution is not a routine matter. If you do not provide your voting instructions to the broker, the broker cannot vote your Sandstorm Shares with respect to the Sandstorm Shareholder Resolution and any other “non-routine matters” and such Sandstorm Shares will not be included in the votes “cast” for any such “non-routine” matter. Even without voting instructions to your broker, your Sandstorm Shares will be counted for quorum purposes.

Who Can Vote?

If you are a Registered Sandstorm Shareholder as of July 5, 2022, you are entitled to attend the Sandstorm Meeting and cast a vote for each Sandstorm Share registered in your name on the Sandstorm Shareholder Resolution. If the Sandstorm Shares are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf, but documentation indicating such officer’s authority should be presented at the Sandstorm Meeting. If you are a Registered Sandstorm Shareholder but do not wish to, or cannot, attend the Sandstorm Meeting in person you can appoint someone who will attend the Sandstorm Meeting and act as your proxyholder to vote in accordance with your instructions. If your Sandstorm Shares are registered in the name of a broker, bank, trust company, investment dealer or other financial institution (each, an “Intermediary”) you should refer to the section entitled “Beneficial Sandstorm Shareholders” set out below.

It is important that your Sandstorm Shares be represented at the Sandstorm Meeting regardless of the number of Sandstorm Shares you hold. If you will not be attending the Sandstorm Meeting in person, we encourage you to complete, date, sign and return your form of proxy as soon as possible so that your Sandstorm Shares will be represented.

The Notice of Meeting and this Circular are being sent to both registered and non-registered owners of Sandstorm Shares. If you are a Registered Sandstorm Shareholder we have sent these materials to you directly. If you are a Beneficial Sandstorm Shareholder, we have provided these documents to your Intermediary to forward to you. Please follow the voting instructions that you receive from your Intermediary. Your Intermediary is responsible for properly executing your voting instructions.

Voting by Registered Sandstorm Shareholders

As a Registered Sandstorm Shareholder you can vote your Sandstorm Shares in the following ways:

Internet	Go to www.investorvote.com. Enter the 15-digit control number printed on the form of proxy and follow the instructions on screen.

Fax	Enter voting instructions, sign and date the form of proxy and send your completed form of proxy to: Computershare Investor Services Inc., Attention: Proxy Department, 1.416.263.9524 or 1.866.249.7775.

Mail

Enter voting instructions, sign and date the form of proxy and return your completed form of proxy in the enclosed postage paid envelope to:

Computershare Investor Services Inc.

8th Floor, 100 University Avenue
Toronto, ON M5J 2Y1

Attention: Proxy Department

Hand Delivery

Enter voting instructions, sign the form of proxy and deliver your completed form of proxy to:

Computershare Investor Services Inc.

Attention: Proxy Department

8th Floor, 100 University Avenue
Toronto, ON M5J 2Y1

In Person	If you are a Registered Sandstorm Shareholder, you can attend the Sandstorm Meeting and register with Computershare upon your arrival. Do not fill out and return your form of proxy if you intend to vote in person at the Sandstorm Meeting.

Questions?	Contact Kingsdale Advisors by telephone at 1.800.775.1986 (toll-free within North America), +1.416.867.2272 (for collect calls outside of North America) or by email at contactus@kingsdaleadvisors.com.

Appointment of Proxies

If you do not come to the Sandstorm Meeting, you can still make your votes count by appointing someone who will be there to act as your proxyholder at the Sandstorm Meeting. You can appoint the persons named in the enclosed form of proxy, who are each a director or an officer of Sandstorm. Alternatively, you can appoint any other person to attend the Sandstorm Meeting as your proxyholder. Regardless of who you appoint as your proxyholder, you can either instruct that appointee how you want to vote or you can let your appointee decide for you. You can do this by completing a form of proxy. A proxy will not be valid for use at the Sandstorm Meeting unless the completed form of proxy is received by our transfer agent, Computershare, by courier or by hand delivery at its offices at 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, by fax number 1.416.263.9524 or online at www.investorvote.com, not later than 9:00 a.m. (Vancouver time) on August 5, 2022, (or if the Sandstorm Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the reconvened Sandstorm Meeting). Late proxies may be accepted or rejected by the Chair of the Sandstorm Meeting in his or her discretion. The Chair is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the Chair of the Sandstorm Meeting at his or her discretion, without notice.

What is a Form of Proxy?

A form of proxy is a document that authorizes someone to attend the Sandstorm Meeting and cast your votes for you. We have enclosed a form of proxy with this Circular. You should use it to appoint a proxyholder, although you can also use any other legal form of proxy.

Appointing a Proxyholder

The persons named in the enclosed form of proxy are each a director or an officer of Sandstorm. A Sandstorm Shareholder who wishes to appoint some other person to represent such Sandstorm Shareholder at the Sandstorm Meeting may do so by crossing out the name on the form of proxy and inserting the name of the person proposed in the blank space provided in the enclosed form of proxy. Such other person need not be a Sandstorm Shareholder. To vote your Sandstorm Shares, your proxyholder must attend the Sandstorm Meeting. If you do not fill a name in the blank space in the enclosed form of proxy, the persons named in the form of proxy are appointed to act as your proxyholder. Those persons are directors or officers of Sandstorm.

Instructing your Proxy and Exercise of Discretion by your Proxy

You may indicate on your form of proxy how you wish your proxyholder to vote your Sandstorm Shares. To do this, simply mark the appropriate boxes on the form of proxy. If you do this, your proxyholder must vote your Sandstorm Shares in accordance with the instructions you have given.

If you do not give any instructions as to how to vote on a particular issue to be decided at the Sandstorm Meeting, your proxyholder can vote your Sandstorm Shares as he or she thinks fit. If you have appointed the persons designated in the form of proxy as your proxyholder they will, unless you give contrary instructions, vote FOR the Sandstorm Shareholder Resolution.

Further details about these matters are set out in this Circular. The enclosed form of proxy gives the persons named on it the authority to use their discretion in voting on amendments or variations to matters identified on the Notice of Meeting. At the time of printing this Circular, the management of Sandstorm is not aware of any other matter to be presented for action at the Sandstorm Meeting. If, however, other matters do properly come before the Sandstorm Meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their best judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

Revoking your Proxy

If you want to revoke your proxy after you have delivered it, you can do so at any time by providing a new proxy dated as at a later date, provided that the new proxy is received by Computershare before 9:00 a.m. (Vancouver time) on August 5, 2022 (or if the Sandstorm Meeting is adjourned or postponed, at least 48 hours (excluding Saturday, Sundays and holidays) prior to the date of the reconvened Sandstorm Meeting). A Registered Sandstorm Shareholder may also revoke any prior proxy without providing new voting instructions by clearly indicating in writing that such Sandstorm Shareholder wants to revoke his, her or its proxy and delivering such written document to (i) the registered office of Sandstorm at Suite 1400, 400 Burrard Street, Vancouver, British Columbia V6C 3A6, Attention: Corporate Secretary at any time up to and including the last Business Day preceding the day of the Sandstorm Meeting (or if the Sandstorm Meeting is adjourned or postponed, any reconvened Sandstorm Meeting), or (ii) the Chair of the Sandstorm Meeting at the Sandstorm Meeting (or if the Sandstorm Meeting is adjourned or postponed, any reconvened Sandstorm Meeting) prior to the vote in respect of the Sandstorm Shareholder Resolution, or in any manner way permitted by Law.

If you hold your Sandstorm Shares through an Intermediary, the methods to revoke your voting instructions may be different and you should carefully follow the instructions provided to you by your Intermediary.

Beneficial Sandstorm Shareholders

If your Sandstorm Shares are not registered in your own name, they will be held in the name of an Intermediary, usually a bank, trust company, securities dealer or other financial institution and, as such, your Intermediary will be the entity legally entitled to vote your Sandstorm Shares and must seek your instructions as to how to vote your Sandstorm Shares.

Accordingly, you will have received this Circular from your Intermediary, together with a form of proxy or a VIF, as you are a Canadian non-objecting beneficial owner of Sandstorm Shares, Canadian objecting beneficial owner or a U.S. non-objecting beneficial owner or U.S. objecting beneficial owner. Sandstorm intends to pay for the costs of Intermediaries to deliver the Sandstorm Meeting materials to objecting beneficial owners of Sandstorm Shares. It is most important that you comply strictly with the instructions that have been given to you by your nominee on the VIF.

Voting by Beneficial Sandstorm Shareholders

As a Beneficial Sandstorm Shareholder, you can vote your Sandstorm Shares in the following ways:

Internet	Go to www.proxyvote.com. Enter the 16-digit control number printed on the VIF and follow the instructions on screen.

Phone

For Beneficial Sandstorm Shareholders, call the number listed on your VIF.

You will need to enter your 16- digit control number. Follow the interactive voice recording instructions to submit your vote.

Fax	For Canadian Beneficial Sandstorm Shareholders, fax the number listed on your VIF.

Mail	Enter your voting instructions, sign and date the VIF, and return the completed VIF in the enclosed postage paid envelope.

Questions?	Contact Kingsdale Advisors by telephone at 1.800.775.1986 (toll-free within North America), +1.416.867.2272 (for collect calls outside of North America) or by email at contactus@kingsdaleadvisors.com.

Quorum

Quorum for the Sandstorm Meeting consists of two persons present in person, each being a Sandstorm Shareholder entitled to vote at the Sandstorm Meeting, or a duly appointed proxy or proxyholder for an absent Sandstorm Shareholder so entitled, holding or representing in the aggregate not less than 25% of the issued Sandstorm Shares enjoying voting rights at the Sandstorm Meeting.

Voting Securities and Principal Sandstorm Shareholders

The Company is authorized to issue an unlimited number of Sandstorm Shares, of which 192,236,215 Shares are issued and outstanding as of July 8, 2022. Persons who are Registered Sandstorm Shareholders at the close of business on July 5, 2022, will be entitled to receive notice of and vote at the Sandstorm Meeting and will be entitled to one vote for each Sandstorm Share held. The Company has only one class of shares.

There are no special rights or restrictions attached to the Sandstorm Shares. The Sandstorm Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends out of monies of Sandstorm properly applicable to the payment of dividends if and when declared by the Sandstorm Board and to participate rateably in the remaining assets of Sandstorm in any distribution on a dissolution or winding-up.

Any Sandstorm Shareholder of record at the close of business on the Record Date who either personally attends the Sandstorm Meeting or who has completed and delivered a proxy in the manner specified, subject to the provisions described above, will be entitled to vote or to have such Sandstorm Shareholder’s shares voted at the Sandstorm Meeting.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company.

Business of the Sandstorm

Meeting

Sandstorm Shareholder Resolution

As set out in the Notice of Meeting, at the Sandstorm Meeting, Sandstorm Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Sandstorm Shareholder Resolution. The Arrangement, the Plan of Arrangement and the terms of the Arrangement Agreement are summarized in this Circular. See “The Arrangement” and “Transaction Agreements – The Arrangement Agreement”. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which has been filed by Sandstorm under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Sandstorm Share Issuance Pursuant to the Plan of Arrangement

If completed, the Arrangement will result in Sandstorm acquiring all of the issued and outstanding Nomad Shares on the Effective Date. Pursuant to the Plan of Arrangement, at the Effective Time, Nomad Shareholders (excluding Dissenting Nomad Shareholders and Sandstorm and its affiliates) will receive 1.21 Sandstorm Shares for each Nomad Share held at the Effective Time. In addition, pursuant to the Plan of Arrangement, holders of Nomad Options immediately prior to the Effective Time will receive Replacement Options which entitle the holders thereof to receive appropriately adjusted Sandstorm Shares on exercise thereof. Following completion of the Arrangement, holders of Nomad Warrants immediately prior to the Effective Time will be entitled to receive, upon the exercise of such Nomad Warrants in accordance with their terms, appropriately adjusted Sandstorm Shares.

There were 61,469,857 Nomad Shares issued and outstanding as of July 8, 2022; and up to 6,810,647 Nomad Shares may be issued and outstanding immediately prior to the Effective Time (as a result of the issuance of Nomad Shares under the Nomad DRIP and exercise of outstanding Nomad Options and Nomad Warrants as of July 8, 2022). If the maximum number of Nomad Shares are issued and outstanding at the Effective Time, Sandstorm expects to issue up to approximately 82,619,407 Sandstorm Shares to Nomad Shareholders in connection with the Arrangement, representing approximately 40% of the issued and outstanding Sandstorm Shares, assuming 205,731,491 Sandstorm Shares are issued and outstanding as of the Effective Date (which figure includes 13,495,276 Sandstorm Shares to be issued in connection with the completion of the BaseCore Transaction). If no outstanding Nomad Options and Nomad Warrants have been exercised prior to the Effective Time, Sandstorm expects to issue up to approximately 77,591,206 Sandstorm Shares to Nomad Shareholders on closing of the Arrangement (including in respect of Nomad Shares issuable under the Nomad DRIP), representing approximately 38% of the issued and outstanding Sandstorm Shares (assuming 205,731,491 Sandstorm Shares are issued and outstanding as of the Effective Date (which figure includes 13,495,276 Sandstorm Shares issued in connection with the completion of the BaseCore Transaction)), with up to 5,028,201 Sandstorm Shares reserved for issuance upon exercise of the Replacement Options and the Nomad Warrants (in accordance with their terms).

The aggregate 82,619,407 Sandstorm Shares issuable is calculated as follows:

Purpose	Number of Sandstorm Shares(5)

Nomad Shareholders(1)	74,378,526

Nomad DRIP(2)	3,212,680

Replacement Options(3)	2,018,150

Nomad Warrants(4)	3,010,051

Total:	82,619,407

Notes:

(1)	Assumes (i) there are no Dissenting Nomad Shareholders; and (ii) there are 61,469,857 Nomad Shares issued and outstanding as of the Effective Date.
(2)	Figure calculated based on 2,655,108 Nomad Shares issuable pursuant to the Nomad DRIP. These Sandstorm Shares may be issued as a result of the Nomad DRIP or for administrative or clerical errors.
(3)	Assumes 1,667,893 Nomad Options are outstanding as of the Effective Date.
(4)	Assumes 2,487,646 Nomad Warrants are outstanding as of the Effective Date.
(5)	Reflects the Nomad Shares issuable under notes (1), (2), (3) and (4) multiplied by the Exchange Ratio.

Pursuant to Section 611(c) of the TSX Company Manual, the TSX requires shareholder approval in circumstances where an issuance of securities will result in the issuance of 25% or more of an issuer’s outstanding securities on a non-diluted basis in connection with an acquisition. In order to be effective, the Sandstorm Shareholder Resolution must be approved, with or without variation, by the affirmative vote of at least a simple majority of the votes cast by Sandstorm Shareholders present in person or represented by proxy and entitled to vote at the Sandstorm Meeting. The full text of the Sandstorm Shareholder Resolution is included as “Appendix A – Sandstorm Shareholder Resolution” attached to this Circular.

Should the Sandstorm Shareholders fail to approve the Sandstorm Shareholder Resolution by the requisite majority, the Arrangement will not be completed. Notwithstanding the foregoing, the Sandstorm Shareholder Resolution authorizes the Sandstorm Board, without further notice to or approval of the Sandstorm Shareholders, to revoke the Sandstorm Shareholder Resolution at any time prior to the Effective Time if they decide not to proceed with the Arrangement.

The TSX will generally not require further approval of the Sandstorm Shareholders for the issuance of up to an additional 20,654,851 Sandstorm Shares, such number being 25% of the number of Sandstorm Shares approved by Sandstorm Shareholders for the Arrangement, provided that the securities are issued or made issuable to Nomad securityholders pursuant to an increase in the consideration under the Arrangement.

If the Sandstorm Shareholder Resolution is approved at the Sandstorm Meeting, the Arrangement Resolution is approved at the Nomad Meeting, the Final Order approving the Arrangement is issued by the Court and the applicable conditions to the completion of the Arrangement are satisfied or waived, the Arrangement will take effect commencing and effective as at the Effective Time (which will be at 12:01 a.m. (Eastern time)) on the Effective Date (which is expected to occur in August 2022).

The Sandstorm Board has approved the terms of the Arrangement Agreement and the Plan of Arrangement, has unanimously determined that the Arrangement is in the best interests of Sandstorm and unanimously recommends that Sandstorm Shareholders vote FOR the Sandstorm Shareholder Resolution. See “The Arrangement – Recommendation of the Sandstorm Board”.

The people named in the enclosed proxy will vote FOR the Sandstorm Shareholder Resolution unless instructed to vote against the Sandstorm Shareholder Resolution.

Other Business

As of the date of this Circular, management of Sandstorm is not aware of any other items of business to be considered at the Sandstorm Meeting. If other matters are properly brought up at the Sandstorm Meeting, Sandstorm Shareholders can vote as they see fit and the enclosed proxy will be voted on such matters in accordance with the best judgment of the persons named in such proxies.

The Arrangement

Details of the Arrangement

On May 1, 2022, Sandstorm and Nomad entered into the Arrangement Agreement pursuant to which, among other things, Sandstorm agreed to acquire all of the issued and outstanding Nomad Shares. The Arrangement will be effected pursuant to a court-approved arrangement under the CBCA. Subject to receipt of the Sandstorm Shareholder Approval, the Nomad Shareholder Approval, the Final Order (after a hearing considering the substantive and procedural fairness of the Arrangement to the Nomad Shareholders) and the satisfaction or waiver of certain other conditions, Sandstorm will acquire all of the issued and outstanding Nomad Shares on the Effective Date. The Parties intend to rely upon the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof with respect to the issuance of the Consideration Shares and the Replacement Options pursuant to the Arrangement, and such Final Order shall state that it will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the U.S. Securities Act, from the registration requirements otherwise imposed by such act, regarding the distribution of securities of Sandstorm pursuant to the Plan of Arrangement.

If completed, the Arrangement will result in Sandstorm acquiring all of the issued and outstanding Nomad Shares on the Effective Date, and Nomad will become a wholly-owned subsidiary of Sandstorm and Sandstorm will continue the operations of Sandstorm and Nomad on a combined basis. Pursuant to the Plan of Arrangement, at the Effective Time, Nomad Shareholders will receive 1.21 Sandstorm Shares for each Nomad Share held at the Effective Time.

On the Effective Date, existing Nomad Shareholders would own approximately 27% of the outstanding Sandstorm Shares on a non-diluted basis and existing Sandstorm Shareholders would own approximately 73% of the outstanding Sandstorm Shares on a non-diluted basis, in each case based on the number of Sandstorm Shares and Nomad Shares issued and outstanding as of July 8, 2022, taking into account the number of Nomad Shares issuable under the Nomad DRIP as of such date and assuming completion of the BaseCore Transaction. For further information regarding Sandstorm following completion of the Arrangement, see “Appendix D – Information Concerning Sandstorm following Completion of the Arrangement” attached to this Circular.

Background to the Arrangement

Sandstorm’s management and the Sandstorm Board regularly reviews its overall corporate strategy and long-term strategic plan with the goal of maximizing shareholder value, including for the purpose of identifying and investigating strategic opportunities, prospective assets and accretive transactions that could complement and expand its existing portfolio. Management also occasionally engages external financial advisors to assist with the review and analysis of its precious metals-focused acquisition strategy. In connection with its ongoing strategic review, between the end of 2021 and early 2022, Sandstorm entered into confidentiality agreements and performed varying levels of due diligence on numerous royalty and streaming companies and assets, including Nomad and BaseCore. Following careful evaluation, the Sandstorm Board determined to pursue the Arrangement as the next step in the strategic growth plan for Sandstorm, adding a portfolio of 21 high-quality, low-cost royalty and stream assets. The Arrangement Agreement was the result of arm’s length negotiations among representatives of Sandstorm and Nomad and their respective legal and financial advisors, as more fully described herein and the following is a summary of the principal events leading up to the execution and public announcement of the Arrangement.

In January 2022, the Sandstorm Board received a presentation from Sandstorm’s management regarding Sandstorm’s strategic growth plan, including a potential acquisition of Nomad, which presentation emphasized Nomad’s attractive relative valuation and high-quality growth assets based on a review of publicly available information completed to date.

On February 27, 2022, Nolan Watson met with Vincent Metcalfe, Joseph de la Plante and Elif Lévesque to continue discussions around a potential transaction. While no formal offer was presented, Sandstorm discussed potential consideration at an exchange ratio of approximately 1.2 Sandstorm Shares per Nomad Share. No agreement was reached but both sides remained open to further discussions. Sandstorm’s executive leadership team kept the Sandstorm Board apprised of the status of the discussions with Nomad as well as other opportunities being considered. During this time, Sandstorm continued to advance due diligence regarding Nomad based on public information.

On March 1, 2022, to enable ongoing discussions regarding a possible strategic transaction, Sandstorm and Nomad entered into the Confidentiality Agreement and commenced a period of reciprocal due diligence, initially focused on the assets and the financial aspects of each Party’s business.

On March 9, 2022, Nolan Watson of Sandstorm contacted Vincent Metcalfe of Nomad to reiterate Sandstorm’s interest in entering into a potential strategic transaction with Nomad and to discuss the potential timeline for such transaction.

On March 15, 2022, Nomad granted Sandstorm and its financial and legal advisors access to a virtual data room containing information regarding Nomad and the royalty and streaming assets of Nomad, and Sandstorm and its advisors commenced its due diligence evaluation of Nomad. On March 17, 2022, representatives of Nomad and Sandstorm met via conference call to discuss Sandstorm’s due diligence items, including a detailed review of Nomad’s royalty and stream assets.

Following initial review and assessment, on March 18, 2022, Sandstorm delivered a non-binding letter of intent to Nomad’s management team to acquire Nomad (the “Initial Proposal”) for a consideration per Nomad Share of 1.1 Sandstorm Shares and contingent value rights exchangeable into 0.1 of a Sandstorm Share based on future operating and production milestones at the Blyvoor Gold Mine. The Initial Proposal was submitted to Nomad following the request of Sandstorm to conduct a site visit at the Blyvoor Gold Mine. The deal structure involving contingent consideration was intended to bridge the valuation gap of the parties with respect to certain assets of Nomad and was intended to be linked to achievement of certain production and cost targets. The Initial Proposal was subject to a number of conditions, including but not limited to, the irrevocable voting support in favour of the transaction by the Orion Entities, and completion of due diligence to Sandstorm’s satisfaction. The Initial Proposal also included a request for Nomad to negotiate exclusively with Sandstorm for a period of 45 days from the date of Nomad’s acceptance of the Proposal. Following its review, Nomad determined that it was not prepared to grant exclusivity to Sandstorm as it was not ready to terminate its ongoing discussions or restrict future discussions with other potential counterparties, but that the Parties should continue discussions for a possible value enhancing transaction.

On March 23, 2022, Sandstorm delivered an initial legal due diligence request list to Nomad. Between March 2022 and April 2022, Sandstorm and its financial and legal advisors completed extensive due diligence with respect to Nomad, including but not limited to, financial, technical, operational, legal, human resources and accounting diligence on both corporate and operational levels. These due diligence investigations continued throughout the period leading up to the signing of the Arrangement Agreement. Between March 28 and 30, 2022, members of Sandstorm’s management and technical teams completed a site visit to the Blyvoor Gold Mine to assess certain operational and technical matters as well as the potential production output of the Blyvoor Gold Mine.

Effective March 31, 2022, BMO Capital Markets was engaged by Sandstorm for the purposes of advising with respect to the Arrangement, including providing a fairness opinion to the Sandstorm Board regarding the consideration payable, which engagement was subsequently ratified in a letter dated April 26, 2022.

After completing its site visit of the Blyvoor Gold Mine and a further detailed review of Nomad’s royalty and streaming assets, on April 4, 2022, Sandstorm delivered a revised non-binding letter of intent to Nomad’s management team to acquire Nomad (the “Second Proposal”) for a consideration per Nomad Share of 1.15 Sandstorm Shares and contingent value rights exchangeable into 0.1 of a Sandstorm Share. The Second Proposal also contained clarifications as to the vesting threshold details of the contingent value right, namely, that the contingent value right would vest if the Blyvoor Gold Mine met minimum production targets during the proposed operating period, at targeted all-in sustaining costs. While the Second Proposal was ultimately not accepted by Nomad and exclusivity was not granted to Sandstorm, members of senior management of Sandstorm and Nomad met again on April 14, 2022 to discuss the possibility of a proposed transaction and the Parties were aligned to move towards the negotiation of the consideration and preparation of definitive agreements.

On April 6, 2022, Cassels delivered its preliminary legal report with respect to the legal due diligence review of Nomad to the Sandstorm management team, and delivered a further updated report on April 16, 2022.

On April 8, 2022, management teams from Nomad and Sandstorm met for a reciprocal due diligence session to review and discuss Sandstorm’s existing business and expected growth strategies, including related structures and financial models, and a detailed walkthrough of Sandstorm’s portfolio of royalty and stream assets. On April 11, 2022, representatives of Nomad and Sandstorm, together with their respective counsel, met via conference call to discuss the transaction structure, disclosure requirements, and terms of the Second Proposal.

On April 14, 2022, the Sandstorm Board met to consider the Arrangement including the material terms of the proposed Arrangement and a discussion ensued regarding the financial evaluation, and the benefits and risks associated with the Arrangement. Following the Sandstorm Board meeting and continued due diligence reviews, Nolan Watson of Sandstorm met with Vincent Metcalfe and Joseph de la Plante of Nomad and representatives of the Orion Entities via teleconference to further discuss a potential transaction with a greater weighting to the Sandstorm Share portion of the consideration and a lesser weighting to the contingent value right.

On April 15, 2022 Sandstorm’s Board approved delivery of a revised non-binding proposal to Nomad’s management team to acquire Nomad (the “Third Proposal”), for a consideration per Nomad Share of 1.2 Sandstorm Shares and contingent value rights exchangeable into 0.05 of a Sandstorm Share that would vest if the Blyvoor Gold Mine met minimum production targets during the proposed operating period, at targeted all-in sustaining costs. On the same date, Sandstorm delivered an initial draft of the Arrangement Agreement to Nomad for its review and comment and a draft form of the Orion Support Agreement was delivered by Sandstorm to the Orion Entities. Also on April 15, 2022, Nomad delivered an initial due diligence request list to Sandstorm, and Sandstorm granted Nomad and its advisors access to a virtual data room on April 16, 2022 containing certain confidential information regarding Sandstorm.

Concurrently with this process, representatives of Sandstorm’s management team together with its financial and legal advisors continued to explore and evaluate complementary strategic options, including but not limited to the BaseCore Transaction.

On April 18, 2022, the draft Plan of Arrangement and the draft form of the Nomad Support Agreement was delivered by Cassels to Fasken.

On April 19, 2022, representatives of Cassels met with representatives of Fasken to discuss the initial draft Arrangement Agreement that had been delivered by Sandstorm to Nomad on April 15, 2022, including certain of the terms, provisions, covenants and representations relating to the potential transaction provided for in the draft agreement.

On April 23, 2022, Nomad delivered a revised draft of the Arrangement Agreement to Sandstorm for its review and comment. On the same day, representatives of Sandstorm’s management team, Cassels, NGE and BMO Capital Markets met to discuss the Arrangement Agreement and Sandstorm delivered a further revised draft of the Arrangement Agreement to Nomad on April 24, 2022.

On April 25, 2022, representatives of Cassels, Fasken and Torys LLP, as counsel to the Orion Entities, met to discuss the terms of the Plan of Arrangement and other transaction agreements.

On April 27, 2022, the representatives of Sandstorm’s and Nomad’s management teams, together with Cassels and Fasken, met to discuss the draft Arrangement Agreement and address certain outstanding legal issues provided for in the agreement relating to the proposed transaction, including, among other things, the material adverse tax effect that the contingent value right component of the consideration would have on Nomad Shareholders in the United States. Following extensive due diligence reviews and discussions, the Parties were able to align on value and move forward with a share-only exchange ratio, and accordingly, an indicative consideration was agreed at 1.21 Sandstorm Shares for each Nomad Share outstanding.

On April 28, 2022, the Sandstorm Board met with BMO Capital Markets to receive a summary of the material terms of the Arrangement, and a discussion ensued regarding the financial evaluation, and the benefits and risks associated with the Arrangement.

Also on April 28, 2022, representatives of Cormark Securities Inc., financial advisors to the Nomad Special Committee, met with Sandstorm’s senior executives to hold a final due diligence session, and on April 29, 2022, representatives of Fasken and National Bank Financial Inc., financial advisors to the Nomad Board and Nomad Special Committee, met with Sandstorm’s senior executives to hold a final due diligence session.

Between April 28, 2022 and May 1, 2022, the Sandstorm and Nomad transaction teams, together with their respective financial, technical and legal advisors, finalized their due diligence and the proposed terms of the Arrangement Agreement and advanced the ancillary documents with a view to completing the negotiations and, if desirable, seeking final approvals of the Sandstorm Board and Nomad Board. Over the course of this period, numerous further drafts of the Arrangement Agreement and ancillary documents were exchanged between the Parties.

On May 1, 2022, the Sandstorm Board received the written opinion of BMO Capital Markets, to the effect that, as of that date and based on and subject to various assumptions, limitations and qualifications described in its opinion, the Consideration to be paid by Sandstorm under the Arrangement is fair, from a financial point of view, to Sandstorm. Following a review of the transaction terms, the definitive documentation, the BMO Fairness Opinion, and other relevant matters, the Sandstorm Board unanimously approved the Arrangement Agreement, unanimously determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of Sandstorm, and unanimously resolved to recommend that Sandstorm Shareholders vote in favour of the Sandstorm Shareholder Resolution.

Throughout the remainder of May 1, 2022, Sandstorm and Nomad, assisted by their respective legal and financial advisors, finalized the terms of the Arrangement Agreement and other transaction documents. Sandstorm and Nomad executed the Arrangement Agreement on the evening of May 1, 2022 and announced the Arrangement prior to markets opening on May 2, 2022.

Recommendation of the Sandstorm Board

The Sandstorm Board, after consultation with representatives of Sandstorm’s management team, its financial and legal advisors and having taken into account the BMO Fairness Opinion, and such other matters as it considered necessary and relevant, including the factors and reasons set out below under the heading “The Arrangement – Reasons for the Recommendation of the Sandstorm Board”, unanimously determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of Sandstorm and authorized Sandstorm to enter into the Arrangement Agreement and all related agreements. Accordingly, the Sandstorm Board unanimously recommends that Sandstorm Shareholders vote FOR the Sandstorm Shareholder Resolution.

Reasons for the Recommendation of the Sandstorm Board

In reaching its conclusions and formulating its recommendation, the Sandstorm Board consulted with representatives of Sandstorm’s management team and its legal and financial advisors. The Sandstorm Board also reviewed a significant amount of technical, financial and operational information relating to Nomad and Sandstorm and considered a number of factors and reasons, including those listed below. The following is a summary of the principal reasons for the unanimous determination of the Sandstorm Board that the Arrangement is in the best interests of Sandstorm and the unanimous recommendation of the Sandstorm Board that Sandstorm Shareholders vote FOR the Sandstorm Shareholder Resolution.

•

Adds high-quality and low-cost assets with precious metals focus. The addition of several high-quality and low-cost assets from Nomad’s portfolio fortifies Sandstorm’s focus on gold, silver, and copper exposure. By 2025, Sandstorm’s revenue is expected to be nearly 90% precious metals.

•

Solidifies Sandstorm’s position as the “go-to” royalty and streaming company. Sandstorm expects its production to grow more than 85% between 2022 and 2025, positioning the Company as the “go-to” royalty and streaming company amongst peers. The Arrangement is expected to provide Sandstorm with substantially enhanced scale and size, with pro forma 2022 production guidance expected to increase by approximately 22% from 65,000–70,000 gold equivalent ounces (“GEO”) to 80,000–85,000 GEO[5], and long-term production guidance expected to increase by 55% from 100,000 GEO to 155,000 GEO[6] in 2025. The Arrangement will add several development stage assets contributing to this growth including Greenstone, Platreef, and Cortez (Robertson deposit).

•

Enables value-creation through industry leading portfolio diversification. On completion of the Arrangement, Sandstorm’s resulting portfolio will total 260 streams and royalties, of which 39 of the underlying assets will be cash-flowing with no asset contributing more than 15% to the Company’s broker consensus net asset value.

•

Bolsters financial strength and capital markets profile. The combined cash balance as at March 31, 2022 of US$53.1 million, with increased public float, liquidity, and access to capital, is expected to provide Sandstorm with greater capacity to pursue further growth and return capital to Sandstorm Shareholders.

•	Accretive transaction. The Arrangement is expected to deliver immediate cash flow per share and net asset value per share accretion to Sandstorm.

•

Voting support agreements. The Orion Entities, which hold or exercise control or direction over approximately 64.5% of the outstanding Nomad Shares as of May 1, 2022, have entered into the Orion Support Agreements with Sandstorm pursuant to which they have irrevocably agreed, among other things, to vote in favour of the Arrangement Resolution. In addition, all of the directors and certain representatives of the executive leadership teams of each of Sandstorm and Nomad have entered into the Sandstorm Support Agreements and the Nomad Support Agreements, respectively, pursuant to which they have agreed, among other things, to vote in favour of, in the case of Sandstorm, the Sandstorm Shareholder Resolution, and in the case of Nomad, the Arrangement Resolution.

[5]	Commodity Price Assumptions: $1,800/oz Au, $22/oz Ag, $4.00/lb Cu.
[6]	Commodity Price Assumptions: $1,800/oz Au, $22/oz Ag, $4.00/lb Cu.

•

Business climate and review of alternatives. After reviewing the current and prospective business climate in the royalty and streaming industry, including the potential for further consolidation or acquisitions, and the benefits and risks of other strategic opportunities reasonably available to Sandstorm, the Sandstorm Board believes that the Arrangement represents Sandstorm’s best prospects for maximizing shareholder value in the medium to long term.

•

Fairness opinion. The Sandstorm Board received an opinion from BMO Capital Markets dated May 1, 2022, as to the fairness to Sandstorm, from a financial point of view, of the Consideration to be paid by Sandstorm under the Arrangement, based upon and subject to the assumptions, limitations and qualifications set forth therein. See “The Arrangement – BMO Fairness Opinion”. A complete copy of the BMO Fairness Opinion is included as “Appendix E – BMO Fairness Opinion” attached to this Circular.

In making its determinations and recommendations, the Sandstorm Board also observed that a number of procedural safeguards were in place and present to permit the Sandstorm Board to protect the interests of Sandstorm, Sandstorm Shareholders and other Sandstorm stakeholders. These procedural safeguards include, among others:

•

Arm’s length transaction. The Arrangement Agreement is the result of comprehensive arm’s length negotiations. The Sandstorm Board took an active role in negotiating the materials terms of the Arrangement Agreement and the Arrangement Agreement includes terms and conditions that are reasonable in the judgment of the Sandstorm Board.

•

Conduct of Sandstorm’s business. The Sandstorm Board believes that the restrictions imposed on Sandstorm’s business and operations during the pendency of the Arrangement are reasonable and not unduly burdensome.

•

Ability to Change its Recommendation. Notwithstanding the limitation contained in the Arrangement Agreement on Sandstorm’s ability to solicit interest from third parties with respect to a Sandstorm Acquisition Proposal, the Arrangement Agreement allows the Sandstorm Board to make a Sandstorm Change of Recommendation if the Sandstorm Board, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that a Sandstorm Acquisition Proposal is a Sandstorm Superior Proposal and that it could reasonably be expected to result in a violation of its fiduciary duties under applicable Law to continue to recommend that Sandstorm Shareholders vote in favour of the Sandstorm Shareholder Resolution.

•

Reasonable Break Fee. The amount of the Sandstorm Termination Fee, being US$23.6 million, payable to Nomad under certain circumstances, is within the range of termination fees that are considered reasonable for a transaction of the nature and size of the Arrangement and should not preclude a third party from making a Sandstorm Superior Proposal.

•

Shareholder Approval. The Sandstorm Shareholder Resolution must be approved by the affirmative vote of at least a majority of the votes cast by Sandstorm Shareholders present in person or represented by proxy and entitled to vote at the Sandstorm Meeting.

The Sandstorm Board also considered a variety of risks and other potentially negative factors relating to the Arrangement including those matters described under the heading “Risk Factors”. The Sandstorm Board believes that, overall, the anticipated benefits of the Arrangement to Sandstorm outweigh these risks and negative factors.

The foregoing summary of the information and factors considered by the Sandstorm Board in reaching its determination and recommendation is not intended to be exhaustive, but includes the material information and factors considered by the Sandstorm Board in its consideration of the Arrangement. In view of the wide variety of factors and the amount of information considered in connection with the Sandstorm Board’s evaluation of the Arrangement and the complexity of these matters, the Sandstorm Board did not find it practicable to, and did not quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusion and recommendation. The recommendation of the Sandstorm Board was made after consideration of all of the above-noted and other factors and in light of the Sandstorm Board’s knowledge of the business, financial condition and prospects of Sandstorm and Nomad and were based upon the advice of Sandstorm’s financial advisors and legal counsel. In addition, individual members of the Sandstorm Board may have assigned different weights to different factors.

BMO Fairness Opinion

Sandstorm retained BMO Capital Markets to act as its financial advisor in connection with the Arrangement. As part of this mandate, BMO Capital Markets was requested to provide the Sandstorm Board with its opinion as to the fairness to Sandstorm, from a financial point of view, of the Consideration to be paid by Sandstorm under the Arrangement.

In connection with the Arrangement, BMO Capital Markets provided the Sandstorm Board with a written opinion on May 1, 2022 that on the basis of the particular assumptions, limitations and qualifications set forth therein, BMO Capital Markets is of the opinion that, as of May 1, 2022, the Consideration to be paid by Sandstorm under the Arrangement is fair, from a financial point of view, to Sandstorm.

The full text of the BMO Fairness Opinion, which sets forth, among other things, the assumptions made, matters considered, procedures followed and limitations and qualifications in connection with the BMO Fairness Opinion, is included as “Appendix E – BMO Fairness Opinion” attached to this Circular. This summary of the BMO Fairness Opinion is qualified in its entirety by the full text of the opinion and Sandstorm Shareholders are urged to read the BMO Fairness Opinion in its entirety.

The BMO Fairness Opinion was prepared at the request of and for the information and assistance of the Sandstorm Board in connection with its consideration of the Arrangement. The BMO Fairness Opinion does not constitute a recommendation as to whether or not Sandstorm Shareholders should vote in favour of the Sandstorm Shareholder Resolution or any other matter. The BMO Fairness Opinion is one of a number of factors taken into account by the Sandstorm Board in approving the terms of the Arrangement Agreement and the Plan of Arrangement, determining that the Arrangement is in the best interests of Sandstorm and unanimously recommending that Sandstorm Shareholders vote FOR the Sandstorm Shareholder Resolution.

BMO Capital Markets was engaged by Sandstorm to provide Sandstorm with financial advisory services in connection with the Arrangement, including advice and assistance to the Sandstorm Board in evaluating the Arrangement. Pursuant to the terms of the engagement letter with the BMO Capital Markets, dated effective March 31, 2022, Sandstorm has agreed to pay BMO Capital Markets a fee for rendering its opinion, and certain fees for its advisory services in connection with the Arrangement, a substantial portion of which is contingent upon the completion of the Arrangement. Sandstorm has also agreed to reimburse BMO Capital Markets for its reasonable out-of-pocket expenses and to indemnify BMO Capital Markets in certain circumstances. Neither BMO Capital Markets nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the applicable Canadian Securities Laws) of Sandstorm or Nomad or any of their respective associates or affiliates.

Description of the Plan of Arrangement

The following description of the Plan of Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Schedule A to the Arrangement Agreement, which has been filed by Sandstorm on its SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

If the Sandstorm Shareholder Resolution is approved at the Sandstorm Meeting, the Arrangement Resolution is approved at the Nomad Meeting, the Final Order approving the Arrangement is issued by the Court and the applicable conditions to completion of the Arrangement are satisfied or waived, the Arrangement will take effect commencing and effective as at the Effective Time (which will be at 12:01 a.m. (Eastern time)) on the Effective Date (which is expected to occur in August 2022). Commencing and effective as at the Effective Time, each of the events set out below will occur and will be deemed to occur sequentially in the following order, except where noted, without any further authorization, act or formality on the part of any person:

(a)

Each Nomad RSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall immediately vest to the fullest extent, and such Nomad RSU shall be deemed to be transferred and disposed of by the holder thereof to Nomad (free and clear of all Liens) and cancelled in exchange for a cash payment equal to the value of the Consideration payable for the Nomad Share that would have been issued pursuant to the vesting of such Nomad RSU immediately prior to the Effective Time less any amounts withheld pursuant to the Plan of Arrangement and each such holder’s name shall be removed from each applicable register and all agreements relating to the Nomad RSUs shall be terminated and shall be of no further force and effect.

(b)

Each Nomad PSU, whether vested or unvested, shall be deemed to be vested to the fullest extent, and such Nomad PSU shall be deemed to be transferred and disposed of by the holder thereof to Nomad (free and clear of all Liens) and cancelled in exchange for a cash payment equal to the value of the Consideration payable for the Nomad Share that would have been issued pursuant to the vesting of such Nomad PSU immediately prior to the Effective Time less any amounts withheld pursuant to the Plan of Arrangement and each such holder’s name shall be removed from each applicable register and all agreements relating to the Nomad PSUs shall be terminated and shall be of no further force and effect.

(c)

Each Nomad DSU shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to Nomad in exchange for a cash payment equal to the value of the Consideration payable for a Nomad Share, less any less any amounts withheld pursuant to the Plan of Arrangement, and each Nomad DSU shall immediately be cancelled.

(d)

Immediately prior to the exchange set forth in paragraph (e) below, each Dissent Share shall be and shall be deemed to have been transferred by the holder thereof, without any further act or formality on its part, to Nomad (free and clear of any liens, charges or encumbrances of any nature whatsoever) and cancelled and Nomad shall thereupon be obligated to pay the amount therefor determined and payable in accordance with the Plan of Arrangement, and:

(i)

such Dissenting Nomad Shareholder shall cease to be, and shall be deemed to cease to be, the holder of such Dissent Share and to have any rights as a Nomad Shareholder other than the right to be paid the fair value by Nomad for such Dissent Share as set out in the Plan of Arrangement out of reserves established by Nomad therefore; and

(ii)	such Dissenting Nomad Shareholder’s names shall be, and shall be deemed to be, removed from the register of Nomad Shareholders maintained by or on behalf of Nomad.

(e)

Each Nomad Share (excluding any Dissent Share) shall be and shall be deemed to be transferred and assigned by the holder thereof, without any further act or formality on its part, to Sandstorm (free and clear of any liens, charges or encumbrances of any nature whatsoever), in exchange for the Consideration, and:

(i)

each holder of such Nomad Shares shall cease to be, and shall be deemed to cease to be, the holder thereof and to have any rights as a Nomad Shareholder other than the right to be paid the Consideration per Nomad Share in accordance with this Plan of Arrangement;

(ii)	the name of each such holder shall be, and shall be deemed to be, removed from the register of Nomad Shareholders maintained by or on behalf of Nomad; and

(iii)

Sandstorm shall be deemed to be the transferee of such Nomad Shares (free and clear of any liens, charges or encumbrances of any nature whatsoever) and the register of Nomad Shareholders maintained by or on behalf of Nomad shall be, and shall be deemed to be, revised accordingly.

(f)

Each Nomad Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall immediately vest to the fullest extent and shall be exchanged for a fully vested Replacement Option to purchase from Sandstorm such number of Sandstorm Shares (rounded down to the nearest whole number) equal to: (A) the Exchange Ratio, multiplied by (B) the number of Nomad Shares subject to such Nomad Option immediately prior to the Effective Time, at an exercise price per Sandstorm Share (rounded up to the nearest whole cent) equal to (M) the exercise price per Nomad Share otherwise purchasable pursuant to such Nomad Option immediately prior to the Effective Time, divided by (N) the Exchange Ratio, exercisable until the earlier of (Y) the date that is 18 (eighteen) months following the Effective Date notwithstanding the termination of the holder of the Replacement Option on or after the Effective Time and (Z) the original expiry date of such Nomad Option. Except as set out above, all other terms and conditions of such Replacement Option, including the conditions to and manner of exercising, will be the same as the Nomad Option so exchanged, and shall be governed by the terms of the Nomad Option Plan or Nomad Legacy Option Plan, as applicable, and any document evidencing a Nomad Option shall thereafter evidence and be deemed to evidence such Replacement Option. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Replacement Option exceeds the Nomad Option In-The-Money Amount in respect of the Nomad Option, the exercise price per Sandstorm Share of such Replacement Option will be increased accordingly with effect at and from the Effective Time by the minimum amount necessary to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Nomad Option In-The-Money Amount in respect of the Nomad Option.

(g)

Sandstorm shall cause any other transaction, if any, determined by the Parties, acting reasonably, to be made in connection with the Arrangement in accordance with the Arrangement Agreement to be effectuated, including one or more amalgamations of Nomad (or any resulting person in any such amalgamation) with one or more wholly owned subsidiaries of Sandstorm.

(h)

Each Electing Affiliate and Sandstorm shall be deemed to be and shall be bound by a Registration Rights Agreement and each Registration Rights Agreement shall become effective in accordance with its terms without the need for any further act or formality.

In accordance with the terms of each of the Nomad Warrants, each holder of a Nomad Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Nomad Warrant, in lieu of Nomad Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Nomad Shares to which such holder would have been entitled if such holder had exercised such holder’s Nomad Warrants immediately prior to the Effective Time. Each Nomad Warrant shall continue to be governed by and be subject to the terms of the applicable Nomad Warrant certificate or indenture, as applicable, subject to any supplemental exercise documents issued by Sandstorm to holders of Nomad Warrants to facilitate the exercise of the Nomad Warrants and the payment of the corresponding portion of the exercise price thereof.

If completed, the Arrangement will result in the issuance, at the Effective Time, of 1.21 Sandstorm Shares for each Nomad Share held by former Nomad Shareholders (excluding Dissenting Nomad Shareholders and Sandstorm and its affiliates) at the Effective Time. Following completion of the Arrangement, former Nomad Shareholders (other than Dissenting Nomad Shareholders and Sandstorm and its affiliates) are anticipated to own approximately 27% of the issued and outstanding Sandstorm Shares and existing Sandstorm Shareholders are expected to own approximately 73% of the issued and outstanding Sandstorm Shares on a non-diluted basis, each based on the number of Sandstorm Shares and Nomad Shares issued and outstanding as of July 8, 2022, taking into account the number of Nomad Shares issuable under the Nomad DRIP as of such date and assuming completion of the BaseCore Transaction.

Registration Rights Agreement

The following is a summary of certain terms of the Registration Rights Agreement and is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement. The Registration Rights Agreement is attached to the Nomad Circular, which is available under Nomad’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Pursuant to the Plan of Arrangement, each Electing Affiliate and Sandstorm will be deemed to be and will be bound by a Registration Rights Agreement and each Registration Rights Agreement will become effective in accordance with its terms without the need for any further act or formality.

The Registration Rights Agreement will, upon its execution and delivery, provide an Electing Affiliate (and its permitted transferee, if applicable) with the right (the “Demand Registration Right”) to require Sandstorm to register under the U.S. Securities Act the offer and sale to the public of any Registrable Securities held by such Electing Affiliate under a Registration Statement and, if necessary in connection therewith, to file a Canadian Prospectus under applicable Canadian Securities Laws, and take such other steps as may be necessary to facilitate the Distribution of all or any portion of the Registrable Securities held by such Electing Affiliate (a “Demand Registration”), by giving written notice of such Demand Registration to Sandstorm. Under no circumstances shall Sandstorm be obligated to effect more than an aggregate of three (3) registrations pursuant to a Demand Registration by all Electing Affiliates. The Registration Rights Agreement does not provide for any “piggy-back” registration rights for Electing Affiliates.

Upon exercise of a Demand Registration right as set forth above, Sandstorm shall, subject to the limitations of the Registration Rights Agreement and applicable Securities Laws, use reasonable best efforts to as expeditiously as practicable (i) prepare and file a Registration Statement relating to such Demand Registration and cause such Registration Statement to become effective under the U.S. Securities Act as soon as practicable thereafter, and, if necessary in connection therewith, (ii) prepare and file a Canadian Prospectus under applicable Canadian Securities Laws and, if applicable, secure the issuance of a receipt for a Canadian Prospectus, and promptly thereafter take such other steps as may be necessary in order to permit the Distribution of all or any portion (as may be reduced pursuant to Registration Rights Agreement) of the Registrable Securities of the Electing Affiliate requested to be included in such Demand Registration, together with any Sandstorm Shares to be offered and sold by Sandstorm in such Demand Registration. Sandstorm and the Electing Affiliate shall cooperate in a timely manner in connection with any such Demand Registration and the procedures set forth in the Registration Rights Agreement apply to such Distribution.

Sandstorm will not be obliged to effect a Demand Registration:

(a)

in any particular calendar year after having complied with two Demand Registration requests in the aggregate from an Electing Affiliate, or if within the preceding 180 days a Demand Registration was effected;

(b)

in the event the Sandstorm Board reasonably determines in its good faith judgment that compliance with the Demand Registration, after giving effect to Sandstorm’s participation in such Demand Registration as contemplated under the Registration Rights Agreement would not be beneficial, or be detrimental, to Sandstorm for a Valid Business Reason; or

(c)

if the anticipated gross aggregate offering price of the Registrable Securities to be registered or qualified in connection with such Demand Registration, including the value of any Registrable Securities which may be included in the Distribution, is less than $50,000,000.

During the term of the Registration Rights Agreement, Electing Affiliates shall have the right to require Sandstorm at any time and from time to time to file a shelf Registration Statement with the SEC pursuant to the multijurisdictional disclosure system established by the United States and Canada (the “MJDS”) or Rule 415 under the U.S. Securities Act (a “Shelf Registration Statement”), and if necessary pursuant to the MJDS in connection therewith, to file a Canadian Prospectus pursuant to the provisions of National Instrument 44-102 – Shelf Distributions, which, for greater certainty, shall include BC Instrument 45-503 – Exemption from Certain Prospectus Requirements for Canadian Well-known Seasoned Issuers, and take such other steps as may be necessary to register the Distribution in the United States of all or any portion of the Registrable Securities held by the Electing Affiliate(s) (a “Shelf Registration”), by giving notice pursuant to the terms of the Registration Rights Agreement.

Upon exercise of a Shelf Registration right as set forth above, Sandstorm shall, use reasonable best efforts to as expeditiously as practicable prepare and file a Shelf Registration Statement relating to such Shelf Registration and cause such Shelf Registration Statement to become effective under the U.S. Securities Act, and, as required, prepare and file a Canadian Base Shelf Prospectus (as defined under National Instrument 44-102 – Shelf Distributions) relating to such Shelf Registration.

The Registration Rights Agreement includes provisions providing for each of Sandstorm and the Electing Affiliates to indemnify and hold harmless each other against all losses, claims, actions, damages, liabilities and expenses arising out of or based upon the applicable party’s inclusion of a misrepresentation or omission in disclosure furnished by such party for inclusion in the Registration Statement related to a Distribution, for breaches of Canadian Securities Laws or U.S. Securities Laws and for other losses or claims caused by such party. Other than underwriters’ fees applicable to the sale of an Electing Affiliate’s Registrable Securities and, subject to certain exceptions, all expenses incurred in connection with a Demand Registration or Shelf Registration shall be borne by Sandstorm.

These rights are available to the Electing Affiliates for a term beginning on the date of the Effective Date and ceasing on the earlier of the date an Electing Affiliate and its affiliates cease to, directly or indirectly, beneficially own in aggregate more than 5% of the then-outstanding Sandstorm Shares, or the date on which the Registration Rights Agreement is terminated by agreement of the parties, or the date of dissolution or liquidation of Sandstorm.

Timing for Completion of the Arrangement

Subject to the provisions of the Arrangement Agreement, the Arrangement will become effective at 12:01 a.m. (Eastern time) on the Effective Date, being the date upon which all of the conditions to completion of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement, all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably, and the Certificate of Arrangement having been issued by the Director.

The Effective Date will occur following the satisfaction or waiver of all conditions to completion of the Arrangement as set out in the Arrangement Agreement (excluding any conditions that, by their terms, cannot be satisfied until the Effective Date). If the Sandstorm Meeting and Nomad Meeting are held as scheduled and are not adjourned and/or postponed and the Sandstorm Shareholder Approval is obtained and the Nomad Shareholder Approval is obtained, it is expected that Nomad will apply for the Final Order approving the Arrangement on August 12, 2022. If the Final Order is obtained in a form and substance satisfactory to Sandstorm and Nomad, and the applicable conditions to completion of the Arrangement are satisfied or waived (excluding any conditions that, by their terms, cannot be satisfied until the Effective Date), Sandstorm expects the Effective Date to occur in August 2022; however, it is possible that completion may be delayed beyond this date if the conditions to implementation of the Arrangement cannot be met on a timely basis. Subject to certain limitations, each Party may terminate the Arrangement Agreement if the Arrangement is not consummated by the Outside Date, which date can be extended by mutual agreement of the Parties.

Although Sandstorm’s and Nomad’s objective is to have the Effective Date occur as soon as reasonably practicable after the Sandstorm Meeting and the Nomad Meeting, the Effective Date could be delayed for several reasons, including, but not limited to, any delay in obtaining any required Transaction Regulatory Approvals. Sandstorm or Nomad may determine not to complete the Arrangement without prior notice to, or action on the part of, Sandstorm Shareholders or Nomad Shareholders. See “Transaction Agreements – The Arrangement Agreement – Termination”.

Regulatory Matters and Approvals

Other than the Sandstorm Shareholder Approval, the Nomad Shareholder Approval, the Transaction Regulatory Approvals and the Final Order, Sandstorm is not aware of any material approval, consent or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained in order to complete the Arrangement, as applicable. In the event that any such approvals or consents are determined to be required, such approvals or consents will be sought. Any such additional requirements could delay the Effective Date or prevent the completion of the Arrangement. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, Sandstorm currently anticipates that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved by the Effective Date, as applicable.

Shareholder Approvals

Sandstorm Shareholder Approval

At the Sandstorm Meeting, Sandstorm Shareholders will be asked to approve the Sandstorm Shareholder Resolution, the full text of which is included at “Appendix A – Sandstorm Shareholder Resolution” attached to this Circular.

In order to be effective, the Sandstorm Shareholder Resolution must be approved, with or without variation, by the affirmative vote of at least a simple majority of the votes cast by Sandstorm Shareholders present in person or represented by proxy and entitled to vote at the Sandstorm Meeting.

Should the Sandstorm Shareholders fail to approve the Sandstorm Shareholder Resolution by the requisite majority, the Arrangement will not be completed. Notwithstanding the foregoing, the Sandstorm Shareholder Resolution authorizes the Sandstorm Board, without further notice to or approval of the Sandstorm Shareholders, to revoke the Sandstorm Shareholder Resolution at any time prior to the Effective Time if they decide not to proceed with the Arrangement.

The Sandstorm Board has approved the terms of the Arrangement Agreement and the Plan of Arrangement, unanimously determined that the Arrangement is in the best interests of Sandstorm and unanimously recommends that Sandstorm Shareholders vote FOR the Sandstorm Shareholder Resolution. See “The Arrangement – Reasons for the Recommendation of the Sandstorm Board”.

Nomad Shareholder Approval

At the Nomad Meeting, which is expected to be held immediately prior to the Sandstorm Meeting, Nomad Shareholders will be asked to approve the Arrangement Resolution. In order for the Arrangement to become effective, as provided in the Interim Order and by the CBCA, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least (i) two-thirds of the votes cast on the Arrangement Resolution by Nomad Shareholders, present in person or represented by proxy and entitled to vote at the Nomad Meeting; and (ii) a simple majority of the votes cast on the Arrangement Resolution by Nomad Shareholders, present in person or represented by proxy and entitled to vote at the Nomad Meeting, excluding the Excluded Nomad Shareholders.

Should the Nomad Shareholders fail to approve the Arrangement Resolution by the requisite majorities, the Arrangement will not be completed. Notwithstanding the foregoing, the Arrangement Resolution authorizes the Nomad Board, without further notice to or approval of the Nomad Shareholders, to revoke the Arrangement Resolution at any time prior to the Effective Time if they decide not to proceed with the Arrangement.

Court Approvals

The Arrangement requires approval by the Court under Section 192 of the CBCA. Prior to the mailing of this Circular, on July 11, 2022, Nomad obtained the Interim Order providing for the calling and holding of the Nomad Meeting and other procedural matters.

Under the Arrangement Agreement, if Sandstorm Shareholder Approval is received and Nomad Shareholder Approval is received, Nomad is required to seek the Final Order as soon as reasonably practicable. If the Sandstorm Meeting and Nomad Meeting are held as scheduled and are not adjourned and/or postponed and the Sandstorm Shareholder Approval is obtained and the Nomad Shareholder Approval is obtained, it is expected that Nomad will apply for the Final Order approving the Arrangement on August 12, 2022.

At the hearing for the Final Order, the Court will consider, among other things, the procedural and substantive fairness and reasonableness of the Plan of Arrangement. The Court has broad discretion under the CBCA when making orders with respect to the Plan of Arrangement. The Court may approve the Plan of Arrangement, either as proposed or amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. Depending upon the nature of any required amendments, Sandstorm and/or Nomad may determine not to proceed with the transactions contemplated in the Arrangement Agreement.

Regulatory Approvals

Pursuant to the Arrangement Agreement, it is a mutual condition precedent to completion of the Arrangement that all of the Transaction Regulatory Approvals will have been obtained. Within the time prescribed after the date of the Arrangement Agreement, each Party, or where appropriate, Sandstorm or both Parties jointly, will make all required notifications, filings, applications and submissions required to obtain the Transaction Regulatory Approvals and will use their respective commercially reasonable efforts to take or cause to be taken all actions necessary or advisable on their respective parts to discharge their respective obligations under the Arrangement Agreement or otherwise advisable under Laws in connection with the Arrangement and the Arrangement Agreement. As of the date of this Circular, the South African Competition Approval remains outstanding.

See “Transaction Agreements – The Arrangement Agreement – Conditions to the Arrangement Becoming Effective”.

Canadian Competition Approval

Part IX of the Competition Act requires that parties to certain prescribed classes of transactions provide notifications to the Commissioner of Competition (the “Commissioner”) where the applicable thresholds set out in Sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transactions”). Subject to certain limited exceptions, a Notifiable Transaction cannot be completed until the Parties to the transaction have each submitted the information prescribed pursuant to subsection 114(1) of the Competition Act (a “Notification”) to the Commissioner and the applicable waiting periods have expired, have been terminated early or the appropriate waiver has been provided by the Commissioner.

The transactions contemplated by the Arrangement Agreement constitute a Notifiable Transaction, and as such, the Parties must comply with the merger notification provisions of Part IX of the Competition Act.

The waiting period is 30 days after the day on which the parties to the Notifiable Transaction have submitted their respective notifications. The parties are entitled to complete their Notifiable Transaction at the end of the 30-day period, unless the Commissioner notifies the parties, pursuant to subsection 114(2) of the Competition Act, that the Commissioner requires additional information that is relevant to the Commissioner’s assessment of the Notifiable Transaction (“Supplementary Information Request”). In the event that the Commissioner issues a Supplementary Information Request to the Parties, the Notifiable Transaction cannot be completed until 30 days after compliance with such Supplementary Information Request, provided that there is no order issued by the Competition Tribunal in effect prohibiting completion at the relevant time. The Commissioner’s substantive assessment of a Notifiable Transaction may extend beyond the statutory waiting periods.

In addition or as an alternative to filing a Notification, the parties to a Notifiable Transaction may apply to the Commissioner for an Advance Ruling Certificate or, in the event that the Commissioner is not prepared to issue an Advance Ruling Certificate, a No Action Letter. Pursuant to the Arrangement Agreement, the Parties submitted a request for an Advance Ruling Certificate, or in the alternative, a No Action Letter, to the Commissioner on May 24, 2022. On June 3, 2022, the Commissioner issued a No Action Letter in respect of the Arrangement and granted a waiver exempting the Parties from the Competition Act’s notification requirements, including operation of the statutory waiting periods.

Despite issuing a No Action Letter, the Commissioner may challenge a merger before the Competition Tribunal within one year following closing (the statutory limit in this regard) on the basis that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially in a relevant market in Canada. If following contested legal proceedings, the Competition Tribunal agrees with the Commissioner, it could issue an order prohibiting the transaction, provided that the transaction has not been completed by such time, or it could order the divestiture of shares or assets where the transaction already has been completed.

South African Competition Approval

Under the South Africa Competition Act, the Arrangement exceeds the relevant thresholds for pre-notification as an intermediate merger, and cannot be completed until a merger notification has been filed with the South African Competition Commission and the South African Competition Commission has approved or is deemed to have approved the Arrangement under the South Africa Competition Act.

On fulfilment by the Parties of their notification obligations, section 14(1) of the South Africa Competition Act requires the South African Competition Commission to issue a certificate approving the Arrangement; approving the Arrangement subject to any conditions; or prohibiting the implementation of the transaction, within 20 business days (the “Initial Period”). Under section 14(1)(a) of the South Africa Competition Act, the South African Competition Commission may extend the period within which it has to consider the Arrangement by a single period not exceeding 40 business days (the “Extended Period”). If, upon expiry of the Initial Period, or Extended Period where invoked, the South African Competition Commission has not issued a certificate reflecting its decision, the Arrangement must be regarded as having been approved. If the South African Competition Commission determines that the Arrangement does not substantially prevent or lessen competition and does not raise public interest concerns, it will approve the Arrangement.

On May 27, 2022, the Parties filed notifications with the South African Competition Commission.

On June 13, 2022, the South African Competition Commission issued an extension certificate, extending the review period until August 23, 2022.

Stock Exchange Listing Approval and Delisting Matters

The Sandstorm Shares currently trade on the TSX under the symbol “SSL” and on the NYSE under the symbol “SAND”. It is a mutual condition to the completion of the Arrangement that the TSX shall have conditionally approved the listing of the Consideration Shares issuable pursuant to the Arrangement on the TSX, and that the NYSE, subject to official notice of issuance, shall have approved the listing of the Consideration Shares on the NYSE. Sandstorm has applied to the TSX and the NYSE to list the Consideration Shares. Accordingly, Sandstorm has agreed to use commercially reasonable efforts to obtain conditional approval or equivalent of the listing of the Consideration Shares for trading on the TSX and the NYSE, subject only to the satisfaction by Sandstorm of customary listing conditions of the TSX and the NYSE. The TSX has conditionally approved the listing of the Sandstorm Shares issuable under the Arrangement, subject to filing certain documents following the closing of the Arrangement. Sandstorm has applied to list the Consideration Shares and Sandstorm Shares underlying the Replacement Options and the Nomad Warrants (in accordance with their terms) on the NYSE and anticipates receiving all required authorizations prior to the closing of the Arrangement. It is a listing requirement of the TSX that the Sandstorm Shareholder Resolution is approved by the affirmative vote of at least a simple majority of the votes cast by Sandstorm Shareholders present in person or represented by proxy and entitled to vote at the Sandstorm Meeting. See “Transaction Agreements – The Arrangement Agreement – Conditions to the Arrangement Becoming Effective”.

The Nomad Shares currently trade on the TSX and the NYSE under the symbol “NSR”, and on the FSE under the symbol “IRL”. The Listed Nomad Warrants currently trade on the TSX under the symbol “NSR.WT”. It is a condition to implementation of the Arrangement that Nomad will have obtained approval of the TSX in respect of the Arrangement. Nomad has applied to the TSX, has provided notice to the FSE and will apply to the NYSE to have the Nomad Shares delisted from the TSX, NYSE and FSE and has applied to the TSX to have the Listed Nomad Warrants delisted from the TSX as promptly as possible following the Effective Date.

Canadian Securities Law Matters

Status Under Canadian Securities Laws

Sandstorm is a reporting issuer in all of the provinces and territories of Canada. The Sandstorm Shares are listed on the TSX and the NYSE. Following the Effective Date, the Sandstorm Shares will remain listed on the TSX and the NYSE and Sandstorm will continue to be a reporting issuer in all of the provinces and territories of Canada.

Nomad is a reporting issuer in all of the provinces of Canada. Subject to applicable Laws, Sandstorm will apply to the applicable Canadian Securities Authorities to have Nomad cease to be a reporting issuer promptly following the Effective Time, following the implementation of which, Nomad will cease to have public reporting obligations under Canadian securities Laws.

The Nomad Shares currently trade on the TSX, the NYSE and the FSE. The Listed Nomad Warrants currently trade on the TSX. Following the Effective Date, the Nomad Shares will be delisted from the TSX, NYSE and FSE, and the Listed Nomad Warrants will be delisted from the TSX as promptly as possible following completion of the Arrangement.

Distribution and Resale of Sandstorm Shares under Canadian Securities Laws

The distribution of the Sandstorm Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian Securities Laws and is exempt from or otherwise is not subject to the registration requirements under applicable Canadian Securities Laws. The Sandstorm Shares received pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces and territories of Canada provided that (i) the trade is not a “control distribution” as defined NI 45-102, (ii) no unusual effort is made to prepare the market or to create a demand for Sandstorm Shares, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (iv) if the selling security holder is an insider or officer of Sandstorm, the selling security holder has no reasonable grounds to believe that Sandstorm is in default of applicable Securities Laws.

U.S. Securities Law Matters

The Consideration Shares issuable to Nomad Shareholders in exchange for their Nomad Shares and the Replacement Options issuable to holders of Nomad Options in exchange for their Nomad Options as part of the Arrangement have not been and will not be registered under the U.S. Securities Act or other U.S. Securities Laws, and such Consideration Shares and Replacement Options will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof, and similar exemptions from the registration under applicable U.S. state securities, or “blue sky”, laws. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities from the registration requirements of the U.S. Securities Act where the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which, among other matters, the substantive and procedural fairness of the terms and conditions of the Plan of Arrangement will be considered. The Court granted the Interim Order on July 11, 2022 and, subject to the approval of the Arrangement Resolution by the Nomad Shareholders, and the approval of the Sandstorm Shareholder Resolution by the Sandstorm Shareholders, among other things, a hearing for a Final Order approving the Plan of Arrangement and such issuance of Consideration Shares and Replacement Options will be held on or about August 12, 2022 by the Court. See “Regulatory Matters and Approvals – Court Approvals”. Prior to the hearing on the Final Order, the Court will be informed of the Parties’ intended reliance on the Final Order as the basis for the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof. All Nomad Shareholders and holders of Nomad Options are entitled to appear and be heard at this hearing, provided that they satisfy the applicable conditions set forth in the Interim Order. The Final Order of the Court will, if granted, state that it constitutes the basis for such exemption from the registration requirements of the U.S. Securities Act with respect to the distribution of the Consideration Shares and the Replacement Options issuable in connection with the Arrangement.

The exemption pursuant to Section 3(a)(10) of the U.S. Securities Act will not be available for the issuance of any Sandstorm Shares that are issuable upon exercise of the Replacement Options. Therefore, Sandstorm Shares issuable upon the exercise of the Replacement Options may be issued only pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws (in which case they will be “restricted securities” within the meaning of Rule 144) or following registration under such laws, if any.

The Nomad Warrants will remain outstanding and be adjusted in accordance with their terms and are not being exchanged under the Arrangement. The exemption pursuant to Section 3(a)(10) of the U.S. Securities Act does not apply to and is not available for the issuance of any Sandstorm Shares that are issuable upon exercise of Nomad Warrants. Therefore, Sandstorm Shares issuable upon the exercise of the Nomad Warrants may be issued only pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws (in which case they will be “restricted securities” within the meaning of Rule 144) or following registration under such laws, if any.

The Consideration Shares to be received by Nomad Shareholders in exchange for their Nomad Shares upon the completion of the Arrangement may be resold without restriction under the U.S. Securities Act, except in respect of resales by persons who are “affiliates” (within the meaning of Rule 144) of Sandstorm at the time of such resale or who have been affiliates of Sandstorm within 90 days before such resale (collectively, the “Sandstorm Affiliates”). Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by or are under common control with the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Any resale of Consideration Shares by such a Sandstorm Affiliate may be subject to the registration requirements of the U.S. Securities Act, absent an exemption or exclusion therefrom. Subject to certain limitations, such Sandstorm Affiliates may, generally, resell Consideration Shares outside the United States without registration under the U.S. Securities Act pursuant to and in compliance with Regulation S, if available. Such Sandstorm Affiliates may also resell such Consideration Shares pursuant to, and in compliance with, the requirements of Rule 144, if available.

The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the resale of Consideration Shares received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation, including, but not limited to, the requirements under Regulation S and Rule 144.

Risk Factors

In assessing the Arrangement, readers should carefully consider the risks described below which relate to the Arrangement and the failure to complete the Arrangement. Sandstorm Shareholders should also carefully consider the risk factors relating to Sandstorm described under the heading “Risk Factors” in the Sandstorm AIF and the risk factors relating to Nomad described under the heading “Risk Factors” in the Nomad AIF, each of which is incorporated by reference into this Circular. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to Sandstorm, may also adversely affect Nomad or Sandstorm prior to the Arrangement or following completion of the Arrangement.

Risk Factors Relating to the Arrangement

The Arrangement is subject to satisfaction or waiver of several conditions, including receipt of Transaction Regulatory Approvals, and there can be no certainty that all conditions precedent to the Arrangement will be satisfied or waived. Failure to complete the Arrangement could negatively impact the market price of the Sandstorm Shares.

Completion of the Arrangement is subject to satisfaction or waiver of several conditions, including, among other things, the requisite approvals of the Sandstorm Shareholders and the Nomad Shareholders, receipt of the Final Order and receipt of Transaction Regulatory Approvals. In addition, completion of the Arrangement by a Party is conditional on, among other things, no action or circumstance occurring that would result in a Material Adverse Effect with respect to the other Party.

Certain of the conditions to completion of the Arrangement are outside of the control of Sandstorm. There can be no certainty, nor can Sandstorm provide any assurance, that all conditions precedent to the Arrangement will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived and, accordingly, the Arrangement may not be completed. If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of Sandstorm Shares may be materially adversely affected. In such events, Sandstorm’s business, financial condition or results of operations could also be subject to various material adverse consequences, including that Sandstorm would remain liable for costs relating to the Arrangement.

If the Arrangement is not completed and Sandstorm decides to seek another acquisition, there can be no assurance that it will be able to find an asset or target company for acquisition at an equivalent or more attractive price than the Consideration to be paid pursuant to the Arrangement.

Completion of the Arrangement is uncertain. Sandstorm has dedicated significant resources to pursuing the Arrangement and is restricted from taking certain specified actions while the Arrangement is pending and failure to complete the Arrangement could negatively impact Sandstorm’s business.

Sandstorm is subject to certain non-solicitation provisions under the Arrangement Agreement with respect to Sandstorm Acquisition Proposals. The Arrangement Agreement also restricts Sandstorm from taking certain specified actions until the Arrangement is completed, without the consent of Nomad. These restrictions may prevent Sandstorm from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement. As completion of the Arrangement is dependent upon satisfaction of certain conditions, the completion of the Arrangement is uncertain. If the Arrangement is not completed for any reason, the announcement of the Arrangement, the dedication of Sandstorm’s resources to the completion thereof and the restrictions that were imposed on Sandstorm under the Arrangement Agreement may have an adverse effect on the current or future operations, financial condition and prospects of Sandstorm as a standalone entity.

The Arrangement Agreement may be terminated by Sandstorm or Nomad in certain circumstances, which could result in significant costs and could negatively impact the market price of the Sandstorm Shares.

In addition to termination rights relating to the failure to satisfy the conditions of closing, each of Sandstorm and Nomad has the right, in certain circumstances, to terminate the Arrangement Agreement and the Arrangement. Accordingly, there is no certainty, nor can Sandstorm provide any assurance, that the Arrangement Agreement will not be terminated by either Sandstorm or Nomad before the implementation of the Arrangement. Failure to complete the Arrangement could negatively impact the trading price of the Sandstorm Shares or otherwise adversely affect Sandstorm’s business. See “Transaction Agreements – The Arrangement Agreement – Termination”.

Because the market price of the Sandstorm Shares and the Nomad Shares will fluctuate and the Exchange Ratio is fixed, there can be no certainty with respect to the market value of the Sandstorm Shares that Nomad Shareholders will receive for their Nomad Shares under the Arrangement.

The Exchange Ratio is fixed and will not increase or decrease due to fluctuations in the market price of Sandstorm Shares or Nomad Shares. The market price of the Sandstorm Shares or Nomad Shares could each fluctuate significantly prior to the Effective Date in response to various factors and events, including, without limitation, the differences between Sandstorm’s and Nomad’s actual financial or operating results and those expected by investors and analysts, changes in analysts’ projections or recommendations, changes in general economic or market conditions, and broad market fluctuations. The underlying cause of any such change in relative market price may constitute a Material Adverse Effect, the occurrence of which in respect of a Party could entitle the other Party to terminate the Arrangement Agreement or otherwise entitle either Party to terminate the Arrangement Agreement. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the Sandstorm Shares that Nomad Shareholders may receive on the Effective Date. There can also be no assurance that the trading price of the Sandstorm Shares will not decline following the completion of the Arrangement. Accordingly, the market value represented by the Exchange Ratio will also vary.

The issuance of a significant number of Sandstorm Shares and a resulting “market overhang” could adversely affect the market price of the Sandstorm Shares following completion of the Arrangement.

On completion of the Arrangement, a significant number of additional Sandstorm Shares will be issued and available for trading in the public market. The increase in the number of Sandstorm Shares may lead to sales of such shares or the perception that such sales may occur (commonly referred to as “market overhang”), either of which may adversely affect the market for, and the market price of, the Sandstorm Shares.

The issuance of Sandstorm Shares in connection with the Arrangement could result in the dilution of ownership and voting interests of current Sandstorm Shareholders.

As a result of the issuance of Sandstorm Shares in connection with the Arrangement, the ownership and voting interests of Sandstorm Shareholders in Sandstorm will be diluted, relative to current proportional ownership and voting interests.

Sandstorm may be required to pay the Sandstorm Termination Fee.

If the Arrangement is not completed as a result of certain prescribed events, Sandstorm will be required to pay the Sandstorm Termination Fee to Nomad in connection with the termination of the Arrangement Agreement. If the Sandstorm Termination Fee is ultimately required to be paid to Nomad, the payment of such fee may have an adverse impact on Sandstorm’s financial results.

Sandstorm and Nomad may be the targets of legal claims, securities class actions, derivative lawsuits and other claims. Any such claims may delay or prevent the Arrangement from being completed.

Sandstorm and Nomad may be the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against Sandstorm and Nomad seeking to restrain the Arrangement or seeking monetary compensation or other remedies. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

In addition, political and public attitudes towards the Arrangement could result in negative press coverage and other adverse public statements affecting Sandstorm and Nomad. Adverse press coverage and other adverse statements could lead to investigations by regulators, legislators and law enforcement officials or in legal claims or otherwise negatively impact the ability of Sandstorm to take advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on Sandstorm’s business, financial condition and results of operations.

Sandstorm and Nomad will incur substantial transaction fees and costs in connection with the proposed Arrangement. If the Arrangement is not completed, the costs may be significant and could have an adverse effect on Sandstorm.

Sandstorm and Nomad have incurred and expect to incur additional material non-recurring expenses in connection with the Arrangement and completion of the transactions contemplated by the Arrangement Agreement, including costs relating to obtaining required shareholder and regulatory approvals. Additional unanticipated costs may be incurred by Sandstorm in the course of coordinating the businesses of Sandstorm and Nomad after the completion of the Arrangement. If the Arrangement is not completed, Sandstorm will need to pay certain costs relating to the Arrangement incurred prior to the date the Arrangement was abandoned, such as legal, accounting, financial advisory and printing fees. Sandstorm is liable for its own costs incurred in connection with the Arrangement. Such costs may be significant and could have an adverse effect on Sandstorm’s future results of operations, cash flows and financial condition.

Prior to the Effective Date, the Arrangement may divert the attention of Sandstorm’s management, and any such diversion could have an adverse effect on the business of Sandstorm.

The pending Arrangement could cause the attention of Sandstorm’s management to be diverted from the day-to-day operations of Sandstorm. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could result in lost opportunities or negative impacts on performance, which could have a material and adverse effect on the business, financial condition and results of operations or prospects of Sandstorm if the Arrangement is not completed, and on the business of Sandstorm following the Effective Date.

The Sandstorm Board considered financial projections prepared by Sandstorm management in connection with the Arrangement. Actual performance of Sandstorm and Nomad may differ materially from these projections.

The Sandstorm Board considered, among other things, certain projections, prepared by Sandstorm management, with respect to each of Nomad (the “Nomad Projections”) and Sandstorm (the “Sandstorm Projections”, together with the Nomad Projections, the “Projections”). All such projections are based on assumptions and information available at the time the Projections were prepared. Sandstorm does not know whether the assumptions made will be realized. Such information can be adversely affected by known or unknown risks and uncertainties, many of which are beyond Sandstorm’s and Nomad’s control. Further, financial forecasts of this type are based on estimates and assumptions that are inherently subject to risks and other factors such as counterparty performance, technical and engineering estimates, industry performance, legal and regulatory developments, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operations of Sandstorm and Nomad, including the factors described in this “Risk Factors” section and under “Forward-Looking Information”, which factors and changes may impact such forecasts or the underlying assumptions. As a result of these contingencies, there can be no assurance that the Projections will be realized or that actual results will not be significantly higher or lower than projected. In view of these uncertainties, the references to the Projections in this Circular should not be regarded as an indication that Sandstorm, the Sandstorm Board, or any of its advisors or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results.

The Projections were prepared by Sandstorm management for internal use and to, among other things, assist Sandstorm in evaluating the Arrangement. The Projections were not prepared with a view toward public disclosure or toward compliance with IFRS, published guidelines of applicable securities regulatory authorities or the guidelines established by the Chartered Professional Accountants for preparation and presentation of prospective financial information. Neither PricewaterhouseCoopers LLP, Sandstorm’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Projections.

There could be unknown or undisclosed risks or liabilities of Nomad for which Sandstorm is not permitted to terminate the Arrangement Agreement.

While Sandstorm conducted due diligence with respect to Nomad prior to entering into the Arrangement Agreement, there are risks inherent in any transaction. Specifically, there could be unknown or undisclosed risks or liabilities of Nomad for which Sandstorm is not permitted to terminate the Arrangement Agreement. Any such unknown or undisclosed risks or liabilities could materially and adversely affect Sandstorm’s financial performance and results of operations. Sandstorm could encounter additional transaction and enforcement-related costs and may fail to realize any or all of the potential benefits from the Arrangement Agreement. Any of the foregoing risks and uncertainties could have a material adverse effect on Sandstorm’s business, financial condition and results of operations.

Sandstorm has not verified the reliability of the information regarding Nomad included in, or which may have been omitted from, this Circular.

Unless otherwise indicated, all historical information regarding Nomad contained in this Circular, including all Nomad financial information and all pro forma financial information of Nomad reflecting the pro forma effects of the acquisition of Nomad by Sandstorm, has been derived from Nomad’s publicly disclosed information or provided by Nomad. Although Sandstorm has no reason to doubt the accuracy or completeness of such information, any inaccuracy or material omission in Nomad’s publicly disclosed information, including the information about or relating to Nomad contained in this Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect Sandstorm’s operational and development plans and Sandstorm’s business, financial condition and results of operations.

Nomad may be obligated to make substantial cash payments to Dissenting Nomad Shareholders.

Registered holders of Nomad Shares have the right to exercise Dissent Rights and demand payment equal to the fair value of their Nomad Shares in cash. If Dissent Rights are properly exercised in respect of a significant number of Nomad Shares, Nomad will be obliged under the Arrangement Agreement to make a substantial cash payment to such Nomad Shareholders, which could have an adverse effect post-closing on Sandstorm’s expected financial condition and cash resources. Further, Sandstorm’s obligation to complete the Arrangement is conditional upon Nomad Shareholders holding no more than 5% of the outstanding Nomad Shares having exercised Dissent Rights. Accordingly, the Arrangement may not be completed if Nomad Shareholders exercise Dissent Rights in respect of more than 5% of the outstanding Nomad Shares.

Uncertainty surrounding the Arrangement could adversely affect Sandstorm’s retention of personnel and could negatively impact future business and operations.

The Arrangement is dependent upon the satisfaction of various conditions, and as a result its completion is subject to uncertainty. In response to this uncertainty, current and prospective employees of Sandstorm may experience uncertainty about their future roles until such time as Sandstorm’s plans with respect to such employees are determined and announced. This may adversely affect Sandstorm’s ability to attract or retain key employees in the period until the Arrangement is completed or thereafter.

Risk Factors Relating to Sandstorm Following Completion of the Arrangement

Significant demands will be placed on Sandstorm following completion of the Arrangement and Sandstorm and Nomad cannot provide any assurance that their systems, procedures and controls will be adequate to support the expansion of operations and associated increased costs and complexity following and resulting from the Arrangement.

As a result of the pursuit and completion of the Arrangement, significant demands will be placed on the managerial, operational and financial personnel and systems of Sandstorm and Nomad. Sandstorm cannot provide any assurance that their systems, procedures and controls will be adequate to support the expansion of operations and associated increased costs and complexity following and resulting from the Arrangement. The future operating results of Sandstorm following completion of the Arrangement will be affected by the ability of its officers and key employees to manage changing business conditions, to integrate the acquisition of Nomad, to implement a new business strategy and to improve its operational and financial controls and reporting systems.

The failure to achieve the desired synergies and benefits of the Arrangement could have a material adverse effect on the market price of the Sandstorm Shares following completion of the Arrangement.

The Arrangement has been agreed to with the expectation that its completion will result in an increase in sustained profitability, cost savings and enhanced growth opportunities for Sandstorm following completion of the Arrangement. These anticipated benefits will depend in part on whether Sandstorm’s and Nomad’s operations can be integrated in an efficient and effective manner. The extent to which synergies are realized and the timing of such cannot be assured.

Sandstorm may be unable to successfully integrate the businesses and realize the anticipated benefits of the Arrangement. The failure to successfully integrate the businesses of Sandstorm and Nomad could have a material adverse effect on the market price of the Sandstorm Shares following completion of the Arrangement.

The integration requires the dedication of substantial effort, time and resources on the part of management which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. In addition, the integration process could result in disruption of existing relationships with suppliers, employees, customers and other constituencies of each Party. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated as a result of the Arrangement. Most operational and strategic decisions and certain staffing decisions with respect to integration have not yet been made. These decisions and the integration of the two Parties will present challenges to management, including the integration of systems and personnel of the two Parties which may be geographically separated, unanticipated liabilities and unanticipated costs. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with operators or employees or to achieve the anticipated benefits of the Arrangement. The performance of the Sandstorm’s operations after completion of the Arrangement could be adversely affected if Sandstorm cannot retain key employees to assist in the integration and operation of Sandstorm and Nomad.

The consummation of the Arrangement may pose special risks, including one-time write-offs, restructuring charges and unanticipated costs. Although Nomad, Sandstorm and their respective advisors have conducted due diligence on the various operations, there can be no guarantee that Sandstorm will be aware of any and all liabilities of Nomad or the Arrangement. As a result of these factors, it is possible that certain benefits expected from Sandstorm’s acquisition of Nomad may not be realized. Any inability of management to successfully integrate the operations could have an adverse effect on the business, financial condition and results of operations of Sandstorm.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of Sandstorm’s financial condition or results of operations following completion of the BaseCore Transaction, the Arrangement and the Spin-off Transaction.

The unaudited pro forma consolidated financial statements included in this Circular are presented for illustrative purposes only to show the effect of the BaseCore Transaction, the Arrangement and the Spin-off Transaction, and should not be considered to be an indication of the financial condition or results of operations of Sandstorm following completion of the BaseCore Transaction, the Arrangement and the Spin-off Transaction. For example, the pro forma consolidated financial statements have been prepared using the consolidated historical financial statements of Sandstorm and Nomad and the carve-out financial statements of the BaseCore Royalty Package and do not represent a financial forecast or projection. In addition, the pro forma consolidated financial statements included in this Circular is based in part on certain assumptions regarding the BaseCore Transaction, the Arrangement and the Spin-off Transaction. These assumptions may not prove to be accurate, and other factors may affect Sandstorm’s results of operations or financial condition following completion of the BaseCore Transaction, the Arrangement and the Spin-off Transaction. Accordingly, the historical and pro forma consolidated financial statements included in this Circular do not necessarily represent Sandstorm’s results of operations and financial condition had Sandstorm, Nomad and BaseCore operated as a combined entity during the periods presented, or of Sandstorm’s results of operations and financial condition following the BaseCore Transaction, the Arrangement and the Spin-off Transaction.

In preparing the pro forma consolidated financial statements contained in this Circular, Sandstorm has given effect to, among other items, the completion of the BaseCore Transaction, the Arrangement, the Spin-off Transaction and the issuance of the Consideration Shares and the Sandstorm Shares under the BaseCore Transaction. The unaudited pro forma consolidated financial statements do not reflect all of the costs that are expected to be incurred by Sandstorm in connection with the BaseCore Transaction, the Arrangement or the Spin-off Transaction. For example, the impact of any incremental costs incurred in integrating Sandstorm and Nomad is not reflected in the pro forma consolidated financial statements. See also the notes to the unaudited pro forma consolidated financial statements included in “Appendix F – Unaudited Pro Forma Financial Statements” attached to this Circular.

Failure by Sandstorm and/or Nomad to comply with applicable Laws prior to the Arrangement could subject Sandstorm to penalties and other adverse consequences following completion of the Arrangement.

Each of Sandstorm and Nomad is subject to the United States Foreign Corrupt Practices Act and the Corruption of Foreign Public Officials Act (Canada). The foregoing Laws prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. In addition, such Laws require the maintenance of records relating to transactions and an adequate system of internal controls over accounting. There can be no assurance that either Party’s internal control policies and procedures, compliance mechanisms or monitoring programs will protect it from recklessness, fraudulent behavior, dishonesty or other inappropriate acts or adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation. A failure by Sandstorm or Nomad to comply with anti-bribery and anti-corruption legislation could result in severe criminal or civil sanctions, and may subject Sandstorm to other liabilities, including fines, prosecution, potential debarment from public procurement and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of Sandstorm following completion of the Arrangement. Investigations by governmental authorities could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of Sandstorm following completion of the Arrangement.

Sandstorm and Nomad are also subject to a wide variety of Laws relating to the environment, health and safety, taxes, employment, labor standards, money laundering, terrorist financing and other matters in the jurisdictions in which they operate. A failure by either of Sandstorm or Nomad to comply with any such legislation prior to the Arrangement could result in severe criminal or civil sanctions, and may subject Sandstorm to other liabilities, including fines, prosecution and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of Sandstorm following completion of the Arrangement. The compliance mechanisms and monitoring programs adopted and implemented by either of Sandstorm or Nomad prior to the Arrangement may not adequately prevent or detect possible violations of such applicable Laws. Investigations by governmental authorities could also have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of Sandstorm following completion of the Arrangement.

Following the Arrangement, the trading price of the Sandstorm Shares cannot be guaranteed, may be volatile and could be less than, on an adjusted basis, the current trading prices of Sandstorm and Nomad due to various market-related and other factors.

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Securities of companies in the mining and royalty and streaming industries have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global economic developments and market perceptions of the mining and royalty and streaming industries. There can be no assurance that continuing fluctuations in price will not occur. The market price per Sandstorm Share is also likely to be affected by changes in Sandstorm’s financial condition or results of operations. Other factors unrelated to the performance of Sandstorm that may have an effect on the price of Sandstorm Shares include the following: (a) changes in the market price of the commodities that Sandstorm and Nomad sell and purchase; (b) current events affecting the economic situation in Canada, United States and internationally; (c) trends in the global mining industries; (d) regulatory and/or government actions, rulings or policies; (e) changes in financial estimates and recommendations by securities analysts or rating agencies; (f) acquisitions and financings; (g) the economics of current and future projects and operations of Sandstorm and Nomad; (h) quarterly variations in operating results; (i) the operating and share price performance of other companies, including those that investors may deem comparable; (j) the issuance of additional equity securities by Sandstorm or Nomad, as applicable, or the perception that such issuance may occur; and (k) purchases or sales of blocks of Sandstorm Shares or Nomad Shares, as applicable.

Mineral reserve and mineral resource figures pertaining to Sandstorm and Nomad are only estimates and are subject to revision based on developing information.

Information pertaining to Sandstorm’s and Nomad’s mineral reserves and mineral resources presented in this Circular, or incorporated by reference herein, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Mineral reserves and mineral resources estimates are materially dependent on the prevailing price of minerals and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of minerals or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period.

The estimates of mineral reserves and mineral resources attributable to any specific property of Sandstorm or Nomad are based on accepted engineering and evaluation principles. The estimated amount of contained minerals in proven mineral reserves and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

Furthermore, we have not reviewed in detail the methodology used by Nomad in preparing Nomad’s mineral reserves and mineral resources presented in this Circular, or incorporated by reference herein, and accordingly there is no assurance that such estimates will not change following our review of the methodology.

The Arrangement is not conditional upon completion of the BaseCore Transaction or the Spin-off Transaction.

The completion of the Arrangement is not conditional upon the completion of the BaseCore Transaction or the Spin-off Transaction. As such, in the event that either or both of the BaseCore Transaction and Spin-off Transaction is not completed, Sandstorm’s expectations with respect to financial performance, growth potential, production guidance and achievement of business objectives may not be realized and the unaudited pro forma consolidated financial statements included in this Circular may not accurately reflect Sandstorm’s results of operations and financial condition following the Arrangement. Sandstorm provides no assurance that either or both of the BaseCore Transaction and Spin-off Transaction will be completed, that there will not be a delay in the completion of any of these transactions or that all or any of the anticipated benefits of any of these transactions will be realized.

Acquisitions may involve risks that could materially and adversely affect Sandstorm’s business plan, including the failure to realize the results that Sandstorm expects. There can be no assurance that Sandstorm will be successful in fully realizing some or all of the expected benefits of the BaseCore Transaction. The ability to realize these anticipated benefits and implement these strategic objectives will depend in part on successfully realizing growth opportunities and potential synergies. There is a risk that some or all of the expected benefits and strategic objectives will fail to materialize, or may not occur within the time periods anticipated by management. The realization of some or all of such benefits or successful implementation of strategic objectives may be affected by a number of factors, many of which are beyond the control of Sandstorm. A failure to realize the anticipated benefits of or implement strategic objectives relating to the BaseCore Transaction on an efficient and effective basis could have a material adverse effect on Sandstorm’s financial condition, results of operations and cash flows.

Sandstorm will enter into Registration Rights Agreements on completion of the Arrangement pursuant to the terms of the Plan of Arrangement.

Pursuant to the terms of the Plan of Arrangement, Sandstorm will enter into a Registration Rights Agreement with each Electing Affiliate on completion of the Arrangement. As a result, Sandstorm may incur additional costs in connection with meeting its obligations under such Registration Rights Agreements, which are not reflected in the unaudited pro forma consolidated financial statements included in this Circular. See “Appendix D – Information Concerning Sandstorm Following Completion of the Arrangement – Description of Share Capital – Registration Rights” attached to this Circular for further details relating to the Registration Rights Agreements.

Transaction Agreements

The Arrangement Agreement

The following summarizes the material provisions of the Arrangement Agreement. This summary may not contain all of the information about the Arrangement Agreement that is important to Sandstorm Shareholders. The rights and obligations of the Parties are governed by the express terms and conditions of the Arrangement Agreement and not by this summary or any other information contained in this Circular. This summary is qualified in its entirety by reference to the Arrangement Agreement, which is incorporated by reference herein and has been filed by Sandstorm on its SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

In reviewing the Arrangement Agreement and this summary, please remember that this summary has been included to provide Sandstorm Shareholders with information regarding the terms of the Arrangement Agreement and is not intended to provide any other factual information about Nomad, Sandstorm or any of their subsidiaries or affiliates. The Arrangement Agreement contains representations and warranties and covenants by each of the Parties to the Arrangement Agreement, which are summarized below. These representations and warranties have been made solely for the benefit of the other Parties to the Arrangement Agreement and:

•	were not intended as statements of fact, but rather as a way of allocating the risk to one of the Parties if those statements prove to be inaccurate;

•

have been qualified by certain confidential disclosures that were made to the other Party in connection with the negotiation of the Arrangement Agreement, which disclosures are not reflected in the Arrangement Agreement; and

•

may apply standards of materiality in a way that is different from what may be viewed as material by Sandstorm Shareholders or other investors or are qualified by reference to a Material Adverse Effect, or by the Nomad Disclosure Letter or the Sandstorm Disclosure Letter.

Moreover, information concerning the subject matter of the representations and warranties in the Arrangement Agreement and described below may have changed since May 1, 2022 and subsequent developments or new information qualifying a representation or warranty may have been included in this Circular. Accordingly, the representations and warranties and other provisions of the Arrangement Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this Circular and in the documents incorporated by reference into this Circular.

Representations and Warranties

The representations and warranties relate to, among other things, organization and qualification; authority relative to the Arrangement Agreement; required approvals; no violation of any applicable Laws, constating documents or certain agreements; capitalization; absence of shareholder and similar agreements; reporting issuer status and Securities Laws matters; financial statements; undisclosed liabilities; auditors; absence of certain changes; compliance with Laws; sanctions; litigation; insolvency; operational matters; royalty, stream and other interests; technical disclosure matters; First Nations claims; non-governmental organizations and community groups; Taxes; Contracts; employment matters; health and safety matters; pension and employee benefits; employment withholdings; intellectual property; environmental matters; insurance; books and records; non-arm’s length transactions; fairness opinions; data room information; arrangements with securityholders; collateral benefits; restrictions on business activities; funds available; and ownership of shares of the other Party.

The Arrangement Agreement also contains certain representations and warranties made solely by Nomad with respect to subsidiaries; permits; work programs; derivative transactions; expropriation; acceleration of benefits; employee matters; financial advisors or brokers; Nomad Special Committee and Nomad Board approval; confidentiality agreements; indemnification agreements; employment, severance and change of control agreements; and full disclosure; and certain representations and warranties made solely by Sandstorm with respect to the Consideration Shares, the BaseCore Transaction and the Spin-off Transaction.

Covenants

Sandstorm and Nomad have agreed to certain covenants that will be in force between the date of the Arrangement Agreement and the Effective Time. Set forth below is a brief summary of certain of those covenants.

Efforts to Obtain Required Nomad Shareholder Approval

The Arrangement Agreement requires Nomad to use commercially reasonable efforts to hold the Nomad Meeting on the same date as and prior to the Sandstorm Meeting, which will in no event be later than August 12, 2022.

In general, Nomad is not permitted to adjourn the Nomad Meeting except as required by Law. However, if Nomad provides Sandstorm with notice of a Nomad Superior Proposal (as further discussed under “– Non-Solicitation Covenants – Nomad Non-Solicitation” below) less than seven Business Days prior to the Nomad Meeting, Nomad may, and upon the request of Sandstorm, Nomad will, adjourn or postpone the Nomad Meeting to a date that is not more than seven Business Days after the scheduled date of the Nomad Meeting, provided, however, that the Nomad Meeting will not be adjourned or postponed to a date later than the seventh Business Day prior to the Outside Date.

Efforts to Obtain Required Sandstorm Shareholder Approval

The Arrangement Agreement requires Sandstorm to use commercially reasonable efforts to schedule the Sandstorm Meeting on the same date as and following the Nomad Meeting, which will in no event be later than August 12, 2022. In general, Sandstorm is not permitted to adjourn the Sandstorm Meeting except as required by Law.

Conduct of Business

Each of Sandstorm and Nomad has undertaken until the Effective Time (or, if earlier, the date the Arrangement Agreement is terminated in accordance with its terms), unless expressly required or permitted under certain provisions of the Arrangement Agreement, as required by applicable Law, or unless the other Party consents in writing, and, in the case of Nomad, except as set out in the Nomad Disclosure Letter or the Nomad Budget, to (a) conduct its and its respective subsidiaries’ businesses only in the ordinary course of business consistent in all respects with past practice in accordance with applicable Laws (and in the case of Nomad, the Nomad Budget), and comply, in the case of Nomad, with the terms of the Nomad Material Contracts, and in the case of Sandstorm, with the terms of the Sandstorm Material Contracts, and (b) use commercially reasonable efforts to maintain and preserve intact its and its respective subsidiaries’ business organizations, assets, properties, rights, permits, goodwill and business relationships and to keep available the services of their respective officers, employees and consultants as a group, it being acknowledged that, in the case of Sandstorm, all actions taken by Sandstorm in connection with the BaseCore Transaction, the Spin-off Transaction and any transaction disclosed in the Sandstorm Disclosure Letter will be regarded as being in the ordinary course of business of Sandstorm, , provided that the foregoing transactions are effected in all material respects in accordance with the terms and conditions described in the Sandstorm Disclosure Letter. In addition, each of Sandstorm and Nomad has agreed to notify the other Party of (i) any “material change” (as defined in the Securities Act) in relation to it or its subsidiaries; (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; (iii) any breach of the Arrangement Agreement by it; or (iv) any event occurring after the date of the Arrangement Agreement that would render a representation or warranty inaccurate such that certain conditions in Arrangement Agreement would not be satisfied.

Without limiting the generality of the foregoing, Nomad has undertaken not to, and to cause its subsidiaries not to, directly or indirectly (nor to agree, announce, resolve, authorize or commit to do any of the below matters):

(a)	alter or amend its articles, by-laws or other constating documents or those of its subsidiaries;

(b)	split, divide, consolidate, combine or reclassify the Nomad Shares or any other securities of Nomad or its subsidiaries;

(c)

other than as specified in the Arrangement Agreement, issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to do any of the foregoing with respect to any Nomad Shares or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Nomad Shares or other equity or voting interests or other securities or any shares of its subsidiaries;

(d)

redeem, purchase or otherwise acquire or subject to any Lien, any of its outstanding Nomad Shares or other securities or securities convertible into or exchangeable or exercisable for Nomad Shares or any such other securities or any shares or other securities of its subsidiaries;

(e)	amend the terms of any securities of Nomad or its subsidiaries;

(f)	adopt a plan of liquidation or pass any resolution providing for the liquidation or dissolution of Nomad or its subsidiaries;

(g)	reorganize, amalgamate or merge Nomad with any other person, or cause or permit its subsidiaries to reorganize, amalgamate or merge with any other person;

(h)	reduce the stated capital of the shares of Nomad or its subsidiaries;

(i)	create any subsidiary or enter into any Contracts or other arrangements regarding the control or management of the operations, or the appointment of governing bodies or enter into any joint ventures;

(j)	other than as specified in the Arrangement Agreement, make any material changes to any of its accounting policies, principles, methods, practices or procedures;

(k)	enter into, modify or terminate any Contract with respect to any of (a) – (j) above;

(l)	sell, pledge, lease, license, dispose of, mortgage or encumber or otherwise transfer any assets or properties of Nomad or its subsidiaries;

(m)

acquire or agree to acquire, directly or indirectly, any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment, directly or indirectly, by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person;

(n)

incur any capital expenditures, enter into any agreement obligating Nomad or its subsidiaries to provide for future capital expenditures, or incur any indebtedness or issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances, including not making any expenditures or other financial commitments in excess of US$1 million individually or US$5 million in the aggregate;

(o)

pay, discharge or satisfy any claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the Nomad Financial Statements, or voluntarily waive, release, assign, settle or compromise any Proceeding;

(p)

engage in any new business, enterprise or other activity that is inconsistent with its existing businesses as currently carried on, or (as disclosed in the Nomad Public Disclosure Record) planned or proposed to be carried on prior to the date of the Arrangement Agreement;

(q)

enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction, other than in the ordinary course of business consistent with Nomad’s financial risk management policy;

(r)	expend or commit to expend any amounts with respect to expenses for any Nomad asset;

(s)	authorize, or enter into or modify any Contract to do, any of (l) – (r) above;

(t)	terminate, fail to renew, cancel, waive, release, grant or transfer any rights that are material to Nomad;

(u)

other than as specified in the Arrangement Agreement, enter into any Contract that would be a Nomad Material Contract, or terminate, cancel, extend, renew or amend, modify or change any Nomad Material Contract, or waive, release, or assign any material rights or claims thereto or thereunder;

(v)	enter into any lease or sublease of real property, or modify, amend or exercise any right to renew any lease or sublease of real property or acquire any interest in real property;

(w)	enter into any Contract containing any provision restricting or triggered by the transactions contemplated in the Arrangement Agreement;

(x)

other than as specified in the Arrangement Agreement, (i) grant to any officer, director, employee or consultant of Nomad or its subsidiaries an increase in compensation in any form; (ii) grant any general salary increase, fee or pay any bonus, award (equity or otherwise) or other material compensation to the directors, officers, employees or consultants of Nomad or its subsidiaries; (iii) take any action with respect to the grant, acceleration or increase of any severance, change of control, retirement, retention or termination pay or amend any existing arrangement relating to the foregoing; (iv) enter into or modify any employment or consulting agreement with any officer or director of Nomad or its subsidiaries; (v) terminate the employment or consulting arrangement of any senior management employees, except for cause; (vi) increase any benefits payable under its current severance or termination pay policies; (vii) increase the coverage, contributions, funding requirements or benefits available under any Employee Plan or create any new plan which would be considered to be an Employee Plan once created; (viii) make any material determination under any employee plan that is not in the ordinary course of business; (ix) adopt or amend or make any contribution to or any award under any of the Nomad Equity Compensation Plans, any performance share unit plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or senior officers or former directors or senior officers of Nomad or its subsidiaries; (x) take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance or vesting criteria or accelerate vesting under any of the Nomad Equity Compensation Plans; or (xi) establish, adopt, enter into, amend or terminate any collective bargaining agreement;

(y)	make any loan to any officer, director, employee or consultant of Nomad or its subsidiaries;

(z)

make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its permits or take any action or fail to take any action which would result in the material loss, expiration or surrender or loss of material benefit under any material permit;

(aa)

settle or compromise any action, claim or other Proceeding (i) brought against it for damages or providing for the grant of injunctive relief or other non-monetary remedy, or (ii) brought by any present, former or purported holder of its securities in connection with the transactions contemplated by the Arrangement Agreement or the Arrangement;

(bb)	other than as specified in the Arrangement Agreement, commence any litigation;

(cc)

enter into or renew any Contract: (i) containing (a) limitations or restrictions on its or its subsidiaries’, or following the completion of the Arrangement, Sandstorm’s or its affiliates’ ability to engage in any type of activity or business, (b) limitations or restrictions on its or its subsidiaries’, or following the completion of the Arrangement, Sandstorm’s or its affiliates’ manner and locality of business conduct, or (c) limitations or restrictions on its or its subsidiaries’, or following the completion of the Arrangement, Sandstorm’s or its affiliates’ solicitation of customers or employees, or (ii) that would reasonably be expected to significantly impede or materially delay the completion of the Arrangement;

(dd)

other than as specified in the Arrangement Agreement, (i) change its tax accounting methods, principles or practices, (ii) settle, compromise or agree to the entry of judgment with respect to any action, claim or other Proceeding relating to Taxes, (iii) enter into any tax sharing, tax allocation or tax indemnification agreement, (iv) make a request for a tax ruling to any Governmental Authority, or (v) agree to any extension or waiver of the limitation period relating to any material Tax claim or assessment or reassessment; or

(ee)

take any action which would render, or which reasonably may be expected to render, any representation or warranty made by Nomad in the Arrangement Agreement untrue or inaccurate in any material respect (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained therein) at any time prior to the Effective Date if then made.

In addition, Nomad is required to use its commercially reasonable efforts to: (i) retain its and its subsidiaries’ existing employees and consultants and promptly provide written notice to Sandstorm of the resignation or termination of any of its key employees or consultants; and (ii) cause the current insurance policies maintained by it and its subsidiaries not to be cancelled, terminated, amended or modified and to prevent any of the coverage thereunder from lapsing, unless comparable replacement insurance policies are in full force and effect, and provided, however, that except as specified in the Arrangement Agreement, Nomad will not obtain or renew any insurance policy for a term exceeding 12 months. Nomad is further required to: (i) subject to compliance with applicable Laws, cooperate and keep informed Sandstorm to allow Sandstorm to monitor Nomad’s activities relating to the Nomad Royalty and Stream Interests and provide Sandstorm with a reasonable opportunity to access and discuss material information or other technical information with respect to the Nomad Royalty and Stream Interests or the underlying mineral properties; and (ii) timely file all Tax Returns required and withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes being contested in good faith.

Sandstorm has undertaken not to, and to cause its subsidiaries not to, directly or indirectly (nor to agree, announce, resolve, authorize or commit to do any of the below matters):

(a)	alter or amend its articles, by-laws or other constating documents or those of its subsidiaries;

(b)	split, divide, consolidate, combine or reclassify the Sandstorm Shares or any other securities of Sandstorm or its subsidiaries;

(c)

other than as specified in the Arrangement Agreement, issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to do any of the foregoing with respect to any Sandstorm Shares or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Sandstorm Shares or other equity or voting interests or other securities or any shares of its subsidiaries;

(d)

redeem, purchase or otherwise acquire or subject to any Lien, any of its outstanding Sandstorm Shares or other securities or securities convertible into or exchangeable or exercisable for Sandstorm Shares or any such other securities or any shares or other securities of its subsidiaries;

(e)	amend the terms of any securities of Sandstorm or its subsidiaries;

(f)	adopt a plan of liquidation or pass any resolution providing for the liquidation or dissolution of Sandstorm or its subsidiaries;

(g)	reorganize, amalgamate or merge Sandstorm with any other person, or cause or permit its subsidiaries to reorganize, amalgamate or merge with any other person;

(h)	reduce the stated capital of the shares of Sandstorm or its subsidiaries;

(i)	other than as specified in the Arrangement Agreement, make any material changes to any of its accounting policies, principles, methods, practices or procedures;

(j)	enter into, modify or terminate any Contract with respect to any of (a) – (i) above;

(k)

other than as specified in the Sandstorm Disclosure Letter, sell, pledge, lease, license, dispose of, mortgage or encumber or otherwise transfer any assets or properties of Sandstorm or its subsidiaries;

(l)

other than as specified in the Sandstorm Disclosure Letter, acquire or agree to acquire, directly or indirectly, any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment, directly or indirectly by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person;

(m)

other than as specified in the Sandstorm Disclosure Letter, incur any capital expenditures, enter into any agreement obligating Sandstorm or its subsidiaries to provide for future capital expenditures, or incur any indebtedness or issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances;

(n)

other than as specified in the Sandstorm Disclosure Letter, pay, discharge or satisfy any claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the Sandstorm Financial Statements, or voluntarily waive, release, assign, settle or compromise any Proceeding;

(o)

other than as specified in the Sandstorm Disclosure Letter, settle or compromise any action, claim or other Proceeding (i) brought against it for damages or providing for the grant of injunctive relief or other non-monetary remedy, or (ii) brought by any present, former or purported holder of its securities in connection with the transactions contemplated by the Arrangement Agreement or the Arrangement;

(p)

other than as specified in the Sandstorm Disclosure Letter, engage in any new business, enterprise or other activity that is inconsistent with its existing businesses as currently carried on, or (as disclosed in the Sandstorm Public Disclosure Record) planned or proposed to be carried on prior to the date of the Arrangement Agreement;

(q)

other than as specified in the Sandstorm Disclosure Letter and the Arrangement Agreement, enter into any Contract that would be a Sandstorm Material Contract, or terminate, cancel, extend, renew or amend, modify or change any Sandstorm Material Contract, or waive, release, or assign any material rights or claims thereto or thereunder;

(r)	other than as specified in the Sandstorm Disclosure Letter, make any loan to any officer, director, employee or consultant of Sandstorm or its subsidiaries;

(s)	authorize, or enter into or modify any Contract to do, any of (k) – (r) above;

(t)

make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its permits or take any action or fail to take any action which would result in the material loss, expiration or surrender or loss of material benefit under any material permit;

(u)

except in the ordinary course of business, terminate, fail to renew, cancel, waive, release, grant or transfer any rights that are material to Sandstorm or enter into any Contract containing any provision restricting or triggered by the transactions contemplated in the Arrangement Agreement;

(v)

other than as specified in the Arrangement Agreement, (i) change its tax accounting methods, principles or practices, (ii) settle, compromise or agree to the entry of judgment with respect to any action, claim or other Proceeding relating to Taxes, (iii) enter into any tax sharing, tax allocation or tax indemnification agreement, (iv) make a request for a tax ruling to any Governmental Authority, or (v) agree to any extension or waiver of the limitation period relating to any material Tax claim or assessment or reassessment;

(w)	enter into or renew any Contract that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement; or

(x)

take any action which would render, or which reasonably may be expected to render, any representation or warranty made by Sandstorm in the Arrangement Agreement untrue or inaccurate in any material respect (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained therein) at any time prior to the Effective Date if then made.

In addition, Sandstorm is required to use its commercially reasonable efforts to cause the current insurance policies maintained by it and its subsidiaries not to be cancelled, terminated, amended or modified and to prevent any of the coverage thereunder from lapsing, unless comparable replacement policies are in full force in effect. Sandstorm is further required to timely file all Tax Returns required and withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes being contested in good faith.

Mutual Covenants

Each of Sandstorm and Nomad has covenanted and agreed that, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, it will:

(a)

use commercially reasonable efforts to complete the Arrangement, including by (i) obtaining the Transaction Regulatory Approvals; (ii) effecting or causing to be effected all necessary registrations, filings and submission of information required by Governmental Authorities; (iii) opposing, lifting or rescinding any injunction or restraining order against it or other order, decrees, ruling or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Arrangement; and (iv) cooperating with the other Party in connection with the performance of its obligation under the Arrangement Agreement;

(b)

use commercially reasonable efforts not to take any action, or refrain from taking any commercially reasonable action, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement;

(c)

promptly notify the other Party of: (i) any communication from any person alleging the consent of such person (or another person) is or may be required in connection with the Arrangement; (ii) any communication from any Governmental Authority in connection with the Arrangement; and (iii) any litigation threatened or commenced against or otherwise affect such Party or any of its subsidiaries that is related to the Arrangement; and

(d)

use commercially reasonable efforts to execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other Party’s legal counsel to permit the completion of the Arrangement.

Transaction Regulatory Approvals

Each of Sandstorm and Nomad has agreed to use its commercially reasonable efforts to obtain the Transaction Regulatory Approvals at the earliest possible date, respond promptly to any request for additional information or documentary materials made by any Governmental Authority in connection with the Transaction Regulatory Approvals, and make such further filings as may be necessary, proper or advisable in connection therewith.

The Parties have agreed to cooperate with each other in connection with the preparation and submission of all applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Authority) as may be or become necessary or desirable pertaining to the Transaction Regulatory Approvals in connection with the completion of the transactions contemplated in the Arrangement Agreement. Sandstorm and Nomad have agreed to furnish to the other Party such information and assistance as a Party may reasonably request from another Party in order to obtain the Transaction Regulatory Approvals.

Each of Sandstorm and Nomad has agreed to use commercially reasonable efforts to respond promptly to any request or notice from any Governmental Authority, to permit the other Party an opportunity to review in advance any proposed applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Authority) in respect of obtaining the Transaction Regulatory Approvals and to keep the other Party informed of the status of discussions relating to obtaining the Transaction Regulatory Approvals.

Employment Matters

Nomad has agreed that, prior to the Effective Time, it will cause, and will cause its subsidiaries to cause all directors and officers of Nomad and its subsidiaries to provide resignations and releases of all claims against Nomad or will terminate such officers effective as at the Effective Time.

Sandstorm has agreed to cause Nomad, its subsidiaries and any successor to Nomad to honour and comply with the terms of all of the severance payment obligations of Nomad or its subsidiaries under the existing employment, consulting, change of control and severance agreements of Nomad or its subsidiaries, in exchange for the execution of full and final releases of Nomad and its subsidiaries from all liability and obligations including in respect of the change of control entitlements in favour of Nomad and in form and substance satisfactory to Sandstorm, acting reasonably.

Indemnification and Insurance

Nomad may purchase pre-paid non-cancellable “tail” directors’ and officers’ liability insurance providing coverage for a period of six years from the Effective Date with respect to claims arising from or related to facts or events which occur on or prior to the Effective Date, provided that the total cost of such “tail” off directors’ and officers’ liability insurance shall not exceed 300% of the current annual aggregate premium for directors’ and officers’ liability insurance currently maintained by Nomad and its subsidiaries.

Other Covenants and Agreements

The Arrangement Agreement contains certain other covenants and agreements, including covenants relating to:

(a)	cooperation between Sandstorm and Nomad in connection with public announcements and Sandstorm Shareholder or Nomad Shareholder, as applicable, communications;

(b)	cooperation between Sandstorm and Nomad in the preparation and filing of this Circular and the Nomad Circular;

(c)

the use of commercially reasonable efforts by Nomad, and the cooperation from and use of commercially reasonable efforts by Sandstorm to assist Nomad, to obtain all necessary waivers, consents and approvals required to be obtained by Nomad from other third parties in order to complete the Arrangement;

(d)

other than as specified in the Arrangement Agreement, the use of commercially reasonable efforts by Nomad to effect such reorganization of its business, operations, subsidiaries and assets or such other transactions as Sandstorm may reasonably request prior to the Effective Date, provided that, in the event the Arrangement Agreement is terminated (other than by Sandstorm as a result of Nomad’s breach of its representations, warranties and covenants in the Arrangement Agreement), Sandstorm will reimburse all out-of-pocket costs, fees and expenses incurred by Nomad and its subsidiaries as well as indemnify and hold harmless Nomad and its subsidiaries for any and all liabilities, losses, damages, claims, penalties, awards, judgments and Taxes suffered by Nomad and its subsidiaries in connection with such reorganizations;

(e)

the use of commercially reasonable efforts by Nomad to make certain amendments to an agreement as set out in the Nomad Disclosure Letter on terms which are satisfactory to Sandstorm, acting reasonably;

(f)

each of Sandstorm and Nomad, as promptly as reasonably practicable, notifying each other in writing of any Transaction Litigation and keeping each other informed on a reasonably prompt basis regarding any such Transaction Litigation;

(g)

the use of commercially reasonable efforts by each of Sandstorm and Nomad, upon reasonable consultation with each other, to oppose or seek to lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend all lawsuits or other legal, regulatory or other proceedings against or relating to it challenging or affecting the Arrangement Agreement or the completion of the Arrangement;

(h)

Nomad providing Sandstorm with notice of receipt of any communication from any Nomad Shareholder in opposition to the Arrangement, written notice of dissent or purported exercise by any Nomad Shareholder of Dissent Rights;

(i)

the use of commercially reasonable efforts by Sandstorm to obtain conditional approval or equivalent of the listing and posting for trading on the TSX and the NYSE of the Consideration Shares, subject only to the satisfaction by Sandstorm of customary listing conditions of the TSX and the NYSE;

(j)	cooperation between Nomad and Sandstorm in taking all actions necessary to delist the Nomad Shares from the TSX, NYSE and FSE as promptly as practicable following the Effective Time;

(k)	the allotment and reservation by Sandstorm of a sufficient number of Sandstorm Shares to meet Sandstorm’s obligations under the Arrangement Agreement;

(l)

the use of commercially reasonable efforts by both Sandstorm and Nomad to ensure that the Consideration Shares and the Replacement Options issued pursuant to the Arrangement will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder and pursuant to similar exemptions from, or in transactions not subject to, applicable state securities laws;

(m)

Sandstorm carrying out the terms of the Interim Order and Final Order to the extent applicable and taking all necessary actions to give effect to the transactions contemplated in the Arrangement Agreement and the Plan of Arrangement;

(n)

the use of commercially reasonable efforts by Sandstorm to obtain, as soon as practicable following execution of the Arrangement Agreement, such financing (or commitments or agreements to provide such financing) that would be sufficient for Sandstorm to, immediately prior to, contemporaneously or concurrently with or, if permitted, following the completion of the Arrangement, (i) repay and discharge all of the indebtedness, obligations and liabilities of Nomad owing under the Nomad Credit Agreement, (ii) terminate the Nomad Credit Agreement and each of the Credit Documents (as defined in the Nomad Credit Agreement) and (iii) obtain releases and discharges of the security granted in connection with the Nomad Credit Agreement, it being understood that seeking to increase the credit facilities available to Sandstorm under its existing general corporate credit facilities will be deemed to be satisfying such commercially reasonable efforts, whether or not the lenders to such credit facilities agree to such increase; and

(o)

access by each Party to certain information about the other Party during the period prior to the Effective Time, including, in the case of Nomad, information about the BaseCore Transaction and the Spin-off Transaction, and the Parties’ agreement to keep information exchanged confidential.

Non-Solicitation Covenants

Nomad Non-Solicitation

Nomad has agreed, until the earlier of the Effective Time or the date, if any, on which the Arrangement Agreement is terminated pursuant to its terms, not to, and to cause its subsidiaries and Representatives not to, directly or indirectly, including through any other person:

(a)

make, initiate, solicit, promote, entertain or encourage (including by way of furnishing or affording access to information or entering into any form of agreement, arrangement or understanding), or take any other action that facilitates, directly or indirectly, any inquiry or the making of any inquiry, proposal or offer with respect to a Nomad Acquisition Proposal or that reasonably could be expected to constitute or lead to a Nomad Acquisition Proposal;

(b)

participate directly or indirectly in any discussions or negotiations with, furnish information to, or otherwise cooperate in any way with, any person (other than Sandstorm and its subsidiaries) regarding a Nomad Acquisition Proposal, or any inquiry, proposal or offer that reasonably could be expected to constitute or lead to a Nomad Acquisition Proposal;

(c)

remain neutral with respect to, or agree to, approve or recommend, or propose publicly to agree, approve or recommend any Nomad Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a Nomad Acquisition Proposal for a period exceeding three Business Days after such Nomad Acquisition Proposal has been publicly announced shall be deemed to constitute a violation of the Arrangement Agreement);

(d)	make or propose publicly to make a Nomad Change of Recommendation;

(e)

accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement effecting or related to any Nomad Acquisition Proposal or potential Nomad Acquisition Proposal (other than an Acceptable Confidentiality Agreement); or

(f)

make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the approval, recommendation or declaration of advisability of the Nomad Board of the transactions contemplated by the Arrangement Agreement.

Nomad has also agreed to, and to cause its subsidiaries and Representatives to, immediately cease and terminate any solicitation, encouragement, discussion, negotiation or other activities with any person (other than Sandstorm, its subsidiaries and their respective Representatives) conducted prior to the date of the Arrangement Agreement by Nomad, its subsidiaries or their respective Representatives with respect to any Nomad Acquisition Proposal or any inquiry, proposal or offer that reasonably could be expected to constitute or lead to a Nomad Acquisition Proposal. In addition, Nomad has agreed to immediately discontinue access to and disclosure of any of its confidential information, including access to any data room, virtual or otherwise, to any person (other than access by Sandstorm and its Representatives), and to request and use its commercially reasonable efforts to require the return or destruction of all confidential information regarding Nomad or its subsidiaries previously provided in connection therewith to any person (other than Sandstorm and its Representatives). Nomad must also enforce all confidentiality, standstill, non-disclosure or similar agreement, restrictions of covenants to which it or its subsidiaries is party.

If at any time prior to the Nomad Meeting, Nomad receives a bona fide written Nomad Acquisition Proposal from any person that was not solicited by Nomad and that did not result from a breach of the non-solicitation provisions of the Arrangement Agreement, and the Nomad Board determines in good faith, after consultation with its financial advisors and outside legal counsel that such Nomad Acquisition Proposal would, if consummated in accordance with its terms, constitute a Nomad Superior Proposal and failure to take such action would violate the fiduciary duties of such directors under applicable Law, and subject to compliance with the non-solicitation provisions of the Arrangement Agreement, then Nomad and its Representatives may (a) furnish information to such person pursuant to an Acceptable Confidentiality Agreement provided that (i) Nomad provides a copy of such agreement to Sandstorm promptly upon its execution and (ii) Nomad contemporaneously provides to Sandstorm any non-public information concerning Nomad that is provided to such person which was not previously provided to Sandstorm or its Representatives, and (b) participate in any discussions or negotiations regarding such Nomad Acquisition Proposal.

Nomad must promptly (and, in any event, within 24 hours) notify Sandstorm of any Nomad Acquisition Proposal, any inquiry that could reasonably be expected to constitute or lead to a Nomad Acquisition Proposal, or any request for non-public information relating to, or access to the properties, books or records of, Nomad in connection with a Nomad Acquisition Proposal. Nomad has also covenanted to keep Sandstorm promptly and fully informed of the status, developments and details of any such Nomad Acquisition Proposal, inquiry or request, including any material changes, modifications or other amendments thereto.

Except as expressly permitted by the Arrangement Agreement, neither the Nomad Board, nor any committee thereof will: (a) make a Nomad Change of Recommendation; (b) accept, approve, endorse or recommend or publicly propose to accept, approve, endorse or recommend any Nomad Acquisition Proposal; (c) permit Nomad to accept or enter into, or publicly propose to enter into (or permit any such actions in the case of the Nomad Board or any committee thereof), any letter of intent, memorandum of understanding or other Contract, agreement in principle, acquisition agreement, merger agreement or similar agreement or understanding (an “Acquisition Agreement”) with respect to any Nomad Acquisition Proposal; or (d) permit Nomad to accept or enter into any Contract requiring Nomad to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any person proposing a Nomad Acquisition Proposal in the event that Nomad completes the transactions contemplated by the Arrangement Agreement or any other transaction with Sandstorm or any of its affiliates.

If at any time prior to the Nomad Meeting, Nomad receives a bona fide Nomad Acquisition Proposal that the Nomad Board has determined is a Nomad Superior Proposal, then the Nomad Board may, prior to the Nomad Meeting, make a Nomad Change of Recommendation, but only if:

(a)

Nomad has given written notice to Sandstorm that it has received such Nomad Superior Proposal, and that the Nomad Board has determined that (i) such Nomad Acquisition Proposal constitutes a Nomad Superior Proposal and (ii) the Nomad Board intends to make a Nomad Change of Recommendation, promptly following the making of such determination, together with a summary of the material terms of any proposed Acquisition Agreement or other agreement relating to such Nomad Superior Proposal (together with a copy of such agreement and any ancillary agreements and supporting materials) to be executed with the person making such Nomad Superior Proposal, and, if applicable, a written notice from the Nomad Board regarding the value or range of values in financial terms that the Nomad Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered in the Nomad Superior Proposal;

(b)

a period of five full Business Days (the “Superior Proposal Notice Period”) will have elapsed from the later of (i) the date that Sandstorm received the notice from Nomad referred to in paragraph (a), and (ii) the date on which Sandstorm received the summary of material terms and copies of any proposed Acquisition Agreement;

(c)

Nomad did not breach any of the non-solicitation provisions of the Arrangement Agreement in connection with the preparation of making such Nomad Acquisition Proposal and has complied with non-solicitation and right to match provisions of the Arrangement Agreement; and

(d)

if Sandstorm has proposed to amend the terms of the Arrangement in accordance with its right to match contained in the Arrangement Agreement, the Nomad Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the Nomad Acquisition Proposal remains a Nomad Superior Proposal compared to the Arrangement as proposed to be amended by Sandstorm and has provided Sandstorm with full details of the basis on which such determination was made.

Notwithstanding any Nomad Change of Recommendation, unless the Arrangement Agreement has been terminated in accordance with its terms, Nomad must cause the Nomad Meeting to occur and the Arrangement Resolution to be put to the Nomad Shareholders thereat for consideration in accordance with the Arrangement Agreement, and Nomad must not submit to a vote of its shareholders any Nomad Acquisition Proposal other than the Arrangement Resolution prior to the termination of the Arrangement Agreement.

During a Superior Proposal Notice Period, Sandstorm has the right, but not the obligation, to propose to amend the terms of the Arrangement Agreement in order for such Nomad Acquisition Proposal to cease to be a Nomad Superior Proposal. If the Nomad Board determines that such Nomad Acquisition Proposal would cease to be a Nomad Superior Proposal as a result of the amendments proposed by Sandstorm, the Parties will amend the terms of the Arrangement Agreement and the Arrangement. If the Nomad Board continues to believe in good faith, after consultation with its financial advisors and outside legal counsel, that such Nomad Acquisition Proposal remains a Nomad Superior Proposal and therefore rejects Sandstorm’s offer to amend the Arrangement Agreement and the Arrangement, if any, Nomad may, subject to compliance with the other provisions of the Arrangement Agreement, make a Nomad Change of Recommendation. Each successive amendment to any Nomad Superior Proposal will constitute a new Nomad Superior Proposal for the purposes of the Arrangement Agreement, and Sandstorm will be afforded an additional Superior Proposal Notice Period in connection therewith.

The Nomad Board must reaffirm the Nomad Board Recommendation by news release promptly after (a) the Nomad Board has determined that any Nomad Acquisition Proposal is not a Nomad Superior Proposal if the Nomad Acquisition Proposal has been publicly announced or made; or (b) the Nomad Board makes the determination that a Nomad Acquisition Proposal that has been publicly announced or made and which previously constituted a Nomad Superior Proposal has ceased to be a Nomad Superior Proposal.

Nomad has also covenanted to not become a party to any Contract with any person subsequent to the date of the Arrangement Agreement that limits or prohibits Nomad from (a) providing or making available to Sandstorm and its affiliates and Representatives any information provided or made available to such person or its officers, directors, employees, consultants, advisors, agents or other representatives (including solicitors, accountants, investment bankers and financial advisors) pursuant to any confidentiality agreement described in the non-solicitation covenants of the Arrangement Agreement or (b) providing Sandstorm and its affiliates and Representatives with any other information required to be given to it by Nomad under the non-solicitation covenants of the Arrangement Agreement.

Sandstorm Non-Solicitation

Sandstorm has agreed, until the earlier of the Effective Time or the date, if any, on which the Arrangement Agreement is terminated pursuant to its terms, not to, and to cause its subsidiaries and Representatives not to, directly or indirectly, including through any other person, make, initiate, solicit, promote, entertain or knowingly encourage (including by way of furnishing or affording access to information or entering into any form of agreement, arrangement or understanding), or take any other action that facilitates, directly or indirectly, any inquiry or the making of any inquiry, proposal or offer with respect to a Sandstorm Acquisition Proposal or that reasonably could be expected to constitute or lead to a Sandstorm Acquisition Proposal.

Sandstorm has also agreed to, and to cause its subsidiaries and Representatives to, immediately cease and terminate any solicitation, encouragement, discussion, negotiation or other activities with any person (other than Nomad, its subsidiaries and their respective Representatives) conducted prior to the date of the Arrangement Agreement by Sandstorm, its subsidiaries or their respective Representatives with respect to any Sandstorm Acquisition Proposal or any inquiry, proposal or offer that reasonably could be expected to constitute or lead to a Sandstorm Acquisition Proposal. In addition, Sandstorm has agreed to immediately discontinue access to and disclosure of any of its confidential information, including access to any data room, virtual or otherwise, to any person (other than access by Nomad and its Representatives), and to request and use its commercially reasonable efforts to require the return or destruction of all confidential information regarding Sandstorm or its subsidiaries previously provided in connection therewith to any person (other than Nomad and its Representatives).

In addition, Sandstorm has agreed that it will not fail to make, or withdraw, amend, modify or qualify, in a manner adverse to Nomad or fail to publicly reaffirm (without qualification) the Sandstorm Board Recommendation within three Business Days (and in any case prior to the Nomad Meeting) after having been requested in writing by Nomad to do so (acting reasonably). Notwithstanding the foregoing, if the Sandstorm Board, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that a Sandstorm Acquisition Proposal made after the date of the Arrangement Agreement is a Sandstorm Superior Proposal and that it could reasonably be expected to result in a violation of its fiduciary duties under applicable Law to continue to recommend that Sandstorm Shareholders vote in favour of the Sandstorm Shareholder Resolution, then the Sandstorm Board may submit the Sandstorm Shareholder Resolution to the Sandstorm Shareholders without recommendation, or may change the Sandstorm Board Recommendation (a “Sandstorm Change of Recommendation”), in which event the Sandstorm Board may communicate the basis for its lack of recommendation or change in the Sandstorm Board Recommendation to the Sandstorm Shareholders in this Circular, an amendment or supplement thereto or in such other manner as permitted, and to the extent required, by law.

Notwithstanding any Sandstorm Change of Recommendation, unless the Arrangement Agreement has been terminated in accordance with its terms, Sandstorm will cause the Sandstorm Meeting to occur and the Sandstorm Shareholder Resolution to be put to the Sandstorm Shareholders thereat for consideration in accordance with the Arrangement Agreement.

Conditions to the Arrangement Becoming Effective

Mutual Conditions

The respective obligations of Sandstorm and Nomad to complete the Arrangement are subject to the satisfaction of the following conditions on or before the Effective Date, each of which are for the mutual benefit of the Parties and which may be waived, in whole or in part, by the mutual consent of Sandstorm and Nomad at any time:

(a)	the Arrangement Resolution has been approved by the Nomad Shareholders at the Nomad Meeting in accordance with the Interim Order and applicable Laws;

(b)	the Sandstorm Shareholder Resolution has been approved by the Sandstorm Shareholders at the Sandstorm Meeting in accordance with applicable Laws;

(c)

each of the Interim Order and Final Order have been obtained in form and substance satisfactory to each of Nomad and Sandstorm, each acting reasonably, and have not been set aside or modified in any manner unacceptable to either Nomad or Sandstorm, each acting reasonably, on appeal or otherwise;

(d)	the Transaction Regulatory Approvals have been obtained and be in full force and effect;

(e)

no Law has been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceedings have otherwise been threatened or taken under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement or could reasonably be expected to do so;

(f)

the Consideration Shares are (i) exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and pursuant to exemptions from applicable state securities laws, (ii) freely transferable under applicable U.S. Securities Laws (other than as applicable to persons who are, have been within 90 days of the Effective Time, or, at the Effective Time become, “affiliates” of Sandstorm, as such term is defined in Rule 144 under the U.S. Securities Act), and (iii) registered to the extent required by Section 12(g) of the U.S. Exchange Act;

(g)

the Replacement Options to be issued to holders of Nomad Options in exchange for their Nomad Options pursuant to the Plan of Arrangement are exempt from the registration requirements of the U.S. Securities Act in reliance upon the exemption under Section 3(a)(10) thereof; and

(h)	the Arrangement Agreement has not been terminated in accordance with its terms.

Conditions Precedent to the Obligations of Nomad

The obligation of Nomad to complete the Arrangement is subject to the satisfaction of the following additional conditions on or before the Effective Date, each of which is for the exclusive benefit of Nomad and which may be waived by Nomad at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Nomad may have:

(a)	Sandstorm will have complied in all material respects with its obligations, covenants and agreements in the Arrangement Agreement to be performed and complied with on or before the Effective Date;

(b)

the representations and warranties of Sandstorm in the Arrangement Agreement regarding (i) organization and qualification and authority relative to the Arrangement Agreement will be true and correct as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, the accuracy of which shall be determined as of that specified date), (ii) capitalization will be true and correct (other than de minimis inaccuracies) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, the accuracy of which will be determined as of that specified date), and (iii) all other representations and warranties of Sandstorm in the Arrangement Agreement will be true and correct (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained in the Arrangement Agreement with respect to such representations and warranties) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, the accuracy of which will be determined as of that specified date), except for breaches of representations and warranties which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(c)

since the date of the Arrangement Agreement, there will not have occurred, or have been disclosed to the public (if previously undisclosed to the public) a Material Adverse Effect with respect to Sandstorm;

(d)	Sandstorm will have complied with its obligations to pay the Consideration and the Depositary will have confirmed receipt of the Consideration Shares; and

(e)	Nomad will have received a certificate from a senior officer of Sandstorm dated the Effective Date, certifying that the conditions set out in (a), (b) and (c) above have been satisfied.

Conditions Precedent to the Obligations of Sandstorm

The obligation of Sandstorm to complete the Arrangement is subject to the satisfaction of the following additional conditions on or before the Effective Date, each of which is for the exclusive benefit of Sandstorm and which may be waived by Sandstorm at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Sandstorm may have:

(a)	Nomad will have complied in all material respects with its obligations, covenants and agreements in the Arrangement Agreement to be performed and complied with on or before the Effective Date;

(b)

the representations and warranties of Nomad in the Arrangement Agreement regarding (i) organization and qualification, authority relative to the Arrangement Agreement and certain matters relating to Nomad’s royalty, stream and other interests, will be true and correct as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, the accuracy of which shall be determined as of that specified date), (ii) capitalization will be true and correct (other than de minimis inaccuracies) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, the accuracy of which will be determined as of that specified date), and (iii) all other representations and warranties of Nomad in the Arrangement Agreement will be true and correct (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained in the Arrangement Agreement with respect to such representations and warranties) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, the accuracy of which will be determined as of that specified date), except for breaches of representations and warranties which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(c)

Nomad Shareholders will not have exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, in connection with the Arrangement (other than Nomad Shareholders representing not more than 5% of the Nomad Shares then outstanding);

(d)

since the date of the Arrangement Agreement, there will not have occurred, or have been disclosed to the public (if previously undisclosed to the public) a Material Adverse Effect with respect to Nomad;

(e)	Sandstorm will have received a certificate from a senior officer of Nomad dated the Effective Date, certifying that the conditions set out in (a) – (d) above have been satisfied;

(f)

all waivers, amendments, consents, permits, approvals, releases, licenses or authorizations under or pursuant to any Nomad Material Contract as set out in the Nomad Disclosure Letter which Sandstorm has determined are necessary in connection with the completion of the Arrangement will have been obtained on terms which are satisfactory to Sandstorm, acting reasonably;

(g)	the Plan of Arrangement will not have been modified or amended in a manner adverse to Sandstorm without Sandstorm’s consent in its sole and absolute discretion; and

(h)

there will not be pending or threatened in writing any Proceeding by any Governmental Authority or any other person that is reasonably likely to result in any (i) prohibition or restriction on the acquisition by Sandstorm of any Nomad Shares or the completion of the Arrangement or any person obtaining from any of the Parties any material damages directly in connection with the Arrangement; (ii) prohibition or material limit on the ownership by Sandstorm of Nomad or any material portion of its businesses; or (iii) imposition of limitations on the ability of Sandstorm to complete the Arrangement or acquire or hold, or exercise full rights of ownership of, any Nomad Shares, including the right to vote such Nomad Shares.

Termination

The Arrangement Agreement may be terminated prior to the Effective Time in certain circumstances, including:

(a)	by mutual written agreement of Sandstorm and Nomad;

(b)	by Sandstorm or Nomad, if

(i)

the Effective Time does not occur on or before the Outside Date, except that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been a principal cause of, or resulted in, such failure;

(ii)

if the Nomad Meeting is held and the Arrangement Resolution is not approved by the Nomad Shareholders in accordance with applicable Laws and the Interim Order, except that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been a principal cause of, or resulted in, such failure;

(iii)

if the Sandstorm Meeting is held and the Sandstorm Shareholder Resolution is not approved by the Sandstorm Shareholders in accordance with applicable Laws, except that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been a principal cause of, or resulted in, such failure; or

(iv)

if any Law is enacted or made that remains in effect and that makes the completion of the Arrangement or the transactions contemplated by the Arrangement Agreement illegal or otherwise prohibited, and such Law has become final and non-appealable;

(c)	by Sandstorm, if

(i)	the Nomad Board or any other committee thereof makes a Nomad Change of Recommendation;

(ii)	Nomad breaches its non-solicitation covenants in the Arrangement Agreement in any material respect;

(iii)

subject to compliance with the notice and cure provisions in the Arrangement Agreement, Nomad breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, which breach would cause any of the mutual conditions precedent or the conditions precedent to the obligations of Sandstorm not to be satisfied, and such breach is incapable of being cured or is not cured in accordance with the notice and cure provisions of the Arrangement Agreement, provided, however, that any wilful breach will be deemed incapable of being cured and Sandstorm is not then in breach of the Arrangement Agreement; or

(iv)

Sandstorm has determined in its sole and absolute discretion that a Material Adverse Effect, or any event, occurrence, circumstance or development that could reasonably be expected to be a Material Adverse Effect, has occurred, in either case with respect to Nomad; and

(d)	by Nomad, if

(i)

subject to compliance with the notice and cure provisions in the Arrangement Agreement, Sandstorm breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, which breach would cause any of the mutual conditions precedent or the conditions precedent to the obligations of Nomad not to be satisfied, and such breach is incapable of being cured or is not cured in accordance with the notice and cure provisions of the Arrangement Agreement, provided, however, that any wilful breach will be deemed incapable of being cured and Nomad is not then in breach of the Arrangement Agreement; or

(ii)

Nomad has determined in its sole and absolute discretion that a Material Adverse Effect, or any event, occurrence, circumstance or development that could reasonably be expected to be a Material Adverse Effect, has occurred, in either case with respect to Sandstorm.

Termination Fee Payable by Nomad

Sandstorm is entitled to be paid the Termination Fee upon the occurrence of any of the following events:

(a)

a Nomad Acquisition Proposal will have been made public or proposed publicly to Nomad or the Nomad Shareholders after the date of the Arrangement Agreement and not withdrawn at least ten Business Days prior to the Nomad Meeting, and: (i) either Party will have exercised its respective termination right if the Effective Time has not occurred on or before the Outside Date or if the Nomad Meeting is held and Nomad Shareholder Approval is not received, or Sandstorm will have exercised its termination right if Nomad is in breach of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, but only, in the case of such termination by Sandstorm, in the event of a termination due to a wilful or intentional breach or fraud by Nomad, and (ii) Nomad will have (A) completed any Nomad Acquisition Proposal within 12 months after the Arrangement Agreement is terminated or (B) entered into an Acquisition Agreement in respect of any Nomad Acquisition Proposal or the Nomad Board will have recommended any Nomad Acquisition Proposal, in each case, within 12 months after the Arrangement Agreement is terminated, which Nomad Acquisition Proposal in either case, as it may be modified or amended, is subsequently completed (whether before or after the expiry of such 12-month period), provided, however, that for the purposes of this paragraph, all references to “20%” in the definition of Nomad Acquisition Proposal will be changed to “50%”;

(b)	the Arrangement Agreement is terminated by Sandstorm due to a Nomad Change of Recommendation;

(c)

the Arrangement Agreement is terminated by either Sandstorm or Nomad if the Nomad Meeting is held and the Arrangement Resolution is not approved by the Nomad Shareholders, following a Nomad Change of Recommendation; or

(d)	the Arrangement Agreement is terminated by Sandstorm due to Nomad breaching its non-solicitation covenants in the Arrangement Agreement.

Termination Fee Payable by Sandstorm

Nomad is entitled to be paid the Sandstorm Termination Fee if Sandstorm has made a Sandstorm Change of Recommendation on the basis that the Sandstorm Board has concluded that a Sandstorm Acquisition Proposal that been made public or proposed publicly to Sandstorm or the Sandstorm Shareholders after the date of the Arrangement Agreement and prior to the Sandstorm Meeting is a Sandstorm Superior Proposal and either Nomad or Sandstorm has exercised its respective termination right if the Sandstorm Meeting is held and the Sandstorm Shareholder Approval is not received following such Sandstorm Change of Recommendation.

Expense Reimbursement by Sandstorm

If the Arrangement Agreement is terminated by Sandstorm or Nomad as a result of the Sandstorm Shareholder Resolution not being approved by the Sandstorm Shareholders at the Sandstorm Meeting in circumstances where the Sandstorm Termination Fee would not be payable pursuant to the Arrangement Agreement, Sandstorm will reimburse Nomad for all reasonable out-of-pocket costs and expenses (including reasonable legal and other advisor fees and filing fees) incurred by Nomad and its subsidiaries in connection with or related to the preparation, negotiation, execution and performance of all other matters related to the Arrangement and other transactions contemplated by the Arrangement Agreement up to a maximum of US$2 million (the “Sandstorm Expenses Reimbursement”).

Amendments

Subject to the terms of the Interim Order, the Plan of Arrangement and applicable Laws, the Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Nomad Meeting but not later than the Effective Time, be amended by written agreement of the Parties without, further notice to or authorization on the part of the Nomad Shareholders, and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation, term or provision contained in, or in any document delivered pursuant to, the Arrangement Agreement; or

(c)	waive compliance with or modify any of the conditions precedent or any of the covenants in the Arrangement Agreement or waive or modify performance of any of the obligations of the Parties,

provided, however, that no such amendment may reduce or materially affect the consideration to be received by the Nomad Shareholders under the Arrangement without their approval at the Nomad Meeting or, following the Nomad Meeting, without their approval given in the same manner as required by applicable Laws for the approval of the Arrangement as may be required by the Court.

The Voting and Support Agreements

The following summarizes material provisions of the D&O Support Agreements and Orion Support Agreements. This summary may not contain all information about such agreements that is important to Sandstorm Shareholders. The rights and obligations of the parties thereto are governed by the express terms and conditions of the D&O Support Agreements and Orion Support Agreements and not by this summary or any other information contained in this Circular. Sandstorm Shareholders are urged to read the D&O Support Agreements and Orion Support Agreements carefully in their entirety, as well as this Circular, before making any decisions regarding the Arrangement. This summary is qualified in its entirety by reference to the D&O Support Agreements and Orion Support Agreements, which have been filed by Sandstorm on its SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

Pursuant to the Arrangement Agreement, Nomad agreed to deliver the Nomad Support Agreements from each of the Supporting Nomad Shareholders and the Orion Support Agreements from each of the Orion Entities, and Sandstorm agreed to deliver the Sandstorm Support Agreements from each of the Supporting Sandstorm Shareholders. On May 1, 2022, (i) each of the Supporting Nomad Shareholders entered into a Nomad Support Agreement with Sandstorm; (ii) each of the Orion Entities entered into an Orion Support Agreement with Sandstorm; and (iii) each of the Supporting Sandstorm Shareholders entered into a Sandstorm Support Agreement with Nomad.

As of July 8, 2022, the Supporting Nomad Shareholders and their related parties or joint actors collectively owned, directly or indirectly, or exercised control or direction over, an aggregate of 1,496,284 Nomad Shares, 1,385,818 Nomad Options, 218,630 Nomad RSUs, 123,045 Nomad PSUs and 236,980 Nomad DSUs, representing approximately 2.4% of the outstanding Nomad Shares on a non-diluted basis and approximately 5.5% of the outstanding Nomad Shares on a partially-diluted basis, assuming the exercise or vesting of their Nomad Options, Nomad RSUs, Nomad PSUs and Nomad DSUs.

As of July 8, 2022, the Orion Entities collectively owned, directly or indirectly, or exercised control or direction over, an aggregate of 39,645,596 Nomad Shares, representing approximately 64.5% of the outstanding Nomad Shares on a non-diluted basis.

As of July 8, 2022, the Supporting Sandstorm Shareholders collectively, owned, directly or indirectly, or exercised control or direction over, an aggregate of 3,002,678 Sandstorm Shares, 8,560,999 Sandstorm Options and 969,049 Sandstorm RSRs, representing approximately 1.5% of the outstanding Sandstorm Shares on a non-diluted basis and approximately 6.1% of the outstanding Sandstorm Shares on a partially-diluted basis, assuming the exercise or vesting of their Sandstorm Options and Sandstorm RSRs.

General Covenants

The D&O Support Agreements set forth, among other things, the agreement of the Supporting Nomad Shareholders and Supporting Sandstorm Shareholders to (a) vote all of their securities entitled to vote in favour of the approval of the Arrangement Resolution or the Sandstorm Shareholder Resolution, as applicable, and any other matter necessary for the consummation of the Arrangement; (b) vote all of their securities entitled to vote against any Nomad Acquisition Proposal or any Sandstorm Acquisition Proposal, as applicable, and/or any matter that could reasonably be expected to delay, prevent, impeded or frustrate the successful completion of the Arrangement (the “Prohibited Matters”); (c) revoke any and all previous proxies granted or VIFs or other voting documents delivered that may conflict or be inconsistent with the D&O Support Agreements; (d) not to, directly or indirectly, sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each a “Transfer”), or enter into any agreement, option or other arrangement with respect to the Transfer of, any relevant securities to any person, other than pursuant to the Arrangement Agreement, or grant any proxies or power of attorney, deposit any relevant securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, other than pursuant to the D&O Support Agreements; (e) not take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of the transactions contemplated by the Arrangement Agreement; and (f) cooperate with Nomad and Sandstorm to successfully complete the Arrangement and the D&O Support Agreements and oppose any of the Prohibited Matters.

The Orion Support Agreements set forth, among other things, the irrevocable covenant and agreement of the Orion Entities to, except with the prior written consent of Sandstorm, (a) irrevocably vote all of their securities entitled to vote in favour of the approval of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement; (b) vote all of their securities entitled to vote against any of the Prohibited Matters; (c) revoke any and all previous proxies granted or VIFs or other voting documents delivered that may conflict or be inconsistent with the Orion Support Agreements; (d) not Transfer, or enter into any agreement, option or other arrangement with respect to the Transfer of, any relevant securities to any person, other than pursuant to the Arrangement Agreement, or grant any proxies or power of attorney, deposit any relevant securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, other than pursuant to Orion Support Agreements, provided that following completion of the Sandstorm Meeting, the Orion Entities may Transfer all or any portion of the relevant securities, in whole or in part, and in one or multiple transactions, and upon the Transfer of the relevant securities the provisions of the Orion Support Agreements will no longer apply to such securities and the Orion Entities will no longer be bound by any of the provisions in the Orion Support Agreements with respect to such securities; (e) not take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of the transactions contemplated by the Arrangement Agreement; and (f) cooperate with Nomad and Sandstorm to successfully complete the Arrangement and the Orion Support Agreements and to oppose any of the Prohibited Matters.

Supporting Nomad Shareholders further agreed pursuant to the Nomad Support Agreements to not exercise any Dissent Rights, rights of appraisal or any other rights or remedies, as applicable, in connection with the Arrangement.

The Orion Entities further agreed pursuant to the Orion Support Agreements to (a) irrevocably waive any Dissent Rights, rights of appraisal or any other rights or remedies, as applicable, in connection with the Arrangement, provided that Sandstorm is not in breach of the Orion Support Agreements or the Arrangement Agreement; and (b) support the completion of an alternative transaction (being a form of transaction other than the Plan of Arrangement pursuant to the Arrangement Agreement (including, without limitation, a take-over bid) whereby Sandstorm and/or its affiliates would effectively acquire all of the Nomad Shares held by the Orion Entities on economic terms and other terms and conditions having consequences to the Orion Entities that, in their opinion acting reasonably, are equivalent to or better than those contemplated by the Arrangement Agreement) in the same manner as the Orion Support Agreements provide with respect to the Arrangement, including, in the case of a take-over bid, by causing all of the Orion Entities’ Nomad Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Orion Entities’ Nomad Shares from such take-over bid except in the event of the termination of the Orion Support Agreements in accordance with their terms.

Non-Solicitation Covenants

Supporting Nomad Shareholders agreed pursuant to the Nomad Support Agreements to (a) not, directly or indirectly, through any officer, director, employee, representative, agent or otherwise, and will not permit any such person to: (i) make, initiate, solicit, promote, entertain or encourage (including by way of furnishing or affording access to information or entering into any form of agreement, arrangement or understanding), or take any other action that facilitates, directly or indirectly, any inquiry or the making of any inquiry, proposal or offer with respect to a Nomad Acquisition Proposal or that reasonably could be expected to constitute or lead to a Nomad Acquisition Proposal; (ii) participate, directly or indirectly, in any discussions or negotiations with, furnish information to, or otherwise co-operate in any way with, any person (other than Sandstorm and its subsidiaries) regarding a Nomad Acquisition Proposal or any inquiry, proposal or offer that reasonably could be expected to constitute or lead to a Nomad Acquisition Proposal; (iii) remain neutral with respect to, or agree to, accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any Nomad Acquisition Proposal; (iv) withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify support for the Arrangement; or (v) accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement effecting or related to any Nomad Acquisition Proposal or potential Nomad Acquisition Proposal; and (b) immediately cease and cause to be terminated any existing solicitation, encouragement, discussion, negotiation or any other activities with any person (other than Sandstorm) conducted prior to the date of the Nomad Support Agreements by the Supporting Nomad Shareholders or, if applicable, any of their officers, directors, employees, representatives or agents, with respect to any potential Nomad Acquisition Proposal, or any inquiry, proposal or offer that reasonably could be expected to constitute or lead to a Nomad Acquisition Proposal.

Supporting Sandstorm Shareholders agreed pursuant to the Sandstorm Support Agreements to (a) not, directly or indirectly, through any officer, director, employee, representative, agent or otherwise, and will not permit any such person to make, initiate, solicit, promote, entertain or encourage (including by way of furnishing or affording access to information or entering into any form of agreement, arrangement or understanding), or take any other action that facilitates, directly or indirectly, any inquiry or the making of any inquiry, proposal or offer with respect to a Sandstorm Acquisition Proposal or that reasonably could be expected to constitute or lead to a Sandstorm Acquisition Proposal; and (b) immediately cease and cause to be terminated any existing solicitation, encouragement, discussion, negotiation or any other activities with any person (other than Nomad) conducted prior to the date of the Sandstorm Support Agreements by the Supporting Sandstorm Shareholders or, if applicable, any of their officers, directors, employees, representatives or agents, with respect to any potential Sandstorm Acquisition Proposal, or any inquiry, proposal or offer that reasonably could be expected to constitute or lead to a Sandstorm Acquisition Proposal.

The Orion Entities agreed pursuant to the Orion Support Agreements to (a) not, directly or indirectly, through any officer, director, employee, representative, agent or otherwise, and will not permit any such person to: (i) make, initiate, solicit, promote, entertain or encourage (including by way of furnishing or affording access to information or entering into any form of agreement, arrangement or understanding), or take any other action that facilitates, directly or indirectly, any inquiry or the making of any inquiry, proposal or offer with respect to a Nomad Acquisition Proposal or that reasonably could be expected to constitute or lead to a Nomad Acquisition Proposal; (ii) participate, directly or indirectly, in any discussions or negotiations with, furnish information to, or otherwise co-operate in any way with, any person (other than Sandstorm and its subsidiaries) regarding a Nomad Acquisition Proposal or any inquiry, proposal or offer that reasonably could be expected to constitute or lead to a Nomad Acquisition Proposal; (iii) agree to, accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any Nomad Acquisition Proposal; or (iv) accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement effecting or related to any Nomad Acquisition Proposal or potential Nomad Acquisition Proposal; and (b) immediately cease and cause to be terminated any existing solicitation, encouragement, discussion, negotiation or any other activities with any person (other than Sandstorm) conducted prior to the date of the Nomad Support Agreements by the Supporting Nomad Shareholders or, if applicable, any of their officers, directors, employees, representatives or agents, with respect to any potential Nomad Acquisition Proposal, or any inquiry, proposal or offer that reasonably could be expected to constitute or lead to a Nomad Acquisition Proposal.

Fiduciary Obligations

Notwithstanding the above, pursuant to the D&O Support Agreements, Sandstorm and Nomad, as applicable, have agreed and acknowledged that each of the Supporting Nomad Shareholders and Supporting Sandstorm Shareholders, as applicable, are bound to their respective D&O Support Agreements solely in their capacity as a securityholder of Nomad or Sandstorm, as applicable, and that if the Supporting Nomad Shareholder or Supporting Sandstorm Shareholder or a director or officer of the Supporting Nomad Shareholder or Supporting Sandstorm Shareholder (or any of their respective affiliates), as applicable, is also a director of Nomad or Sandstorm, as applicable, such individual will be entitled to exercise his or her fiduciary duties in his or her capacity as a director of Nomad or Sandstorm, as applicable. Nothing in the D&O Support Agreements prohibits such individual from exercising his or her duties as a director of Nomad or Sandstorm, as applicable, including engaging in discussions or negotiations in his or her capacity as a director of and on behalf of Nomad or Sandstorm, as applicable.

If a director or officer of any of the Orion Entities (or any of their affiliates) is also a director of Nomad, such individual will be entitled to exercise his or her fiduciary duties in his or her capacity as a director of Nomad, and nothing in the Orion Support Agreements prohibits such individual from exercising his or her duties as a director of Nomad, including engaging in discussions or negotiations in his or her capacity as a director of and on behalf of Nomad. The exercise of such fiduciary duties by such individual will not in any way diminish the Orion Entities’ obligations under the Orion Support Agreements.

Termination

The D&O Support Agreements may be terminated: (a) upon mutual written agreement; (b) by any party to the applicable D&O Support Agreement if any representation or warranty of any other party is not true and correct in all material respects or any other party has not complied with its covenants contained in the applicable D&O Support Agreement in all material respects; or (c) automatically on the earlier of (i) the termination of the Arrangement Agreement in accordance with its terms and (ii) the Effective Time. In addition, the Nomad Support Agreements may be terminated by the Supporting Nomad Shareholders if the terms of the Arrangement Agreement are amended in any manner to provide for less consideration than is provided for at the date of the Nomad Support Agreements.

The Orion Support Agreements may be terminated: (a) upon mutual written agreement; (b) by Sandstorm if any representation or warranty of the Orion Entities is not true and correct in all material respects or the Orion Entities have not complied with their covenants contained in the Orion Support Agreements; (c) upon the termination of the Arrangement Agreement in accordance with its terms; (d) by the Orion Entities if Sandstorm, without the prior written consent of the Orion Entities, varies the terms of the Arrangement Agreement or the Plan of Arrangement; (e) by the Orion Entities if the Arrangement is not completed by the date that is 150 days from the date of the Orion Support Agreements; or (f) by either Sandstorm or the Orion Entities if Sandstorm makes a Sandstorm Change of Recommendation.

Information Concerning Parties to the Arrangement

Information Concerning Sandstorm

Sandstorm is a gold streaming and royalty company which generates its revenue primarily from the sale of gold and other metals and from the receipt of royalty payments. Sandstorm is a growth-focused company that seeks to acquire royalties and gold and other metals purchase agreements from companies which have advanced stage development projects or operating mines. Sandstorm is focused on acquiring streams and royalties on mines with low production costs, significant exploration potential and strong management teams.

Additional information with respect to the business and affairs of Sandstorm is attached to this Circular as “Appendix C – Information Concerning Sandstorm”.

Information Concerning Nomad

Nomad is a gold and silver stream and royalty company that purchases rights to a certain percentage of the gold or silver produced from a mine, generally for the life of the mine. Nomad owns a portfolio of 21 royalty, stream and other assets, of which eight are on currently producing mines. Nomad plans to grow its low-cost production profile through the acquisition of additional producing and near-term producing gold and silver streams and royalties and intends to focus on a high degree of diversification both in terms of the number of assets and jurisdictions.

Additional information with respect to the business and affairs of Nomad is attached to this Circular as “Appendix B – Information Concerning Nomad”.

Information Concerning Sandstorm Following Completion of the Arrangement

On completion of the Arrangement, Sandstorm will directly own all of the outstanding Nomad Shares and Nomad will be a wholly-owned subsidiary of Sandstorm. Following completion of the Arrangement, existing Sandstorm Shareholders and Nomad Shareholders are expected to own approximately 73% and 27% of Sandstorm on a non-diluted basis, respectively, in each case based on the number of Sandstorm Shares and Nomad Shares issued and outstanding on July 8, 2022, taking into account the number of Nomad Shares issuable under the Nomad DRIP as of such date and assuming completion of the BaseCore Transaction.

Upon completion of the Arrangement and assuming completion of the BaseCore Transaction and the Spin-off Transaction, Sandstorm’s material mineral properties for the purposes of NI 43-101 will be its remaining stream or royalty interests in the Hod Maden Project and the Antamina mine.

Additional information with respect to the business and affairs of Sandstorm following the Arrangement is attached to this Circular as “Appendix D – Information Concerning Sandstorm Following Completion of the Arrangement”.

Other Information

Interests of Informed Persons in Material Transactions

On February 17, 2022, the Company announced that it has signed the LOI with RNP whereby RNP will acquire certain non-royalty and non-stream assets from Sandstorm, including the Company’s 30% equity interest in the Hod Maden Project. See “Appendix C – Information Concerning Sandstorm – Recent Developments – Spin-off Transaction” attached to this Circular for further details relating to the Spin-off Transaction.

Nolan Watson is the President, Chief Executive Officer and a director of the Company. He is also a director and the Chairman of RNP. Mr. Watson abstained from voting with respect to the approval of the Spin-off Transaction by the Sandstorm Board and by the board of directors of RNP.

Certain of the Company’s directors and officers and/or their associates own common shares and/or warrants of RNP. In addition, certain of the Company’s directors and officers and/or their associates participated in the recently closed subscription receipts financing conducted by RNP. Upon closing of the Spin-off Transaction, each subscription receipt held by these persons will be automatically converted into one common share and one non-transferable share purchase warrant of RNP. Each of these persons is independent of RNP (with the exception of Mr. Watson) and each currently holds (or, in the case of the subscription receipts, will hold) less than 1% of the outstanding common shares of RNP.

Other than as set forth above and as disclosed in this Circular and the documents incorporated by reference herein, no informed person (as defined in NI 51-102) of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

Interests of Certain Persons in Matters to be Acted upon

Other than as disclosed in this Circular, none of Sandstorm, Sandstorm’s directors or executive officers, or anyone associated or affiliated with any of them, has or had a material interest in any item of business at the Sandstorm Meeting. A material interest is one that could reasonably interfere with the ability to make independent decisions.

Auditors

The independent auditors of Sandstorm is PricewaterhouseCoopers LLP located at Suite 1400 – 250 Howe St, Vancouver, British Columbia V6C 3S7. The independent auditor of Nomad is PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, located at Suite 2500 – 1250 René-Lévesque Boulevard West, Montréal, Quebec H3B 4Y1. The auditor of the BaseCore Financial Statements is Deloitte LLP.

Interest of Experts

The Sandstorm Annual Financial Statements and Nomad Annual Financial Statements incorporated by reference in this Circular have been audited by PricewaterhouseCoopers LLP, as stated in their reports which are also incorporated herein by reference. PricewaterhouseCoopers LLP is independent with respect to Sandstorm in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia and has complied with the SEC’s rule on auditor independence and Rule 3520 Auditor Independence of the PCAOB. PricewaterhouseCoopers LLP is independent with respect to Nomad in accordance with the Code of Ethics of Chartered Professional Accountants (Québec) and has complied with the SEC’s rule on auditor independence and Rule 3520 Auditor Independence of the PCAOB.

The BaseCore Financial Statements included in “Appendix G – BaseCore Financial Statements” attached to this Circular have been audited by Deloitte LLP, as stated in their reports which are also included herein. Deloitte LLP is independent with respect to the BaseCore Royalty Package within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

BMO Capital Markets is named as having prepared or certified a report, statement or opinion in this Circular, specifically the BMO Fairness Opinion. See “The Arrangement – BMO Fairness Opinion”. Except for the fees to be paid to BMO Capital Markets, a substantial portion of which is contingent on completion of the Arrangement, to the knowledge of Sandstorm, none of the financial advisors, the directors, officers, employees and partners, as applicable, beneficially owns, directly or indirectly, 1% or more of the outstanding securities of Sandstorm or any of its associates or affiliates, has received or will receive any direct or indirect interests in the property of Sandstorm or any of its associates or affiliates, or is expected to be elected, appointed or employed as a director, officer or employee of Sandstorm or any associate or affiliate thereof.

Peter Allen, BEng (Metallurgy), MAusIMM of GR Engineering Services, Chris Arnold, FAusIMM and Simon Kusabs, FAusIMM of AMC Consultants Pty Ltd., Goktug Evin, SME Registered Member of SRK Consulting (US), Zafir Ekmekci, SME Registered Member of Hacettepe Mineral Teknolojileri Ltd., Ömer Ardıç, P.E., SME Registered Member, MAIG of INR Consulting and Engineering Inc., and Paul Newling, FAusIMM, CP(Met) of NewPro Consulting and Engineering Services have acted as Qualified Persons on the Hod Maden Report and have reviewed and approved the information related to the Hod Maden Project contained in this Circular, or incorporated by reference herein. Imola Götz, M.Sc., P.Eng, F.E.C., Vice President, Mining & Engineering of Sandstorm, who is a Qualified Person under NI 43-101, has reviewed and approved the information related to the processing plant design and operating cost estimate for the process plant and infrastructure in sections 1.10, 1.12; 17; 21.4 to 21.5; 25.2 and 25.3 as well as all portions relating to tailings storage facility design associated matters, section 18.5 and the relevant sections of 1, 3, 21, and 25 to 27 of the Hod Maden Report contained in this Circular or incorporated by reference herein.

The scientific and technical information in respect of the Antamina mine, and except as otherwise provided in this Circular, all other scientific and technical information of Sandstorm in this Circular, or incorporated by reference in “Appendix C – Information Concerning Sandstorm” attached to this Circular, have been reviewed and approved by Imola Götz, M.Sc., P.Eng, F.E.C., Vice President, Mining & Engineering of Sandstorm.

All scientific and technical information of Nomad other than scientific and technical information relating to the Blyvoor Gold Mine in this Circular or incorporated by reference in “Appendix B – Information Concerning Nomad” attached to this Circular has been reviewed and approved by Vincent Cardin-Tremblay, P.Geo, Vice President, Geology of Nomad, who is a Qualified Person under NI 43-101. Johan Odendaal, BSc (Geol.), BSc Hons (Min. Econ.), MSc (Min. Eng.), Pr.Sci.Nat., FSAIMM, MGSSA, a Director of Minxcon, Uwe Engelmann, BSc (Zoo. & Bot.), BSc Hons (Geol.), Pr.Sci.Nat., MGSSA, a Director of Minxcon, and Daniel (Daan) van Heerden, B Eng (Min.), MCom (Bus. Admin.), MMC Pr.Eng., FSAIMM, AMMSA, a Director of Minxcon, have acted as Qualified Persons on the Blyvoor Report, and have reviewed and approved the scientific and technical information related to the Blyvoor Gold Mine contained in this Circular, or incorporated by reference herein.

As at the date hereof, each of the foregoing Qualified Persons (with the exception of Ms. Götz) is independent of Sandstorm. To the knowledge of Sandstorm, none of the Qualified Persons beneficially owns, directly or indirectly, 1% or more of the outstanding securities of Sandstorm or any of its associates or affiliates, has received or will receive any direct or indirect interests in the property of Sandstorm or any of its associates or affiliates, or is expected to be elected, appointed or employed as a director, officer or employee of Sandstorm or any associate or affiliate thereof (with the exception of Ms. Götz).

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to Sandstorm Shareholders have been approved by the Sandstorm Board.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Nolan Watson

President, Chief Executive Officer and a Director

July 11, 2022

Vancouver, British Columbia

Consent of BMO Capital Markets

To:	The Board of Directors of Sandstorm Gold Ltd.

We refer to the full text of the written fairness opinion dated as of May 1, 2022 (the “BMO Fairness Opinion”), which we prepared for the benefit and use of the board of directors of Sandstorm Gold Ltd. (“Sandstorm”), in connection with the arrangement involving Sandstorm and Nomad Royalty Company Ltd. (as described in Sandstorm’s management information circular dated July 11, 2022 (the “Circular”)).

We hereby consent to the inclusion of the full text of the BMO Fairness Opinion as “Appendix E – BMO Fairness Opinion” attached to this Circular, and reference to our firm name and the BMO Fairness Opinion in the Circular.

Our fairness opinion was given as of May 1, 2022 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the board of directors of Sandstorm may or will be entitled to rely upon the BMO Fairness Opinion.

(Signed) “BMO Nesbitt Burns Inc.”

Vancouver, British Columbia, Canada

July 11, 2022

Appendix A

Sandstorm Shareholder

Resolution

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

A.

Sandstorm Gold Ltd. (the “Purchaser”) is hereby authorized to issue up to an aggregate of 82,619,407 common shares in the capital of the Purchaser (the “Common Shares”) in connection with the acquisition of 100% of the issued and outstanding common shares of Nomad Royalty Company Ltd. (“Nomad”) pursuant to a plan of arrangement (as it may be modified, amended or supplemented, the “Plan of Arrangement”) in accordance with the arrangement agreement dated May 1, 2022 between the Purchaser and Nomad (as it may be amended, modified or supplemented, the “Arrangement Agreement”), as more particularly described in the management information circular of the Purchaser dated July 11, 2022 (“Circular”), including, but not limited to, the issuance of Common Shares upon the exercise of convertible securities of Nomad and the issuance of Common Shares for any other matters contemplated by or related to the Arrangement as described in the Circular.

B.

Notwithstanding that this resolution has been passed by shareholders of the Purchaser, the directors of the Purchaser are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to the closing date of the Arrangement, without further notice to or approval of the shareholders of the Purchaser.

C.

Any director or officer of the Purchaser is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Purchaser, to execute or cause to be executed, under the seal of the Purchaser or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

A-1

Appendix B

Information Concerning Nomad

The following information about Nomad should be read in conjunction with the documents incorporated by reference into this “Appendix B – Information Concerning Nomad” and the information concerning Nomad appearing elsewhere in this Circular. Capitalized terms used but not otherwise defined in this Appendix B shall have the meaning ascribed to them in this Circular. References to “A$” in this Appendix B are to the currency of Australia.

Overview

Nomad is governed by the CBCA, after having previously been continued from the BCBCA on December 20, 2019. It was originally incorporated as a special limited company in British Columbia on February 20, 1961 under the name Copper Soo Mining Company Limited (Non-Personal Liability) and was converted from a non-personal liability company to a limited company on July 22, 1969, and changed its name to Beaumont Resources Limited. On July 23, 1973, November 22, 1978, December 3, 1984 and August 19, 2014, Nomad changed its name to Consolidated Beaumont Resources Ltd., Conbeau Resources Ltd., Inlet Resources Ltd. and Guerrero Ventures Inc., respectively.

On December 20, 2019, Nomad completed its continuance under the CBCA and amended its authorized share capital to consist of an unlimited number of Nomad Shares and an unlimited number of Preference Shares issuable in one or more series. On May 25, 2020, Nomad changed its name from Guerrero Ventures Inc. to Nomad Royalty Company Ltd. in the context of the reverse takeover transaction completed on May 27, 2020. On May 31, 2021, Nomad filed Articles of Amendment to complete the Share Consolidation.

Nomad is a precious metal royalty and streaming company that purchases rights to a certain percentage of the gold or silver produced from a mine, typically for the life of the mine. Nomad owns a portfolio of 21 royalty stream and other assets, of which eight are on currently producing mines.

The head office and registered office of Nomad is located at 1275 Avenue des Canadiens-de-Montréal, Suite 500, Montreal, Québec, Canada H3B 0G4.

For further information regarding Nomad, its subsidiaries and their respective business activities, including Nomad’s inter-corporate relationships and organizational structure, see the Nomad AIF which is incorporated by reference in this Circular.

Recent Developments

On January 1, 2022, Nomad completed a corporate reorganization pursuant to which it merged with four of its wholly-owned subsidiaries, namely, Coral Gold Resources Ltd., OMF Fund II SO Ltd., OMF Fund III (Mg) Ltd. and Valkyrie Royalty Inc. Following this merger, Nomad has two wholly-owned subsidiaries, Coral Resources, Inc. and Citation Minerals Inc., which is an inactive subsidiary, and a 67.5% ownership interest in Compania Minera Caserones.

On January 11, 2022, Nomad entered into an agreement with a syndicate of underwriters led by BMO Capital Markets, and including Cormark Securities Inc., Scotia Capital Inc., Canaccord Genuity Corp., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Haywood Securities Inc., iA Private Wealth Inc., Raymond James Ltd. and Stifel Nicolaus Canada Inc., pursuant to which the underwriters agreed to buy on a bought deal basis 4,400,000 Nomad Shares, at a price of C$9.10 per Nomad Share for gross proceeds to Nomad of approximately C$40 million (the “January 2022 Offering”). Nomad granted to the underwriters an over-allotment option, exercisable at the January 2022 Offering price for a period of 30 days following the closing of the January 2022 Offering, to purchase up to an additional 15% of the January 2022 Offering to cover over-allotments, if any. On January 20, 2022, Nomad completed the January 2022 Offering and issued an aggregate of 4,675,000 Nomad Shares, including 275,000 Nomad Shares issued upon partial exercise of the over-allotment option by the underwriters, at a price of C$9.10 per Nomad Share, for gross proceeds to Nomad of approximately C$42.5 million. An amount of US$27 million from the net proceeds from the January 2022 Offering was used to repay a portion of Nomad’s indebtedness under its revolving credit facility.

On January 21, 2022, Nomad completed the acquisition of a portfolio of five royalties covering a number of Canadian exploration projects located in Ontario and Québec, Canada (the “Maritime Portfolio”) pursuant to an asset purchase agreement entered into with Maritime Resources Corp. on December 6, 2021. The purchase price was satisfied by the issuance of 96,818 Nomad Shares to a wholly-owned subsidiary of Maritime Resources Corp.

On February 17, 2022, DEVELOP announced it has agreed to acquire Heron, the owner of the Woodlawn Mine for an upfront consideration of A$30 million (approximately US$20.8 million based on the daily exchange rate published by the Bank of Canada on May 16, 2022) and success-driven milestone-related payments of up to A$70 million (approximately $48.6 million based on the daily exchange rate published by the Bank of Canada on May 16, 2022). DEVELOP has entered into binding cooperation deeds with Nomad and other parties who, together, hold in aggregate more than 50% of the value of the total claims against Heron, pursuant to which those creditors have agreed to vote in favour of the deed of company arrangement (the “DOCA”) proposed by DEVELOP pursuant to which DEVELOP will acquire Heron. DEVELOP later announced the completion of the acquisition of the Woodlawn Mine on May 16, 2022 by purchasing all the shares of Heron pursuant to the terms of the DOCA and order of the Supreme Court of New South Wales in Australia, at which time the purchase and sale agreement (silver and tailings) between Nomad and Tarago Operations Pty Ltd. replacing the Woodlawn Silver Stream became effective.

In connection with the acquisition of Heron by DEVELOP, the lead marketing fee agreement between Tarago Operations Pty Ltd. and OMF Fund II (LI) LP dated June 29, 2017, relating to the Woodlawn Mine which was acquired by Nomad in the context of the Orion Vend-In described in section “The Corporation – Nomad Portfolio Assets – Woodlawn Silver Stream and Lead Marketing Fee Agreement – New South Wales, Australia – Heron Resources Limited” of the Nomad AIF, was terminated and the existing Woodlawn Silver Stream in respect of the Woodlawn Mine remains in place, subject to the following amendments, amongst others:

•	the aggregate amount of silver to be delivered to Nomad will be capped at A$27 million (approximately US$18.7 million based on the daily exchange rate published by the Bank of Canada on May 16, 2022);

•

a secondary stream was introduced in respect of tailings, under which A$1.0 million (approximately US$0.7 million based on the daily exchange rate published by the Bank of Canada on May 16, 2022) will be paid for every 1Mt of tailings ore processed at a certain tenement at the Woodlawn Mine, capped at A$10 million (approximately US$6.9 million based on the daily exchange rate published by the Bank of Canada on May 16, 2022); and

•	the obligations of Heron under the Woodlawn Silver Stream are no longer secured.

On February 18, 2022, the Nomad Board declared a quarterly dividend of C$0.05 per Nomad Share payable on April 14, 2022 to Nomad Shareholders of record as of the close of business on March 31, 2022.

On April 21, 2022, in connection with the acquisition of the Mercedes Mine by Bear Creek Mining Corporation from Equinox Gold, Nomad entered into a third amended and restated purchase and sale agreement (gold and silver) on the Mercedes Mine whereby the Mercedes gold and silver stream is secured by first ranking security and the minimum annual delivery of 300,000 ounces of refined silver has been converted into minimum quarterly delivery of 75,000 ounces of refined silver. The other terms of the Mercedes gold and silver stream remain the same.

On May 1, 2022, Nomad entered into the Arrangement Agreement with Sandstorm with respect to the Arrangement.

On May 5, 2022, the Nomad Board declared a dividend of C$0.05 per Nomad Shares payable on July 15, 2022 to Nomad Shareholders of record as of the close of business on June 30, 2022.

On May 27, 2022, Nomad paid an amount of approximately US$10.0 million in cash to Yamana Gold Inc., representing the principal amount and accrued interests on a deferred payment due at maturity pursuant to a deferred payment agreement dated May 27, 2020 between Nomad and Yamana Gold Inc. (the “Deferred Payment”), following such payment Nomad has no further obligations pursuant to the Deferred Payment.

Consolidated Capitalization

There have been no material changes in the consolidated capitalization of Nomad since March 31, 2022, the date of the last interim financial statements of Nomad, except for the repayment of the Deferred Payment in cash on May 27, 2022. As at the close of business on July 8, 2022, there were 61,469,857 Nomad Shares issued and outstanding on a non-diluted basis and 66,333,800 Nomad Shares on a fully diluted basis (assuming that all of the outstanding Nomad Options, Nomad RSUs, Nomad PSUs and Nomad DSUs were converted as of the Record Date (and 68,988,908 Nomad Shares assuming the Nomad Shares issuable under the Nomad DRIP were issued as of the Record Date).

Description of Share Capital

Nomad’s authorized share capital consists of an unlimited number of common shares, namely the Nomad Shares, without par value, and an unlimited number of Preference Shares issuable in one or more series.

Nomad Shares

The holders of the Nomad Shares are entitled to receive notice of, and to attend, all meetings of shareholders, except meetings at which only holders of another specified class or series of Nomad’s shares are entitled to vote. Each holder of Nomad Shares is entitled to one vote for each Nomad Share held by them on all ballots taken at such meetings. Subject to the prior rights, privileges, restrictions and conditions attaching to the Preference Shares and shares of any other class of shares of Nomad ranking senior to the Nomad Shares, holders of Nomad Shares are entitled to receive a proportionate share, on a per share basis, of the assets of Nomad available for distribution in the event of a liquidation, dissolution or winding-up of Nomad and the right to receive any dividend if declared by Nomad.

Preference Shares

The Preference Shares may at any time and from time to time be issued in one or more series, with the Nomad Board being entitled to fix, by resolution, the number of Preference Shares in a series and determine the designation of, and the rights, privileges, restrictions and conditions attached to, the Preference Shares of such series. Except in the specific circumstances set forth in Nomad’s articles, or as otherwise may be required by the CBCA, the holders of Preference Shares shall not be entitled as such to receive notice of, or to attend, any meeting of shareholders and shall not be entitled to vote at any such meeting; provided, however, that the holders of Preference Shares shall be entitled to receive notice of meetings of the Nomad Shareholders called for the purpose of authorizing the sale, lease or exchange of all or substantially all of the property of Nomad other than in the ordinary course of business of Nomad.

The Preference Shares of each series shall, with respect to the payment of dividends and the distribution of the property and assets of Nomad in the event of the liquidation, dissolution or winding-up of Nomad, whether voluntary or involuntary, or any other distribution of the assets of Nomad among its shareholders for the purpose of winding-up the affairs of Nomad, rank (i) pari passu with the Preference Shares of every other series and the shares of any other class of shares of Nomad, or series thereof, ranking equally with the Preference Shares; (ii) senior to, and shall be entitled to a preference over, the Nomad Shares and the shares of any other class of shares of Nomad ranking junior to the Preference Shares; and (iii) junior and subordinate to the shares of any class of shares of Nomad ranking senior to the Preference Shares. The Preference Shares of each series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Nomad Shares and any other class of shares of Nomad ranking junior to the Preference Shares as may be fixed by the Nomad Board in accordance with Nomad’s articles.

Trading Price and Volume of Nomad Shares and Nomad Warrants

The Nomad Shares trade on the TSX and the NYSE under the symbol “NSR”. The Nomad Shares are also quoted for trading in Germany on the FSE under the symbol “IRL”.

On April 29, 2022, being the last trading day prior to the announcement of the Arrangement, the closing prices of the Nomad Shares on the TSX, the NYSE and the FSE were C$9.59, US$7.50 and €6.85, respectively. On July 8, 2022, being the last trading day prior to the date of this Circular, the closing prices of the Nomad Shares on the TSX, the NYSE and the FSE were C$9.00, US$6.89 and €6.90, respectively.

The Nomad Shares began trading on the NYSE on August 31, 2021. The following table sets out the price range and trading volume of the Nomad Shares as reported by the TSX and NYSE, respectively, for the periods indicated.

	NYSE			TSX
Period	High	Low	Volume	High	Low	Volume
	(US$)	(US$)	(#)	(C$)	(C$)	(#)

2021

July				9.90	8.15	458,216

August				9.40	8.15	668,740

September	7.28	6.00	344,597	9.01	7.62	252,949

October	7.75	5.75	313,516	9.55	7.45	379,522

November	8.34	6.79	387,164	9.91	8.70	521,367

December	7.85	6.36	327,094	10.00	8.18	803,855

2022

January	7.97	6.21	920,603	10.00	7.91	2,141,032

February	7.11	6.27	562,149	8.99	8.04	1,006,376

March	7.85	6.28	1,382,148	9.88	7.93	2,172,263

April	8.31	7.23	924,933	10.41	9.06	1,947,223

May	8.61	6.87	1,329,705	11.04	8.99	4,153,922

June	8.40	7.06	584,466	10.58	9.06	1,313,863

July 1-8	7.39	6.71	92,890	9.78	8.76	89,940

The Listed Nomad Warrants, which began trading on the TSX on November 26, 2020, are listed and posted for trading on the TSX under the symbol “NSR.WT”. The following table sets forth the monthly high and lows sale prices and trading volume of the Listed Nomad Warrants as reported by the TSX for the most recently completed financial year.

	TSX
Period	High	Low	Volume
	(C $)	(C $)	(#)

2021

July	0.19	0.11	331,455

August	0.16	0.11	103,064

September	0.135	0.08	252,043

October	0.13	0.065	844,963

November	0.10	0.065	666,991

December	0.10	0.05	2,127,758

2022

January	0.06	0.03	1,675,336

February	0.035	0.02	487,522

March	0.03	0.015	161,252

April	0.025	0.015	397,268

May	0.025	0.005	63,734

June	0.005	0.005	40,144

July 1-8	0.005	0.005	115,000

Dividend Policy and History

Nomad has adopted an annual dividend policy of C$0.20 per share, payable quarterly. As part of its long-term strategy, Nomad is firmly committed to returning capital to shareholders through a regular dividend in order to generate lasting, reliable and constituent returns to Nomad Shareholders. The dividend has been designated by Nomad as an “eligible dividend” under the Tax Act. The rate at which Nomad pays dividends takes into account all factors that Nomad Board considers relevant from the perspective of Nomad, including its available cash flow, financial condition and capital requirements.

The Nomad Board retains the discretion to amend Nomad’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Nomad Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future. Under the terms of the Arrangement Agreement, Nomad is entitled to declare and pay regular quarterly dividends in the ordinary course of business in not exceeding C$0.05 per quarter on each Nomad Share.

Under its dividend policy, the Nomad Board has declared the following dividends in the preceding three financial years and the current year:

Quarter	Quarterly Dividend Declared per Nomad Share (C$)

Q1 2019	-

Q2 2019	-

Q3 2019	-

Q4 2019	-

Q1 2020	-

Q2 2020	-

Q3 2020	$0.05(1)

Q4 2020	$0.05(1)

Q1 2021	$0.05(1)

Q2 2021	$0.05(1)

Q3 2021	$0.05

Q4 2021	$0.05

Q1 2022	$0.05

Q2 2022	$0.05

Note:

(1)	Amount adjusted to reflect the Share Consolidation.

Prior Sales

Nomad Shares

The following table sets forth the number of Nomad Shares issued within the 12 months prior to the date of this Circular, the date of issuance and the issue price thereof.

Date	Number of Nomad Shares	Issue Price (in C$)

August 31, 2021	8(1)	17.00

September 30, 2021	1,611(2)	7.63

November 8, 2021	8,379(3)	2.00

December 8, 2021	17,500(3)	2.00

December 31, 2021	1,018(4)	9.48

January 14, 2022	814(5)	8.91

January 20, 2022	4,675,000(6)	9.10

January 21, 2022	96,818(7)	US$7.23

April 14, 2022	4,078(5)	9.63

May 4, 2022	519(8)	17.10

May 30, 2022	8,294(9)	10.07

Notes:

(1)	Issued in connection with the exercise of Nomad Warrants.
(2)	Issued in connection with the settlement of 3,580 Nomad RSUs.
(3)	Issued in connection with the exercise of Nomad Options.
(4)	Issued in connection with the settlement of 1,910 Nomad RSUs.
(5)	Issued pursuant to the Nomad DRIP.
(6)	Issued in connection with the January 2022 Offering.
(7)	Issued in connection with the acquisition of the Maritime Portfolio.
(8)	Issued pursuant to the exercise of Listed Nomad Warrants.
(9)	Issued in connection with the settlement of 17,484 Nomad RSUs.

Nomad Options

The following table sets forth the number of Nomad Options granted within the 12 months prior to the date of this Circular, the date of grant and the exercise price thereof.

Date of Grant	Number of Nomad Options	Exercise Price Per Nomad Option (C$)

February 24, 2022	285,800	8.50

Nomad RSUs

The following table sets forth the number of Nomad RSUs granted within the 12 months prior to the date of this Circular and the date of grant. The Nomad RSUs provides the right to receive payment in the form of Nomad Shares, cash or a combination of Nomad Shares and in cash.

Date of Grant	Number of Nomad RSUs

July 15, 2021	673

September 30, 2021	3,580

October 15, 2021	1,215

December 31, 2021	1,910

January 14, 2022	1,177

February 24, 2022	97,100

April 14, 2022	1,512

Nomad PSUs

The following table sets forth the number of Nomad PSUs granted within the 12 months prior to the date of this Circular and the date of grant. The Nomad PSUs provide the right to receive payment in the form of Nomad Shares, cash or a combination of Nomad Shares and in cash.

Date of Grant	Number of Nomad PSUs

October 15, 2021	454

January 14, 2022	438

February 24, 2022	97,100

April 14, 2022	860

Nomad DSUs

The following table sets forth the number of Nomad DSUs granted within the 12 months prior to the date of this Circular and the date of grant. The Nomad DSUs provides the right to receive payment in the form of Nomad Shares, cash or a combination of Nomad Shares and in cash.

Date of Grant	Number of Nomad DSUs

September 30, 2021	9,400

January 10, 2022	7,400

February 24, 2022	70,800

March 31, 2022	9,100

June 30, 2022	8,700

Nomad Shares Issued under the Nomad DRIP

Nomad has the Nomad DRIP whereby Nomad Shareholders resident in Canada, the United States, Bermuda and Cayman Islands can elect to receive their dividends as additional Nomad Shares. Since its inception on November 9, 2021, an aggregate of 4,892 Nomad Shares were issued pursuant to the Nomad DRIP.

Nomad Documents Incorporated by Reference

The following documents, filed or furnished by Nomad with the securities commissions or similar authorities in each of the provinces and territories of Canada and with the SEC, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	Nomad AIF;

(b)	Nomad Annual Financial Statements;

(c)	Nomad Annual MD&A;

(d)	Nomad Interim Financial Statements;

(e)	Nomad Interim MD&A;

(f)	Nomad’s management information circular dated March 30, 2022 in respect of Nomad’s annual and special meeting of Nomad Shareholders held on May 5, 2022;

(g)	Nomad’s material change report dated January 21, 2022 in respect of the January 2022 Offering; and

(h)	Nomad’s material change report dated May 11, 2022 in respect of the Arrangement Agreement.

Any statement contained in or contents of a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement or contents. The modifying or superseding statement need not state that it has modified or superseded a prior statement or contents, or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed to be an admission for any purposes that the modified or superseded statement or contents, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement or contents so modified or superseded will not be deemed, in its unmodified or non-superseded form, to constitute a part of this Circular.

Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of Nomad by calling 438.538.7555 or by email at corporatesecretary@nomadroyalty.com. These documents are also available under Nomad’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Any document of the type required by Item 11.1 of Form 44-101F1 — Short Form Prospectus to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, audited annual financial statements, management’s discussion and analysis and information circulars filed by Nomad with applicable securities regulatory authorities in Canada on SEDAR at www.sedar.com after the date of this Circular and before the Sandstorm Meeting, are deemed to be incorporated by reference into this Circular.

Risk Factors

If the Arrangement is not completed, Nomad will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described in the “Risk Factors” section of the Nomad AIF and in the “Risks and Uncertainties” section of the Nomad Annual MD&A and Nomad Interim MD&A, each of which can be found under Nomad’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and which sections are incorporated by reference herein. A copy of such documents will be sent to any Nomad Shareholder, without charge, upon request by contacting Nomad’s Corporate Secretary, by telephone at 438.538.7555 or by email at corporatesecretary@nomadroyalty.com.

Independent Auditors, Registrar and Transfer Agent

The independent auditor of Nomad is PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, located at 1250 René-Lévesque Blvd. West, Suite 2500, Montreal, Québec, Canada H3B 4Y1.

Nomad’s registrar and transfer agent is Computershare Investor Services Inc. at its offices at 8th Floor, 100 University Avenue, Toronto, Ontario Canada M5J 2Y1 and 1500 Robert-Bourassa Blvd., 7th Floor, Montreal, Québec, Canada H3A 3S8. The co-transfer agent for the Nomad Shares in the United States is Computershare Trust Company, N.A. at its offices in Canton, Massachusetts, Jersey City, New Jersey and Louisville, Kentucky.

Additional Information

The information in this Appendix B is given as of July 11, 2022 except as otherwise indicated. Financial information is provided in the Nomad Annual Financial Statements, the Nomad Annual MD&A, the Nomad Interim Financial Statements and the Nomad Interim MD&A incorporated by reference herein.

Copies of the Nomad AIF, as well as the Nomad Annual Financial Statements and Nomad Annual MD&A, may be obtained from Nomad’s website at www.nomadroyalty.com or by mail or telephone upon request by contacting Nomad’s Corporate Secretary, at:

Corporate Secretary

1275 Avenue Des Canadiens-de-Montréal, Suite 500

Montreal, Québec, Canada H3B 0G4

Tel: (438) 538-7555

Email: corporatesecretary@nomadroyalty.com

Interested persons may also access disclosure documents and any reports, statements or other information that Nomad files with the applicable securities regulatory authorities in Canada and the SEC, which are available on Nomad’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Appendix C Information Concerning Sandstorm

The following information concerning Sandstorm should be read in conjunction with the documents incorporated by reference into this “Appendix C – Information Concerning Sandstorm” and the information concerning Sandstorm appearing elsewhere in this Circular. Capitalized terms used but not otherwise defined in this Appendix B shall have the meaning ascribed to them in this Circular.

Overview

Sandstorm was incorporated under the BCBCA on March 23, 2007. The Company changed its name from “Sandstorm Resources Ltd.” to “Sandstorm Gold Ltd.” on February 17, 2011. Effective June 19, 2015, Sandstorm Gold Ltd. amalgamated, by way of vertical short-form amalgamation under the BCBCA, with one of its wholly-owned subsidiaries, Premier Royalty Inc. Sandstorm Gold Ltd. was the continuing entity as a result of this amalgamation. Effective January 1, 2018, Sandstorm Gold Ltd. amalgamated, by way of vertical short-form amalgamation under the BCBCA, with one of its wholly-owned subsidiaries, Sandstorm Gold (Barbados) Limited. Sandstorm Gold Ltd. was the continuing entity as a result of this amalgamation.

Sandstorm is a gold streaming and royalty company which generates its revenue primarily from the sale of gold and other metals and from the receipt of royalty payments. The Company is listed on the TSX (symbol: SSL) and the NYSE (symbol: SAND). Sandstorm is a growth-focused company that seeks to acquire royalties and gold and other metals purchase agreements from companies which have advanced stage development projects or operating mines. In return for making upfront payments to acquire a metal stream, Sandstorm receives the right to purchase, at a fixed price per unit or at variable prices based on spot, a percentage of a mine’s production for the operating life of the asset. Sandstorm is focused on acquiring streams and royalties on mines with low production costs, significant exploration potential and strong management teams.

The Company’s head, registered, and records office are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

For further information regarding Sandstorm, refer to the Sandstorm AIF which is incorporated by reference in this Circular.

For additional information relating to Sandstorm following completion of the Arrangement and the risk factors relating to the Arrangement see “Appendix D – Information Concerning Sandstorm Following Completion of the Arrangement” attached to this Circular and “Risk Factors”.

Recent Developments

Spin-off Transaction

On February 17, 2022, Sandstorm announced that it signed a letter of intent (“LOI”) with RNP whereby RNP will acquire certain non-royalty and non-stream assets from Sandstorm, including the Company’s 30% equity interest in the Hod Maden Project. In exchange, Sandstorm will receive a US$200 million gold stream on the Hod Maden Project, together with equity and debt consideration outlined below.

The transaction will be a “reverse takeover” (“RTO”) of RNP under the policies of the TSXV. Upon completion of the RTO, RNP will change its name to “Horizon Copper Corp.” or such other name as may be determined. Any following references to “Horizon Copper” are to RNP after the closing of the RTO.

Horizon Copper will become a strategic partner to Sandstorm that will allow both companies to collaborate on future acquisitions. Horizon Copper’s business intent is to actively grow its existing portfolio of assets, with a focus on copper projects. The two companies may partner together whereby Sandstorm purchases streams on the precious metal by-products from the copper project acquisitions made by Horizon Copper.

Transaction Terms and Details

Under the terms of the LOI, Sandstorm will sell RNP its 30% stake in the Hod Maden Project and contribute US$10 million in cash, and has transferred its approximate 25% stake in shares of Entrée Resources Ltd. (“Entrée”) on June 1, 2022. As consideration, Sandstorm will retain a US$200 million gold stream on the Hod Maden Project, will be issued common shares of Horizon Copper which will result in an approximate 34% equity interest7 in Horizon Copper, and enter into a US$95 million debenture with Horizon Copper.

The RTO is expected to close in the second half of 2022.

Under the terms of the Hold Maden stream, Sandstorm will receive 20% of all gold produced from the Hod Maden Project (on a 100% basis) and will make ongoing payments of 50% of the gold spot price until 405,000 ounces of gold are delivered (the “Delivery Threshold”). Once the Delivery Threshold has been reached, Sandstorm will receive 12% of the gold produced for the life of the mine for ongoing payments of 60% of the gold spot price.

Horizon Copper

The following is an overview of Horizon Copper following completion of the RTO:

•

Hod Maden Interest: A 30% net profits interest in the high-grade Hod Maden Project located in Turkey. The 2021 Hod Maden Feasibility Study[8] outlined mineral reserves which support a 13-year mine life producing an average annual production of 19.6 million pounds of copper and 156 thousand ounces of gold at all-in sustaining costs of $334/oz. The operator of the Hod Maden Project, Lidya Madencilik Sanayi ve Ticaret A.S., received the final approval of the environmental impact assessment from the Ministry of Environment, Urbanization and Climate Change of Turkey in November 2021 and has commenced the application process for other applicable mine permits.

•

Entrée Resources Equity: Approximately 25% stake in shares of Entrée (49,672,515 common shares of Entrée). The transfer of the Entrée shares was completed on June 1, 2022. Entrée has a 20% joint venture interest on a portion of the Oyu Tolgoi project in Mongolia. Sandstorm will retain its stream interest on the project.

•

Financial Position: As at March 31, 2022, RNP had a cash balance of approximately C$4.6 million and no debt. Under the terms of the LOI, RNP completed a subscription receipt financing on March 8, 2022 of 32,121,262 subscription receipts at a price of C$0.60 per subscription receipt for total gross proceeds of C$19,272,757, which funds will be held in escrow by the Company until the closing of the RTO and the satisfaction of certain escrow release conditions (the “RNP Financing”). Together with the US$10 million to be contributed by Sandstorm, Horizon Copper is expected to have approximately US$33 million in cash on closing of the RTO.

7 Expected pro forma shares on a non-diluted basis upon closing of the RTO. Ownership percentages assume the RNP Financing is completed at the high end of the stated range.

8 Based on Sandstorm and Lidya Madencilik Sanayi ve Ticaret A.S.’s current plan to debt finance approximately 65% of the project capital. See Sandstorm press release dated November 24, 2021 for results from the Hod Maden Feasibility Study.

Following completion of the RTO and the RNP Financing, Horizon Copper is expected to be owned approximately (i) 34% by Sandstorm, (ii) 47% by the participants in the RNP Financing, and (iii) 19% by the current shareholders of RNP.

Spin-off of Antamina NPI

On May 2, 2022, concurrently with the announcement of the Arrangement and the BaseCore Transaction, Sandstorm announced that it signed an amended and restated letter of intent with RNP (“Amended LOI”), whereby Sandstorm will sell the acquired 1.66% Antamina NPI (the “Horizon Antamina Agreement”) to Horizon Copper and Sandstorm will retain a long-life silver stream on the Antamina mine.

The full consideration that Horizon Copper will issue to Sandstorm under the Horizon Antamina Agreement includes:

•

1.66% Antamina Silver Stream: Sandstorm will receive 1.66% of silver based on production from the Antamina mine with ongoing payments equal to 2.5% of the silver spot price (the “Antamina Silver Stream”).

•	Antamina Residual Royalty: Sandstorm will receive approximately one-third of the Antamina NPI, paid net of the Antamina Silver Stream servicing commitments (the “Antamina Residual Royalty”).

•

$50 Million Cash Payment: Under the Horizon Antamina Agreement, Horizon Copper will raise US$50 million by way of equity financing, which will then be payable to Sandstorm on closing of the Horizon Antamina Agreement.

•

US$105 Million Debenture: Sandstorm will be issued a US$105 million debenture (“Horizon Copper Debenture”). The Horizon Copper Debenture is expected to bear an interest rate of 3% over a 10-year term. Principal repayments are subject to a 100% cash sweep of the excess cash flow Horizon receives from the 1.66% Antamina NPI after the Antamina Silver Stream and Antamina Residual Royalty obligations are paid. Prepayment of the Horizon Copper Debenture can occur at any time prior to maturity without penalty.

•	US$26 Million Horizon Copper Shares: Horizon Copper will issue Sandstorm approximately US$26 million[9] worth of Horizon Copper shares to maintain Sandstorm’s 34% equity interest.

The Antamina Silver Stream and the Horizon Copper Debenture will be senior obligations of Horizon Copper, secured by the 1.66% Antamina NPI.

The full particulars of the Horizon Antamina Agreement will be described in a management information circular of RNP to be prepared in accordance with the policies of the TSXV. A copy of the information circular will be available electronically on SEDAR (www.sedar.com) under RNP’s issuer profile in due course.

The Horizon Antamina Agreement is subject to several conditions, including but not limited to, execution of definitive agreements, TSXV acceptance, disinterested RNP shareholder approval and Horizon Copper raising sufficient capital to meet the cash payment obligation of US$50 million.

9 Value of Horizon Copper shares issued to Sandstorm based on assumption Horizon Copper raises US$50 million, subject to change depending on the amount raised by Horizon Copper.

Q2 2022 Dividend

On March 31, 2022, Sandstorm announced that its board of directors has declared the Company’s second quarterly cash dividend for 2022 in the amount of C$0.02 per Sandstorm Share to shareholders of record as of the close of business on April 19, 2022. The dividend was paid on April 29, 2022.

NCIB Renewal

On April 5, 2022, Sandstorm announced that the Company’s normal course issuer bid (“NCIB”) was to be renewed after the previous NCIB expired on April 6, 2022. Under the renewed NCIB, Sandstorm may purchase up to 18.9 million Sandstorm Shares, representing approximately 10% of the 192,224,215 issued and outstanding Sandstorm Shares as of March 31, 2022, less those Sandstorm Shares held by the Company’s directors and senior officers. The new NCIB provides Sandstorm with the option to purchase Sandstorm Shares from time to time when Sandstorm’s management believes that the Sandstorm Shares are undervalued by the market. The TSX has accepted the Company’s notice that it intends to proceed with a NCIB in accordance with TSX rules. Purchases under the renewed NCIB may commence on April 7, 2022 and will terminate on the earlier of April 6, 2023, the date that Sandstorm completes its purchases pursuant to the NCIB as filed with the TSX, or the date of notice by Sandstorm of termination of the NCIB.

All purchases under the NCIB will be executed on the open market through the facilities of the TSX or alternative Canadian trading platforms and through the facilities of the NYSE or alternative trading platforms in the United States of America. Purchases will be made at the market price of the Sandstorm Shares at the time of acquisition and may be funded by Sandstorm’s working capital. Any Sandstorm Shares acquired by the Company under the NCIB will be cancelled. Sandstorm’s average daily trading volume on the TSX during the six calendar months preceding April 5, 2022 was 270,139 Sandstorm Shares. Under the rules of the TSX, subject to the Company’s ability to make block purchases, daily purchases on the TSX under the NCIB will not exceed 67,534 Sandstorm Shares, which represents 25% of the average daily trading volume on the TSX during the six calendar months preceding April 5, 2022. The maximum number of Sandstorm Shares which can be purchased per day on the NYSE will be 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, subject to certain exceptions for block purchases.

The actual number of Sandstorm Shares that may be purchased and the timing of such purchases will be determined by the Company. Decisions regarding purchases will be based on market conditions, share price, best use of available cash, and other factors.

BaseCore Transaction

On May 2, 2022, concurrently with the announcement of the Arrangement, Sandstorm announced that it agreed to acquire nine royalties and one stream (the “BaseCore Royalty Package”) from BaseCore for total consideration of US$525 million, payable as to US$425 million in cash and US$100 million in Sandstorm Shares. Concurrent with the BaseCore Transaction, Sandstorm has partnered with RNP to sell a portion of a copper royalty acquired in the BaseCore Transaction and retain a silver stream on the asset.

BaseCore is an entity equally owned by affiliates of Glencore Plc and Ontario Teachers’ Pension Plan Board that holds a high quality, long-life portfolio that includes 10 royalty and stream assets, of which three are on currently producing assets. The BaseCore Royalty Package includes, among other things, a 1.66% net profits interest on the Antamina copper mine (the “Antamina NPI”)10, a 1.0% stream on production from CEZinc, a 2.0% net smelter return royalty on the Horne 5 gold project, and a 0.5% NPI on the Highland Valley Copper mine.

10 See Sandstorm’s press release dated May 2, 2022 for calculation of the 1.66% Antamina NPI.

In accordance with Canadian securities laws, the Sandstorm Shares issuable pursuant to the BaseCore Transaction will be subject to a four-month hold period. Royalty revenues from the BaseCore Royalty Package accrue to Sandstorm as of April 1, 2022.

The BaseCore Transaction is expected to close in July 2022 and is subject to regulatory approvals including the approval of the TSX for the listing of the Sandstorm Shares issuable thereunder, the Canadian Competition Bureau, waiver of rights of first offer or refusal on certain exploration stage royalties, and other customary conditions for a transaction of this nature. Approval from the Competition Bureau was received on May 24, 2022.

The BaseCore Transaction constitutes a “significant acquisition” within the meaning of NI 51-102. See “Appendix G – BaseCore Financial Statements” attached to this Circular for carve-out financial statements pertaining to the BaseCore Royalty Package as required under NI 51-102.

Upsized Credit Facility

Concurrent with the Arrangement and the BaseCore Transaction, Sandstorm entered into an agreement with the Bank of Nova Scotia and BMO Capital Markets securing a commitment to upsize the Company’s existing revolving credit agreement to borrow up to US$500 million with an additional uncommitted accordion of up to US$125 million, for a total of up to US$625 million. The upsize is contingent upon the closing of the BaseCore Transaction, and the accordion of up to US$125 million is contingent upon the closing of the Arrangement.

Sandbox Transaction

On May 26, 2022, Sandstorm and Equinox Gold Corp. (“Equinox Gold”) announced the creation of Sandbox Royalties Corp. (“Sandbox”), a new diversified metals royalty company. Equinox Gold and Sandstorm have each entered into definitive purchase and sale agreements (the “Sandbox Agreements”) with Rosedale Resources Ltd. (“Rosedale”) whereby Rosedale acquired a portfolio of royalties from Equinox Gold for consideration of US$28.4 million in common shares of Rosedale and from Sandstorm for consideration of US$65 million comprising US$32.1 million in common shares of Rosedale and US$32.9 million in a promissory note convertible into common shares of Rosedale (collectively, the “Sandbox Transaction”). Upon closing, Rosedale changed its corporate name to “Sandbox Royalties Corp.”

On closing of the Sandbox Transaction, Sandbox now holds a portfolio of 23 metals royalties across a range of assets and jurisdictions, including the existing royalties held by Rosedale. The royalties acquired from Sandstorm and Equinox Gold will contribute meaningful portfolio diversification through several producing and development stage assets.

Transaction Details

Under the terms of the Sandbox Agreements, Rosedale acquired (a) a portfolio of royalties from Sandstorm for US$65 million comprising 58.9 million common shares of Rosedale at a price of C$0.70 per share and a $32.9 million 10-year secured convertible promissory note, and (b) a portfolio of royalties from Equinox Gold for US$28.4 million payable in 51.9 million common shares of Rosedale at a price of C$0.70 per share.

In connection with the Sandbox Transaction, Rosedale undertook a non-brokered private placement financing of common shares of Rosedale at C$0.70 per share for minimum gross proceeds of C$5 million (the “Sandbox Financing”) with such financing closing concurrently with the Sandbox Transaction. Proceeds from the Sandbox Financing will be used for the acquisition of additional royalties and streams and for general corporate purposes.

Before considering the Sandbox Financing, on closing of the Sandbox Transaction, Sandbox had 173.1 million shares outstanding with Sandstorm holding a 34% basic interest in Sandbox and Equinox Gold holding a 30% basic interest in Sandbox. Each of Sandstorm and Equinox Gold entered into an investor rights agreement with Sandbox providing for, among other things, customary anti-dilution provisions and board representation rights.

The Sandbox Transaction and the Sandbox Financing were completed on June 28, 2022.

Q3 2022 Dividend

On June 30, 2022, Sandstorm announced that its board of directors has declared the Company’s third quarterly cash dividend for 2022 in the amount of C$0.02 per Sandstorm Share to shareholders of record as of the close of business on July 19, 2022. The dividend will be paid on July 29, 2022.

Material Properties

The Company’s interest in the Hod Maden Project is currently considered to be the sole material mineral property to the Company for the purposes of NI 43-101 as of the date of this Circular. Upon the completion of the BaseCore Transaction and assuming completion of the Spin-off Transaction whereby Sandstorm’s current interest in the Hod Maden Project and the Antamina NPI will be transferred to Horizon Copper on completion of the Spin-off Transaction, it is expected that the Company’s remaining stream or royalty interests in the Hod Maden Project and the Antamina mine will be considered the material mineral properties to the Company for the purposes of NI 43-101.

See the Sandstorm AIF, which is incorporated into this Circular by reference, under the heading “Technical Information – Hod Maden Project, Turkey” for a description of the Hod Maden Project and a summary of the Hod Maden Report and see below for a description of the Antamina mine.

Antamina Mine

The following description of the Antamina mine is based on the Antamina Report and the information disclosed in the Teck AIF. Teck is a reporting issuer in certain jurisdictions of Canada and the Antamina Report and Teck AIF are available under Teck’s profile on SEDAR. Information contained in this Circular with respect to the Antamina mine has been prepared in accordance with the exemption set forth in Section 9.2 of NI 43-101. Imola Götz, M.Sc., P.Eng, F.E.C., Vice President, Mining & Engineering of Sandstorm has approved the disclosure of scientific and technical information in respect of the Antamina mine in this Circular.

Property Description, Location and Access

The Antamina mine is jointly owned by BHP Billiton plc (33.75%), Glencore plc (33.75%), Teck (22.5%) and Mitsubishi Corporation (10%). The participants’ interests are represented by shares of Compañía Minera Antamina S.A. (“CMA”), the Peruvian company that owns and operates the project.

The Antamina property consists of numerous mining concessions and mining claims covering an area of approximately 92,300 hectares and an area of approximately 15,000 hectares of surface rights. These rights, concessions and claims can be held indefinitely, contingent upon the payment of annual license fees and provision of certain production and investment information. CMA also owns a port facility located at Huarmey and an electrical substation located at Huallanca. In addition, CMA holds title to all easements and rights-of-way for the 302-kilometre concentrate pipeline from the mine to CMA’s port at Huarmey.

The deposit is located at an average elevation of 4,200 metres, 385 kilometres by road and 270 kilometres by air north of Lima, Peru. The Antamina mine lies on the eastern side of the Western Cordillera in the upper part of the Rio Marañon basin.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Antamina mine personnel live in a camp facility while at work and commute from both local communities and larger population centres, including Lima. The Antamina mine is an open-pit, truck/shovel operation. The ore is crushed within the pit and conveyed through a 2.7 kilometre tunnel to a coarse ore stockpile at the mill. It is then processed utilizing two SAG mills, followed by ball mill grinding and flotation to produce separate copper, zinc, molybdenum and lead/bismuth concentrates. The mill has the capacity to process approximately 145,000 tonnes per day, depending on ore hardness. A 302 kilometre-long slurry concentrate pipeline, approximately 22 centimetres in diameter with a single pump station at the mine site, transports copper and zinc concentrates to the port where they are dewatered and stored prior to loading onto vessels for shipment to smelters and refineries world-wide.

Access to the mine site is by an all-weather chip sealed road maintained by CMA. The mine road connects at the Peruvian National Highway 14 at Conococha Lake. Highway 14 connects to the Pan American highway with the city of Huaraz via Peruvian National Highway 3N. The closest town to the mine site is San Marcos, 38 kilometres by dirt road. Huaraz is the closest city to the mine site, 200 kilometres by paved road or 156 kilometres by partial dirt road. Power for the mine is taken from the Peru national energy grid through an electrical substation constructed at Huallanca. Fresh water requirements are sourced from a dam-created reservoir upstream from the tailings impoundment facility. The tailings impoundment facility is located next to the mill. Water reclaimed from the tailings impoundment is used as process water in the mill operation. The operation is subject to water and air permits issued by the Government of Peru and is in material compliance with those permits. The operation holds all of the permits that are material to its current operations.

The Antamina site ambient air temperatures range from an hourly maximum of 15.3°C to an hourly minimum of minus 0.1°C and the rainfall averages 1,870 milometres per year. These conditions are appropriate to conduct mining operation through the year. Occasional interruptions in the mining activities may be due to strong lightning storms.

History

Early History

The Antamina valley has seen limited mineral production by indigenous peoples for centuries. The first recorded owner and operator at Antamina was Leopold Pflucker in 1850. He built a small copper and lead smelter at Juproc using coal from nearby outcrops. The Italian naturalist Antonio Raymondi visited the area in November 1860 and found the smelter to be producing lead ingots of 35 kg containing 20 to 25 ounces of silver.

In 1903 Vicente Lezameta mined at Antamina and produced copper matte at a grade of 32%. Mining was stopped and then resumed in 1912 to 1914 with an unsuccessful attempt to leach copper.

With the start of the World War I in 1914, there was a search for new copper deposits and several geologists visited Antamina, including E. Diez Canseco, D. J. McLaughlin, J. L. Gilden, and A. H. Means.

In 1925 A. H. Means visited Antamina for Northern Perú Copper and recommended a diamond drill program. Eight holes (totaling 780 m) were drilled looking for a porphyry copper deposit and Northern Perú Copper dropped the property after failing to obtain favorable results.

Cerro de Pasco 1952 –1971

The Cerro de Pasco Corporation was the first company to carry out exploratory work of any magnitude. Its work was confined to the steep slopes on the East side of the deposit where the topography allowed easy underground access by means of audits, at several levels.

Some 32 diamond drill holes totaling 3,200 metres, were completed, 18 from surface and 14 from underground. In addition, Cerro drifted and crosscut 4,300 metres within the eastern zone and drove raises totaling 220 metres in the heart of the zone. The objective was to prove up a high-grade copper deposit and to this end; Cerro defined over one million tonnes averaging better than 3.0% copper and a lower grade reserve of 10 million tonnes.

On October 30, 1970, all of the mining assets owned by Cerro were transferred to the Government of Perú.

Minero Perú and Geomin 1971 –1981

Following expropriation, 2,200 hectares of mining rights were passed to Minero Perú, the mining administration agency of the Government of Perú, which in 1974 formed the Empresa Minera Especial (EME) in partnership with the Government of Romania mining agency called Geomin.

EME carried out a careful and methodical program of work on the property culminating in a full feasibility study. The caliber of the work done is high and although much of it required updating, the resulting database provided a firm base to build on.

EME completed a series of full feasibility studies of Antamina based on the proven and probable reserves determined from the drilling and underground sampling. The studies included full engineering appraisals of all aspects, including open pit design, mine equipment selection, concentrator design, all surface facilities, local social impact, geotechnical studies, marketing and economic analysis, etc. Bench and pilot plant metallurgical work was done in the period 1975 to 1978 in Romania.

Several studies were completed at different mining rates. The basic mining plan involved an initial open pit producing 10,000 tonnes per day of ore for seven years then 20,000 tonnes per day for 13 years. EME update the initial study in 1978, 1979 and 1982. Lower rates of production were addressed from 2,500 to 5,000 tonnes per day, with the objective of limiting the capital investment.

1981 – Present Day

Due to its failure to finance the project, EME was disbanded in the 1981-82 period. In the ensuing years, Minero Perú continued its studies to the extent that there were over 100 reports on the project.

In 1992, Minero Perú used the above studies as a basis for an attempt to market Antamina and produced an Investment Compendium that was not widely circulated, and the sales effort failed.

Then as socio-economic conditions improved under President Fujimori, the Antamina mine property was transferred to Centromin and became part of its sale package in 1993.

In 1995 and 1996 Rio Algom Limited and Inmet Mining Corporation, both of Canada, conducted extensive reviews of the project culminating in the formation of a partnership to bid on Antamina and the subsequent successful bid in early 1996. Shortly afterward Rio Algom and Inmet formed CMA as a 50:50 owned company.

In 1998 Inmet sold its interest in CMA to two other Canadian companies and CMA was restructured under an ownership of 37.5% Rio Algom, 37.5% Noranda Inc., and 25% Teck Corporation. In 1999, the ownership was further modified as each of the three partners sold 10% of their interest to Mitsubishi Corporation, resulting in the ownership of 33.75% Rio Algom, 33.75% Noranda, 22.50% Teck, and 10% Mitsubishi.

In 2000, Billiton Plc of Great Britain bought 100% of Rio Algom Limited thereby effectively becoming one of the partners. In 2001 BHP Limited merged with Billiton PLC forming BHP Billiton Group. Teck Corporation and Cominco Limited merged in 2001 forming Teck Cominco Limited (now Teck Resources Ltd.). In 2005 Noranda Inc. amalgamated with Falconbridge Limited with the resulting company called Falconbridge Limited. In November 2006 Xstrata acquired Falconbridge Limited became one of the owners.

Geological Setting, Mineralization and Deposit Types

The Antamina mine polymetallic deposit is skarn-hosted. It is unusual in its persistent mineralization and predictable zonation and has a SW-NE strike length of more than 2,500 metres and a width of up to 1,000 metres. The skarn is wellzoned symmetrically on either side of the central intrusion with the zoning used as the basis for four major subdivisions being a brown garnet skarn, green garnet skarn, wollastonite/diopside/green garnet skarn and a marbleized limestone with veins or mantos of wollastonite. Other types of skarn, including the massive sulphides, massive magnetite, and chlorite skarn, represent the remainder of the skarn and are randomly distributed throughout the deposit. The variability of ore types can result in significant changes in the relative proportions of copper and zinc produced in any given year.

Exploration Drilling

In 2021, the drilling program consisted of 28 directional drillholes totalling 11,478 metres and 50 nondirectional drillholes totalling 16,372 metres. The total program consisted of approximately 27,850 metres completed within the Antamina pit. For diamond core, three-metre samples on average of half core (HQ or NQ) are collected and prepared for assay at an external laboratory. The remaining half of the core is retained for future reference. The assay program includes approximately 20% of quality-control samples, comprising reference materials, duplicates and blanks, as well as samples for external control at a secondary laboratory. The reference materials consist of matrix-matched material from Antamina, homogenized and certified in accordance with industry practice.

Mineral Reserve and Mineral Resource Estimates as of December 31, 2021

The mineral reserves and mineral resources for the Antamina deposit as of December 31, 2021 are as follows (on 100% basis):

Mineral Reserves as at December 31, 2021(1)

	Proven		Probable		Total		Recoverable Metal (000 t)(2)	Sandstorm Interest (%)
	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)

Copper

Copper only ore OP	132,900	0.92	81,800	0.98	214,700	0.94	1,867	1.66

Copper-zinc ore OP	53,100	0.91	68,000	0.97	121,100	0.94	933	1.66

Total	186,000	0.92	149,800	0.97	335,800	0.94	2,800	1.66

Molybdenum

Copper only ore OP	132,900	0.036	81,800	0.035	214,700	0.035	44	1.66

Zinc

Copper-zinc ore OP	53,100	2.0	68,000	2.0	121,100	2.0	2,000	1.66

Mineral Reserves as at December 31, 2021(1)

	Proven		Probable		Total		Recoverable Metal (000 oz)(2)	Sandstorm Interest (%)
	Tonnes (000’s)	Grade (g/t)(3)	Tonnes (000’s)	Grade (g/t)(3)	Tonnes (000’s)	Grade (g/t)(3)

Silver

Copper only ore OP	132,900	7.1	81,800	8.4	214,700	7.6	43,111	1.66

Copper-zinc ore OP	53,100	13.1	68,000	14.6	121,100	14.0	46,578	1.66

Total	186,000	8.8	149,800	11.2	335,800	9.9	89,689	1.66

Mineral Resources as at December 31, 2021(1)

	Measured		Indicated		Inferred		Sandstorm Interest (%)
	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)

Copper

Copper only ore OP	84,400	0.69	319,300	0.78	606,800	0.82	1.66

Copper-zinc ore OP	36,100	0.74	149,700	1.00	239,000	1.05	1.66

Copper only ore UG					256,400	1.25	1.66

Copper-zinc ore UG					158,400	1.16	1.66

Total	120,500	0.70	469,000	0.85	1,260,600	0.99	1.66

Molybdenum

Copper only ore OP	84,400	0.018	319,300	0.023	606,800	0.025	1.66

Copper only ore UG					256,400	0.016	1.66

Total	84,400	0.018	319,300	0.023	863,200	0.022	1.66

Zinc

Copper-zinc ore OP	36,100	1.4	149,700	1.7	239,000	1.5	1.66

Copper only ore UG					158,400	1.4	1.66

Total	36,100	1.4	149,700	1.7	397,400	1.5	1.66

Mineral Resources as at December 31, 2021(1)

	Measured		Indicated		Inferred		Sandstorm Interest (%)
	Tonnes (000’s)	Grade (g/t)(3)	Tonnes (000’s)	Grade (g/t)(3)	Tonnes (000’s)	Grade (g/t)(3)

Silver

Copper only ore OP	84,400	7.2	319,300	8.5	606,800	7.8	1.66

Copper-zinc ore OP	36,100	20.7	149,700	18.1	239,000	15.6	1.66

Copper only ore UG					256,400	11.8	1.66

Copper-zinc ore UG					158,400	15.4	1.66

Total	120,500	11.2	469,000	11.6	1,260,600	11.0	1.66

Notes:

(1)	Mineral reserves and resources are mine and property totals and are not limited to interests attributable to Sandstorm.
(2)

Recoverable metal refers to the amount of metal contained in concentrate or cathode copper. Recoverable metal is calculated on a 100% basis from Teck’s 22.5% share of the recoverable metal for the Antamina mine as disclosed in the Teck AIF.

(3)	g/t = grams per tonne.

Open pit mineral reserve estimates were prepared assuming long-term metal prices of US$3.03/lb copper, US$1.07/lb zinc, US$9.40/lb molybdenum and US$18.32/oz silver. Open pit and underground mineral resource estimates were prepared assuming long-term metal prices of US$3.30/lb copper, US$1.18/lb zinc, US$11.11/lb molybdenum and US$25.14/oz silver. Cut-off grades at Antamina are based on the net value before taxes that the relevant material is expected to generate per hour of concentrator operation at assumed prices, and vary by year in an effort to maximize the net present value of the pit.

Mining Operations

The Antamina mine is a large open pit mining operation using standard mining equipment and methods. Drilling is done with large rotary drills and blasting uses bulk explosives. Electric cable shovels and haul trucks do the principal material movement mining in 15 metres benches.

Waste is hauled to final deposition on large waste dumps in areas outside the ultimate pit. Ore is either delivered directly to the Primary Crusher (located south of the pit in the Antamina valley) or to a stockpile for later feeding to the crusher. The long-term operational strategy is currently based on the use of a variable cut-off grade over time to improve the Net Present Value of the project. As a consequence of this strategy, large ore stockpiles are created and then reclaimed through the life of the operation. This strategy is reviewed annually.

Processing and Recovery Operations

The ore is crushed within the pit and conveyed through a 2.7 kilometre tunnel to a coarse ore stockpile at the mill. It is then processed utilizing two SAG mills, followed by ball mill grinding and flotation to produce separate copper, zinc molybdenum and lead/bismuth concentrates. The mill has the capacity to process approximately 145,000 tonnes per day, depending on the ore hardness. At 302 kilometre long slurry concentrate pipeline, approximately 22 centimetres in diameter with a single pump station at the mine site, transports copper and zinc concentrates to the port where they are dewatered and stored prior to loading into vessels for shipment to smelters and refineries worldwide.

Production

On a 100% basis, Antamina’s copper production in 2021 was 445,300 tonnes, compared to 380,700 tonnes in 2020. Zinc production was 462,200 tonnes in 2021, an increase from 427,800 tonnes of production in 2020. Copper and zinc production rose in 2021 primarily due to decreased production in 2020 relating to the temporary suspension of operations to support COVID-19 response measures. In 2021, molybdenum production was 4.9 million pounds, which was 38% lower than in 2020.

Antamina has entered into long-term off-take agreements with affiliates of the Antamina shareholders on market terms for copper, zinc and molybdenum concentrates.

Taxation

In Peru, the mining tax regime includes the Special Mining Tax and the Modified Mining Royalty which apply to CMA’s operating margin based on a progressive sliding scale ranging from 3% to 20.4%. CMA is also subject to Peruvian income tax.

Mine Life

Based on current designed tailings storage capacity, the mine life is expected to continue until 2028. CMA is currently conducting engineering studies for additional tailings storage options and alternative mine plans that could result in significant mine life extensions. Any mine life extension will require a modification of Antamina’s current Environmental Impact Assessment certificate, a process that began in October 2019 with the submission of the study area and common terms of reference to Peruvian regulators for a mine life extension to 2036. A decision in respect of the requested modification is expected in 2023.

Capital and Operating Costs11

On 100% basis the 2022 projected capital costs for the Antamina mine is approximately $840 million. The major components of the projected capital costs are:

Component	Approximate projected cost (US$M)

Sustaining	435

Growth	67

Capital Stripping	338

Total	840

On 100% basis, the 2022 projected cash operating costs for the Antamina mine are approximately $1,022 million. The major components of the projected cash operating costs are:

Component	Approximate projected cost (US$M)

Labour	467

Supplies	453

Energy	258

Other (including general & administrative, inventory changes)	182

Less amounts associated with projected capitalized stripping	(338)

Total	1,022

The cash operating costs presented above do not include transportation or royalties.

Description of Share Capital

Sandstorm is authorized to issue an unlimited number of Sandstorm Shares. The Sandstorm Shares are listed and posted for trading on the TSX under the symbol “SSL” and on the NYSE under the symbol “SAND”. There were 192,236,215 Sandstorm Shares outstanding at the close of business on July 8, 2022.

Holders of Sandstorm Shares are entitled to receive notice of any meetings of Sandstorm Shareholders, to attend and to cast one vote per Sandstorm Share at all such meetings. Holders of Sandstorm Shares do not have cumulative voting rights with respect to the election of the directors of Sandstorm and, accordingly, holders of a majority of the Sandstorm Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Sandstorm Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Sandstorm Board at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of Sandstorm are entitled to receive on a pro rata basis the net assets of Sandstorm after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Sandstorm Shares with respect to dividends or liquidation. The Sandstorm Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

11 All amounts in this section are calculated on a 100% basis from Teck’s 22.5% share of the projected capital costs and projected cash operating costs for the Antamina mine as disclosed in the Teck AIF.

Trading Price and Volume

The following tables set forth information relating to the monthly trading of the Sandstorm Shares on the TSX and the NYSE and respectively, for the 12-month period prior to the date of this Circular.

TSX

Month	High	Low	Volume

	($)	($)

July 2021	10.11	9.25	3,926,726

August 2021	10.08	7.75	4,803,919

September 2021	8.44	7.11	6,934,612

October 2021	8.39	6.86	5,550,583

November 2021	8.98	7.56	5,796,762

December 2021	8.00	6.86	5,424,190

January 2022	8.23	7.04	4,751,702

February 2022	9.28	7.39	5,523,406

March 2022	10.86	9.08	8,299,835

April 2022	11.61	9.54	7,868,764

May 2022	9.40	7.61	10,214,039

June 2022	8.90	7.64	5,715,930

July 1-8, 2022	8.01	7.35	873,643

NYSE

Month	High	Low	Volume

	(US$)	(US$)

July 2021	8.16	7.29	24,265,145

August 2021	8.05	6.12	29,571,008

September 2021	6.67	5.57	33,267,643

October 2021	6.82	5.45	29,272,073

November 2021	7.15	6.08	28,189,717

December 2021	6.30	5.31	41,903,722

January 2022	6.60	5.54	38,466,311

February 2022	7.23	5.80	41,341,059

March 2022	8.46	7.16	60,485,343

April 2022	9.18	7.41	44,282,391

May 2022	7.44	5.82	49,389,689

June 2022	7.07	5.93	39,622,930

July 1-8, 2022	6.22	5.63	7,462,220

The closing price of the Sandstorm Shares on the TSX and the NYSE on April 29, 2022, the last trading day prior to the Announcement Date, was $9.56 and US$7.41, respectively.

The closing price of the Sandstorm Shares on the TSX and the NYSE on July 8, 2022 was $7.48 and US$5.77, respectively.

Prior Sales

The following table sets forth information in respect of issuances of Sandstorm Shares and securities that are convertible or exchangeable into Sandstorm Shares during the 12-month period prior to the date of this Circular.

During the 12-month period prior to the date of this Circular, Sandstorm has issued the following Sandstorm Shares:

Date of Issuance	Type of Security	Issue Price per Sandstorm Share	Number Issued

June 2021	Sandstorm Shares(1)	C$4.96	15,000

August 2021	Sandstorm Shares(2)	Nil	5,498

September 2021	Sandstorm Shares(2)	Nil	124,666

November 2021	Sandstorm Shares(1)	C$4.96	13,000

November 2021	Sandstorm Shares(3)	£1.00	83,688

November 2021	Sandstorm Shares(2)	Nil	67,668

December 2021	Sandstorm Shares(1)	C$4.96	671,000

December 2021	Sandstorm Shares(2)	Nil	448,366

January 2022	Sandstorm Shares(2)	Nil	1,000

February 2022	Sandstorm Shares(1)	C$5.50	160,000

February 2022	Sandstorm Shares(1)	C$5.92	200,000

February 2022	Sandstorm Shares(3)	£1.00	153,428

February 2022	Sandstorm Shares(2)	Nil	38,666

March 2022	Sandstorm Shares(2)	Nil	14,334

March 2022	Sandstorm Shares(1)	C$5.92	3,333

June 2022	Sandstorm Shares(2)	Nil	12,000

TOTAL:			2,011,647

Notes:

(1)	Issued pursuant to the exercise of Sandstorm Options.
(2)	Issued pursuant to the vesting of Sandstorm RSRs.
(3)	Issued pursuant to the exercise of stock options of Mariana Resources Limited, on the basis of 0.3487 of a Sandstorm Share for each share in the capital of Mariana Resources Limited.

During the 12-month period prior to the date of this Circular, Sandstorm has issued the following securities convertible into Sandstorm Shares:

Date of Issuance	Type of Security	Exercise Price	Number Issued

December 2021	Sandstorm Options	C$7.18	2,968,000

December 2021	Sandstorm RSRs	C$7.18(1)	343,200

TOTAL:			3,311,200

Note:

(1)

Represents the deemed value of the Sandstorm RSRs on the date of the award by Sandstorm, although no money has been, or will be, paid to Sandstorm in connection with the issuance of Sandstorm Shares upon vesting of such Sandstorm RSRs, other than in satisfaction of applicable tax.

Consolidated Capitalization

The following table sets forth Sandstorm’s consolidated capitalization as at March 31, 2022, adjusted to give effect to the material changes in the Sandstorm Shares since March 31, 2022, the date of Sandstorm’s most recent interim consolidated financial statements, and further adjusted to give effect to the Arrangement, the BaseCore Transaction and the Spin-off Transaction. The table should be read in conjunction with the Sandstorm Interim MD&A and Sandstorm Interim Financial Statements, including the notes thereto and the other financial information contained in or incorporated by reference herein.

(in thousands of U.S. dollars)	As at March 31, 2022	As at March 31, 2022 after giving effect to the BaseCore Transaction, the Arrangement and the Spin-off Transaction(1)

Share capital	$697,727	$1,348,756(2)

Sandstorm Shares issued (Authorized – Unlimited)	192,224,215	280,082,420(3)

Non-current liabilities	$24,705	$489,950(4)

Notes:

(1)

Assumes the completion of the BaseCore Transaction and the Spin-off Transaction and that all Nomad Shares issued and outstanding as of March 31, 2022 are acquired by Sandstorm pursuant to the Arrangement, no Nomad Shareholders exercise their Dissent Rights, no Nomad Shares are issued pursuant to the Nomad DRIP and that none of the Nomad Options, Nomad Warrants, Nomad RSUs, Nomad PSUs and Nomad DSUs are exercised or vested prior to completion of the Arrangement.

(2)	See also “Recent Developments – Q2 2022 Dividend” and “Recent Developments – Q3 2022 Dividend” in this Appendix C.
(3)

283,300,035 assuming the completion of the BaseCore Transaction and the Spin-off Transaction, and that all Nomad Shares issued and outstanding as of March 31, 2022 and the Nomad Shares issuable pursuant to the Nomad DRIP as of March 31, 2022 are acquired by Sandstorm pursuant to the Arrangement, no Nomad Shareholders exercise their Dissent Rights, no Nomad Shares are issued pursuant to the Nomad DRIP and that none of the Nomad Options, Nomad Warrants, Nomad RSUs, Nomad PSUs and Nomad DSUs are exercised or vested prior to completion of the Arrangement.

(4)	See “Recent Developments – Upsized Credit Facility” in this Appendix C.

Risk Factors

An investment in Sandstorm Shares and the completion of the Arrangement are subject to certain risks. In addition to considering the other information contained in this Circular, including the risk factors described under the heading “Risk Factors”, readers should consider carefully the risk factors described in the Sandstorm AIF as well as the Sandstorm Interim MD&A, each of which is incorporated by reference in this Circular.

Additional Information

Information has been incorporated by reference in this Circular from documents filed with the various securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, and filed with, or furnished to, the SEC. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of Sandstorm, at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6 (telephone: 1.604.628.1107) and are also available electronically under Sandstorm’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Sandstorm’s filings through SEDAR and EDGAR are not incorporated by reference in this Circular except as specifically set out herein.

The following documents, filed or furnished by Sandstorm with the securities commissions or similar authorities in each of the provinces and territories of Canada and with the SEC, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	Sandstorm AIF;

(b)	Sandstorm Annual Financial Statements;

(c)	Sandstorm Annual MD&A;

(d)	Sandstorm Interim Financial Statements;

(e)	Sandstorm Interim MD&A;

(f)	Sandstorm’s management information circular dated April 14, 2022 in respect of Sandstorm’s annual and special meeting of Sandstorm Shareholders held on June 3, 2022; and

(g)	Sandstorm’s material change report in connection with the announcement of the Arrangement and the BaseCore Transaction dated May 11, 2022.

Any document of the type referred to in Section 11.1 of Form 44-101F1 of NI 44-101 (excluding confidential material change reports), if filed by Sandstorm with a securities commission or similar regulatory authority in Canada after the date of this Circular disclosing additional or updated information including the documents incorporated by reference herein, filed pursuant to the requirements of the applicable Canadian Securities Laws, will be deemed to be incorporated by reference in this Circular. In addition, any report on Form 40-F, 20-F or Form 6-K (or any respective successor form) filed by Sandstorm with, or furnished by Sandstorm to, the SEC subsequent to the date of this Circular shall also be deemed to be incorporated by reference into this Circular (in the case of any report on Form 6-K, if and to the extent expressly provided in such report).

Any statement contained in this Circular or in any other document incorporated or deemed to be incorporated by reference in this Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded.

Appendix D Information Concerning Sandstorm Following Completion of the Arrangement

The following section of this Circular contains forward-looking information. Readers are cautioned that actual results may vary. See “General Information – Forward-Looking Information”.

Overview

On completion of the Arrangement, Sandstorm will directly own all of the outstanding Nomad Shares and Nomad will be a wholly owned subsidiary of Sandstorm. Following completion of the Arrangement, existing Sandstorm Shareholders and Nomad Shareholders are expected to own approximately 71% and 29% of Sandstorm, respectively, (or 68% and 27% assuming the completion of the BaseCore Transaction, and the existing shareholders of BaseCore will own approximately 5% of Sandstorm), each case based on the number of securities of Sandstorm and Nomad issued and outstanding on July 8, 2022, taking into account the number of Nomad Shares issuable under the Nomad DRIP.

The corporate chart that follows sets forth Sandstorm’s material subsidiaries, together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, by Sandstorm following completion of the Arrangement and assuming completion of the Spin-off Transaction.

Except as otherwise described in this Appendix, the business of Sandstorm following completion of the Arrangement and information relating to Sandstorm following completion of the Arrangement will be that of Sandstorm generally and as disclosed elsewhere in this Circular, including but not limited to the BaseCore Transaction and the Spin-off Transaction as further described in “Appendix C – Information Concerning Sandstorm” attached to this Circular.

The head office of Sandstorm following completion of the Arrangement will continue to be situated at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.

Description of Mineral Properties

On completion of the Arrangement, the BaseCore Transaction and the Spin-off Transaction, Sandstorm’s material mineral properties for the purposes of NI 43-101 will be Sandstorm’s remaining stream or royalty interests in the Hod Maden Project and the Antamina mine.

Further information regarding the Hod Maden Project can be found in the Sandstorm AIF under the heading “Technical Information – Hod Maden Project, Turkey”, which is incorporated by reference herein. Further information regarding the Antamina mine can be found in “Appendix C – Information Concerning Sandstorm” attached to this Circular.

Description of Share Capital

The authorized share capital of Sandstorm following completion of the Arrangement and the BaseCore Transaction will continue to be as described in “Appendix C – Information Concerning Sandstorm” attached to this Circular and the rights and restrictions of the Sandstorm Shares will remain unchanged.

The issued share capital of Sandstorm will change as a result of the consummation of the Arrangement and the BaseCore Transaction, to reflect the issuance of the Sandstorm Shares contemplated in the Arrangement and the BaseCore Transaction. Based on the outstanding securities of Nomad as of July 8, 2022, Sandstorm expects to issue up to a maximum of 82,619,407 Sandstorm Shares in connection with the Arrangement (including the Sandstorm Shares to be issued in respect of Nomad Shares issuable under the Nomad DRIP and the Sandstorm Shares issuable in respect of the Replacement Options and Nomad Warrants). If no outstanding Nomad Options and Nomad Warrants have been exercised prior to the Effective Time, Sandstorm expects to issue up to approximately 77,591,206 Sandstorm Shares to Nomad Shareholders on closing of the Arrangement (including in respect of Nomad Shares issuable under the Nomad DRIP), with up to 5,028,201Sandstorm Shares reserved for issuance upon exercise of the Replacement Options and the Nomad Warrants. In addition, Sandstorm expects to issue 13,495,276 Sandstorm Shares in connection with the BaseCore Transaction.

On completion of the Arrangement and the BaseCore Transaction, assuming that the current number of Nomad Shares and Sandstorm Shares outstanding does not change from the respective dates of the information provided herein and taking into account the Sandstorm Shares to be issued in respect of Nomad Shares issuable under the Nomad DRIP, it is expected that the total number of Sandstorm Shares issued and outstanding will be 283,322,697 on a non-diluted basis. Up to a maximum of 17,675,032 Sandstorm Shares will be issuable upon the exercise of outstanding convertible securities of Nomad and Sandstorm, including the outstanding Nomad Warrants and the Replacement Options to be issued pursuant to the Arrangement, as well as the existing Sandstorm Options and Sandstorm RSRs. On completion of the Arrangement, assuming that the current number of convertible securities of Nomad and Sandstorm does not change from the respective dates of the information provided herein, it is expected that the total number of Sandstorm Shares issued and outstanding will be 300,997,729 on a fully-diluted basis.

See “Appendix C – Information Concerning Sandstorm – Consolidated Capitalization” attached to this Circular.

To the knowledge of the directors and executive officers of Sandstorm as of the date of this Circular, no person will beneficially own, or control or direct, directly or indirectly, voting securities of Sandstorm carrying 10% or more of the voting rights attached to the Sandstorm Shares following completion of the Arrangement, BaseCore Transaction and Spin-off Transaction, other than as set out below.

Name	Number of Sandstorm Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly	Percentage of Outstanding Sandstorm Shares following Completion of Arrangement, BaseCore Transaction and Spin-off Transaction
Orion Entities	47,971,170(1)	16.9%(2)

(1)

Based on the number of Nomad Shares beneficially owned, controlled or directed, directly or indirectly, by the Orion Entities as disclosed in the public filings made by the Orion Entities on the System for Electronic Disclosure by Insiders (SEDI) as of July 8, 2022.

(2)

Assumes 283,322,697 Sandstorm Shares issued and outstanding. In the event the BaseCore Transaction is not completed, the Orion Entities are expected to hold 17.8% of the outstanding Sandstorm Shares (on a non-diluted basis and taking into account the Sandstorm Shares to be issued in respect of Nomad Shares issuable under the Nomad DRIP).

Registration Rights

Pursuant to the terms of the Plan of Arrangement, Sandstorm will enter into a Registration Rights Agreement with each Electing Affiliate on completion of the Arrangement, in the form attached to the Nomad Circular. See “The Arrangement – Registration Rights Agreement”.

Dividends

There are no restrictions on the ability of Sandstorm to declare and pay dividends on the Sandstorm Shares. On December 15, 2021, the Sandstorm Board declared Sandstorm’s first cash dividend in the amount of C$0.02 per Sandstorm Share for the first quarter of 2022, to shareholders of record as of the close of business on January 18, 2022. On March 31, 2022, the Sandstorm Board declared Sandstorm’s second quarterly cash dividend for 2022 in the amount of C$0.02 per Sandstorm Share to shareholders of record as of the close of business on April 19, 2022. Each of these dividends qualifies as an “eligible dividend” as defined in the Tax Act.

The declaration and payment of future dividends will be at the discretion of the Sandstorm Board and will be made based on Sandstorm’s financial position and other factors relevant at the time.

Repayment of Nomad Debt

Upon closing of the Arrangement, Sandstorm intends to repay the Nomad Credit Facility. For additional information regarding Nomad’s debt, see the Nomad Annual Financial Statements, the Nomad Annual MD&A, the Nomad Interim Financial Statements and the Nomad Interim MD&A, all of which are incorporated by reference into this Circular.

Unaudited Pro Forma Consolidated Financial Statements

For selected unaudited pro forma consolidated financial statements of Sandstorm giving effect to the BaseCore Transaction, the Arrangement and the Spin-off Transaction, see “Appendix F – Unaudited Pro Forma Financial Statements” attached to this Circular.

Independent Auditors, Transfer Agent and Registrar

The independent auditors of Sandstorm following completion of the Arrangement will continue to be PricewaterhouseCoopers LLP, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7 and the transfer agent and registrar for the Sandstorm Shares will continue to be Computershare at its principal office in Vancouver, British Columbia.

Risk Factors

The business and operations of Sandstorm following completion of the Arrangement will continue to be subject to the risks currently faced by Sandstorm and Nomad, as well as certain risks unique to Sandstorm following completion of the Arrangement, including those set out under the heading “Risk Factors”. Readers should also carefully consider the risk factors relating to Sandstorm described in the Sandstorm AIF and the Sandstorm Interim MD&A and the risk factors relating to Nomad described in the Nomad AIF, each of which is incorporated by reference in this Circular.

Appendix E

BMO Fairness Opinion

See attached

E-1

May 1, 2022

The Board of Directors

Sandstorm Gold Ltd.

1400 - 400 Burrard Street

Vancouver, British Columbia

V6C 3A6, Canada

To the Board of Directors:

BMO Nesbitt Burns Inc. (“BMO Capital Markets” or “we” or “us”) understands that Sandstorm Gold Ltd. (the “Company”) and Nomad Royalty Company Ltd. (the “Acquisition Candidate”) propose to enter into an arrangement agreement to be dated May 1, 2022 (the “Arrangement Agreement”) pursuant to which, among other things, the Company will acquire all of the outstanding common shares (each a “Share” and collectively the “Shares”) of the Acquisition Candidate and pursuant to which each holder of Shares (each a “Shareholder” and collectively the “Shareholders”) will be entitled to receive, in exchange for each Share held, 1.21 common shares of the Company (the “Consideration”). We understand that the acquisition contemplated by the Arrangement Agreement is proposed to be effected by way of an arrangement (the “Arrangement”) under the Canada Business Corporations Act. The terms and conditions of the Arrangement will be summarized in the Company’s management proxy circular (the “Circular”) to be mailed to holders of common shares of the Company (each a “Company Shareholder” and collectively the “Company Shareholders”) in connection with a special meeting of the Company Shareholders to be held to consider and, if deemed advisable, approve the issuance of the Consideration pursuant to the Arrangement.

We have been retained to provide financial advice to the Company, including our opinion (the “Opinion”) to the board of directors of the Company (the “Board of Directors”) that the Consideration to be paid by the Company pursuant to the Arrangement is fair, from a financial point of view, to the Company.

Engagement of BMO Capital Markets

The Company initially contacted BMO Capital Markets regarding a potential advisory assignment in March 2022. BMO Capital Markets was formally engaged by the Company pursuant to an agreement dated April 26, 2022 and effective as of March 31, 2022 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide the Company and the Board of Directors with various advisory services in connection with the Arrangement including, among other things, the provision of the Opinion.

BMO Capital Markets will receive a fee for rendering the Opinion. We will also receive certain fees for our advisory services under the Engagement Agreement, a substantial portion of which is contingent upon the successful completion of the Arrangement. The Company has also agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement.

1

Credentials of BMO Capital Markets

BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Independence of BMO Capital Markets

Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company, the Acquisition Candidate, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than: (i) acting as financial advisor to the Company and the Board of Directors pursuant to the Engagement Agreement; (ii) acting as financial advisor to the Company pursuant to the Company’s proposed acquisition of BaseCore Metals LP (“BaseCore”); (iii) acting as co-lead arranger on the Company’s proposed upsized credit facility (BMO Capital Markets is an existing lender to the Company); (iv) acting as agent pursuant to the Company’s Normal Course Issuer Bid; (v) acting as agent pursuant to the Company’s at-the-market (“ATM”) equity program; (vi) acting as bookrunner on the Acquisition Candidate’s January 2022 C$42.5 mm equity offering and (vii) acting as joint bookrunner on the Acquisition Candidate’s May 2020 C$13.3 mm private placement of subscription receipts.

There are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to future business dealings. BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation. As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Arrangement. In addition, Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

2

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1.	a draft of the Arrangement Agreement dated May 1, 2022;

2.

certain publicly available information relating to the business, operations, financial condition and trading history of the Company and the Acquisition Candidate and other selected public companies we considered relevant;

3.

certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company, the Acquisition Candidate and BaseCore relating to the business, operations and financial condition of the Company, the Acquisition Candidate and BaseCore;

4.

internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company, the Acquisition Candidate and BaseCore relating to the Company, the Acquisition Candidate and BaseCore. Such forecasts, projections and estimates for the Company were considered both with and without the potential impact of the Company’s proposed acquisition of BaseCore;

5.	discussions with management of the Company relating to the Company’s, the Acquisition Candidate’s and BaseCore’s current business, plan, financial condition and prospects;

6.	public information with respect to selected precedent transactions we considered relevant;

7.	various reports published by equity research analysts we considered relevant;

8.

a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company; and

9.	such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company to any information under the Company’s control requested by BMO Capital Markets.

3

Assumptions and Limitations

We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement (the “Information”). The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates and budgets (including, without limitation, estimates of future resource or reserve additions) provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company, having regard to the Company’s, the Acquisition Candidate’s and BaseCore’s business, plans, financial condition and prospects.

Senior officers of the Company have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that: (i) the Information provided to BMO Capital Markets orally by, or in the presence of, an officer or employee of, the Company, or in writing by the Company or any of its subsidiaries (as defined in National Instrument 45-106 – Prospectus and Registration Exemptions) or any of its or their representatives in connection with our engagement was, at the date the Information was provided to BMO Capital Markets, and is, as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Securities Act (Ontario)); and (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries or, to the best of our knowledge, information and belief after due inquiry, the Acquisition Candidate, BaseCore or any of their respective subsidiaries, and, to the best of the knowledge of Company management, no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, we have assumed that the executed Arrangement Agreement will not differ in any material respect from the draft that we reviewed, and that the Arrangement will be consummated in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company, the Acquisition Candidate and BaseCore as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of the Company and its representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Arrangement.

The Opinion is provided to the Board of Directors for its exclusive use only in considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without our prior written consent. The Opinion does not constitute a recommendation as to how any Company Shareholder should vote or act on any matter relating to the Arrangement. Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

4

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company or of any of its affiliates, and the Opinion should not be construed as such. The Opinion is not, and should not be construed as, advice as to the price at which the securities of the Company or the Acquisition Candidate may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Arrangement and the Opinion does not address any such matters. We have relied upon, without independent verification, the assessment by the Company and its legal advisors with respect to such matters. In addition, the Opinion does not address the relative merits of the Arrangement as compared to any strategic alternatives that may be available to the Company.

The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

Conclusion

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Consideration to be paid by the Company pursuant to the Arrangement is fair from a financial point of view to the Company.

Yours truly,

BMO Nesbitt Burns Inc.

5

Appendix F Unaudited Pro Forma Financial Statements See attached.

F-1

SANDSTORM GOLD LTD.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three months ended March 31, 2022 and

for the year ended December 31, 2021

Expressed in U.S. Dollars (000s)

(Unaudited)

SANDSTORM GOLD LTD.

Pro Forma Consolidated Statement of Financial Position

As at March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s)

	Sandstorm Gold Ltd.	Nomad Royalty Company Ltd.	Pro Forma Adjustments- Nomad	Note 6	Sandstorm Gold Ltd. - Pro forma with Nomad Transaction	BaseCore Carve-Out	Pro Forma Adjustments - BaseCore	Note 8	Sandstorm Pro forma with Nomad & BaseCore	Pro Forma Adjustments – Horizon Copper	Note 9	Sandstorm Gold Ltd. Pro Forma
ASSETS
Current
Cash and cash equivalents	31,614	21,519	(17,569)	(a)	35,564	-	(6,362)	(a)(c)	29,202	39,892	(a)(h)	69,094
Trade and other receivables	15,240	3,813	-		19,053	11,012	-		30,065	(96)	(b)	29,969
Other current assets	5,748	2,394	-		8,142	-	-		8,142	-		8,142

	52,602	27,726	(17,569)		62,759	11,012	(6,362)		67,409	39,796		107,205
Non-current
Stream, royalty and other interests	464,815	310,039	325,228	(a)(b)	1,100,082	217,793	259,198	(b)	1,577,073	22,973	(c)(i)	1,600,046
Investments in associates	71,248	-	-		71,248	-	-		71,248	(33,015)	(b)(j)	38,233
Financial asset – zinc participating loan	-	-	-		-	41,752	116	(b)	41,868	-		41,868
Deferred income tax assets	-	43,214	(43,214)	(g)	-	-	-		-	-		-
Investments	30,281	-	-		30,281	-	-		30,281	178,049	(d)(k)	208,330
Other long-term assets	5,615	-	-		5,615	-	-		5,615	-		5,615

Total assets	624,561	380,979	264,445		1,269,985	270,557	252,952		1,793,494	207,803		2,001,297

LIABILITIES
Current
Trade and other payables	7,430	5,423	-		12,853	14	-		12,867	(3)	(b)	12,864
Deferred payment liability – host contract	-	9,886	-		9,886	-	-		9,886	-		9,886
Deferred payment liability – conversion option	-	685	-		685	-	-		685	-		685

	7,430	15,994	-		23,424	14	-		23,438	(3)		23,435

Non-current
Revolving credit facility	-	41,750	-		41,750	-	423,495	(c)	465,245	-		465,245

SANDSTORM GOLD LTD.

Pro Forma Consolidated Statement of Financial Position

As at March 31, 2022

Unaudited, expressed in U.S. dollars ($000s)

	Sandstorm Gold Ltd.	Nomad Royalty Company Ltd.	Pro Forma Adjustments- Nomad	Note 6	Sandstorm Gold Ltd. - Pro forma with Nomad Transaction	BaseCore Carve-Out	Pro Forma Adjustments - BaseCore	Note 8	Sandstorm Pro forma with Nomad & BaseCore	Pro Forma Adjustments – Horizon Copper	Note 9	Sandstorm Gold Ltd. Pro Forma
Deferred income tax liabilities	22,252	-	-		22,252	-	-		22,252	-		22,252
Lease liabilities and other	2,453	-	-		2,453	-	-		2,453	-		2,453

Total liabilities	32,135	57,744	-		89,879	14	423,495		513,388	(3)		513,385

EQUITY
Share Capital	697,727	288,271	262,758	(a)(c)	1,248,756	-	100,000	(d)	1,348,756	-		1,348,756
Reserves	19,525	8,618	(4,565)	(a)(d)	23,578	-	-		23,578	-		23,578
Partners’ net investment	-	-	-		-	270,543	(270,543)	(d)	-	-		-
Retained earnings	41,633	2,782	(2,782)	(a)(e)	41,633	-	-		41,633	58,202	(f)	99,835
Accumulated other comprehensive loss	(166,459)	-	-		(166,459)	-	-		(166,459)	149,604	(f)	(16,855)

	592,426	299,671	255,411		1,147,508	270,543	(170,543)		1,247,508	207,806		1,455,314
Non-controlling interests	-	23,564	9,034	(f)	32,598	-	-		32,598	-		32,598

Total equity	592,426	323,235	264,445		1,180,106	270,543	(170,543)		1,280,106	207,806		1,487,912

Total liabilities and equity	624,561	380,979	264,445		1,269,985	270,557	252,952		1,793,494	207,803		2,001,297

Page | 3

SANDSTORM GOLD LTD.

Pro Forma Consolidated Statement of Income (Loss)

For the year ended December 31, 2021

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

	Sandstorm Gold Ltd.	Nomad Royalty Company Ltd.	Pro Forma Adjustments- Nomad	Note 6	Sandstorm Gold Ltd. - Pro forma with Nomad Transaction	BaseCore Carve-Out	Pro Forma Adjustments - BaseCore	Note 8	Sandstorm Pro forma with Nomad & BaseCore	Pro Forma Adjustments – Horizon Copper	Note 9	Sandstorm Gold Ltd. Pro Forma
Sales	71,722	22,733	-		94,455	-	-		94,455	-		94,455
Royalty revenue	43,138	4,419	-		47,557	45,001	-		92,558	(27,669)	(m)	64,889

	114,860	27,152	-		142,012	45,001	-		187,013	(27,669)		159,344

Cost of sales, excluding depletion	16,845	5,176	-		22,021	-	-		22,021	-		22,021
Depletion	35,704	13,067	5,220	(h)	53,991	13,621	13,374	(e)	80,986	(7,970)	(n)	73,016

Total cost of sales	52,549	18,243	5,220		76,012	13,621	13,374		103,007	(7,970)		95,037

Gross Profit	62,311	8,909	(5,220)		66,000	31,380	(13,374)		84,006	(19,699)		64,307

Expenses and other (income)
Administration expenses	10,198	8,075	-		18,273	113	-		18,386	-		18,386
Project evaluation	7,770	433	-		8,203	-	-		8,203	-		8,203
Gain on revaluation of Vale Royalties financial instrument	(5,887)	-	-		(5,887)	-	-		(5,887)	-		(5,887)
Stream, royalty and other interests impairments	408	-	-		408	-	-		408	-		408
Gain on disposal of investments in associates	-	-	-		-	-	-		-	(58,202)	(f)	(58,202)
(Gain) loss on revaluation of investments	1,659	-	-		1,659	(2,700)	-		(1,041)	-		(1,041)
Change in fair value of conversion option	-	(1,425)	-		(1,425)	-	-		(1,425)	-		(1,425)
Finance expense	2,135	2,396	-		4,531	-	21,841	(f)	26,372	-		26,372
Finance income	(481)	-	-		(481)	(2,355)	-		(2,836)	(7,344)	(g)(o)	(10,180)
Foreign exchange loss	645	-	-		645	-	-		645	-		645
Other	1,011	655	-		1,666	-	-		1,666	(7,616)	(e)(l)	(5,950)

Income (loss) before taxes	44,853	(1,225)	(5,220)		38,408	36,322	(35,215)		39,515	53,463		92,978

Page | 4

SANDSTORM GOLD LTD.

Pro Forma Consolidated Statement of Income (Loss)

For the year ended December 31, 2021

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

	Sandstorm Gold Ltd.	Nomad Royalty Company Ltd.	Pro Forma Adjustments- Nomad	Note 6	Sandstorm Gold Ltd. - Pro forma with Nomad Transaction	BaseCore Carve-Out	Pro Forma Adjustments - BaseCore	Note 8	Sandstorm Pro forma with Nomad & BaseCore	Pro Forma Adjustments – Horizon Copper	Note 9	Sandstorm Gold Ltd. Pro Forma
Current income tax expense	3,029	1,236	-		4,265	-	-		4,265	-		4,265
Deferred income tax expense (recovery)	14,202	(1,002)	-		13,200	-	-		13,200	-		13,200

	17,231	234	-		17,465	-	-		17,465	-		17,465

Net income (loss) for the period	27,622	(1,459)	(5,220)		20,943	36,322	(35,215)		22,050	53,463		75,513

Net income (loss) attributable to:
Shareholders	27,622	(1,676)	(5,220)		20,726	36,322	(35,215)		21,833	53,463		75,296
Non-controlling interests	-	217	-		217	-	-		217	-		217

Basic earnings (loss) per share	0.14				0.08				0.08			0.27
Diluted earnings (loss) per share	0.14				0.08				0.08			0.26

Weighted average number of common shares outstanding

Basic	193,974,313				268,337,242				281,832,518			281,832,518

Diluted	197,823,480				272,752,242				286,247,518			286,247,518

Page | 5

SANDSTORM GOLD LTD.

Pro Forma Consolidated Interim Statement of Income (Loss)

For the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

	Sandstorm Gold Ltd.	Nomad Royalty Company Ltd.	Pro Forma Adjustments- Nomad	Note 6	Sandstorm Gold Ltd. - Pro forma with Nomad Transaction	BaseCore Carve-Out	Pro Forma Adjustments - BaseCore	Note 8	Sandstorm Pro forma with Nomad & BaseCore	Pro Forma Adjustments – Horizon Copper	Note 9	Sandstorm Gold Ltd. Pro Forma
Sales	22,015	10,010	-		32,025	-	-		32,025	-		32,025
Royalty revenue	13,350	3,772	-		17,122	11,012	-		28,134	(7,297)	(m)	20,837

	35,365	13,782	-		49,147	11,012	-		60,159	(7,297)		52,862

Cost of sales, excluding depletion	5,295	1,671	-		6,966	-	-		6,966	-		6,966
Depletion	11,111	5,474	2,273	(h)	18,858	3,249	3,190	(e)	25,297	(2,017)	(n)	23,280

Total cost of sales	16,406	7,145	2,273		25,824	3,249	3,190		32,263	(2,017)		30,246

Gross Profit	18,959	6,637	(2,273)		23,323	7,763	(3,190)		27,896	(5,280)		22,616

Expenses and other (income)
Administration expenses	2,497	2,365	-		4,862	21	-		4,883	-		4,883
Project evaluation	1,569	-	-		1,569	-	-		1,569	-		1,569
Stream, royalty, and other interests impairments	665	-	-		665	-	-		665	-		665
(Gain) loss on revaluation of investments	(174)	-	-		(174)	(2,394)	-		(2,568)	-		(2,568)
Change in fair value of conversion option	-	(903)	-		(903)	-	-		(903)	-		(903)
Finance expense	628	727	-		1,355	-	5,384	(f)	6,739	-		6,739
Finance income	(93)	-	-		(93)	(736)	-		(829)	(1,773)	(g)(o)	(2,602)
Foreign exchange loss	42	52	-		94	-	-		94	-		94
Other	(42)	-	-		(42)	-	-		(42)	(323)	(e)(l)	(365)

Income (loss) before taxes	13,867	4,396	(2,273)		15,990	10,872	(8,574)		18,288	(3,184)		15,104

Current income tax expense	887	1,160	-		2,047	-	-		2,047	-		2,047

Page | 6

SANDSTORM GOLD LTD.

Pro Forma Consolidated Interim Statement of Income (Loss)

For the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

	Sandstorm Gold Ltd.	Nomad Royalty Company Ltd.	Pro Forma Adjustments- Nomad	Note 6	Sandstorm Gold Ltd. - Pro forma with Nomad Transaction	BaseCore Carve-Out	Pro Forma Adjustments - BaseCore	Note 8	Sandstorm Pro forma with Nomad & BaseCore	Pro Forma Adjustments – Horizon Copper	Note 9	Sandstorm Gold Ltd. Pro Forma
Deferred income tax expense	3,839	495	-		4,334	-	-		4,334	-		4,334

	4,726	1,655	-		6,381	-	-		6,381	-		6,381

Net income (loss) for the period	9,141	2,741	(2,273)		9,609	10,872	(8,574)		11,907	(3,184)		8,723

Net income (loss) attributable to:
Shareholders	9,141	2,455	(2,273)		9,323	10,872	(8,574)		11,621	(3,184)		8,437
Non-controlling interests	-	286	-		286	-	-		286	-		286

Basic earnings (loss) per share	0.05				0.04				0.04			0.03
Diluted earnings (loss) per share	0.05				0.03				0.04			0.03

Weighted average number of common shares outstanding

Basic	191,914,859				266,277,788				279,773,064			279,773,064

Diluted	194,837,916				269,766,678				283,261,954			283,261,954

Page | 7

SANDSTORM GOLD LTD.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2021 and the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

1.	BASIS OF PRESENTATION

These unaudited pro forma consolidated financial statements have been prepared in connection with the proposed acquisition (the “Nomad Acquisition”) of all the issued and outstanding shares (the “Nomad Shares”) of Nomad Royalties Company Ltd. (“Nomad”) by Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) pursuant to a plan of arrangement under the Canada Business Corporations Act (“Arrangement”) in accordance with the terms of the arrangement agreement between the parties dated May 1, 2022 (the “Arrangement Agreement”).

These unaudited pro forma consolidated financial statements also reflect the following completed or probable transactions (collectively, the “Other Sandstorm Transactions”): (i) the proposed acquisition of nine royalties and one stream (the “Royalty Package”) from BaseCore Metals LP (“BaseCore”) by Sandstorm (the “BaseCore Transaction”) announced on May 1, 2022, (ii) the sale of the Company’s equity interests in Entrée Resources Ltd. consummated on May 31, 2022 and proposed sale of the Company’s equity method investment in Hod Maden project to Royalty North Partners Ltd. (“Royalty North”) (the “Spin-off Transaction”). Upon completion, Royalty North will change its name to Horizon Copper Corp. (“Horizon Copper”); and (iii) the proposed partial disposition (the “Antamina NPI Disposition”) of the acquired 1.66% Antamina NPI acquired as a result of the BaseCore Transaction. These unaudited pro forma consolidated financial statements also reflect pro forma adjustments resulting from Sandstorm’s agreement (the “Financing Transaction”) with the Bank of Nova Scotia and BMO Capital Markets as co-lead arrangers securing a commitment to increase the amount available under the Company’s existing revolving credit agreement to permit borrowing up to $500,000 with an additional uncommitted amount of up to $125,000. The upsize is contingent upon closing the BaseCore acquisition and proceeds from the revolving credit agreement will be used to fund the BaseCore Transaction.

The Nomad Acquisition and Other Sandstorm Transactions are referred to collectively as the “Transactions”.

These unaudited pro forma consolidated financial statements have been prepared from information derived from, and should be read in conjunction with the financial statements of the Company and of Nomad, and the carve-out financial statements of the Royalty Package, each prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), specifically:

(i)

The consolidated financial statements of the Company for the year ended December 31, 2021 and the unaudited condensed consolidated interim financial statements of the Company for the period ended March 31, 2022;

(ii)

the consolidated financial statements of Nomad for the year ended December 31, 2021 and the unaudited condensed consolidated interim financial statements of Nomad for the three months ended March 31, 2022;

(iii)

the carve-out financial statements of the Royalty Package for the year ended December 31, 2021 and the unaudited condensed interim carve-out financial statements of the Royalty Package for the three months ended March 31, 2022.

These unaudited pro forma consolidated financial statements have been compiled from and include:

a)	An unaudited pro forma consolidated statement of financial position as of March 31, 2022 combining:
(i)	The unaudited condensed consolidated interim statement of financial position of the Company as of March 31, 2022;

Page | 8

SANDSTORM GOLD LTD.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2021 and the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

(ii)	The unaudited consolidated balance sheet of Nomad as of March 31, 2022;
(iii)	The unaudited condensed interim carve-out statement of financial position of the Royalty Package as of March 31, 2022; and
(iv)	The adjustments described in Notes 6, 8 and 9.

This unaudited pro forma consolidated statement of financial position as of March 31, 2022 assumes that the Transactions occurred on March 31, 2022.

b)	An unaudited pro forma consolidated statement of income (loss) for the year ended December 31, 2021 combining:
(i)	The consolidated statement of income (loss) of the Company for the year ended December 31, 2021;
(ii)	The consolidated statement of income (loss) and comprehensive income (loss) of Nomad for the year ended December 31, 2021;
(iii)	The carve-out statements of operations and comprehensive income (loss) of the Royalty Package for the year ended December 31, 2021; and
(iv)	The adjustments described in Notes 6, 8 and 9.

This unaudited pro forma consolidated statement of income (loss) for the year ended December 31, 2021 assumes that the Transactions occurred on January 1, 2021.

c)	An unaudited pro forma consolidated statement of income (loss) for the three months ended March 31, 2022 combining:
(i)	The unaudited condensed consolidated interim statement of income (loss) of the Company for the three months ended March 31, 2022;
(ii)	The unaudited consolidated statement of income (loss) and comprehensive income (loss) of Nomad for the three months ended March 31, 2022;
(iii)	The unaudited condensed interim carve-out statements of operations and comprehensive income of the Royalty Package for the three months ended March 31, 2022; and
(iv)	The adjustments described in Notes 6, 8 and 9.

This unaudited pro forma consolidated statement of income (loss) for the three months ended March 31, 2022 assumes that the Transactions occurred on January 1, 2021.

In combining Nomad’s consolidated financial statements and the Royalty Package’s carve-out financial statements with those of the Company, the Company has reclassified line items on Nomad’s consolidated financial statements and the Royalty Package’s carve-out financial statements to conform with the Company’s financial statement presentation.

The unaudited pro forma consolidated financial statements are not intended to reflect the financial performance or the financial position of the Company which would have resulted had the Transactions been consummated on the dates indicated. Actual amounts recorded upon completion of the Transactions will likely differ from those recorded in the unaudited pro forma consolidated financial statements and such differences could be material. Among other things, management has not presented any pro forma management adjustments related to any potential synergies that may be realized and integration costs that may be incurred upon completion of the Transactions. The unaudited pro forma consolidated financial information does not give effect to events arising after March 31, 2022 except as disclosed herein. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

Page | 9

SANDSTORM GOLD LTD.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2021 and the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in preparing the unaudited pro forma consolidated financial statements are set out in the Company’s consolidated financial statements as at and for the year ended December 31, 2021. In preparing the unaudited pro forma consolidated financial statements, a preliminary review was undertaken to identify whether there are any accounting policy differences between the accounting policies used by Nomad and BaseCore where the impact was potentially material to the unaudited pro forma condensed consolidated financial statements and could be reasonably estimated. Based on this preliminary review, the Company has not identified accounting policies applicable to similar transactions undertaken by Nomad and BaseCore that significantly depart from those followed by the Company and would have a significant impact on the unaudited pro forma consolidated financial statements.

3.	DESCRIPTION OF THE TRANSACTIONS

Nomad Acquisition

Pursuant to the Arrangement, each holder of Nomad Shares is entitled to receive 1.21 (the “Exchange Ratio”) common shares of Sandstorm in respect of each Nomad Share held. In addition, pursuant to the Arrangement, each outstanding option of Nomad will be exchanged for a fully vested replacement option exercisable for Sandstorm common shares based on the Exchange Ratio. Pursuant to the Arrangement, the outstanding Nomad restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”) will be cancelled in exchange for the cash payment equal to the value of the consideration that would be payable for the Nomad shares that would be issuable on the vesting of such securities.

In accordance with the terms of each of the common share purchase warrants of Nomad (the “Warrants”), each holder of a Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Warrant, in lieu of Nomad Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the consideration which the holder would have been entitled to receive if such holder had been the registered holder of the number of Nomad Shares to which such holder would have been entitled if such holder had exercised such holder’s Warrants immediately prior to the effective time. Each Warrant shall continue to be governed by and be subject to the terms of the applicable Warrant certificate or indenture, as applicable, subject to any supplemental exercise documents issued by Sandstorm to holders of Warrants to facilitate the exercise of the Warrants and the payment of the corresponding portion of the exercise price thereof.

These unaudited pro forma consolidated financial statements assume that the conditions described under the Arrangement Agreement are met which include, among others and without limitation, the approval of the Sandstorm and Nomad shareholders, court and regulatory approvals and other customary closing conditions.

Readers should be cautioned that the Nomad Acquisition is not conditional on the Other Sandstorm Transactions being completed.

Other Sandstorm Transactions

BASECORE TRANSACTION

Pursuant to the BaseCore Transaction, Sandstorm will acquire the Royalty Package for total consideration of $525 million, payable as $425 million in cash and 13,495,276 common shares of the Company, upon closing.

Page | 10

SANDSTORM GOLD LTD.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2021 and the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

SPIN-OFF AND ANTAMINA NPI DISPOSITION TRANSACTIONS

Pursuant to a letter of intent entered into on February 27, 2022, amended and restated on May 1, 2022, the Spin-Off Transaction includes the Company’s sale of its approximately 25% stake in common shares of Entrée Resources Ltd. to Horizon Copper, and the proposed sale of its equity method investment in the Hod Maden project to Horizon Copper. The sale of the approximately 25% stake in common shares of Entrée Resources Ltd. was completed on May 31, 2022 in consideration for a promissory note in the principal amount of C$43.2 million (the “Entrée Note”) pursuant to a share purchase agreement dated May 26, 2022.

Pursuant to the letter of intent, the Company also agreed to sell its equity method investment in the Hod Maden project to Horizon Copper, a subsidiary holding a 55% interest in the Peninsula property in Michigan and the Entrée Note. The additional full consideration Sandstorm will receive includes:

a)	a $200,000 gold stream on the Hod Maden project,
b)

a secured promissory note with an initial principal amount of $95,000 (the “Term Loan”). Interest on the promissory note is to be paid quarterly at the Secured Overnight Financing Rate (“SOFR”) + 2% commencing the earlier of (i) January 1, 2026; or (ii) when Horizon Copper receives dividends from its investment in Hod Maden. The note may be settled at any time in Horizon Copper common shares at the election of the holder or Horizon Copper based on a 20-day volume weighted average price (“VWAP”) of the market price of the shares, subject to a certain floor price, unless Sandstorm would beneficially own in excess of 34% of the number of Horizon Copper common shares outstanding immediately after giving effect to such conversion or issuance. The note matures after 10 years following its issuance (or such earlier date required by any stock exchange on which Horizon Copper is listed), and

c)	approximately 34% equity interest in Horizon Copper.

Sandstorm will also contribute $10,000 in cash to Horizon Copper as part of the Spin-off Transaction.

Pursuant to the amended and restated letter of intent dated May 1, 2022 (“Horizon Antamina Agreement”), the Company agreed to the proposed partial disposition of the 1.66% Antamina NPI acquired as a result of the BaseCore Transaction to Horizon Copper. The consideration Horizon Copper will issue to Sandstorm under the Horizon Antamina Agreement includes:

a)	a 1.66% silver stream from the Antamina mine with ongoing payments equal to 2.5% of the silver spot price (the “Antamina Silver Stream”),
b)	$50,000 cash payment. Horizon will raise $50,000 by way of an equity financing, which will then be payable to Sandstorm on closing of the Horizon Antamina Agreement.
c)

a secured promissory note with a principal amount of $105,000. Interest on the note is to be paid quarterly at a rate of 3% per annum. The note may be settled at any time in Horizon Copper common shares at the election of the holder or Horizon Copper based on a 20-day VWAP of the market price of the shares, subject to a certain floor price, unless the holder would beneficially own in excess of 34% of the number of Horizon Copper common shares outstanding immediately after giving effect to such conversion or issuance. The note matures after 10 years following its issuance, and

d)	Horizon Copper shares sufficient to maintain Sandstorm’s 34% equity interest.

Sandstorm will retain one-third of the Antamina NPI, paid net of the Antamina Silver Stream servicing commitments.

The Spin-Off Transaction and Antamina NPI Disposition are each subject to conditions precedent including, but not limited to, approval by Royalty North’s shareholders and, in the case of the Antamina NPI Disposition, closing of the BaseCore Transaction. The Antamina NPI Disposition is also conditional on the closing of the Spin-Off Transaction but the Spin-Off Transaction is not conditional on the Antamina NPI Disposition.

Page | 11

SANDSTORM GOLD LTD.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2021 and the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

Financing Transaction

Sandstorm entered into an agreement with the Bank of Nova Scotia and BMO Capital Markets as co-lead arrangers securing a commitment to increase the amount available under the Company’s existing revolving credit agreement to permit borrowing up to $500,000 with an additional uncommitted amount of up to $125,000, for a total of up to $625,000 (the “Revolving Loan”). The Revolving Loan will be available to be used towards refinancing Nomad’s Revolving Credit Facility (“Revolving Credit Facility”), as permitted by the terms of the Revolving Loan, which is required to be repaid under the terms of the Revolving Credit Facility agreement. The amounts drawn on the Revolving Loan are subject to interest at SOFR plus 1.875%–3.5% per annum, and the undrawn portion of the Revolving Loan is subject to a standby fee of 0.422%–0.788% per annum, both of which are dependent on the Company’s leverage ratio. With the amendment, Sandstorm’s leverage ratio covenant will increase to 4.75x, with step-downs to 4.00x after five quarters post-closing of the BaseCore Transaction. The closing of the $500,000 is contingent upon closing the BaseCore Transaction, and the closing of the additional uncommitted amount of up to $125,000 is subject to the satisfaction of the closing conditions for the Nomad Acquisition.

4.	USE OF ESTIMATES

For purposes of the unaudited pro forma consolidated financial statements, the Nomad Acquisition (Note 5) and the BaseCore Transaction (Note 7) will be accounted for as asset acquisitions as neither transaction meet the definition of a business combination under IFRS. In an asset acquisition, the cost of the acquisition is allocated to the individual identifiable assets and liabilities based on their relative fair values at the date of acquisition.

The fair value assumptions with respect to the assets acquired and liabilities assumed have been based on information presented in Nomad’s public filings, the Royalty Package’s carve-out financial statements and in discussions with the management of Nomad and BaseCore, preliminary valuation information, and due diligence. A final determination of the fair value of the acquired assets and liabilities will be performed in conjunction with the preparation of the Company’s financial statements for the period including the completion date of each acquisition. Changes in the fair value estimates of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the values reflected in the unaudited pro forma consolidated statement of financial position and unaudited pro forma consolidated statements of income (loss). The final estimate of purchase consideration and the fair value of acquired assets and liabilities may differ from the amounts reflected below.

5.	CONSIDERATION AND PURCHASE PRICE ALLOCATION OF THE NOMAD ACQUISITION

The estimated purchase consideration for the Nomad Acquisition is based on a share price of $7.41 representing Sandstorm’s closing share price on the Toronto Stock Exchange (converted to U.S. dollars at an exchange rate of $1.00 = C$1.2792) on April 29, 2022, the business date prior to the date of the announcement of the Arrangement Agreement. The value of the purchase consideration will change based on fluctuations in the share price of the Company’s common shares and the number of Nomad shares outstanding on the closing of the Nomad Acquisition.

Other elements of the purchase consideration include the stock options to be exchanged for vested Sandstorm replacement options, including the Sandstorm shares to be issued to holders of Warrants, and transaction costs capitalized as part of the asset acquisition.

Page | 12

SANDSTORM GOLD LTD.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2021 and the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

Purchase consideration:

Shares issued in exchange for outstanding Nomad Shares	$551,029

Stock options to be exchanged for vested Sandstorm replacement options	4,053

Transaction costs	4,860

$559,942

The following table reflects the preliminary pro forma fair values of assets acquired and liabilities assumed from Nomad at March 31, 2022.

Net Assets acquired:

Cash and cash equivalents	$8,810

Accounts receivable	3,813

Other assets	2,394

Royalties, streams, and other interests	635,267

Accounts payable and accrued liabilities	(5,423)

Deferred payment liability	(10,571)

Revolving credit facility	(41,750)

Net assets acquired	$592,540

Less: Non-controlling interest	(32,598)

$559,942

6.	NOMAD ACQUISITION PRO FORMA ASSUMPTIONS AND TRANSACTION ACCOUNTING ADJUSTMENTS

The unaudited pro forma consolidated financial statements reflect adjustments to give effect to the Nomad Acquisition. The Company is not aware of any additional reclassifications that would have a material impact on the unaudited pro forma financial information. Assumptions and transaction adjustments made are as follows:

a)	The estimated cash transaction costs incurred by Sandstorm, and the settlement of RSUs, PSUs and DSUs and change of control payments of incurred by Nomad.
b)

The difference between the estimated allocated fair value and the carrying values of Nomad’s stream, royalties and other interests. Included in this allocation is: (i) $183,060 to royalties that are currently generating royalty payments as a result of production (“Nomad’s Producing Royalties”) and which are subject to depletion (see Note 6(h) below) and (ii) $142,168 to royalties not currently subject to depletion. If the Company’s estimate of the fair value of Nomad’s Producing Royalties is increased or decreased, this will result in a corresponding proportionate increase or decrease to depletion expense.

c)

The issuance of 74,362,929 common shares to Nomad’s shareholders treated as purchase consideration, and the issuance of 2,018,151 Sandstorm replacement options, net of the elimination of Nomad’s historical issued capital of $288,271 as at March 31, 2022.

d)	The elimination of Nomad’s historical equity balances at March 31, 2022 including $3,156 of warrants, and $5,462 of contributed surplus.
e)	The elimination of Nomad’s historical accumulated retained earnings of $2,782.
f)	An adjustment of $9,034 related to the non-controlling interests proportionate share of the amounts recognized within the net assets acquired.

Page | 13

SANDSTORM GOLD LTD.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2021 and the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

g)	The elimination of Nomad’s deferred tax asset of $43,214, which has no basis with the increase in fair value and carrying value of Nomad’s stream, royalties and other interests (see Note 6(b) above).
h)	The adjustment in depletion represents the estimated increase or decrease in depletion caused by the pro forma fair value adjustments to Nomad’s Producing Royalties (see Note 6(b) above).

7.	CONSIDERATION AND PURCHASE PRICE ALLOCATION OF THE BASECORE TRANSACTION

The purchase consideration for the proposed acquisition of the Royalty Package pursuant to the BaseCore Transaction is based on a share price of $7.41 representing Sandstorm’s closing share price on the Toronto Stock Exchange (converted to U.S. dollars at an exchange rate of $1.00 = C$1.2792) on April 29, 2022, the business date prior to the date of the announcement of the Royalty Package. The purchase price consists of $425,000 cash and 13,495,276 common shares of the Company.

Purchase consideration:

Common shares issued	$100,000

Cash consideration	425,000

Transaction costs	4,857

$529,857

The following table reflects the preliminary pro forma fair values of the Royalty Package at March 31, 2022.

Net Assets acquired:

Royalties, streams and other interests	$518,859

Trade and other receivables	11,012

Trade and other payables	(14)

$529,857

8.	BASECORE PRO FORMA ASSUMPTIONS AND TRANSACTION ACCOUNTING ADJUSTMENTS

The unaudited pro forma consolidated financial statements reflect adjustments to give effect to the asset acquisition as a result of the BaseCore Transaction. The Company is not aware of any additional reclassifications that would have a material impact on the unaudited pro forma financial information. Assumptions and transaction adjustments made are as follows:

a)	The estimated payment of $4,857 of transaction costs incurred as part of the transaction by Sandstorm.
b)

The difference between the estimated allocated fair value and the carrying values of BaseCore’s stream, royalties and other interests. Included in this allocation is: (i) $209,412 to royalties that are currently generating royalty payments as a result of production (“BaseCore’s Producing Royalties”) and which are subject to depletion (see Note 8(e) below) and (ii) $49,902 to royalties not currently subject to depletion. If the Company’s estimate of the relative fair value of BaseCore’s Producing Royalties is increased or decreased, this will result in a corresponding proportionate increase or decrease to depletion expense.

c)	The increase of $425,000 to the Revolving Loan to fund the cash consideration of the BaseCore Transaction, net of estimated financing fees of $1,505.

Page | 14

SANDSTORM GOLD LTD.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2021 and the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

d)	The issuance of common shares to BaseCore’s shareholders of $100,000 is treated as part of the purchase consideration and elimination of BaseCore’s historical net investment from partners of $270,543.
e)	The adjustment in depletion represents the estimated increase in depletion caused by the pro forma fair value adjustments to BaseCore’s Producing Royalties (see Note 8(b) above).
f)	An adjustment to finance expenses due to the payment of interest on the Company’s assumed draw on the upsize of the Revolving Loan (see Note 8(c)).

9.	OTHER PRO FORMA ASSUMPTIONS AND TRANSACTION ACCOUNTING ADJUSTMENTS

The unaudited pro forma consolidated financial statements reflect adjustments to give effect to the Spin-off Transaction and the Antamina NPI Disposition.

Assumptions and transaction adjustments made as a result of the Spin-off Transaction are as follows:

a)	The Company’s contribution of $10,000 cash to Horizon Copper as part of the Spin-Off Transaction, and estimated transaction costs incurred.
b)

The elimination of Sandstorm’s investments in Hod Maden and Entrée of $71,248 at March 31, 2022 offset by the recognition of investments in associates of $12,233 related to the common shares issued by Horizon Copper that corresponds to an approximate 34% equity interest in Horizon Copper upon closing of the Spin-off Transaction. The shares in Horizon Copper were valued at C$0.60, the price of the most recently completed subscription receipt financing by Horizon Copper.

c)	The recognition of the gold stream on the Hod Maden asset of $200,000.
d)	The recognition of the note receivable of $77,022 issued by Horizon Copper as part of the Spin-off Transaction.
e)

The recognition of share of net loss on investments in Horizon Copper offset by the elimination of historical share of net loss on investments in associates related to the Hod Maden and Entrée investments.

f)

The recognition of the gain on the disposition of the Hod Maden and Entrée investments in associates including the reclassification of foreign exchange losses previously recognized through other comprehensive income.

g)	The recognition of interest income related to the note issued as part of the Spin-off Transaction.

Assumptions and transaction adjustments made as a result of the Antamina NPI partial disposition are as follows:

h)	The cash receipt of $50,000 from Horizon Copper as part of the purchase consideration.
i)

An adjustment to Sandstorm’s stream, royalty and other interests of $263,117 related to the partial disposition of the 1.66% Antamina NPI offset by the recognition of Antamina Silver Stream asset of $86,090.

j)

An adjustment to investments in associate of $26,000 related to the additional common shares issued by Horizon Copper to Sandstorm for the Antamina NPI Disposition. The shares in Horizon Copper were valued at C$0.60, the price of the most recently completed subscription receipt financing by Horizon Copper.

k)	The recognition of the note receivable of $101,027 issued by Horizon Copper as part of the Antamina NPI Disposition.
l)	The adjustment to the share of net loss of investments in Horizon Copper related to Horizon Copper shares issued in Antamina NPI Disposition.
m)	The decrease in royalty revenue as a result of the Antamina NPI Disposition for the portion of the producing royalty disposed (see Note 3 and Note 9(i) above).

Page | 15

SANDSTORM GOLD LTD.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2021 and the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

n)	The decrease in depletion as a result of the Antamina NPI Disposition for the portion of the producing royalty disposed (see Note 3 and Note 9(i) above).
o)	The recognition of interest income due to the note receivable issued by Horizon Copper as part of the Antamina NPI Disposition.

10.	PRO FORMA SHARE CAPITAL

Sandstorm pro forma share capital after the Transactions as at March 31, 2022 has been determined as follows:

	Common Shares	Amount ($)

Issued and outstanding, March 31, 2022	192,224,215	697,727

Sandstorm common shares issued in exchange for Nomad Shares (Note 6(c))	74,362,929	551,029

Pro forma balance issued and outstanding post Nomad transaction	266,587,144	1,248,756

Sandstorm common shares issued in exchange for the BaseCore Royalty Package (Note 8(d))	13,495,276	100,000

Pro forma balance issued and outstanding	280,082,420	1,348,756

11.	PRO FORMA EARNING PER SHARE

Pro forma basic and diluted earnings per share has been calculated based on actual basic and diluted weighted average number of Sandstorm common shares outstanding for the respective periods as well as the number of shares issued in connection with the Transactions as if such shares had been outstanding since the date the associated equity was originally issued:

	Year ended December 31, 2021	Three months ended March 31, 2022

Actual basic weighted average number of Sandstorm common shares outstanding	193,974,313	191,914,859

Weighted average number of Sandstorm common shares, issued in exchange for Nomad Shares	74,362,929	74,362,929

Pro forma basic weighted average number of Sandstorm common shares outstanding post Nomad Arrangement Agreement	268,337,242	266,277,788

Pro forma net income attributable to shareholders post Nomad Arrangement Agreement	$20,726	$9,323

Pro forma basic net earning per share	$0.08	$0.04

Weighted average number of Sandstorm common shares, issued in exchange for BaseCore Royalty Package	13,495,276	13,495,276

Pro forma basic weighted average number of Sandstorm common shares outstanding post Basecore Royalty Package and Nomad Arrangement Agreement	281,832,518	279,773,064

Pro forma net income attributable to shareholders of the Company post Basecore Royalty Package and Nomad Arrangement Agreement	$21,833	$11,621

Pro forma basic net earning per share	$0.08	$0.04

Pro forma basic weighted average number of Sandstorm common shares outstanding of the consolidated Company	281,832,518	279,773,064

Pro forma net income attributable to shareholders of the consolidated Company	$75,296	$8,437

Pro forma basic net earning per share	$0.27	$0.03

Page | 16

SANDSTORM GOLD LTD.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2021 and the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

	Year ended December 31, 2021	Three months ended March 31, 2022
Actual diluted weighted average number of Sandstorm common shares outstanding	197,823,480	194,837,916
Weighted average number of Sandstorm common shares, issued in exchange for Nomad Shares	74,362,929	74,362,929
Weighted average number of Sandstorm share issuable, issued in exchange or exercise for Nomad share options and warrants	565,833	565,833

Pro forma diluted weighted average number of Sandstorm common shares outstanding post Nomad Arrangement Agreement	272,752,242	269,766,678
Pro forma net income attributable to shareholders post Nomad Arrangement Agreement	$20,726	$9,323
Pro forma diluted net earning per share	$0.08	$0.03

Weighted average number of Sandstorm common shares, issued in exchange for BaseCore Royalty Package	13,495,276	13,495,276

Pro forma diluted weighted average number of Sandstorm common shares outstanding post Basecore Royalty Package and Nomad Arrangement Agreement	286,247,518	283,261,954
Pro forma net income attributable to shareholders of the Company post Basecore Royalty Package and Nomad Arrangement Agreement	$21,833	$11,621
Pro forma diluted net earning per share	$0.08	$0.04

Pro forma diluted weighted average number of Sandstorm common shares outstanding of the consolidated Company	286,247,518	283,261,954
Pro forma net income attributable to shareholders of the consolidated Company	$75,296	$8,437
Pro forma diluted net earning per share	$0.26	$0.03

There were 327,426 potentially dilutive stock options which were excluded from the computation of diluted earnings per share in relation to the Nomad Arrangement Agreement because the exercise prices exceeded the market value of the common shares of $8.08, as at March 31, 2022.

Page | 17

Appendix G

BaseCore Financial Statements

See attached.

G-1

Carve-out Financial Statements of BaseCore

Royalty Package

Years ended December 31, 2021 and 2020

Independent Auditor’s Report

To the Board of Directors of BaseCore Metals GP Limited, in its capacity as general partner of BaseCore Metals LP.

Opinion

We have audited the carve-out financial statements of BaseCore Royalty Package (the “Acquired Assets”), which comprise the carve-out statements of financial position as at December 31, 2021 and 2020, and the carve-out statements of operations and comprehensive income/(loss), changes in partners’ net investment and cash flows for the years then ended, and notes to the carve-out financial statements, including a summary of significant accounting policies (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Acquired Assets as at December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards (“Canadian GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Acquired Assets in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Acquired Assets’ ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Acquired Assets or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Acquired Assets’ financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

1

As part of an audit in accordance with Canadian GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Acquired Assets’ internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Acquired Assets’ ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Acquired Assets to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

June 30, 2022

2

BaseCore Royalty Package

Carve-out Statements of Financial Position

As of December 31, 2021 and 2020

US$ thousands	Notes	2021	2020
Assets
Current assets
Accounts receivable		13,618	7,572
Financial asset - zinc participating loan	5	500	500
		14,118	8,072
Non-current assets
Intangible assets	4	221,042	234,663
Financial asset - zinc participating loan	5	39,959	40,880
		261,001	275,543
Total assets		275,119	283,615

Liabilities
Current liabilities
Accounts payable and accrued liabilities	6	509	505
		509	505
Non-current liabilities
Other non-current payable	5,6	-	16,000
		-	16,000

Partners’ net investment		274,610	267,110
Total liabilities and partners’ net investment		275,119	283,615

The accompanying notes are an integral part of the carve-out financial statements.

3

BaseCore Royalty Package

Carve-out Statements of Operations and Comprehensive Income/(Loss)

For the years ended December 31, 2021 and 2020

US$ thousands	Notes	2021	2020
Income
Royalty income	4	45,001	20,932
Fair value gain on financial asset	5	2,700	990
Interest income		2,355	368
		50,056	22,290
Expenses
General and administrative	2	113	79
Impairment on intangible assets, net	4	-	9,140
Depreciation and amortization	4	13,621	14,698
		13,734	23,917
Net income/(loss) and comprehensive income/(loss)		36,322	(1,627)

The accompanying notes are an integral part of the carve-out financial statements.

4

BaseCore Royalty Package

Carve-out Statements of Changes in Partners’ Net Investment

For the years ended December 31, 2021 and 2020

US$ thousands	Note	Total partners’ net investment
January 1, 2020		260,400
Net loss		(1,627)
Net transfers from partners		8,337
December 31, 2020		267,110
Net income		36,322
Net transfers to partners		(28,822)
December 31, 2021		274,610

The accompanying notes are an integral part of the carve-out financial statements.

5

BaseCore Royalty Package

Carve-out Statements of Cash Flows

For the years ended December 31, 2021 and 2020

US$ thousands	Notes	2021	2020
Operating activities:
Net income/(loss)		36,322	(1,627)
Adjustments for:
Depreciation and amortization	4	13,621	14,698
Impairment on intangible assets, net	4	-	9,140
Change in fair value of financial asset	5	(2,700)	(990)
Interest income		(2,355)	(368)
Cash generated by operating activities before working capital changes		44,888	20,853
Working capital changes
Increase in accounts receivable		(6,046)	(5,668)
Increase in financial asset-zinc participating loan	5	-	(500)
Increase in accounts payable and accrued liabilities		4	500
Total working capital changes		(6,042)	(5,668)
Net cash generated by operating activities		38,846	15,185
Financing activities:
(Distributions to)/contributions from partners		(28,822)	8,337
Net cash (used in)/generated by financing activities		(28,822)	8,337
Investing activities:
Financial asset-zinc participating loan payment	5	(16,000)	(24,000)
Contingent payment	5	(500)	-
Proceeds from financial asset-zinc participating loan	5	6,476	478
Net cash used in investing activities		(10,024)	(23,522)
Change in cash		-	-
Cash at beginning of year		-	-
Cash at end of year		-	-

The accompanying notes are an integral part of the carve-out financial statements.

6

BaseCore Royalty Package

Notes to the Carve-out Financial Statements

As at December 31, 2021 and 2020

(US$ thousands, except as otherwise indicated)

1.	General information

BaseCore Metals LP (the “Limited Partnership”) owns a portfolio of high-quality, long-life royalties and streams located across Canada, Mexico, and Peru. The Limited Partnership’s assets currently include royalties or streams on two producing mines, one processing facility, two near-term development projects and five exploration assets. The Limited Partnership generates value through investments in high-quality base metal streams and royalties in mining-friendly jurisdictions.

The Limited Partnership holds a 1.66% net profits interest (“NPI”) on the Antamina copper mine, a 0.5% NPI on the Highland Valley Copper mine, a 1.0% stream on production from CEZinc (Note 5), a sliding scale gross returns royalty on El Pilar, a 2.0% net smelter return (“NSR”) royalty on the Horne 5 gold project, Tulks South, South Tally Pond, Long Lake and Joannès Lake, and a 1.5% NSR royalty on Point Leamington (collectively the “Acquired Assets” or “BaseCore Royalty Package”).

The carve-out financial statements have been prepared for the purpose of an agreed upon transaction which will result in the sale of the Acquired Assets of the Limited Partnership to a third-party buyer.

2.	Basis of preparation

Historically, the Limited Partnership has not prepared financial statements for the stand-alone operations of the Acquired Assets nor were the Acquired Assets presented as a separate legal entity. These carve-out financial statements present the statement of financial position, statement of operations and comprehensive income/(loss), statement of cash flows and statement of changes in partners’ net investment as if the Acquired Assets had operated as a separate entity.

Due to the inherent limitations of carving out the assets, liabilities, operations and cash flows of the Acquired Assets, these carve-out financial statements are not necessarily indicative of the results that would have been attained by the Acquired Assets had it been operated as a separate legal entity during the periods presented and therefore, are not necessarily indicative of future operating results.

Statement of compliance

The carve-out financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The financial statements have been prepared on a historical cost basis, with the exception of the financial asset which is recorded at fair value through profit or loss. Additionally, the financial statements have been prepared using accrual basis of accounting, except for cash flow information. All amounts are expressed in US dollars, unless otherwise stated.

The financial statements were authorized for issue by the Limited Partnership’s Board of Directors on June 30, 2022.

Basis of measurement

All assets, liabilities, revenues and expenses directly attributable to the Acquired Assets are presented in the carve-out statement of financial position and carve-out statement of operations and comprehensive income/(loss). For certain assets, liabilities and expenses that are not directly attributable to the Acquired Assets, allocations have been utilized to prepare the statement of financial position and statement of operations and comprehensive income/(loss). These allocations, which are discussed below, have been based on methodologies that the management team believes to be reasonable.

7

BaseCore Royalty Package

Notes to the Carve-out Financial Statements

As at December 31, 2021 and 2020

(US$ thousands, except as otherwise indicated)

2.	Basis of preparation (continued)

i)	General and administrative

General and administrative expenses include both costs directly attributable to the Acquired Assets and indirect costs allocated based on a systemic basis. Staff costs were allocated based on relative percentage of time that management spent on asset maintenance. The expenses allocated are not necessarily indicative of the expenses that would have been incurred if the Acquired Assets had performed the functions as a stand-alone entity, nor are they indicative of expenses that will be incurred in the future.

ii)	Cash and financing

Cash held by the Limited Partnership was not allocated to the Acquired Assets for any of the years presented. The Acquired Assets reflect transfers of cash to and from the Limited Partnership as a financing activity in the carve-out statement of cash flows.

iii)	Accounts receivable, accounts payable and accrued liabilities

Accounts receivable are amounts due under royalty arrangements. Accounts payable and accrued liabilities for the Acquired Assets were determined based on the accrued payables as at year-end.

iv)	Intangible assets

The fair values of the royalty assets acquired on December 5, 2017 have been based on the acquisition transaction price, which considered the fair values of the royalty assets calculated using specific discount rates and are based on expectations about future operations, primarily comprising estimates about production and sales volumes, commodity prices, reserves and resources, operating costs, working capital and capital expenditures. The estimated fair values have been determined using market information and appropriate valuation methodologies, but are not necessarily indicative of the amounts that Acquired Assets could realize in the normal course of business.

The production stage royalty assets are amortized using the units of production basis over the expected life of the mineral property, which is determined using available estimates of proven and probable reserves. These estimates affect amortization and the assessment of the recoverability of the carrying value of the royalty assets.

v)	Financial asset-zinc participating loan (Note 5)

The Acquired Assets include the financial asset-zinc participating loan as a financial instrument. In July 2020, the Limited Partnership entered into a streaming agreement with Noranda Income Fund (“NIF”) which resulted in the recognition of financial asset at fair value through profit or loss. The financial asset is measured at fair value through profit or loss and its fair value is re-measured at each period, with subsequent changes in fair value recorded in the statement of operations and comprehensive income/(loss). The estimated fair value of the financial asset at the inception date and at the subsequent reporting date have been determined using a discounted cash flow model which are mainly based on estimates of future productions and the forward LME zinc prices.

COVID-19

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The uncertainties around COVID-19 require the use of judgments and estimates which resulted in no significant impacts to the carve-out financial statements as at December 31, 2021 and 2020. The future impact of COVID-19 could affect management’s estimates and assumptions, including those used in determining the recoverable amount of its intangible assets.

8

BaseCore Royalty Package

Notes to the Carve-out Financial Statements

As at December 31, 2021 and 2020

(US$ thousands, except as otherwise indicated)

3.	Significant accounting policies

Use of judgments and estimates

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ materially from these estimates.

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into US dollars at the rates of exchange prevailing at the reporting date. Revenue and expenses and non-monetary assets and liabilities are translated at the rates of exchange prevailing on the dates of the transactions or when the assets were acquired or the liabilities incurred. Gains and losses arising on translation of foreign currencies are included in the determination of net income/(loss) for the year.

Revenue recognition

Revenues include royalty income that are subject to license and royalty agreements are recognized on an accrual basis. Interest income is recognized when the right to receive payment has been established provided that the economic benefits will be received and the amount of the income can be measured reliably.

Financial instruments

Financial assets and financial liabilities are recognized in the statement of financial position when the Acquired Assets become a party to the contractual provisions of the instrument.

Financial assets are classified as either financial assets at amortized cost, at fair value through other comprehensive income (FVTOCI) or at fair value through profit or loss (FVTPL) depending upon the business model for managing the financial assets and the nature of the contractual cash flow characteristics of the financial asset.

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Management of the Limited Partnership determines the classification of its financial assets and financial liabilities at initial recognition. When financial assets and financial liabilities are recognized initially, they are measured at fair value. The subsequent measurement of financial assets and financial liabilities depends on their classification. The Acquired Assets which include the following financial assets and financial liabilities, are classified and measured under IFRS 9, Financial Instruments as follows:

Classification and measurement

Accounts receivable	Amortized cost

Financial asset - zinc participating loan	Fair value through profit or loss (FVTPL)

Accounts payable and accrued liabilities	Amortized cost

De-recognition of financial assets and liabilities

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or the Limited Partnership has transferred its rights to receive cash flows from the asset and either have transferred substantially all the risks and rewards of the asset, or have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

9

BaseCore Royalty Package

Notes to the Carve-out Financial Statements

As at December 31, 2021 and 2020

(US$ thousands, except as otherwise indicated)

3.	Significant accounting policies (continued)

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Gains and losses on de-recognition are recognized in the statement of operations and comprehensive income/(loss).

Financial assets at amortized cost

Financial assets are recognized in the statement of financial position when the Acquired Assets become a party to the contractual provisions of the instrument. Financial assets are initially recognized at fair value on the trade date, including directly attributable transaction costs. Subsequently, accounts receivable is carried at amortized cost adjusted for any loss allowance.

Financial assets and liabilities at fair value through profit or loss

All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. Financial assets are classified at fair value through profit or loss where they fail the solely payments of principal and interest (“SPPI”) on the principal amount outstanding (the ”SPPI test”). Financial assets with cash flows that do not pass the SPPI test are required to be classified and measured at fair value through profit or loss, irrespective of the business model. Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in profit or loss.

The financial asset-zinc participating loan fails the SPPI test, and subsequently, it is classified and measured at fair value through profit or loss (Note 5).

Fair values

Financial instruments measured at fair value are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on observable inputs used to measure the fair values of assets and liabilities:

Level 1 -	Inputs are unadjusted quoted prices of identical instruments in active markets without any deduction for transaction costs.

Level 2 -	Inputs other than quoted prices included in Level 1 that are observable, either directly or indirectly. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

Level 3 -	One or more significant inputs used in a valuation technique that are not based on observable market data.

Determination of fair value and the resulting hierarchy requires the use of observable market data when available. The classification of a financial instrument in the hierarchy is based on the lowest level of input that is significant to the measurement of the fair value.

Fair value is defined as the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable and willing parties. The Acquired Assets’ credit risk and the credit risk of the counterparty are taken into account in determining the fair value of financial assets and financial liabilities.

The analysis and measurement details of the fair value of the financial instrument are further described in Note 5.

10

BaseCore Royalty Package

Notes to the Carve-out Financial Statements

As at December 31, 2021 and 2020

(US$ thousands, except as otherwise indicated)

3.	Significant accounting policies (continued)

Impairment of financial assets

A loss allowance for expected credit losses is determined for all financial assets, other than those at FVTPL, at the end of each reporting period. The expected credit loss recognized represents a probability-weighted estimate of credit losses over the expected life of the financial instrument. For all financial assets at amortized cost, the Limited Partnership recognizes lifetime expected credit losses when there has been a significant increase in credit risk since initial recognition, which is determined by:

•	A review of overdue amounts,

•	Comparing the risk of default at the reporting date and at the date of initial recognition, and

•	An assessment of relevant historical and forward-looking quantitative and qualitative information.

Intangible assets

Intangible assets acquired are recognized separately from goodwill if the asset is separable or arises from contractual or legal rights. Intangible assets are also recognized when acquired individually or with a group of other assets, and are measured at their estimated fair value. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.

Identifiable intangible assets with a finite life are amortized on a unit of production basis over their expected mine life. The amortization method and period are reviewed annually and impairment testing is undertaken when circumstances indicate the carrying amount may not be recoverable. The Acquired Assets have no identifiable intangible assets with an indefinite life.

The Limited Partnership reviews its intangible assets for impairment annually or whenever events or circumstances indicate that the carrying amount may not be recovered. The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use (being the present value of the expected future cash flows of the asset, as determined by management). Impairment is recognized when the recoverable amount of the intangible asset is lower than the carrying value.

All royalty arrangements are categorized as intangible assets.

Taxes

As the Acquired Assets are not a taxable entity, there were no provisions for income taxes recorded in the carve-out financial statements.

Partners’ net investment

The Limited Partnership’s investment in the Acquired Assets is presented as partners’ net investment on the carve-out statement of financial position. Partners’ net investment is comprised of accumulated earnings of the operations and net transfers to/from partners. Net changes are presented on the carve-out statement of cash flows as distributions to/contributions from partners.

11

BaseCore Royalty Package

Notes to the Carve-out Financial Statements

As at December 31, 2021 and 2020

(US$ thousands, except as otherwise indicated)

4.	Intangible assets

Intangible assets as at December 31, 2021 and 2020 are comprised of the following:

	January 1, 2021	Amortization	Impairment	Reversal of impairment	December 31, 2021

Royalty assets

Antamina	183,714	(12,897)	-	-	170,817

Highland Valley	4,689	(724)	-	-	3,965

Horne 5	34,800	-	-	-	34,800

El Pilar	10,600	-	-	-	10,600

Long Lake	120	-	-	-	120

Tulks South	120	-	-	-	120

Point Leamington	500	-	-	-	500

South Tally	120	-	-	-	120

Balance, end of year	234,663	(13,621)	-	-	221,042

	January 1, 2020	Amortization	Impairment	Reversal of impairment	December 31, 2020

Royalty assets

Antamina	197,656	(13,942)	-	-	183,714

Highland Valley	5,445	(756)	-	-	4,689

Horne 5	44,100	-	(9,300)	-	34,800

El Pilar	9,300	-	-	1,300	10,600

Long Lake	500	-	(380)	-	120

Tulks South	500	-	(380)	-	120

Point Leamington	500	-	-	-	500

South Tally	500	-	(380)	-	120

Balance, end of year	258,501	(14,698)	(10,440)	1,300	234,663

On December 5, 2017, the Limited Partnership acquired a selection of existing royalties on producing and development stage properties in North and South America, including the Antamina and Highland Valley mines as well as the Horne 5 and El Pilar projects. These royalties were purchased from Glencore for an aggregate purchase price of $299,500.

Management assesses and tests the intangible assets for impairment, and subsequent reversal of impairment, at least annually or whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable or that a previously recorded impairment may be reversed. As a part of its annual impairment assessment for the year ended December 31, 2021, management determined that there were no indicators of impairment for its intangible assets. As a result, management did not recognize any impairment loss or reversal of impairment (2020 – management recognized an impairment loss of $10,440 and a reversal of impairment of $1,300 as of December 31, 2020).

Antamina

Compañía Minera Antamina S.A. (“Antamina”) is a poly-metallic mining complex that produces copper, zinc, molybdenum, silver and lead concentrates. The mine is located in the District of San Marcos, Province of Huari, Ancash Region, Peru and 200 km from the city of Huaraz with an average altitude of 4,300 metres above sea level. Antamina also has a shipping port in Punta Lobitos located in the coastal Province of Huarmey.

The Acquired Assets currently receive from Teck Resources Limited, an entity related to Antamina, a net profits royalty equal to 1.66% of Antamina’s free cash flow.

12

BaseCore Royalty Package

Notes to the Carve-out Financial Statements

As at December 31, 2021 and 2020

(US$ thousands, except as otherwise indicated)

4.	Intangible assets (continued)

During the year ended December 31, 2021, royalty income of $41,755 (2020 – $20,390) was recorded.

Highland Valley

Highland Valley mine is located in the south-central province of British Columbia, Canada between the communities of Logan Lake and Ashcroft and approximately 50 km southwest of Kamloops. This mine is a large open-pit operation and produces both copper and molybdenum.

The Highland Valley mine is owned by Highmont Mining Company (“Highmont”) (5%) and Teck Resources Limited (95%). Highmont is a 100% owned subsidiary of Teck Resources Limited.

The Acquired Assets receive from Highmont a net profits royalty equal to 10.153% of Highmont’s free cash flow.

During the year ended December 31, 2021, royalty income of $3,246 (2020 – $542) was recorded.

Horne 5

The Horne 5 property is a copper-gold mineral brown-field underground mine-milling project located in the Rouyn-Noranda Camp in the Abitibi region of the central-northwest province of Quebec, Canada. The Horne 5 property is 100% owned by Falco Resources Ltd., and is currently in the early stage of development.

The Acquired Assets retain a 2% net smelter return royalty on all metals produced.

In May 2021, a portion of the Horne 5 property known as Joannes Lake was sold by Falco Resources to Bullion Gold Resources Corp. The Acquired Assets retain the same 2% net smelter return royalty for this property.

El Pilar

The El Pilar property is low capital intensity green-field copper development project located in north-central Sonora, Mexico, approximately 15 kilometers south of the Arizona/Sonora border. The property is situated in the Sonora-Arizona porphyry copper province which hosts numerous copper deposits.

The Acquired Assets retain a sliding scale gross smelter returns royalty on all metal produced starting at 1% for an accumulated resource up to 3 billion pounds of copper and other mineral resources (on a copper equivalent basis) rising to a maximum of 3% for more than 5 billion pounds of copper and other mineral resources (on a copper equivalent basis) from Recursos Stingray de Cobre, S.A. de C.V. (formerly Noranda Exploracion de Mexico S.A. de C.V.), a subsidiary of Southern Copper Corporation (“SCC”).

Long Lake

Long Lake project is within the Long Lake volcanogenic massive sulphide (VMS) Project, a polymetallic exploration project, situated in Newfoundland and Labrador, Canada. This project is located approximately 70 kilometers from Millertown on the island of Newfoundland and is owned by Canterra Minerals Corporation.

The Acquired Assets retain a 2% net smelter return royalty from Canterra Minerals Corporation.

Tulks South

The Tulks South property is an exploration property located in central Newfoundland, Canada. The property is approximately 38 km south-southwest of the town of Buchans and 49 km southwest of Millertown and is owned by Canterra Minerals Corporation.

The Acquired Assets retain a 2% net smelter return royalty from Canterra Minerals Corporation.

13

BaseCore Royalty Package

Notes to the Carve-out Financial Statements

As at December 31, 2021 and 2020

(US$ thousands, except as otherwise indicated)

4.	Intangible assets (continued)

Point Leamington

The Point Leamington property is an exploration property located on the northeast coast of Newfoundland, Canada. The property is approximately 37 kilometers northwest of Grand Falls-Windsor and is owned by Callinex Mines Inc.

The Acquired Assets retain a 1.5% net smelter return royalty from Callinex Mines Inc.

South Tally

The South Tally Pond VMS Project an exploration property located in central Newfoundland, Canada. The property is approximately 110 kilometers southwest of the town of Grand Falls-Windsor and 35 kilometers south of the community of Millertown and is owned by Canterra Minerals Corporation.

The Acquired Assets retain a 2% net smelter return royalty from Canterra Minerals Corporation.

5.	Financial asset – zinc participating loan

On July 27, 2020, the Limited Partnership and Noranda Income Fund (“NIF”) entered into a stream agreement over zinc processed and refined at NIF’s zinc processing facility located in Salaberry-de-Valleyfield, Quebec. The Limited Partnership agreed to pay cash consideration of $40,000 as an advance payment for the stream and NIF agreed to deliver LME Zinc warrants corresponding to 1.00% of zinc processed and refined at the processing facility until the later of (i) June 30, 2030 or (ii) 68 million pounds of LME zinc warrants has been delivered. The advanced payments are used for the expansion of the zinc refinery and have been paid as follows:

•	$12,000 to be paid on closing. The payment was made in July 2020;
•	$12,000 to be paid upon the earlier of the completion of certain construction milestones and December 31, 2021. The payment was made in December 2020;
•	$16,000 to be paid upon the earlier of the completion of certain construction milestones and June 30, 2022. The payment was made in June 2021.

The Limited Partnership makes ongoing payments equal to 20% of the zinc LME cash settlement price at the time of delivery of the warrant. The $40,000 advance payment is amortized for the difference between the zinc sold minus the 20% payment. If for whatever reason at the end of the term the minimum delivery is not achieved, any unamortized portion of the $40,000 is not refundable by NIF.

As part of the streaming contract, the Limited Partnership is committed to making the following contingent payments:

•	$500, with the average zinc price for the period from July 1, 2020 to December 31, 2020 being at least $1.00 per pound. The condition was met and the contingent payment was made in February 2021;
•	$500, with the average zinc price for the period from January 1, 2021 to December 31, 2021 being at least $1.07 per pound. The condition was met and the contingent payment was made in February 2022;
•

$500 if the Zinc Reference Price averages at least $1.15 per pound for the twelve (12) month period beginning on January 1, 2022 until December 31, 2022, with such amount to be paid on or before February 28, 2023.

The streaming contract is classified as a financial instrument since it doesn’t meet the definition of a derivative and the contractual right to receive LME warrants from NIF is under conditions that are potentially favourable to the Limited Partnership. The LME warrants are subsequently sold on the market for cash. This exposure to the commodity price causes the financial asset-zinc participating loan to fail the SPPI test. As a result, the streaming contract is initially measured at fair value corresponding to the advance payments to NIF and is subsequently measured at fair value through profit or loss using a discounted cash flow model.

14

BaseCore Royalty Package

Notes to the Carve-out Financial Statements

As at December 31, 2021 and 2020

(US$ thousands, except as otherwise indicated)

5.	Financial asset – zinc participating loan (continued)

The fair value of the financial asset-zinc participating loan is based on the discounted cash flow model which are significantly affected by changes in the forward LME zinc prices, production volumes by NIF and discount rates. The determination of fair value through profit or loss uses Level 3 inputs.

For the year ended December 31, 2021, the Acquired Assets recognized a gain in fair value of financial asset of $2,700 (2020 - $990) which was recorded through fair value gain on financial asset in the statement of operations and comprehensive income/(loss).

The breakdown of the financial asset-zinc participating loan is as follows:

	2021	2020
Balance, beginning of year	41,380	-
Financial asset-zinc participating loan advance payments	-	40,000
Financial asset-zinc participating loan contingent payment	500	500
Proceeds from financial asset-zinc participating loan	(6,476)	(478)
Change in fair value	2,700	990
Interest accretion	2,355	368
Total	40,459	41,380
Less: current portion	(500)	(500)
Balance, end of year - non-current portion	39,959	40,880

6.	Financial and capital risk management

Financial risks arising in the normal course of business from the Acquired Assets’ operations comprise credit risk and liquidity risk. It is the Acquired Assets’ policy and practice to identify and, where appropriate and practical, actively manage such risks to support its objectives in managing its capital and future financial security and flexibility. The Acquired Assets’ finance and risk professional, monitor, manage and report regularly to management on the approach and effectiveness in managing financial risks along with the financial exposures facing the Acquired Assets.

The Acquired Assets’ objectives in managing its capital include preserving its overall financial health and strength for the benefit of all stakeholders, maintaining an optimal capital structure in order to provide a high degree of financial flexibility at an attractive cost of capital and safeguarding its ability to continue as a going concern.

Credit risk

The Acquired Assets are exposed to credit risk in their royalty arrangements and financial asset-zinc participating loan. The maximum exposure to credit risk is the full carrying value of the financial instruments. The Acquired Assets minimize the credit risk of their royalty arrangements by managing and analyzing the cash flow of the royalty partners.

The Acquired Assets do not anticipate that any counterparty will fail to meet its obligations.

Liquidity risk

Liquidity risk is the risk that the Acquired Assets will not be able to meet its financial obligations on time or at a reasonable price. The Acquired Assets will settle future obligations out of cash. The ability to do this will depend on the Acquired Assets to collect the royalties relating to Antamina and Highland Valley mines, as well as its ability to collect the proceeds of the financial asset-zinc participating loan. As part of its liquidity management, the Acquired Assets monitor and analyze the future cash flow of the royalty partners and NIF on a regular basis.

15

BaseCore Royalty Package

Notes to the Carve-out Financial Statements

As at December 31, 2021 and 2020

(US$ thousands, except as otherwise indicated)

6.	Financial and capital risk management (continued)

The maturity profile of the Acquired Assets’ financial liabilities at December 31, 2021 and 2020 is as follows:

December 31, 2021	< 1 year	1 - 2 years	2 - 5 years	> 5 years	Total
Accounts payable and accrued liabilities	509	-	-	-	509
	509	-	-	-	509

December 31, 2020	< 1 year	1 - 2 years	2 - 5 years	> 5 years	Total
Accounts payable and accrued liabilities	505	-	-	-	505
Other non-current payable	-	16,000	-	-	16,000
	505	16,000	-	-	16,505

Commodity price risk

The Acquired Assets’ financial assets are exposed to fluctuations in the market prices for zinc. The financial asset-zinc participating loan is marked to fair market value at the end of each year, with a corresponding adjustment to net income/(loss) and comprehensive income/(loss). The following table shows the financial asset sensitivity to a +/- 10% movement in market prices for zinc as at December 31, 2021 and 2020:

Effect on net income/(loss) and comprehensive income/(loss)

	2021	2020
Zinc: 10% increase	4,100	4,573
Zinc: 10% decrease	(4,100)	(2,564)

7.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (most advantageous) market at the measurement date under current market conditions. Where available, market values have been used to determine fair values. When market values are not available, fair values have been calculated by discounting expected cash flows at prevailing market interest and exchange rates. The estimated fair values have been determined using market information and appropriate valuation methodologies, but are not necessarily indicative of the amounts the Acquired Assets could realize in the normal course of business. During the year ended December 31, 2021 and 2020, there were no transfers between levels, and the financial asset-zinc participating loan was measured using Level 3 inputs (Note 5).

16

Unaudited Condensed Interim Carve-out Financial Statements of

BaseCore Royalty Package

For the three months ended March 31, 2022 and 2021

BaseCore Royalty Package

Condensed Interim Carve-out Statements of Financial Position (unaudited)

As of March 31, 2022 and 2021

US$ thousands	Notes	March 31, 2022	December 31, 2021

Assets

Current assets

Accounts receivable		11,012	13,618

Financial asset - zinc participating loan	4	-	500

		11,012	14,118

Non-current assets

Intangible assets	3	217,793	221,042

Financial asset - zinc participating loan	4	41,752	39,959

		259,545	261,001

Total assets		270,557	275,119

Liabilities

Current liabilities

Accounts payable and accrued liabilities	5	14	509

		14	509

Partners’ net investment		270,543	274,610

Total liabilities and partners’ net investment		270,557	275,119

The accompanying notes are an integral part of the condensed interim carve-out financial statements.

3

BaseCore Royalty Package

Condensed Interim Carve-out Statements of Operations and Comprehensive Income (unaudited)

For the three months ended March 31, 2022 and 2021

US$ thousands	Note	Three months ended, March 31, 2022	Three months ended, March 31, 2021
Income
Royalty income	3	11,012	12,021
Fair value gain/(loss) on financial asset	4	2,394	(610)
Interest income		736	442
		14,142	11,853
Expenses
General and administrative		21	21
Depreciation and amortization	3	3,249	3,465
		3,270	3,486
Net income and comprehensive income		10,872	8,367

The accompanying notes are an integral part of the condensed interim carve-out financial statements.

4

BaseCore Royalty Package

Condensed Interim Carve-out Statements of Changes in Partners’ Net Investment (unaudited)

For the three months ended March 31, 2022 and 2021

US$ thousands	Notes	Three months ended, March 31, 2022	Three months ended, March 31, 2021
Balance, beginning of period		274,610	267,110
Net income		10,872	8,367
Net transfers to partners		(14,939)	(9,022)
Balance, end of period		270,543	266,455

The accompanying notes are an integral part of the condensed interim carve-out financial statements.

5

BaseCore Royalty Package

Condensed Interim Carve-out Statements of Cash Flows (unaudited)

For the three months ended March 31, 2022 and 2021

US$ thousands	Notes	Three months ended, March 31, 2022	Three months ended, March 31, 2021
Operating activities:
Net income		10,872	8,367
Adjustments for:
Depreciation and amortization	3	3,249	3,465
Change in fair value of financial asset	4	(2,394)	610
Interest income		(736)	(442)
Cash generated by operating activities before working capital changes		10,991	12,000
Working capital changes
Decrease/(increase) in accounts receivable		2,606	(3,947)
Increase/(decrease) in accounts payable and accrued liabilities		5	(492)
Total working capital changes		2,611	(4,439)
Net cash generated by operating activities		13,602	7,561
Financing activities:
Distributions to partners		(14,939)	(9,022)
Net cash used in financing activities		(14,939)	(9,022)
Investing activities:
Contingent payment	4	(500)	-
Proceeds from financial asset-zinc participating loan	4	1,837	1,461
Net cash generated by investing activities		1,337	1,461
Change in cash		-	-
Cash at beginning of period		-	-
Cash at end of period		-	-

The accompanying notes are an integral part of the condensed interim carve-out financial statements.

6

BaseCore Royalty Package

Notes to the Condensed Interim Carve-out Financial Statements

As at March 31, 2022 and 2021 (unaudited)

(US$ thousands, except as otherwise indicated)

1.	General information

BaseCore Metals LP (the “Limited Partnership”) owns a portfolio of high-quality, long-life royalties and streams located across Canada, Mexico, and Peru. The Limited Partnership’s assets currently include royalties or streams on two producing mines, one processing facility, two near-term development projects and five exploration assets. The Limited Partnership generates value through investments in high-quality base metal streams and royalties in mining-friendly jurisdictions.

The Limited Partnership holds a 1.66% net profits interest (“NPI”) on the Antamina copper mine, a 0.5% NPI on the Highland Valley Copper mine, a 1.0% stream on production from CEZinc (Note 4), a sliding scale gross returns royalty on El Pilar, a 2.0% net smelter return (“NSR”) royalty on the Horne 5 gold project, Tulks South, South Tally Pond, Long Lake and Joannès Lake, and a 1.5% NSR royalty on Point Leamington (collectively the “Acquired Assets” or “BaseCore Royalty Package”).

The carve-out financial statements have been prepared for the purpose of an agreed upon transaction which will result in the sale of the Acquired Assets of the Limited Partnership to a third-party buyer.

2.	Basis of preparation

Historically, the Limited Partnership has not prepared financial statements for the stand-alone operations of the Acquired Assets nor were the Acquired Assets presented in a separate legal entity. These carve-out financial statements present the statement of financial position, statement of operations and comprehensive income, statement of cash flows and statement of changes in partners’ net investment as if the Acquired Assets had operated as a separate entity.

Due to the inherent limitations of carving out the assets, liabilities, operations and cash flows of the Acquired Assets, these carve-out financial statements are not necessarily indicative of the results that would have been attained by the Acquired Assets had it been operated as a separate legal entity during the periods presented and therefore, are not necessarily indicative of future operating results.

Partners’ net investment

The Limited Partnership’s investment in the Acquired Assets is presented as partners’ net investment on the carve-out statement of financial position. Partners’ net investment is comprised of accumulated earnings of the operations and net transfers to partners. Net changes are presented on the carve-out statements of cash flows as distributions to partners.

The condensed interim carve-out financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). The same accounting policies and methods of computation were followed in preparation of the carve-out financial statements for the year ended December 31, 2021. These condensed interim financial statements do not include all the information required for annual carve-out financial statements and should be read in conjunction with the annual carve-out financial statements for the year ended December 31, 2021.

All amounts are expressed in US dollars, unless otherwise stated.

The financial statements were authorized for issue by the Limited Partnership’s Board of Directors on June 30, 2022.

Basis of measurement

All assets, liabilities, revenues and expenses directly attributable to the Acquired Assets are presented in the carve-out statement of financial position and carve-out statement of operations and comprehensive income/(loss). For certain assets, liabilities and expenses that are not directly attributable to the Acquired Assets, allocations have been utilized to prepare the statement of financial position and statement of operations and comprehensive income. These allocations have been based on methodologies that the management team believes to be reasonable.

7

BaseCore Royalty Package

Notes to the Condensed Interim Carve-out Financial Statements

As at March 31, 2022 and 2021 (unaudited)

(US$ thousands, except as otherwise indicated)

3.	Intangible assets

Intangible assets as at March 31, 2022 and December 31, 2021 are comprised of the following:

	January 1, 2022	Amortization	Impairment	Reversal of impairment	March 31, 2022
Royalty assets
Antamina	170,817	(3,056)	-	-	167,761
Highland Valley	3,965	(193)	-	-	3,772
Horne 5	34,800	-	-	-	34,800
El Pilar	10,600	-	-	-	10,600
Long Lake	120	-	-	-	120
Tulks South	120	-	-	-	120
Point Leamington	500	-	-	-	500
South Tally	120	-	-	-	120
Balance, end of period	221,042	(3,249)	-	-	217,793

	January 1, 2021	Amortization	Impairment	Reversal of impairment	December 31, 2021
Royalty assets
Antamina	183,714	(12,897)	-	-	170,817
Highland Valley	4,689	(724)	-	-	3,965
Horne 5	34,800	-	-	-	34,800
El Pilar	10,600	-	-	-	10,600
Long Lake	120	-	-	-	120
Tulks South	120	-	-	-	120
Point Leamington	500	-	-	-	500
South Tally	120	-	-	-	120
Balance, end of period	234,663	(13,621)	-	-	221,042

On December 5, 2017, the Limited Partnership acquired a selection of existing royalties on producing and development stage properties in North and South America, including the Antamina and Highland Valley mines as well as the Horne 5 and El Pilar projects. These royalties were purchased from Glencore for an aggregate purchase price of $299,500.

Management assesses and tests the intangible assets for impairment, and subsequent reversal of impairment, at each reporting period or whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable or that a previously recorded impairment may be reversed. As a part of its impairment assessment for the period ended March 31, 2022 and 2021, management determined that there are no indicators of impairment for its intangible assets. As a result, management recognized an impairment loss of $0 as of March 31, 2022 (2021 – $0 as of March 31, 2021).

Antamina

Compañía Minera Antamina S.A. (“Antamina”) is a poly-metallic mining complex that produces copper, zinc, molybdenum, silver and lead concentrates. The mine is located in the District of San Marcos, Province of Huari, Ancash Region, Peru and 200 km from the city of Huaraz with an average altitude of 4,300 metres above sea level. Antamina also has a shipping port in Punta Lobitos located in the coastal Province of Huarmey.

The Acquired Assets currently receive from Teck Resources Limited, an entity related to Antamina, a net profits royalty equal to 1.66% of Antamina’s free cash flow.

8

BaseCore Royalty Package

Notes to the Condensed Interim Carve-out Financial Statements

As at March 31, 2022 and 2021 (unaudited)

(US$ thousands, except as otherwise indicated)

3.	Intangible assets (continued)

During the period ended March 31, 2022, royalty income of $11,012 (2021 – $11,708) was recorded.

Highland Valley

Highland Valley mine is located in the south-central province of British Columbia, Canada between the communities of Logan Lake and Ashcroft and approximately 50 km southwest of Kamloops. This mine is a large open-pit operation and produces both copper and molybdenum.

The Highland Valley mine is owned by Highmont Mining Company (“Highmont”) (5%) and Teck Resources Limited (95%). Highmont is a 100% owned subsidiary of Teck Resources Limited.

The Acquired Assets receive from Highmont a net profits royalty equal to 10.153% of Highmont’s free cash flow. During the period ended March 31, 2022, royalty income of $0 (2021 – $313) was recorded.

Horne 5

The Horne 5 property is a copper-gold mineral brown-field underground mine-milling project located in the Rouyn-Noranda Camp in the Abitibi region of the central-northwest province of Quebec, Canada. The Horne 5 property is 100% owned by Falco Resources Ltd., and is currently in the early stage of development.

The Acquired Assets retain a 2% net smelter return royalty on all metals produced.

In May 2021, a portion of the Horne 5 property known as Joannes Lake was sold by Falco Resources to Bullion Gold Resources Corp. The Acquired Assets retain the same 2% net smelter return royalty for this property.

El Pilar

The El Pilar property is low capital intensity green-field copper development project located in north-central Sonora, Mexico, approximately 15 kilometers south of the Arizona/Sonora border. The property is situated in the Sonora-Arizona porphyry copper province which hosts numerous copper deposits.

The Acquired Assets retain a sliding scale gross smelter returns royalty on all metal produced starting at 1% for an accumulated resource up to 3 billion pounds of copper and other mineral resources (on a copper equivalent basis) rising to a maximum of 3% for more than 5 billion pounds of copper and other mineral resources (on a copper equivalent basis) from Recursos Stingray de Cobre, S.A. de C.V. (formerly Noranda Exploracion de Mexico S.A. de C.V.), a subsidiary of Southern Copper Corporation (“SCC”).

Long Lake

Long Lake project is within the Long Lake volcanogenic massive sulphide (VMS) Project, a polymetallic exploration project, situated in Newfoundland and Labrador, Canada. This project is located approximately 70 kilometers from Millertown on the island of Newfoundland and is owned by Canterra Minerals Corporation.

The Acquired Assets retain a 2% net smelter return royalty from Canterra Minerals Corporation.

Tulks South

The Tulks South property is an exploration property located in central Newfoundland, Canada. The property is approximately 38 km south-southwest of the town of Buchans and 49 km southwest of Millertown and is owned by Canterra Minerals Corporation.

The Acquired Assets retain a 2% net smelter return royalty from Canterra Minerals Corporation.

9

BaseCore Royalty Package

Notes to the Condensed Interim Carve-out Financial Statements

As at March 31, 2022 and 2021 (unaudited)

(US$ thousands, except as otherwise indicated)

3.	Intangible assets (continued)

Point Leamington

The Point Leamington property is an exploration property located on the northeast coast of Newfoundland, Canada. The property is approximately 37 kilometers northwest of Grand Falls-Windsor and is owned by Callinex Mines Inc.

The Acquired Assets retain a 1.5% net smelter return royalty from Callinex Mines Inc.

South Tally

The South Tally Pond VMS Project an exploration property located in central Newfoundland, Canada. The property is approximately 110 kilometers southwest of the town of Grand Falls-Windsor and 35 kilometers south of the community of Millertown and is owned by Canterra Minerals Corporation.

The Acquired Assets retain a 2% net smelter return royalty from Canterra Minerals Corporation.

4.	Financial asset – zinc participating loan

On July 27, 2020, the Limited Partnership and Noranda Income Fund (“NIF”) entered into a stream agreement over zinc processed and refined at NIF’s zinc processing facility located in Salaberry-de-Valleyfield, Quebec. The Limited Partnership agreed to pay cash consideration of $40,000 as an advance payment for the stream and NIF agreed to deliver LME Zinc warrants corresponding to 1.00% of zinc processed and refined at the processing facility until the later of (i) June 30, 2030 or (ii) 68 million pounds of LME zinc warrants has been delivered. The advanced payments are used for the expansion of the zinc refinery and have been paid as follows:

●	$12,000 to be paid on closing. The payment was made in July 2020;
●	$12,000 to be paid upon the earlier of the completion of certain construction milestones and December 31, 2021. The payment was made in December 2020;
●	$16,000 to be paid upon the earlier of the completion of certain construction milestones and June 30, 2022. The payment was made in June 2021.

The Limited Partnership makes ongoing payments equal to 20% of the zinc LME cash settlement price at the time of delivery of the warrant. The $40,000 advance payment is amortized for the difference between the zinc sold minus the 20% payment. If for whatever reason at the end of the term the minimum delivery is not achieved, any unamortized portion of the $40,000 is not refundable by NIF.

As part of the streaming contract, the Limited Partnership is committed to making the following contingent payments:

●	$500, with the average zinc price for the period from July 1, 2020 to December 31, 2020 being at least $1.00 per pound. The condition was met and the contingent payment was made in February 2021;
●	$500, with the average zinc price for the period from January 1, 2021 to December 31, 2021 being at least $1.07 per pound. The condition was met and the contingent payment was made in February 2022;
●

$500 if the Zinc Reference Price averages at least $1.15 per pound for the twelve (12) month period beginning on January 1, 2022 until December 31, 2022, with such amount to be paid on or before February 28, 2023.

The streaming contract is classified as a financial instrument since it doesn’t meet the definition of a derivative and the contractual right to receive LME warrants from NIF is under conditions that are potentially favourable to the Limited Partnership. The LME warrants are subsequently sold on the market for cash. This exposure to the commodity price causes the financial asset-zinc participating loan to fail the SPPI test. As a result, the streaming contract is initially measured at fair value corresponding to the advance payments to NIF and is subsequently measured at fair value through profit or loss using a discounted cash flow model.

10

BaseCore Royalty Package

Notes to the Condensed Interim Carve-out Financial Statements

As at March 31, 2022 and 2021 (unaudited)

(US$ thousands, except as otherwise indicated)

4.	Financial asset – zinc participating loan (continued)

The fair value of the financial asset-zinc participating loan is based on the discounted cash flow model which are significantly affected by changes in the forward LME zinc prices, production volumes by NIF and discount rates. The determination of fair value through profit or loss uses Level 3 inputs.

For the period ended March 31, 2021, the Acquired Assets recognized a gain in fair value of financial asset of $2,394 (2020 – loss of $610) which was recorded through fair value gain/(loss) on financial asset in the statement of operations and comprehensive income.

The breakdown of the financial asset-zinc participating loan is as follows:

	March 31, 2022	December 31, 2021
Balance, beginning of period	40,459	41,380
Financial asset-zinc participating loan contingent payment	-	500
Proceeds from financial asset-zinc participating loan	(1,837)	(6,476)
Change in fair value	2,394	2,700
Interest accretion	736	2,355
Total	41,752	40,459
Less: current portion	-	(500)
Balance, end of period - non-current portion	41,752	39,959

5.	Financial and capital risk management

Financial risks arising in the normal course of business from the Acquired Assets’ operations comprise credit risk and liquidity risk. It is the Acquired Assets’ policy and practice to identify and, where appropriate and practical, actively manage such risks to support its objectives in managing its capital and future financial security and flexibility. The Acquired Assets’ finance and risk professional, monitor, manage and report regularly to management on the approach and effectiveness in managing financial risks along with the financial exposures facing the Acquired Assets.

The Acquired Assets’ objectives in managing its capital include preserving its overall financial health and strength for the benefit of all stakeholders, maintaining an optimal capital structure in order to provide a high degree of financial flexibility at an attractive cost of capital and safeguarding its ability to continue as a going concern.

Credit risk

The Acquired Assets are exposed to credit risk in their royalty arrangements and financial asset-zinc participating loan. The maximum exposure to credit risk is the full carrying value of the financial instruments. The Acquired Assets minimize the credit risk of their royalty arrangements by managing and analyzing the cash flow of the royalty partners.

The Acquired Assets do not anticipate that any counterparty will fail to meet its obligations.

Liquidity risk

Liquidity risk is the risk that the Acquired Assets will not be able to meet its financial obligations on time or at a reasonable price. The Acquired Assets will settle future obligations out of cash. The ability to do this will depend on the Acquired Assets to collect the royalties relating to Antamina and Highland Valley mines, as well as its ability to collect the proceeds of the financial asset-zinc participating loan. As part of its liquidity management, the Acquired Assets monitor and analyze the future cash flow of the royalty partners and NIF on a regular basis.

11

BaseCore Royalty Package

Notes to the Condensed Interim Carve-out Financial Statements

As at March 31, 2022 and 2021 (unaudited)

(US$ thousands, except as otherwise indicated)

5.	Financial and capital risk management (continued)

The maturity profile of the Acquired Assets’ financial liabilities at March 31, 2022 and December 31, 2021 is as follows:

March 31, 2022	< 1 year	1 - 2 years	2 - 5 years	> 5 years	Total
Accounts payable and accrued liabilities	14	-	-	-	14
	14	-	-	-	14

December 31, 2021	< 1 year	1 - 2 years	2 - 5 years	> 5 years	Total
Accounts payable and accrued liabilities	509	-	-	-	509
	509	-	-	-	509

Commodity price risk

The Acquired Assets’ financial assets are exposed to fluctuations in the market prices for zinc. The financial asset-zinc participating loan is marked to fair market value at the end of each period, with a corresponding adjustment to net income and other comprehensive income. The following table shows the financial asset sensitivity to a +/- 10% movement in market prices for zinc as at March 31, 2022 and 2021:

Effect on net income and comprehensive income

	March 31, 2022	March 31, 2021
Zinc: 10% increase	4,230	3,668
Zinc: 10% decrease	(4,230)	(3,211)

6.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (most advantageous) market at the measurement date under current market conditions. Where available, market values have been used to determine fair values. When market values are not available, fair values have been calculated by discounting expected cash flows at prevailing market interest and exchange rates. The estimated fair values have been determined using market information and appropriate valuation methodologies, but are not necessarily indicative of the amounts the Acquired Assets could realize in the normal course of business. During the period ended March 31, 2022 and 2021, there were no transfers between levels, and the financial asset-zinc participating loan was measured using Level 3 inputs (Note 5).

12

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